2012 ANNUAL REPORT



CHAMPION INDUSTRIES, INC.

CORPORATE PROFILE

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia, with a total daily and Sunday circulation of approximately 23,000 and 28,000, respectively. With annual revenues of over $104 million, the Company operates in regional markets of the United States, east of the Mississippi River.



Financial Highlights Graphs 2

Financial Highlights 3

Letter from the Chairman 4

Board of Directors 6

Officers 7

The Company 8

Printing Divisions, Newspaper and Sales Capabilities 16

Office Products and Office Furniture Divisions and Sales Capabilities 18

Financial Table of Contents 20

Shareholders' Information 84

FINANCIAL HIGHLIGHTS GRAPHS

REVENUE
(IN THOUSANDS)


$ 175,000
150,000
125,000
100,000
75,000
50,000
'08
'09
'10
'11
'12

GROSS PROFIT
(IN THOUSANDS)


$ 55,000
45,000
35,000
25,000
15,000
5,000
'08
'09
'10
'11
'12

TOTAL DEBT
(IN THOUSANDS)


$ 110,000
90,000
70,000
50,000
30,000
10,000
'08
'09
'10
'11
'12

NET CASH PROVIDED BY OPERATING ACTIVITIES
(IN THOUSANDS)


$ 12,000
10,000
8,000
6,000
4,000
2,000
'08
'09
'10
'11
'12

	Year Ended October 31,				
	2012 (4)	2011 (3)	2010 (2)	2009 (1)	2008 (Restated)
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	$ 104,414	$ 104,512	$ 106,176	$ 114,671	$ 132,660
Gross profit	30,942	31,200	33,116	34,841	44,480
(Loss) income from operations	(8,925)	(4,445)	4,660	(37,934)	11,507
Net (Loss) income from continuing operations	(23,548)	(4,226)	197	(27,565)	4,136
Net Income from discontinued operations	635	250	291	44	522
Net (loss) income	(22,913)	(3,976)	488	(27,521)	4,658
(Loss) earnings per share:					
Basic					
Continuing operations	$ (2.09)	$ (0.41)	$ 0.02	$ (2.76)	$ 0.42
Discontinued operations	0.06	0.03	0.03	—	0.05
	$ (2.03)	$ (0.38)	$ 0.05	$ (2.76)	$ 0.47
Diluted					
Continuing operations	$ (2.09)	$ (0.41)	$ 0.02	$ (2.76)	$ 0.41
Discontinued operations	0.06	0.03	0.03	—	0.05
	$ (2.03)	$ (0.38)	$ 0.05	$ (2.76)	$ 0.46
Weighted average common shares outstanding:					
Basic	11,300,000	10,362,000	9,988,000	9,988,000	9,986,000
Diluted	11,300,000	10,362,000	9,988,000	9,988,000	10,024,000
Dividends per share	$ —	$ —	$ —	$ 0.06	$ 0.24

(1) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(2) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(3) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

(4) Includes impairment charges for goodwill in the second quarter of 2012 of $(9.5) million on a pre-tax basis. The Company also recorded a valuation allowance of $(15.6) million on its net deferred tax assets. In the fourth quarter of 2012, the Company incurred impairment charges on trademark and masthead of $(1.6) million on a pre-tax basis. The Company recorded impairment charges associated with property, plant and equipment held for sale of approximately $(0.6) million. (inclusive of discontinued operations)

	At October 31,				
	2012	2011	2010 (Restated)	2009 (Restated)	2008 (Restated)
Financial Position Data	(In thousands)				
Cash and cash equivalents/ negative book cash balances	$ 1,845	$ (1,154)	$ (1,014)	$ 1,159	$ (987)
Working capital(1)	(23,566)	(31,538)	12,822	(42,907)	20,039
Total assets	47,967	82,024	92,453	101,241	141,498
Long-term debt (net of current portion)(2)	2,652	431	47,582	918	61,615
Shareholders' equity	(1,377)	20,928	23,094	22,606	50,168

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009 and a current classification of debt and revolving line of credit in 2012 due to contractual maturity. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital. For 2012, due to the June 2013 maturity of the revolving line of credit and term debt, it is classified as current and included in working capital. In 2008 and 2010 net of debt allocated to discontinued operations/assets held for sale.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


LETTER FROM THE
CHAIRMAN

We began 2012 with the commitment of all the resources at our disposal focused on the improvement of our three industry segments, printing, office supplies and furniture and the publishing of the Huntington Herald-Dispatch. We, like the rest of the business community, had stronger hopes for our nation's economy to rebound from the recessionary times that we continue to be in. The result of the weakened economy continues to affect the Company in many ways as well as the regional and secular challenges we face in two of our three business segments.

We were challenged in 2012 with the necessity to diversify our working efforts towards the management of many operational hurdles outside of our core businesses including our commitments to our secured lenders. We continued to make all reasonable efforts to manage those hurdles throughout 2012 and continue to do so, on a daily basis, going forward. We have devoted substantial efforts, funds and resources to identify an appropriate deleveraging path with our secured lenders. The Company continues to work diligently to implement a restructuring plan submitted to our secured lenders, and we believe certain facets of this plan will improve overall productivity and efficiency of the Company while assisting in addressing credit challenges to assist in a refinancing. The Company continues to remain focused on our customer base and is cognizant of the need to allocate resources to assure we are serving the needs of our customers.

If we examine our gross profit, which is a key starting point for profitability, our gross profit dollars were $30.9 million in 2012 and $31.2 million in 2011. In other words, in spite of the numerous hurdles, challenges and actions we have taken in 2012, in the final analysis I am encouraged that we were able to essentially hold our core business stable. Throughout 2012 we made some very strong decisions that are proving beneficial for the Company and the operations going forward. We will continue to review all operations and make adjustments where necessary.



MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer

BOARD OF DIRECTORS

PICTURED LEFT TO RIGHT

LOUIS J. AKERS
Consultant | Former Vice Chairman of the Board of Directors - Ferris, Baker Watts, Incorporated

PHILIP E. CLINE
Managing Member - River City Properties, LLC

HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired)
Managing Partner - Mooney-Osborne & Associates

MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer - Champion Industries, Inc.

A. MICHAEL PERRY
Retired Chairman of the Board - Bank One West Virginia, N.A.

NEAL W. SCAGGS
President - Baisden Brothers, Inc.

GLENN W. WILCOX
Chairman of the Board - Wilcox Travel Agency, Inc.



OFFICERS



MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer



JEFF STRAUB
Senior Vice President



TODD R. FRY
Senior Vice President & Chief Financial Officer



R. DOUGLAS MCELWAIN
Senior Vice President



PRINTING

Blue Ridge Printing Co., Inc.

Carolina Cut Sheets

Champion Graphic Communications

Champion Output Solutions

Chapman Printing Company

US Tag



For many years, Champion Industries has been one of the leading printing companies in the United States. The Company's printing divisions provide printed products to thousands of customers around the country. The Company has won accolades from customers, consumer groups, professional organizations and peer groups for the quality of printed products that have been produced.

The printing divisions of the Company have long been considered the cornerstone of the Company and have provided a strong foundation for many of the Company's historical moments since inception. The continued focus of the Company on the ability to provide our customers with excellence in the quality, customer service and operational areas through the printing divisions drives us to excel.



The continued focus of the Company on the ability to provide our customers with excellence in the quality, customer service and operational areas through the printing divisions drives us to excel.



The office supplies and office furniture divisions of the Company continue to provide a valuable and integral resource to numerous commercial, professional, retail and general business customers throughout the United States. The divisions are well known for providing quality office products and office furniture while providing exceptional customer service.

Capitol Business Interiors

Champion Clarksburg

Champion Graphic Communications

Chapman Printing Company

Smith & Butterfield

Stationers, Inc.

The divisions provide a wide range of products and services. From the necessities to keep the business running to the award-winning and professional interior design customers will find at Capitol Business Interiors, the office supply and office furniture divisions play an integral role in the operation of many businesses. The Company has continuously provided outstanding working environments to the many customers found across the United States. The emphasis on staff, technical and service training guarantees that superb talent will always be available to create the most competent solutions for the customer's business needs.

The Company has continuously provided outstanding working environments to the many customers found across the United States.





Champion Output Solutions

The evolution of business has necessitated that the Company be adaptable, as always, to the needs of our customers. To that end, Champion developed and streamlined an on-demand and efficient function of outsourcing in many areas. Champion Output Solutions, headquartered in Charleston, West Virginia, provides:

- Statement rendering
- Variable data printing
- Medical and professional billing
- Utility billing
- Industrial invoicing
- Automated mailing services including postal pre-sorts and comingling
- Inkjet services and print-on-demand

This division of the Company has proven to be a reliable resource for our customers throughout the country. Many times, a customer will utilize the services of our various divisions and complete the process at the Champion Output Solutions. The division has provided increased efficiency and profitability to its many customers through innovative and flexible mailing and fulfillment solutions.



Champion Output Solutions has provided increased efficiency and profitability to its many customers through innovative and flexible mailing and fulfillment solutions.

The Herald-Dispatch



For over 100 years, The Huntington Herald-Dispatch has been the source for news and information in the region it serves. The Herald-Dispatch, along with the online presence of herald-dispatch.com and its other products, reaches a Tri-State audience that is both broad and deep. The newspaper and its related news sources provide a wide variety of tools for customers to reach their business goals through aggressive and effective advertising programs.

In an era where newspapers are confronting declining readership, The Herald-Dispatch continues to provide advertisers in the Tri-State region with a strong medium for penetrating the market. Over 53% of the adults in the market read the newspaper daily, and that number jumps to 64% on Sundays. The newspaper's readership increases with age, income and education. This makes the publication an incredibly viable resource for businesses in the region.

The newspaper has continued to diversify its products. The online presence, herald-dispatch.com, has become the source for online, breaking and reliable news and resources. Reviews of data gathered related to the site prove that the growth of the online product has been strong and will continue to provide the Company with a revenue stream going forward.


Herald

The newspaper's readership increases with age, income and education. This makes the publication an incredibly viable resource for businesses in the region.

PRINTING DIVISIONS AND NEWSPAPER


Blue Ridge
PRINTING


Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAPMAN
PRINTING
COMPANY
CHARLESTON


CHAPMAN
PRINTING
COMPANY
HUNTINGTON


CHAPMAN
PRINTING
COMPANY
LEXINGTON


CHAPMAN
PRINTING
COMPANY
MORGANTOWN


CHAPMAN
PRINTING
COMPANY
PARKERSBURG

The Herald-Dispatch

US TAG

BLUE RIDGE PRINTING
544 Haywood Road
Asheville, NC 28806

phone 828.254.1000 | 800.633.4298
fax 828.252.6455
email asheville@brprinting.com

- Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies
- Highest quality commercial printer with full digital pre-press
- Utilizes proprietary UltraRaster™ color separation process
- 4- and 6- color presses up to 28 in. x 40 in.
- Full bindery
- Die cutting

CAROLINA CUT SHEETS
P.O. Box 299
Huntington, WV 25707

phone 304.691.5041 | 800.745.5301
fax 888.747.5287
email ccsart@champion-industries.com

- Roll to cut sheet business forms manufacturer with digital pre-press
- 1- to 5-color presses up to 17 1/2 in. x 22 in.
- Capabilities include folding, drilling and padding

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway
Baton Rouge, LA 70816

phone 225.291.9090 | 800.552.4610
fax 225.291.0900

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 6-color presses up to 26 in. x 40 in.
- Full bindery featuring automated saddle stitching and perfect binding
- Fulfillment services

CHAMPION OUTPUT SOLUTIONS
120 Hills Plaza
Charleston, WV 25387

phone 304.720.0343
fax 304.720.0348

- Outsource provider
- Statement rendering
- Variable check and explanation of benefits printing
- Medical billing
- Utility billing
- Industrial invoicing
- Automated mail services, including postal presorting and comingling
- Inkjet services
- Print-on-demand

CHAPMAN PRINTING COMPANY
3000 Washington Street
Charleston, WV 25387

phone 304.341.0676 | 800.824.6620
fax 304.341.0688
email cpcchas@champion-industries.com

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management | Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print

CHAPMAN PRINTING COMPANY
2450-90 1st Avenue
Huntington, WV 25703

phone 304.528.2791 | 800.624.3431
fax 304.528.2746
email cpcprep@champion-industries.com

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 4-color presses up to 28 in. x 40 in.
- Full bindery with auto saddle stitch and perfect binding
- Letterpress, envelope presses and foil stamping
- In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout
- Off- and online MICR encoding
- Automated presentation folder/gluer

CHAPMAN PRINTING COMPANY
890 Russell Cave Road
Lexington, KY 40505

phone 859.252.2661 | 800.432.0959
fax 859.231.8341
email prepress@cpclex.com

- Printing sales office with full digital pre-press
- Office product sales

CHAPMAN PRINTING COMPANY
951 Point Marion Road | Suite 1
Morgantown, WV 26508

phone 304.284.0200
fax 304.284.0209

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management
- Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print

CHAPMAN PRINTING COMPANY
405 Ann Street | Parkersburg, WV 26101

phone 304.485.8596 | 800.458.8596
fax 304.485.4793
email cpcpkbg@champion-industries.com

- Mid-sized commercial printer with full digital pre-press and full color separations
- Office product sales
- 5- and 6- color presses up to 28 in. x 40 in.
- Full bindery
- Digital Process Color Press

THE HERALD-DISPATCH
946 5th Ave | Huntington, WV 25701
phone 304.526.4000 | 800.955.6110
fax 304.526.2857
email news@herald-dispatch.com

- Daily newspaper in Huntington, WV
- Total daily and Sunday circulation of approximately 24,000 and 30,000, respectively

US TAG
2450-90 1st Avenue
Huntington, WV 25703

phone 304.691.5046 | 800.638.1018
fax 304.691.5060 | 800.625.6076
email ustag@champion-industries.com

- Stock and custom tag manufacturer
- Small-sized commercial printer with full digital pre-press
- 1- to 3-color presses up to 14 in. x 20 in.
- Letterpress up to 18 in. x 22 in.
- Full bindery

OFFICE PRODUCTS AND OFFICE FURNITURE DIVISIONS


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

CHAMPION
CLARKSBURG
A DIVISION OF STATIONERS, INC.


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAPMAN
PRINTING
COMPANY
MORGANTOWN

Stationers
INCORPORATED
Your Office Supplier

Smith & Butterfield Co.
Since 1866
A DIVISION OF CHAMPION INDUSTRIES, INC.

CAPITOL BUSINESS INTERIORS
711 Indiana Avenue
Charleston, WV 25302

phone 304.343.7550 | 800.628.7880
fax 304.346.3350

- Office furniture: A-Grade; Systems
- Space planning and design

CHAMPION CLARKSBURG
700 North 4th Street
Clarksburg, WV 26301

phone 304.623.6688 | 866.313.4781
fax 304.623.0267 | 800.806.2068
email cfiber@wvdsl.net

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Full line printing and services distributor

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway
Baton Rouge, LA 70816

phone 225.291.9090 | 800.552.4610
fax 225.291.0900

- Full line of office products and supplies
- Data products and supplies
- Office furniture: Mid-range; Budget

CHAPMAN PRINTING COMPANY /
CAPITOL BUSINESS INTERIORS
951 Point Marion Road | Suite 1
Morgantown, WV 26508

phone 304.284.0200
fax 304.284.0209

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Systems
- Space planning and design

STATIONERS
1945 5th Avenue
Huntington, WV 25703

phone 304.528.2780 | 800.862.7200
fax 304.528.2795
email e-champ@champion-industries.com

- Full line of office products and supplies
- Data products and supplies
- Office furniture:
- A-Grade; Mid-range; Budget; Pre-owned
- Design services

SMITH & BUTTERFIELD
2800 Lynch Road
Evansville, IN 47711

phone 812.422.3261 | 800.321.6543
fax 812.429.0532

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Printing sales

Selected Consolidated Financial Data 21

Management's Discussion and Analysis of Financial Condition and Results of Operations 23

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 40

Stock Performance Graph 41

Report of Independent Registered Public Accounting Firm 42

Consolidated Balance Sheets 43

Consolidated Statements of Operations 45

Consolidated Statements of Shareholders' (Deficit) Equity 46

Consolidated Statements of Cash Flows 47

Notes to Consolidated Financial Statements 49

Shareholders' Information 84

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2012, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2012(4)	**2011**(3)	**2010**(2)	**2009**(1)	**2008 (Restated)**
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 55,447**	$ 55,377	$ 57,405	$ 62,493	$ 72,301
Office products and office furniture	**34,975**	34,546	33,438	35,875	41,540
Newspaper	**13,992**	14,589	15,333	16,303	18,819
Total revenues	**104,414**	104,512	106,176	114,671	132,660
Cost of sales & newspaper operating costs:					
Printing	**40,369**	40,536	41,320	46,361	50,385
Office products and office furniture	**24,936**	24,521	23,633	24,859	28,457
Newspaper cost of sales & operating costs	**8,167**	8,255	8,107	8,610	9,338
Total cost of sales & newspaper operating costs	**73,472**	73,312	73,060	79,830	88,180
Gross profit	**30,942**	31,200	33,116	34,841	44,480
Selling, general and administrative expense	**28,441**	26,276	26,815	31,480	33,006
Restructurings/asset impairments costs	**11,426**	9,369	1,641	41,295	(33)
(Loss) income from operations	**(8,925)**	(4,445)	4,660	(37,934)	11,507
Other income (expense):					
Interest income	**—**	—	—	3	66
Interest expense - related party	**(58)**	(65)	(82)	—	—
Interest expense	**(3,739)**	(3,553)	(5,060)	(4,894)	(5,449)
Gain on early extinguishment of debt to a related party	**—**	1,338	—	—	—
Other income (expense)	**(13)**	50	952	(513)	24
(Loss) income before income taxes	**(12,735)**	(6,675)	470	(43,338)	6,148
Income tax benefit (expense)	**(10,813)**	2,449	(273)	15,773	(2,012)
(Loss) income from continuing operations	**(23,548)**	(4,226)	197	(27,565)	4,136
Income from discontinued operations	**635**	250	291	44	522
Net (loss) income	**$ (22,913)**	$ (3,976)	$ 488	$ (27,521)	$ 4,658
(Loss) earnings per share:					
Basic					
Continuing operations	**$ (2.09)**	$ (0.41)	$ 0.02	$ (2.76)	$ 0.42
Discontinued operations	**0.06**	0.03	0.03	—	0.05
	$ (2.03)	$ (0.38)	$ 0.05	$ (2.76)	$ 0.47

SELECTED CONSOLIDATED FINANCIAL DATA

Diluted					
Continuing operations	**$ (2.09)**	$ (0.41)	$ 0.02	$ (2.76)	$ 0.41
Discontinued operations	**0.06**	0.03	0.03	—	0.05
	$ (2.03)	$ (0.38)	$ 0.05	$ (2.76)	$ 0.46
Dividends per share	**$ —**	$ —	$ —	$ 0.06	$ 0.24
Weighted average common shares outstanding:					
Basic	**11,300,000**	10,362,000	9,988,000	9,988,000	9,986,000
Diluted	**11,300,000**	10,362,000	9,988,000	9,988,000	10,024,000

(1) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(2) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(3) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

(4) Includes impairment charges for goodwill in the second quarter of 2012 of $(9.5) million on a pre-tax basis. The Company also recorded a valuation allowance of $(15.6) million on its net deferred tax assets. In the fourth quarter of 2012, the Company incurred impairment charges on trademark and masthead of $(1.6) million on a pre-tax basis. The Company recorded impairment charges associated with property, plant and equipment held for sale of approximately $(0.6) million. (inclusive of discontinued operations)

	At October 31,				
	2012	**2011**	**2010 (Restated)**	**2009 (Restated)**	**2008 (Restated)**
Balance Sheet Data:			(In thousands)		
Cash and cash equivalents/ negative book cash balances	**$ 1,845**	$ (1,154)	$ (1,014)	$ 1,159	$ (987)
Working capital(1)	**(23,566)**	(31,538)	12,822	(42,907)	20,039
Total assets	**47,967**	82,024	92,453	101,241	141,498
Long-term debt (net of current portion)(2)	**2,652**	431	47,582	918	61,615
Shareholders' equity	**(1,377)**	20,928	23,094	22,606	50,168

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009 and a current classification of debt and revolving line of credit in 2012 due to contractual maturity. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital. For 2012, due to the June 2013 maturity of the revolving line of credit and term debt, it is classified as current and included in working capital. In 2008 and 2010 net of debt allocated to discontinued operations/ assets held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia, with a total daily and Sunday circulation of approximately 23,000 and 28,000 respectively. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993. As a result of various provisions of the Company's applicable Credit Agreements and as a result of the impact global economic crisis, the Company consolidated its Interform production facility in Bridgeville, Pennsylvania into an existing operation. The Company also consolidated its commercial printing production operation in Cincinnati, Ohio into existing Company facilities in other locations. The Consolidated Graphic Communications ("CGC") operating division was sold to Safeguard Solutions ("Safeguard") in July 2012 and Donihe Graphics, Inc. sold substantially all of its property, plant, and equipment in December 2012 to Graphics International.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services as well as newspaper revenues primarily from advertising and circulation. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. Newspaper advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on web sites. Circulation revenues are recognized when purchased newspapers are distributed. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies and the newspaper operations, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. There can be no assurance that actual results will not differ from those estimates.

Restatement of Prior Year: During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000 and an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the Consolidated Financial Statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, Accounting Changes and Error Corrections, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

Cash Flow Restatement: The Company has restated the Consolidated Statements of Cash Flows for 2011 and 2010 to reflect $621,000, and $459,000 of vehicle purchases as cash activities that were previously classified as non-cash activities.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company performs an impairment analysis when indicators of impairment are present. If such indicators are present, an analysis of the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges is calculated. If it is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period, because it requires management to make assumptions about future cash flows over future years and because the impact of recognizing impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in this management, discussion and analysis (MD&A).

In accordance with GAAP, a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2012, 2011 and 2010, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry and for goodwill and non-amortizing intangible assets as part of our annual impairment test. The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. (see interim testing discussion herein) The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than their carrying amounts based on the analysis by the Company and with assistance of a third party valuation specialist, and therefore an impairment charge was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to this MD&A.

The Company has other reporting units with Goodwill in the printing and office products and office furniture segment. The Company evaluated these reporting units during the fourth quarter of 2012, 2011, and 2010, and while the estimated fair value of these reporting units has generally declined, the estimated fair value of each of our other reporting units exceeded their carrying values in 2012, 2011 and 2010. As a result, no additional testing or impairment were necessary.

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted as a result of this transaction analysis. This resulted in the Company's assessment that the carrying value of the newspaper segment exceeded the fair value of the newspaper segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non- binding letter of intent attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis. As a result of the interim impairment indicators the Company also assessed the recoverability of property, plant and equipment and amortizing intangibles under the provisions of ASC 360 and determined that there were no charges required as a result of this assessment. The Company also assessed the non-amortizing intangibles of trademark and masthead and with assistance from a third party valuation specialist the Company concluded that through the utilization of an income approach based on the relief from royalty income valuation methodology there was no impairment of this asset at April 30, 2012.

In connection with our annual impairment testing of goodwill and other non-amortizing intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax, non-cash basis for impairment of the value of the trademark and masthead which resulted from the 2007 acquisition of the Herald-Dispatch daily newspaper in Huntington, WV. The Company assessed the value of the trademark and masthead with assistance from a third party valuation specialist utilizing an income approach based on the relief from royalty income valuation methodology.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist ("Valuation Specialist") in 2011 utilizing both the market and income approach. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

Revenue Recognition: Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $665,000 and $614,000 at October 31, 2012 and 2011. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales of the printing segment and in newspaper cost of sales and operating costs, of the newspaper segment. The office products and office furniture shipping and handling costs were approximately $0.5 million for 2012, 2011, and 2010 and are recorded as a component of selling, general, and administrative costs.

Income Taxes: Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company believes that the accounting estimate related to income taxes is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the Consolidated Financial Statements. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate, such as a significant increase or decrease in collection, performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to this MD&A.

During 2012, 2011 and 2010, $729,000, $283,000, and $304,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,157,000, $643,000, and $988,000 of October 31, 2012, 2011 and 2010. The actual write-offs for the periods were $214,000, $628,000, and $344,000 during 2012, 2011 and 2010. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2012		2011		2010	
Revenues:						
Printing	**$ 55,447**	**53.1 %**	$ 55,377	53.0 %	$ 57,405	54.1 %
Office products and office furniture	**34,975**	**33.5**	34,546	33.1	33,438	31.5
Newspaper	**13,992**	**13.4**	14,589	13.9	15,333	14.4
Total revenues	**104,414**	**100.0**	104,512	100.0	106,176	100.0
Cost of sales & newspaper operating costs:						
Printing	**40,369**	**38.7**	40,536	38.7	41,320	38.9
Office products and office furniture	**24,936**	**23.9**	24,521	23.5	23,633	22.3
Newspaper cost of sales & operating costs	**8,167**	**7.8**	8,255	7.9	8,107	7.6
Total cost of sales & newspaper operating costs	**73,472**	**70.4**	73,312	70.1	73,060	68.8
Gross profit	**30,942**	**29.6**	31,200	29.9	33,116	31.2
Selling, general and administrative expenses	**28,441**	**27.2**	26,276	25.1	26,815	25.3
Restructuring / asset impairment costs	**11,426**	**10.9**	9,369	9.0	1,641	1.5
(Loss) income from operations	**(8,925)**	**(8.5)**	(4,445)	(4.2)	4,660	4.4
Other income (expense):						
Interest expense - related party	**(58)**	**(0.1)**	(65)	(0.1)	(82)	(0.1)
Interest expense	**(3,739)**	**(3.5)**	(3,553)	(3.4)	(5,060)	(4.8)
Gain on early extinguishment of debt from a related party	**—**	**—**	1,338	1.3	—	—
Other (loss) income	**(13)**	**(0.0)**	50	0.0	952	0.9
(Loss) income before income taxes	**(12,735)**	**(12.1)**	(6,675)	(6.4)	470	0.4
Income tax (expense) benefit	**(10,813)**	**(10.4)**	2,449	2.3	(273)	(0.2)
(Loss) income from continuing operations	**(23,548)**	**(22.5)**	(4,226)	(4.1)	197	0.2
Income from discontinued operations	**635**	**0.6**	250	0.3	291	0.3
Net (loss) income	**$ (22,913)**	**(21.9) %**	$ (3,976)	(3.8) %	$ 488	0.5 %

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2012 COMPARED TO YEAR ENDED OCTOBER 31, 2011

REVENUES

Consolidated net revenues were $104.4 million for the year ended October 31, 2012 compared to $104.5 million in the prior fiscal year. This change represents a decrease in revenues of approximately $0.1 million. Printing revenues increased by $0.1 million from $55.4 million in 2011 to $55.4 million in 2012. Office products and office furniture revenue increased $0.4 million or 1.2% from $34.5 million in 2011 to $35.0 million in 2012. The increase in revenues for the office products and office furniture segment was primarily attributable to higher sales of office furniture. In 2012, newspaper revenues were composed of approximately $10.8 million in advertising revenue and $3.2 million in circulation revenue compared to the same period in 2011, in which the newspaper revenues were composed of approximately $11.2 million in advertising revenue and $3.4 million in circulation revenues. Newspaper revenues decreased $0.6 million or 4.1% in fiscal 2012 compared with fiscal 2011. The reduction in newspaper revenues is primarily associated with a decrease in advertising revenues, which we believe is reflective, in part, of macro industry dynamics coupled with the residual effect of the global economic crisis.

COST OF SALES

Total cost of sales for the year ended October 31, 2012 was $73.5 million, compared to $73.3 million in the previous year. This change represented an increase of $0.2 million, or 0.2%, in cost of sales. Printing cost of sales decreased $0.2 million to $40.4 million in 2012 compared to $40.5 million in 2011. Printing cost of sales as a percentage of printing sales decreased to 72.8% as a percent of printing sales in 2012 from 73.2% in 2011. Office products and office furniture cost of sales increased $0.4 million to $24.9 million in 2012 from $24.5 million in 2011. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. Office products and office furniture cost of sales as a percent of office products and office furniture sales increased slightly in 2012 from 71% in 2011 to 71.3% in 2012. Newspaper cost of sales and operating costs decreased $0.1 million to $8.2 million in 2012 from $8.3 million in 2011. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 58.4% in 2012 and 56.6% in 2011. The primary contributor to the increase was higher newsprint, ink and distribution costs as a percent of sales in 2012 compared to 2011.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $2.2 million to $28.4 million in 2012 from $26.3 million in 2011. S,G&A as a percentage of net sales represented 27.2% of net sales in 2012 and 25.1% of net sales in 2011. The increase in SG&A in total and as a percent of sales was primarily reflective of increased professional fees resulting in part from provisions related to the Limited Forbearance Agreement, the Forbearance Agreement, the September Forbearance Agreement and the First Amended and Restated Credit Agreement (see Note 3 of the Consolidated Financial Statements) of approximately $2.0 million in 2012 compared to $0.1 million in 2011. The Company's selling, general and administrative expenses also increased as a result of legal fees incurred to defend the Company in various legal actions and legal expenses incurred by the Company to effectuate various credit actions including the Revised Credit and Forbearance Agreements. These amounts approximated $0.5 million in 2012 and $0.1 million in 2011. Bad debt expense increased approximately $0.4 million from 2011 levels primarily associated with specific accounts within one operating division of the printing segment, incurred in the second quarter of 2012.

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted as a result of this transaction analysis. This resulted in the Company's assessment that the carrying value of the newspaper segment exceeded the fair value of the newspaper segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non- binding letter of intent attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis. As a result of the interim impairment indicators the Company also assessed the recoverability of property, plant and equipment and amortizing intangibles under the provisions of ASC 360 and determined that there were no charges required as a result of this assessment. The Company also assessed the non-amortizing intangibles of trademark and masthead and with assistance from a third party valuation specialist the Company concluded that through the utilization of an income approach based on the relief from royalty valuation methodology there was no impairment of this asset at April 30, 2012.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax basis for impairment of the value of other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $1.6 million on a pre-tax basis. The Company, with assistance from a third party valuation specialist, recorded the impairment utilizing an income approach based on the relief from Royalty Valuation Methodology.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist ("Valuation Specialist") in 2011 utilizing both the market and income approach. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

The valuation methodology utilized to estimate the fair value of the printing, and office products and office furniture operating segment was analyzed by the Company with assistance in part from a Valuation Specialist utilizing both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of companies control transactions. The fair value exceeded the carrying value for both the printing and office products and office furniture segment in 2012 and 2011. Therefore, there were no impairment indicators identified by the Company to proceed to step two of the impairment test.

In 2011, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $0.6 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its Lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Agreement to the Credit Agreement and to address the impact of the global economic crisis on the Company. The charges incurred in 2011 also related to revisions in targeted cash flows related to sublease rentals and revised estimates of remaining facility related costs. The Company believes the economic environment has contributed to the inability to achieve sublease rentals as originally forecasted. The Company incurred these additional charges related to revised estimates for aggregate facility exposure costs including rent, taxes, insurance and maintenance related costs. The aggregate charges associated with this restructuring adjustment totaled approximately $0.6 million in 2011. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company incurred $48,000 in 2012 associated with efforts by the Company to improve operating efficiency and pursuant to the Company's restructuring plan submitted to the secured Lenders in the second quarter of 2012. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provisions of the Restated Credit Agreement. The Company incurred approximately $53,000 in costs in the first quarter of 2013 for severance and employee related costs at the Company's Donihe Graphics subsidiary. The amount of future charges beyond the $53,000 incurred at Donihe Graphics is currently not estimable by the Company.

The implementation of the restructuring and profitability enhancement plan should not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of the cost of sales and aggregated approximately $30,000 for 2011.

The Company also incurred asset impairment charges in 2012 and 2011 in the printing segment from property, plant and equipment. The 2011 charges were related to a specialized printing press of approximately $109,000 on a pre-tax basis, related to a final determination of a remote likelihood of future functionality and market utilization of this press's capability. The 2012 charges are associated with certain long-lived assets held for sale at the Merten Company in Cincinnati, Ohio. The Company recorded impairment charge in 2012 of $309,000 associated with this equipment. The Company also incurred in 2012, $48,000 of severance and other employee related costs at the Merten Company.

SEGMENT OPERATING INCOME (LOSS)

The printing segment reported an operating loss of $(1.8) million for 2012 compared to $(0.5) million in 2011. The increase in operating loss was primarily attributable to higher SG&A expenses which were primarily reflective of increased professional fees resulting in part from provisions related to the Forbearance Agreement, Limited Forbearance Agreement, September Forbearance Agreement, and Restated Credit Agreement (as defined in Note 3) Professional fees increased approximately $1.9 million in 2012 when compared to 2011. In addition, bad debt expense increased approximately $0.4 million from 2011 levels primarily associated with specific accounts within one operating division.

The office products and office furniture segment reported operating profits of $1.9 million, in 2012, compared to $2.4 million, in 2011. This represented a decrease in profitability of $0.5 million or 20.1%. This decrease is primarily the result of higher SG&A expenses, and relatively flat sales and gross margin. These results were partially impacted by a realignment of personnel and other expenses and divisional responsibilities between the printing segment and office products and office furniture segment, representing an increase in SG&A expenses of approximately $0.2 million.

The newspaper segment reported an operating loss of $(9.0) million in 2012 compared to an operating loss of $(6.3) million, in 2011. The increase in newspaper operating loss was primarily attributable to a pre-tax impairment charge associated with goodwill and other intangible assets aggregating $(11.1) million in 2012 and $(8.7) million in 2011. The results also reflected a 4.1% decrease in newspaper revenue. The newspaper revenue reduction was primarily attributable to a reduction in advertising revenues, primarily related to retail accounts.

OTHER INCOME (EXPENSE)

Other expense increased approximately $1.6 million from $2.2 million in 2011 to $3.8 million in 2012 primarily due to a pre-tax gain on early extinguishment of debt to a related party recorded in the third quarter of 2011.

The Company exchanged a $3,000,000 Unsecured Promissory Note payable to Marshall T. Reynolds, its CEO, together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. This transaction resulted in a pre-tax gain on early extinguishment of debt of approximately $1.3 million. The Company believes the CEO's rationale for such an exchange included numerous factors. The Company believes these factors related both to his dual role as CEO and largest shareholder. The CEO obtained a majority control in the stock as a result of this transaction. The CEO did not have access to the principal or interest related to the subordinated debt and therefore the common stock had greater economic upside potential when compared to a fixed rate of return associated with subordinated debt. We believe the limited liquidity of the Company's common stock would make it very difficult to purchase a significant quantity of shares without substantially increasing the cost of the purchase. The CEO has historically been an equity investor and not a debt investor and therefore we believe the CEO believed there was inherently potentially greater upside in equity versus subordinated debt albeit with greater risk. Finally, we believe the CEO believed that eliminating subordinated debt would improve the financial position of the Company.

Interest expense increased approximately $0.2 million primarily due to higher interest rates and fees in 2012 when compared to 2011.

INCOME TAXES

The Company's effective tax rate for 2012 and 2011 was a negative (84.9%) and a benefit of 36.7%. The primary difference in tax rates between 2012 and 2011 and for 2012 between the effective tax rate and the statutory tax rate is a result of the valuation allowance taken against our deferred tax assets in the second quarter of 2012 in the amount of $15.2 million and a valuation allowance increase of $0.4 million in the third and fourth quarters of 2012. The 2012 tax rate was also impacted by a tax benefit from continuing operations resulting from interim implications of intraperiod tax allocations for discontinued operations when there is a loss from continuing operations to maintain Financial Statement neutrality and to recognize the tax components between continuing operations and discontinued operations on a discrete basis. The effective income tax rate approximates the combined federal and state, net of federal benefit, statutory income tax rate and may be impacted by increases or decreases in the valuation allowance for deferred tax assets in addition the Company recorded a tax benefit resulting from the application of certain provisions of ASC 740 to maintain financial statement neutrality and recognize the tax components between continuing operations and discontinued operations on a discrete basis of $0.5 million and $0.2 million in 2012 and 2011.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers a multitude of factors in assessing the utilization of its deferred tax assets, including the reversal of deferred tax liabilities, projected future taxable income and other assessments, which may have an impact on financial results. The Company had determined, primarily as a result of its inability to enter into an amended credit facility upon the expiration of the Limited Forbearance Agreement on April 30, 2012, as well as the potential for a subsequent increase in interest rates coupled with the uncertainty regarding future rate increases that the secured lenders may impose on the Company that a full valuation allowance is necessary to measure the portion of the deferred tax asset that more likely than not will not be realized. The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation with our secured lenders. Therefore, the amount of deferred tax asset considered realizable, could be adjusted in future periods based on a multitude of factors including but not limited to a refinancing of the Company's existing credit agreement with our secured lenders.

NET (LOSS) (CONTINUING OPERATIONS)

For the reasons set forth above, the Company recorded a net loss from continuing operations of $(23.5) million in 2012 compared to a net loss from continuing operations of $(4.2) million in 2011.

DISCONTINUED OPERATIONS

The net income from discontinued operations of $0.6 million for the year ended October 31, 2012 is primarily attributable to a pre-tax gain recorded as a result of the sale of CGC to Safeguard of approximately $1.6 million. The Company reported net income from discontinued operations for the year ended October 31, 2011 of approximately $0.2 million. The Company received from Safeguard $3,100,000 in cash at closing with an additional $650,000 paid in the fourth quarter of 2012 resulting from a final settlement of working capital and a hold back amount of $400,000 retained at closing resulting from Safeguard's verification of the accuracy of seller's representations in the Agreement, among other conditions. The Company does not believe there will be any further post-closing adjustments and costs associated with the sale of CGC to Safeguard. Discontinued operations results are reflective of results previously included as part of the printing segment.

Earnings from discontinued operations on a pre-tax basis before gain on sale of discontinued operations decreased from $0.4 million in 2011 to a loss of $(0.4) million in 2012. This resulted primarily from a sales reduction of $7.4 million or 31.2% primarily as a result of the CGC sale effective date of July 2, 2012 thus representing approximately four months less sales in 2012 when compared to 2011 for the CGC division.

As a result of reclassifying substantially all of the assets of Donihe as assets from discontinued operations, the Company recorded asset impairment charges of $337,000 in 2012.

YEAR ENDED OCTOBER 31, 2011 COMPARED TO YEAR ENDED OCTOBER 31, 2010

REVENUES

Consolidated net revenues were $104.5 million for the year ended October 31, 2011 compared to $106.2 million in the prior fiscal year. This change represents a decrease in revenues of approximately $1.7 million, or 1.6%. Printing revenues decreased by $2.0 million or 3.5% from $57.4 million in 2010 to $55.4 million in 2011. The Company believes the decrease in printing revenues was primarily due to the continued impact of the global economic crisis. Office products and office furniture revenue increased $1.1 million or 3.3% from $33.4 million in 2010 to $34.5 million in 2011. The increase in revenues for the office products and office furniture segment was primarily attributable to higher sales of office furniture. In 2011, newspaper revenues were composed of approximately $11.2 million in advertising revenue and $3.4 million in circulation revenue compared to the same period in 2010, in which the newspaper revenues were composed of approximately $11.7 million in advertising revenue and $3.6 million in circulation revenues. Newspaper revenues decreased $0.7 million or 4.8% in fiscal 2011 compared with fiscal 2010. The reduction in newspaper revenues is primarily associated with a decrease in advertising revenues, which we believe is reflective, in part, of macro industry dynamics coupled with the residual effect of the global economic crisis.

COST OF SALES

Total cost of sales for the year ended October 31, 2011 was $73.3 million, compared to $73.1 million in the previous year. This change represented an increase of $0.3 million, or 0.3%, in cost of sales. Printing cost of sales decreased $0.8 million to $40.5 million in 2011 compared to $41.3 million in 2010. Printing cost of sales as a percentage of printing sales increased to 73.2% as a percent of printing sales in 2011 from 72.0% in 2010. This increase was primarily the result of higher material costs as a percent of printing sales partially offset by improved labor and overhead absorption. Office products and office furniture cost of sales increased $0.9 million to $24.5 million in 2011 from $23.6 million in 2010. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher office furniture costs as a percent of office furniture sales. Newspaper cost of sales and operating costs increased $0.1 million to $8.3 million in 2011 from $8.1 million in 2010. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 56.6% in 2011 and 52.9% in 2010. The primary contributor to the increase was higher newsprint prices in 2011 compared to 2010.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $0.5 million to $26.3 million in 2011 from $26.8 million in 2010. S,G&A as a percentage of net sales represented 25.1% of net sales in 2011 and 25.3% of net sales in 2010. In 2010, the Company incurred costs associated with the Company's successful defense of a legal action and the accrual of settlement costs associated with an OSHA action with combined costs of approximately $0.4 million.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist ("Valuation Specialist") in 2011 utilizing both the market and income approach. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

The valuation methodology utilized to estimate the fair value of the printing, and office products and office furniture operating segment was analyzed by the Company with assistance from the Valuation Specialist utilizing both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of companies control transactions. The fair value exceeded the carrying value for both the printing and office products and office furniture segment. Therefore, there were no impairment indicators identified by the Company to proceed to step two of the impairment test.

In 2011 and 2010, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $0.6 million and $1.8 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its Lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Agreement to the Credit Agreement and to address the impact of the global economic crisis on the Company. The charges incurred in 2011 also related to revisions in targeted cash flows related to sublease rentals and revised estimates of remaining facility related costs. The Company believes the economic environment has contributed to the inability to achieve sublease rentals as originally forecasted. The Company incurred these additional charges related to revised estimates for aggregate facility exposure costs including rent, taxes, insurance and maintenance related costs. The aggregate charges associated with this restructuring adjustment totaled approximately $0.6 million in 2011. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provisions of the Limited Forbearance Agreement. The amount of future charges is currently not estimable by the Company.

The implementation of the restructuring and profitability enhancement plan should not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of the cost of sales and aggregated approximately $30,000 and $0.2 million for 2011 and 2010.

The Company also incurred asset impairment charges in 2011 in the printing segment from property, plant and equipment related to a specialized printing press of approximately $109,000, or $66,000 net of tax or $0.01 per share on a basic and diluted basis, related to a final determination of a remote likelihood of future functionality and market utilization of this press's capability.

SEGMENT OPERATING INCOME (LOSS)

The printing segment reported an operating loss of $(0.5) million for 2011 compared to $(0.6) million in 2010. These results were also reflective of a reduction of approximately $1.2 million in restructuring costs in 2011 from 2010 levels. Total SG&A decreased $0.5 million. Of the total SG&A reductions, approximately $0.3 million of those reductions were attributable to the printing segment. These cost reductions were partially offset by lower printing sales and lower gross profit margins.

The office products and office furniture segment reported operating profits of $2.4 million, in 2011, compared to $2.1 million, in 2010. This represented an increase in profitability of $0.3 million or 16.6%. This increase is primarily the result of an increase in gross margin dollar contribution due to higher sales and a decrease in SG&A expenses partially offset by a lower gross profit percent.

The newspaper segment reported a reduction in operating income from $3.2 million, in 2010, to an operating loss of $(6.3) million, in 2011. The decrease in newspaper operating profit was primarily attributable to a pre-tax impairment charge associated with goodwill and other intangible assets aggregating $8.7 million. The results also reflected 4.8% decrease in newspaper revenue. The newspaper revenue reduction was primarily attributable to a reduction in advertising revenues, primarily related to retail accounts.

OTHER INCOME (EXPENSE)

Other expense decreased approximately $2.0 million from $4.2 million in 2010 to $2.2 million in 2011. The Company recorded other income in the first quarter of 2010 resulting from an interest rate swap agreement, in the amount of $0.2 million, net of tax, due to ineffectiveness in a cash flow hedge. The interest swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010, $0.7 million or $0.4 million, net of tax was reclassified into earnings.

The Company exchanged a $3,000,000 Unsecured Promissory Note payable to Marshall T. Reynolds, its CEO, together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. This transaction resulted in a pre-tax gain on early extinguishment of debt of approximately $1.3 million. The Company believes the CEO's rationale for such an exchange included numerous factors. The Company believes these factors related both to his dual role as CEO and largest shareholder. The CEO obtained a majority control in the stock as a result of this transaction. The CEO did not have access to the principal or interest related to the subordinated debt and therefore the common stock had greater economic upside potential when compared to a fixed rate of return associated with subordinated debt. We believe the limited liquidity of the Company's common stock would make it very difficult to purchase a significant quantity of shares without substantially increasing the cost of the purchase. The CEO has historically been an equity investor and not a debt investor and therefore we believe the CEO believed there was inherently potentially greater upside in equity versus subordinated debt albeit with greater risk. Finally, we believe the CEO believed that eliminating subordinated debt would improve the financial position of the Company.

Interest expense decreased approximately $1.5 million primarily due to lower borrowings and lower rates associated with the Second Amendment to the Credit Agreement and expiration of a LIBOR Swap Agreement.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 36.7% in 2011 compared with an expense of (58.0 %) in 2010. The effective income tax rate in 2011 and 2010 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET (LOSS) INCOME (CONTINUING OPERATIONS)

For the reasons set forth above, the Company recorded a net loss from continuing operations of $(4.2) million in 2011 compared with net income from continuing operations of $0.2 million in 2010.

DISCONTINUED OPERATIONS

Net income from discontinued operations was $250,282 in 2011 compared to $291,215 in 2010. This decrease was primarily driven by a loss at Donihe in 2011 compared to income at Donihe in 2010, partially offset by an increase in income at CGC.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred substantial indebtedness as a result of the acquisition of The Herald-Dispatch in September of 2007. The country entered a recession in December of 2007 and the residual effects of the recession have continued within the newspaper and printing segments of the Company. The debt was structured as a cash flow credit, which typically indicates that the primary repayment source for debt will be income from operations in lieu of a collateral based loan. The Company has continued to service its debt and has made every scheduled payment of principal and interest, including during various periods, default interest. In addition, the Company has paid substantial sums for fees to the secured lenders as well as to various advisors pursuant to applicable credit and credit related agreements. The Company has paid approximately $49.6 million in principal through December 31, 2012. Thus, the Company has demonstrated the ability to generate cash flow and has continued to service its debt commitments under the most difficult conditions in recent history.

The Company is currently operating under the provisions of a Restated Credit Agreement as defined herein which expires June 30, 2013. The Restated Credit Agreement requires the Company to achieve a multitude of targeted goals and covenants to remain in compliance. Many of these requirements are beyond the control of the Company although at the date of the agreement, the Company determined there was at least a reasonable possibility of achieving compliance through the June 30, 2013 contractual maturity date. The Company currently believes there is a reasonable possibility of a default under its Restated Credit Agreement prior to contractual maturity and perhaps on or before March 31, 2013 due in part to substantial challenges to achieve compliance with all of the requirements under the Restated Credit Agreement and the current status of the numerous initiatives being pursued by the Company. As a result of our current credit situation there is significant uncertainty about our ability to operate as a going concern. In recent years, the Company has continued to operate for extended periods both in default and under forbearance agreements as it navigates its way through the continued challenges and residual effects of the global economic crisis. The Company believes that there has been a fundamental shift in the way in which financial institutions, in general, evaluate cash flow credits and that the amount of leverage in which the financial institutions are willing to lend has decreased generally over the last several years. In addition, two of the Company's operating segments, specifically the printing and newspaper segments, have declined both internally and on a macro basis both during the recession and post-recession. Therefore, even though the Company has reduced its borrowings in accordance with contractually scheduled amortizations, the secured lenders have expressed a desire to have lower leverage associated with various earnings measures related to funded indebtedness. Therefore, three primary dynamics have faced the Company: lower earnings, two operating segments that have faced secular hurdles and what the Company believes to be a changed credit culture regarding cash flow type loans.

The Company is unable to definitively predict the course of action which the Company's secured lenders will take to address its pending maturities. This is due in part to the fact the Company's secured lenders are composed of six different lenders who may have different agendas, metrics and requirements and as such there may be in certain cases six different points of view as to the direction of the Company's credit. The Company is able to affirmatively state that it has: (1) made every scheduled payment of principal and interest pursuant to applicable agreements in place from time to time; (2) exhibited an ability to operate under difficult credit environments and shown a history of negotiating mutually acceptable resolutions to the Credit Agreement in recent years; (3) shown an ability to maintain positive cash flow from operating activities in recent years; (4) shown an ability to scale down its operating model to adapt to a changing economic landscape; (5) shown an ability to implement its plans and initiatives and to receive guidance from nationally recognized advisors; (6) received $5.5 million in funds from the Company's CEO; (7) implemented substantial cost savings initiatives, including but not limited to facility consolidations, personnel reductions, employee benefit reductions and numerous other cost savings initiatives. In short, the Company believes it has exhibited numerous positive attributes and resilience in working through these difficult conditions.

In the event the Company's secured lenders determine that they will not renew or extend the Company's Credit Agreement under terms that are mutually acceptable to the Lenders and the Company, then the secured lenders under the provisions of the Restated Credit Agreement would have the right to enforce their liens, which could result in a sale of the Company's assets, including a liquidation or change in control of the Company. The Company believes that due to the fact that its operations and prospects are dependent in a large part on the continued efforts of Marshall T. Reynolds, a sale of such assets in whole or in part may not yield a full return of the debt principal to the secured lenders due to the cash flow nature of the loan from inception to date. The Company is working in good faith with its investment bankers to identify reasonably acceptable options and alternatives that include transaction alternatives, which would make reasonable sense for all parties. These alternatives include various restructuring initiatives including asset, segment, division and subsidiary sales as well as a sale of the Company in whole or in part, debt refinancing initiatives and other capitalization options. If the secured lenders ultimately feel that they could maximize their returns by foreclosing on the Company's assets, which the Company does not believe have adequate collateral coverage, then it would be the prerogative of the secured lenders to do so, in the event the Company is unable to identify an alternative financing source or other solution acceptable to the secured lenders, which may be challenging in the current economic climate. The Company issued to the secured lenders warrants to purchase common stock as a result of the Restated Credit Agreement and additional shareholder dilution is possible in the event the Company is able to identify a longer term financing solution with its current lenders or a new lender. The Company ultimately believes the best course of action is for the Company to continue to negotiate in good faith with the secured lenders and work with its external advisory group to define a path to deleverage the Company in a prudent, deliberate fashion while serving its core customer base and striving to the best of its ability to assure that all obligations are satisfied to both secured and unsecured creditors.

As a result of the Company's current credit situation and the challenges within the economic climate faced by the Company, the Company faces substantial liquidity challenges for fiscal 2013 and beyond. The liquidity factors we face include:

- Implementation of a restructuring and profitability plan to rationalize and improve our cost and operating structure.
- Identify assets which can be strategically sold to improve our overall credit metrics. This may include real estate and other asset sales or segment and division sales or a sale of the Company as a whole.
- Management of our receipts and disbursements to improve days sales outstanding for trade receivables and manage our days outstanding for trade payables as well as maintain our trade credit availability.
- Managing our credit relationships and borrowing base requirements to maximize liquidity.
- Carefully monitor capital expenditures to assure cash flow is maximized.
- The potential for our interest costs and other credit related expenses to exceed our ability to generate sufficient cash to meet other obligations including scheduled principal amortization payments to secured lenders.
- The scheduled maturity of the Company's Credit Facilities in June of 2013 or earlier if the Company is unable to maintain compliance with all covenants, some of which are beyond the control of the Company.
- The Company achieved its first Bullet payment threshold as required prior to December 31, 2012 in the amount of $1.9 million of which $650,000 was paid prior to October 31, 2012. The Company is diligently working with Raymond James to identify funding mechanisms to achieve the remaining $2.1 million payment due March 31, 2013. The Company is currently unable to predict the likelihood of achieving this payment requirement.

As of October 31, 2012, the Company had a $1.8 million book cash balance, compared with the prior year when the Company had a $1.2 million negative book cash balance. Working capital as of October 31, 2012 was $(23.6) million, and $(31.5) million at October 31, 2011. The change in working capital is primarily associated with a reduction in debt due to a combination of amortization payments, payments from a Contribution Agreement with the Company's CEO and payments from the sale of a division.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making required investments in equipment based on available liquidity. The Company has available a line of credit totaling up to $10.0 million ($8.4 million outstanding at October 31, 2012) which is subject to borrowing base limitations and reserves which may be initiated by the Administrative Agent for Lenders in its sole discretion and are subject to a minimum excess availability threshold as well as the provisions of the Restated Credit Agreement (See Note 3 of the Consolidated Financial Statements). For the foreseeable future, including through Fiscal 2013, the Company's ability to fund operations, meet debt service requirements and make planned capital expenditures is contingent on continued availability of the aforementioned credit facilities and the ability of the Company to complete a restructuring or refinancing of the existing debt. The Company does not currently believe it will generate sufficient cash flow from operations to meet both scheduled principal and interest payments and pay off the entire credit facility which matures in June 2013.

The Company has engaged the investment banking group of Raymond James & Associates, Inc. (Raymond James) to assist it with a potential restructuring or refinancing of the existing debt and other potential transaction alternatives. Pursuant to the terms of the

Limited Forbearance Agreement, the Company also engaged a Chief Restructuring Advisor to work with the Company, Raymond James, the Administrative Agent and syndicate of banks to address various factors and initiatives as further defined in the Restated Credit Agreement, including the expiration of the Company's Credit Facilities in June of 2013. The Company continues to have ongoing dialogue with the Administrative Agent and the syndicate of banks with respect to its credit facilities. At October 31, 2012, a total of $37.8 million of current and long-term debt and outstanding revolving line of credit borrowings are subject to accelerated maturity in the event of default under the Restated Credit Agreement. The Company was in compliance with applicable covenants at October 31, 2012.

The Company may incur costs in 2013 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis, and may occur pursuant to certain initiatives being reviewed in accordance with the provisions of the Restated Credit Agreement.

On October 19, 2012, the Company, the Administrative Agent and other lenders all party to the Company's Credit Agreement dated September 14, 2007 (as previously supplemented and amended, the "Original Credit Agreement") entered into a First Amended and Restated Credit Agreement ("Restated Credit Agreement") dated October 19, 2012 and Side Letter Agreement dated October 19, 2012. The Company reviewed the applicable requirements associated with debt modifications and restructurings to determine the applicable accounting for the Company's Restated Credit Agreement. The Company determined that modification accounting was appropriate based on the facts and circumstances of the Company's analysis as applied to applicable GAAP. A primary determining factor was the imputed effective interest rate of the Company's debt being substantially higher after the modification than was present prior to the modification. This was a key determining factor in assessing whether the Company's secured lenders had granted a concession. The Restated Credit Agreement and Side Letter Agreement amended various provisions of the Original Credit Agreement and added various provisions as further described herein, including but not limited to the following provisions of the Restated Credit Agreement:

- Restated Credit Agreement maturity at June 30, 2013, subject to Champion's compliance with terms of the Restated Credit Agreement and Side Letter Agreement.
- $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement for the benefits of the Lenders, subject to shareholder approval. The Company has various milestone dates, which may reduce the number of warrants outstanding upon satisfaction of certain conditions. The Company is working with its outside advisors regarding these items but is unable to predict the outcomes or likelihood of success regarding the achievement of such milestones. The warrants expire after October 19, 2017.
- Various Targeted Transactions which may require the sale of various assets, divisions or segments upon the achievement of agreed upon value benchmarks among other considerations and if not successfully completed by the applicable milestone dates will be considered an event of default.
- Existing debt restructured into a $20,000,000 Term Loan A, $6,277,743.89 Term Loan B, $4,000,000 Bullet Loan and $9,025,496.00 Revolver Loan.
- A $10,000,000 revolving credit facility with a sublimit of up to $3,000,000 for swing loans. Outstanding borrowings thereunder may not exceed the sum of (1) up to 85% of eligible receivables (reduced to 80% of eligible receivables effective December 30, 2012) plus (2) up to the lesser of $5,000,000 or 50% of eligible inventory.
- Targeted interest rates as follows based on a LIBOR borrowing option; Term Note A at LIBOR plus 8%, Term Note B at 0% (subject to a deferred fee of 16% per annum with various milestone dates reducing or forgiving such fees upon successful completion of such milestones.), revolving loans at LIBOR plus 6% and Bullet Loans A at a rate of LIBOR plus 8%.
- At Champion's option, interest at a LIBOR Rate plus the applicable margin.
- Post default increase in interest rates of 2%.
- Amendment of various covenants as further described in the Restated Credit Agreement.
- Fixed Charge Coverage Ratio is required to be 1.0 to 1.0 as of January 31, 2013 and 1.10 to 1.0 as of April 30, 2013 based on a buildup model commencing October 1, 2012.
- Leverage Ratio is required to be 3.30 to 1.00 as of January 31, 2013 and 3.10 to 1.00 as of April 30, 2013 based on a trailing twelve month EBITDA calculation.
- Minimum EBITDA pursuant to a monthly build up commencing with the month ended October 31, 2012 of $600,000 increasing to $1,100,000 for November 30, 2012, $1,600,000 at December 31, 2012, $2,600,000 at January 31, 2013, $3,350,000 at February 28, 2013, $4,100,000 at March 31, 2013, $5,200,000 at April 30, 2013, $5,550,000 at May 31, 2013 and $5,900,000 at June 30, 2013.
- Maximum Capital expenditures are limited to $1,000,000 for fiscal years commencing after October 31, 2012.
- Enhanced reporting by Champion to Administrative Agent.
- Continued retention of a Chief Restructuring Advisor and Raymond James & Associates, Inc. as well as continued retention by Secured Lenders of their advisor.
- $100,000 fee due at closing plus monthly Administrative Agent fees of $15,000

The Company had borrowed under its $10.0 million line of credit approximately $8.4 million at October 31, 2012 which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the terms of the Restated Credit Agreement, the Company's borrowing base certificate as submitted to the Administrative Agent reflected minimum excess availability of $2.0 million as of October 31, 2012. The minimum excess availability is subject to a $1,000,000 reserve and may be adjusted by the Administrative Agent.

As of October 31, 2012 the Company had contractual obligations in the form of leases and debt as follows:

	Payments Due by Fiscal Year						
Contractual Obligations	**2013**	**2014**	**2015**	**2016**	**2017**	**Residual**	**Total**
Non-cancelable operating leases	$ 1,036,560	$ 600,904	$ 165,124	$ 162,837	$ 97,307	$ —	$ 2,062,732
Revolving line of credit	8,425,496	—	—	—	—	—	8,425,496
Term debt	29,998,791	99,291	—	—	—	—	30,098,082
Capital lease obligations	13,014	13,817	15,932	15,652	7,304	—	65,719
Debt discounts	(1,287,527)	—	—	—	—	—	(1,287,527)
Notes payable - related party	—	2,500,000	—	—	—	—	2,500,000
	$ 38,186,334	$ 3,214,012	$ 181,056	$ 178,489	$ 104,611	$ —	$ 41,864,502

The Company believes exposure reasonably possible for current legal proceedings is not greater than $0.4 million and may be substantially lower than this amount as of October 31, 2012. The Company expenses legal fees as incurred and therefore the Company may incur legal fees to defend itself in the future and these fees may be material to the Company's Consolidated Financial Statements in a particular period.

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. Pursuant to the terms of the Limited Forbearance Agreement, there would be no excess cash flow payment due based on the contractual provisions regarding the application of cash collateral. The Company has no prepayment obligation due January 31, 2013 or in 2012 pursuant to the calculations of the applicable credit agreements.

CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUING OPERATIONS)

Cash flows from operating activities for the years ended October 31, 2012, 2011 and 2010 were $7.8 million, $6.4 million, and $7.2 million. The increase in cash flows from operating activities for fiscal 2012 compared to 2011 was primarily associated with timing changes in assets and liabilities. The decrease in cash flows from operating activities for fiscal 2011 compared to 2010 was primarily associated with timing changes in assets and liabilities. The impairment costs, and deferred tax asset valuation allowance associated primarily with the acquisition of the Herald-Dispatch had no impact on cash flows from operating activities.

CASH FLOWS FROM INVESTING ACTIVITIES (CONTINUING OPERATIONS)

Cash provided by (used in) investing activities were $(0.5) million, $(1.0) million, and $(0.8) million for the years ended October 31, 2012, 2011 and 2010. Cash flows used in investing activities decreased in 2012 from 2011 due to a decrease in purchases of property and equipment. The cash used in investing activities in 2011 and 2010 was primarily related to purchases of property and equipment.

CASH FLOWS FROM FINANCING ACTIVITIES (CONTINUING OPERATIONS)

Net cash flows used in financing activities for the years ended October 31, 2012, 2011 and 2010 were $(5.6) million, $(5.9) million, and $(8.3) million. During 2012, 2011, and 2010, the Company reduced net borrowings of term debt and revolving line of credit by $4.0 million, $6.0 million and $8.9 million. The remaining activity in 2012 and 2010 was associated with various fees paid for credit related agreements and in, 2012, 2011 and 2010 for changes in negative book cash balances. In 2010 and 2012, the Company also paid down syndicated term debt with proceeds of $3.0 million and $2.5 million from issuing subordinated debt to a related party.

CASH FLOWS FROM DISCONTINUED OPERATIONS

The Company has reported cash flows from discontinued operations as discrete single items of operating, investing and financing activities. The Company believes the resulting effect of these transactions should improve overall credit metrics. However, the allocation of proceeds may negatively impact overall liquidity due primarily to a reduction in borrowing base capacity.

Net cash provided by operating activities of discontinued operations were $0.2 million, $0.6 million and $0.7 million in 2012, 2011, and 2010. The reduction in 2012 was primarily attributable to a reduction in earnings at Donihe and CGC driven in part by only a partial year of CGC results reported in 2012 due to the sale of the division.

Net cash provided by (used in) investing activities of discontinued operations were $3.7 million, $(0.2) million and $(41,000) in 2012, 2011, and 2010. In 2012, the Company sold its CGC operating division for $3,750,000, the proceeds of which were used to pay debt.

Net cash used in financing activities of discontinued operations were $3,750,000, $0, and $0 for 2012, 2011, and 2010. The net cash used in financing activities represented debt payments from the sale of CGC.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

Our operating results depend on the relative strength of the economy on both a regional and national basis. Recessionary conditions applicable to the economy as a whole and specifically to our core business segments have had a significant adverse impact on the Company's business. A continuing or a deepening of the recessionary conditions we are experiencing could significantly affect our revenue categories and associated profitability.

SEASONALITY

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods.

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter. The global economic crisis as well as other macro-economic factors and customer demand has impacted this general trend in recent years. The Company is unable to predict if this trend has fundamentally shifted until such time a more stable economic climate is present.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. On a historical basis, The Herald-Dispatch's first and third calendar quarters of the year tended to be the weakest because advertising volume is at its lowest levels following the holiday season and a seasonal slowdown in the summer months. Correspondingly, on a historical basis the fourth calendar quarter followed by the second calendar quarter tended to be the strongest quarters. The fourth calendar quarter included heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

NEWLY ISSUED ACCOUNTING STANDARDS

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of October 31, 2012, the FASB has issued ASU's 2009-01 through 2012- 07. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement ("ASU 2011-04"), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The Company applied this standard in the second quarter of fiscal 2012, and it had no material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment to ASC 220 "Comprehensive Income" deferred the adoption of presentation of reclassification items out of accumulated other comprehensive income. The Company is expected to adopt the new guidance on ASU 2011-05 beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In September 2011, the FASB issued ASU 2011-08 "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company will consider the applicability of the new guidance beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

In July 2012, the FASB issued ASU 2012-02 "Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment" which provides an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more-likely-than-not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The Company will consider the applicability of the new guidance beginning November 1, 2012, and any adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Until June 12, 2012, Champion common stock traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (now Global Market) under the symbol "CHMP". From June 12, 2012 until July 16, 2012 Champion common stock was listed on the NASDAQ Capital Market. The stock now trades on the OTCQB Market under the symbol "CHMP".

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from the OTCQB or NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2012		Fiscal Year 2011	
	High	**Low**	**High**	**Low**
First quarter	$ 1.04	$ 0.73	$ 2.00	$ 1.10
Second quarter	0.99	0.60	2.22	1.58
Third quarter	0.97	0.18	1.58	1.21
Fourth quarter	0.35	0.20	1.44	1.10

At the close of business on January 9, 2013, there were 356 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2013	**2012**	**2011**
First quarter	$ —	$ —	$ —
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	—	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2012 with the cumulative total return of the Russell 2000 Index, and a peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2007. The companies in the peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return*
Among Champion Industries, Inc.,
The Russell 2000 Index and a Peer Group



$120
$100
$80
$60
$40
$20
$0
10/07
10/08
10/09
10/10
10/11
10/12
Champion Industries, Inc.
Russell 2000
Peer Group

*$100 invested on 10/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

	Year Ended October 31,					
	2007	2008	2009	2010	2011	2012
Champion Industries, Inc.	100.00	54.66	31.17	19.18	19.01	3.77
Russell 2000	100.00	65.84	70.09	88.72	94.67	106.11
Peer Group	100.00	41.79	52.00	63.01	64.68	51.84

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia


arnett
foster
toothman
CPAs & Advisors

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2012 and 2011, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended October 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles.

As more fully discussed in Note 11 to the consolidated financial statements, in connection with the Company's annual impairment evaluation of recorded goodwill and other intangible assets, the Company recorded a charge of approximately $11.1 million on a pre-tax, non-cash basis for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of the Company's newspaper segment.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has been unable to obtain a longer term financing solution with its lenders, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arnett Foster Toothman PLLC

Arnett Foster Toothman PLLC

Charleston, West Virginia
January 28, 2013

101 Washington Street East | P.O. Box 2629
Charleston, WV 25301
304.346.0441 | 800.642.2601

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2012	October 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 1,844,797	$ —
Accounts receivable, net of allowance of $1,157,000 and $643,000	11,906,228	15,493,693
Inventories	6,187,920	7,420,934
Income tax refund	—	9,293
Other current assets	480,043	558,560
Current portion assets held for sale/discontinued operations (see Note 12)	2,705,280	4,776,233
Deferred income tax assets	—	864,108
Total current assets	23,124,268	29,122,821
Property and equipment, at cost:		
Land	1,468,505	1,485,506
Buildings and improvements	9,599,951	10,167,233
Machinery and equipment	47,479,066	47,157,146
Equipment under capital lease	72,528	—
Furniture and fixtures	4,071,328	4,035,895
Vehicles	2,874,664	3,157,597
	65,566,042	66,003,377
Less accumulated depreciation	(51,157,165)	(48,829,619)
	14,408,877	17,173,758
Non-current assets held for sale/discontinued operations (see Note 12)	—	2,585,636
Goodwill	3,457,322	12,968,255
Deferred financing costs	324,692	830,323
Other intangibles, net of accumulated amortization	4,485,294	4,778,052
Trademark and masthead	2,091,022	3,648,972
Deferred tax asset, net of current portion	—	10,894,159
Other assets	75,116	22,306
	10,433,446	35,727,703
Total assets	$ 47,966,591	$ 82,024,282

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (continued)

Champion Industries, Inc. and Subsidiaries

	October 31, 2012	October 31, 2011
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable, line of credit (see Note 3)	$ 8,425,496	$ 9,725,496
Negative book cash balances	—	1,153,931
Accounts payable	3,682,147	3,735,445
Deferred revenue	764,010	737,748
Accrued payroll and commissions	1,351,067	1,393,147
Taxes accrued and withheld	1,031,297	1,030,201
Accrued expenses	2,192,171	2,818,435
Current portion liabilities held for sale/discontinued operations (see Note 3 and Note 12)	2,705,280	7,373,029
Debt discount (see Note 3)	(1,287,527)	—
Notes payable (see Note 3)	27,813,064	32,693,857
Capital lease obligations (see Note 3)	13,014	—
Total current liabilities	46,690,019	60,661,289
Long-term debt, net of current portion:		
Notes payable - related party (see Note 3)	2,500,000	—
Notes payable (see Note 3)	99,291	430,997
Capital lease obligations (see Note 3)	52,705	—
Other liabilities	1,950	3,750
Total liabilities	49,343,965	61,096,036
Shareholders' (deficit) equity:		
Common stock, $1 par value, 20,000,000 Class A voting shares authorized; 11,299,528 shares issued and outstanding	11,299,528	11,299,528
Common stock, Class B nonvoting stock, $1 par value, 5,000,000 shares authorized, -0- shares issued and outstanding	—	—
Additional paid-in capital	23,874,377	23,267,024
Retained deficit	(36,551,279)	(13,638,306)
Total shareholders' (deficit) equity	(1,377,374)	20,928,246
Total liabilities and shareholders' (deficit) equity	$ 47,966,591	$ 82,024,282

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2012	2011	2010
Revenues:			
Printing	**$ 55,446,476**	$ 55,376,887	$ 57,405,320
Office products and office furniture	**34,975,487**	34,545,733	33,437,588
Newspaper	**13,991,752**	14,589,210	15,332,671
Total revenues	**104,413,715**	104,511,830	106,175,579
Cost of sales & newspaper operating costs:			
Printing	**40,368,870**	40,536,169	41,319,701
Office products and office furniture	**24,935,766**	24,521,153	23,632,686
Newspaper cost of sales & operating costs	**8,167,313**	8,254,557	8,107,487
Total cost of sales & newspaper operating costs	**73,471,949**	73,311,879	73,059,874
Gross profit	**30,941,766**	31,199,951	33,115,705
Selling, general and administrative expenses	**28,441,187**	26,275,952	26,814,794
Asset impairments/restructuring charges	**11,426,055**	9,369,018	1,640,795
(Loss) income from operations	**(8,925,476)**	(4,445,019)	4,660,116
Other income (expense):			
Interest expense - related party	**(57,733)**	(65,316)	(82,334)
Interest expense	**(3,738,725)**	(3,553,031)	(5,060,437)
Gain on early extinguishment of debt from a related party	**—**	1,337,846	—
Other	**(13,117)**	50,410	952,018
	(3,809,575)	(2,230,091)	(4,190,753)
(Loss) income from continuing operations before income taxes	**(12,735,051)**	(6,675,110)	469,363
Income tax (expense) benefit	**(10,812,773)**	2,448,785	(272,444)
Net (loss) income from continuing operations	**(23,547,824)**	(4,226,325)	196,919
Net income from discontinued operations	**634,851**	250,282	291,215
Net (loss) income	**$ (22,912,973)**	$ (3,976,043)	$ 488,134
(Loss) earnings per share:			
Basic and diluted (loss) income from continuing operations	**$ (2.09)**	$ (0.41)	$ 0.02
Basic and diluted income from discontinued operations	**0.06**	0.03	0.03
Total (loss) earnings per common share	**$ (2.03)**	$ (0.38)	$ 0.05
Weighted average shares outstanding:			
Basic	**11,300,000**	10,362,000	9,988,000
Diluted	**11,300,000**	10,362,000	9,988,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Other Comprehensive (Loss) Income	Total
	Shares	Amount				
Balance, October 31, 2009 (Restated)	9,987,913	$ 9,987,913	$ 22,768,610	$ (10,150,397)	$ —	$ 22,606,126
Net income for 2010	—	—	—	488,134	—	488,134
Other comprehensive income (net of tax)	—	—	—	—	407,289	407,289
Gain on hedging arrangement expiration	—	—	—	—	(407,289)	(407,289)
Total comprehensive income	—	—	—	488,134	—	488,134
Balance, October 31, 2010 (Restated)	9,987,913	$ 9,987,913	$ 22,768,610	$ (9,662,263)	$ —	$ 23,094,260
Stock issuance	1,311,615	1,311,615	498,414	—	—	1,810,029
Comprehensive loss:						
Net loss for 2011	—	—	—	(3,976,043)	—	(3,976,043)
Total comprehensive loss	—	—	—	(3,976,043)	—	(3,976,043)
Balance, October 31, 2011	11,299,528	$ 11,299,528	$ 23,267,024	$ (13,638,306)	$ —	$ 20,928,246
Comprehensive loss:						
Net loss for 2012	**—**	**—**	**—**	**(22,912,973)**	**—**	**(22,912,973)**
Stock warrants (net of tax)	**—**	**—**	**607,353**	**—**	**—**	**607,353**
Total comprehensive loss	**—**	**—**	**607,353**	**(22,912,973)**	**—**	**(22,305,620)**
Balance, October 31, 2012	**11,299,528**	**$11,299,528**	**$ 23,874,377**	**$(36,551,279)**	**$ —**	**$ (1,377,374)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2012	2011 (Restated)	2010 (Restated)
Cash flows from operating activities:			
Net (loss) income	**$ (22,912,973)**	$ (3,976,043)	$ 488,134
Net income from discontinued operations	**634,851**	250,282	291,215
Net (loss) income from continuing operations	**(23,547,824)**	(4,226,325)	196,919
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	**3,669,291**	3,965,513	4,062,807
Loss (gain) on sale of assets	**51,506**	(35,486)	15,490
(Gain) on early extinguishment of debt from a related party	**—**	(1,337,846)	—
Deferred income taxes	**11,353,465**	(2,024,921)	14,169
Deferred financing costs	**571,790**	436,855	372,610
Bad debt expense	**728,882**	282,612	304,333
Intangible impairment	**11,068,883**	8,716,868	—
Asset impairment	**309,134**	109,255	—
Restructuring charges	**48,038**	571,746	1,812,325
(Gain)/loss on hedging agreements	**—**	—	(691,368)
Changes in assets and liabilities:			
Accounts receivable	**2,858,583**	(1,286,713)	(380,029)
Deferred revenue	**26,262**	17,199	47,181
Inventories	**1,233,014**	582,232	1,504,958
Other current assets	**200,559**	51,540	273,815
Accounts payable	**(101,335)**	1,477,814	(1,322,720)
Accrued payroll and commissions	**(42,080)**	(306,145)	(241,139)
Taxes accrued and withheld	**1,096**	50,634	(192,436)
Accrued income taxes	**9,293**	27,000	1,875,107
Accrued expenses	**(595,093)**	(681,643)	(421,838)
Other liabilities	**(1,800)**	(1,800)	(1,800)
Net cash provided by operating activities continuing operations	**7,841,664**	6,388,389	7,228,384
Net cash provided by operating activities discontinued operations	**157,644**	632,035	739,225
	7,999,308	7,020,424	7,967,609

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2012	2011 (Restated)	2010 (Restated)
Cash flows from investing activities:			
Purchase of property and equipment	**(756,189)**	(1,330,677)	(815,543)
Proceeds from sale of fixed assets	**306,548**	320,083	32,256
Change in other assets	**(52,810)**	5,147	8,719
Net cash (used in) investing activities continuing operations	**(502,451)**	(1,005,447)	(774,568)
Net cash provided by (used in) investing activities discontinued operations	**3,692,822**	(156,861)	(40,933)
	3,190,371	(1,162,308)	(815,501)
Cash flows from financing activities:			
Borrowings on line of credit	**17,777,004**	33,540,000	52,260,000
Payments on line of credit	**(17,777,004)**	(34,240,000)	(50,560,000)
Increase (decrease) in negative book cash balances	**(1,153,931)**	140,218	1,013,713
Principal payments on long-term debt	**(4,973,837)**	(5,919,470)	(11,043,871)
Proceeds from term debt	**996,459**	621,136	459,353
Financing cost paid	**(341,531)**	—	—
Forbearance fees	**(122,042)**	—	—
Deferred financing costs	**—**	—	(440,585)
Net cash used in financing activities continuing operations	**(5,594,882)**	(5,858,116)	(8,311,390)
Net cash used in financing activities discontinued operations	**(3,750,000)**	—	—
	(9,344,882)	(5,858,116)	(8,311,390)
Net increase (decrease) in cash and cash equivalents	**1,844,797**	—	(1,159,282)
Cash and cash equivalents at beginning of year	**—**	—	1,159,282
Cash and cash equivalents at end of year	**$ 1,844,797**	$ —	$ —

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 23,000 and 28,000 respectively.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

As of July 1, 2009, FASB (Financial Accounting Standards Board) Accounting Standards Codification became the single reference source of authoritative non-governmental U.S. GAAP. In the succeeding footnotes references to GAAP issued by the FASB are to the FASB Accounting Standards Codification which is denoted here forth as ASC. The following is a summary of the more significant accounting and reporting policies which include updated references to GAAP as stated by the ASC which became effective for financial reporting purposes as of September 15, 2009.

RESTATEMENT OF PRIOR YEARS, RECLASSIFICATIONS AND REVISIONS

During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000, an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the consolidated financial statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, *Accounting Changes and Error Corrections*, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

In addition, the Company has restated the Consolidated Statements of Cash Flows for 2011 and 2010 to reflect $621,000 and $459,000 of vehicle purchases as cash activities that were previously classified as non-cash activities.

Certain prior-year amounts have been reclassified to conform to the current year Financial Statement Presentation.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket, Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Company's operations comprising CGC and Donihe were classified as discontinued operations in the Consolidated Statements of Operations for all years presented. (see Note 12)

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers and generally do not bear interest. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2012, 2011 and 2010, $728,882, $282,612, and $304,333 of bad debt expense was incurred and the allowance for doubtful accounts was $1,157,465, $642,761, and $987,950 as of October 31, 2012, 2011 and 2010. The actual write-offs for the periods were $214,000, $628,000, and $344,000 during 2012, 2011 and 2010. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 8.1% of the gross outstanding accounts receivable at October 31, 2012 and 2011. The Company's ten largest accounts receivable balances represented 22.1% and 22.5% of gross outstanding accounts receivable at October 31, 2012 and 2011.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

INVENTORY RESERVES

Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging historical review and management judgment. The Company continuously evaluates the adequacy of these reserves and makes adjustments to these reserves as required.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense and amortization of leasehold improvements and equipment under capital leases from continuing operations approximated $3,377,000, $3,543,000, and $3,614,000 for the years ended October 31, 2012, 2011 and 2010 and is reflected as a component of cost of sales and newspaper operating costs and selling, general and administrative expenses.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL

Goodwill shall not be amortized; instead it is tested for impairment using a fair-value approach on an annual basis typically for the Company during the fourth quarter of each year. Goodwill is also tested between annual tests if indicators of potential impairment exist.

Goodwill shall not be amortized; instead, it shall be tested for impairment at a level of reporting referred to as a reporting unit. The first step of impairment analysis is a screen for potential impairment and the second step, if required, measures the amount of the impairment. The Company performs an annual impairment in the fourth quarter and in 2012 performed an interim test for goodwill at the newspaper segment. The Company recorded various charges associated with Goodwill and other assets in 2012 and 2011 as further disclosed in Note 11 to the Consolidated Financial Statements.

INTANGIBLE ASSETS

Trademark and masthead are not subject to amortization whereas other remaining intangible assets are subject to amortization and are amortized using the straight-line method over their estimated benefit period, in our case 5-20 years. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2012, 2011 and 2010 approximated $488,000, $522,000, and $578,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options and warrants. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. There was no dilutive effect in fiscal 2012, 2011, and 2010.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $665,000, and $614,000 at October 31, 2012 and 2011. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales of the printing segment and in newspaper cost of sales and operating costs, of the newspaper segment. The office products and office furniture shipping and handling costs were approximately $0.5 million for 2012, 2011, and 2010 and are recorded as a component of selling, general, and administrative costs.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

A liability for a cost associated with an exit or disposal activity shall be measured initially at its fair value in the period in which the liability is incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Before the adoption of the current applicable accounting standards, the Company had elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. There were no stock option grants in 2012, 2011 or 2010. Any future stock-based compensation will be measured at the grant date based on the fair value of the award and it would be recognized as an expense over the applicable vesting periods of the stock award using the straight line method.

FAIR VALUE MEASUREMENTS

The Company measured and recorded in the accompanying Consolidated Financial Statements certain liabilities at fair value on a recurring basis. This liability was associated with an interest rate swap agreement which expired October 29, 2010. There is a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Our interest bearing debt is primarily composed of a revolving line of credit and term loan facility with a syndicate of banks. The carrying amount of these facilities and their fair value are discussed further in Note 3.

Cash and cash equivalents consist principally of cash on deposit with banks, all highly liquid investments with an original maturity of three months or less. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

The carrying amounts of the Company's accounts receivable, accounts payable, accrued payrolls and commissions, taxes accrued and withheld and accrued expenses approximates fair value due to their short-term nature.

Goodwill and other intangible assets are measured on a non-recurring basis using Level 3 inputs, as further discussed in Note 11.

NEWLY ISSUED ACCOUNTING STANDARDS

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of October 31, 2012, the FASB has issued ASU's 2009-01 through 2012- 07. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures to the extent applicable.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement ("ASU 2011-04"), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 1). The Company applied this standard in the second quarter of fiscal 2012, and it had no material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment to ASC 220 "Comprehensive Income" deferred the adoption of presentation of reclassification items out of accumulated other comprehensive income. The Company is expected to adopt the new guidance on ASU 2011-05 beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than the related disclosures.

In September 2011, the FASB issued ASU 2011-08 "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company will consider the applicability of the new guidance beginning November 1, 2012, and the adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

In July 2012, the FASB issued ASU 2012-02 "Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment" which provides an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more-likely-than-not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The Company will consider the applicability of the new guidance beginning November 1, 2012, and any adoption of the new guidance is not expected to impact the Company's financial position, results of operations or cash flows, other than related disclosures.

2. INVENTORIES

Inventories consisted of the following:

	October 31,	
	2012	**2011**
Printing and newspaper:		
Raw materials	**$ 2,049,447**	$ 2,142,793
Work in process	**834,678**	1,217,681
Finished goods	**1,383,094**	1,806,374
Office products and office furniture	**1,920,701**	2,254,086
	$ 6,187,920	$ 7,420,934

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2012	October 31, 2011
Installment notes payable to banks and Lessor, due in monthly installments plus interest at rates approximating the bank's prime rate or the prime rate subject to various floors maturing in various periods ranging from November 2011-September 2014, collateralized by equipment and vehicles. (0% interest on Lessor note) (see Note 10)	$ 677,167	$ 1,175,784
Notes payable to shareholders. The shareholder note of $2.5 million plus all accrued interest is due in one balloon payment in September 2014.	2,500,000	—
Term loan facility with a syndicate of banks, due in quarterly installments of $1,225,000 plus interest payments equal to the base rate plus the applicable margin or the adjusted LIBOR rate plus the applicable margin maturing September 2013, collateralized by substantially all of the assets of the Company.	—	37,884,224
Term loan A with a syndicate of banks, due in monthly installments of $238,000 plus interest payments equal to LIBOR plus the applicable margin (currently 8%) maturing June 2013, collateralized by substantially all of the assets of the Company.	19,762,000	—
Term loan B with a syndicate of banks, due June 30, 2013, interest (deferred fee) at a rate of 16%, with aggregate unpaid deferred fee itself bearing interest collateralized by substantially all of the assets of the Company.	6,277,744	—
Bullet loan A with a syndicate of Banks, due in installments of $1.9 million on or before December 31, 2012 and $2.1 million on or before March 31, 2013 with interest at LIBOR plus the applicable margin (currently 8%), collateralized by substantially all of the assets of the Company.	3,350,000	—
Revolving line of credit loan facility with a syndicate of banks, interest payments based on LIBOR plus the applicable margin (currently 6%) maturing in June 2013, collateralized by substantially all of the assets of the Company.	8,425,496	9,725,496
Accrued Deferred fee (interest) Bullet loan B, Due June 30, 2013	31,171	—
Capital lease obligation for printing equipment at an imputed interest rate of 6.02% per annum	65,719	—
Unamortized debt discount	(1,287,527)	—
	39,801,770	48,785,504
Less current portion revolving line of credit	8,425,496	9,725,496
Less long-term portion revolving line of credit	—	—
Less current portion long-term debt	29,998,791	38,629,011
Less current portion obligation under capital lease	13,014	—
Less debt discount	(1,287,527)	—
Long-term debt, net of current portion and revolving line of credit, capital lease obligation and notes payable to related party	$ 2,651,996	$ 430,997

	October 31, 2012	2011
Continuing operations:		
Long-term debt, net of current portion and revolving line credit	$ 99,291	$ 430,997
Long-term capital lease obligation	52,705	—
Current portion of long-term debt and revolving line of credit	36,238,560	42,419,353
Long-term notes payable to related party	2,500,000	—
Current portion of capital lease obligation	13,014	—
Debt discount	(1,287,527)	—
Total debt from continuing operations	37,616,043	42,850,350
Liabilities held for sale/discontinued operations - debt	2,185,727	5,935,154
Total indebtedness	$ 39,801,770	$ 48,785,504

The Company has determined in accordance with applicable provisions of GAAP that indebtedness that is required to be repaid as a result of a disposal transaction should be allocated to discontinued operations. The specific allocation of sale proceeds would typically be allocated at the discretion of the Administrative Agent between the revolving credit facility and term debt. The proceeds from assets held for sale are required to be remitted to the Administrative Agent for the extinguishment of debt. Therefore, the debt allocated to liabilities held for sale/discontinued operations reflects actual or estimated debt pay downs based on either proceeds received or the carrying amount of the related assets held for sale, net of associated liabilities held for sale prior to debt allocated to liabilities held for sale/discontinued operations. The Company utilized estimated, or if available, actual debt payments required to be made associated with the held for sale/discontinued operations classification. The prior period amounts were equivalent to the allocations or payments in the third and fourth quarter of 2012.

Maturities of long-term debt, capital lease obligations and revolving line of credit from continuing and discontinued operations for each of the next five years follow:

2013	$ 37,149,774
2014	2,613,108
2015	15,932
2016	15,652
2017	7,304
	$ 39,801,770

DEBT 2012:

The Company is currently operating under the provisions of the Restated Credit Agreement as further discussed herein. The following is a sequential summary of the various debt actions in 2012.

The secured and unsecured credit facilities contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was unable to remain in compliance with certain financial covenants arising under substantially all of its long-term note agreements. The creditors have not waived the financial covenant requirements. The Company received a notice of default on December 12, 2011, which was reported pursuant to item 2.04 of Form 8-K filed December 15, 2011. This notice of default advised that the Administrative Agent had not waived the event of default and reserves all rights and remedies thereof. These remedies include, under the Credit Agreement, the right to accelerate and declare due and immediately payable the principal and accrued interest on all loans outstanding under the Credit Agreement. The notice of default further stated that any extension of additional credit under the Credit Agreement would be made by the lenders in their sole discretion without any intention to waive any event of default.

On December 28, 2011, the Administrative Agent, the Lenders, the Company, all of its subsidiaries and Marshall T. Reynolds entered into a Limited Forbearance Agreement and Third Amendment to Credit Agreement (the "Limited Forbearance Agreement") which provides, among other things, that during a forbearance period commencing on December 28, 2011, and ending on April 30, 2012 (unless terminated sooner by default of the Company under the Limited Forbearance Agreement or Credit Agreement), the Lenders were willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. The Company acknowledged in the Limited Forbearance Agreement that as a result of the existing defaults, the Lenders are entitled to decline to provide further credit to the Company, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Limited Forbearance Agreement provided that during the forbearance period, so long as the Company meets the conditions of the Limited Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Limited Forbearance Agreement required the Company to:

(a) engage a chief restructuring advisor to assist in developing a written restructuring plan for the Company's business operations;
(b) submit a restructuring plan to the Administrative Agent by February 15, 2012;
(c) provide any consultant retained by the Administrative Agent with access to the operations, records and employees of the Company;
(d) attain revised minimum EBITDA covenant targets; and
(e) provide additional financial reports to the Administrative Agent.

The Limited Forbearance Agreement provided that the credit commitment under the Credit Agreement is $15,000,000 and provided for a $1,450,000 reserve against the Credit Agreement borrowing base. The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at December 28, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note.

The Company received a notice of default and reservation of rights letter on May 2, 2012, which was reported pursuant to Item 2.04 of Form 8-K filed May 4, 2012.

In a Current Report on Form 8-K filed May 4, 2012, Champion Industries, Inc. ("Champion") advised that on May 2, 2012, Fifth Third Bank, as Administrative Agent (the "Administrative Agent") for lenders under Champion's Credit Agreement dated September 14, 2007, as amended (the "Credit Agreement") had sent Champion a Notice of Default and Reservation of Rights ("Notice of Default"), advising that Champion's default under provisions of the Credit Agreement requiring it to maintain certain financial ratios constituted an Event of Default under the Credit Agreement. The default relates to Sections 6.20(a) and 6.20(b) of the Credit Agreement.

The Notice of Default also advised that the Administrative Agent had not waived the Event of Default and reserved all rights and remedies as a result thereof. Those remedies include, under the Credit Agreement, the right to accelerate and declare due and immediately payable the principal and accrued interest on all loans outstanding under the Credit Agreement.

The Notice of Default further stated that any extension of additional credit under the Credit Agreement would be made by the lenders in their sole discretion without any intention to waive any Event of Default.

On July 31, 2012, the Administrative Agent, the Lenders, Champion, all its subsidiaries and Marshall T. Reynolds entered into a First Amended and Restated Limited Forbearance Agreement and Fourth Amendment to Credit Agreement dated July 13, 2012 (the "Forbearance Agreement") which provides, among other things, that during a forbearance period commencing on July 13, 2012 and ending on August 15, 2012 (unless sooner terminated by default of Champion under the Forbearance Agreement or the Credit Agreement), the Required Lenders are willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. Champion acknowledged in the Forbearance Agreement that as a result of the existing defaults, the Lenders are entitled to decline to provide further credit to Champion, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Forbearance Agreement provided that during the forbearance period, so long as Champion meets the conditions of the Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Forbearance Agreement required Champion to:

- continue to engage a chief restructuring advisor to assist in developing a written restructuring plan for Champion's business operations;

- submit an updated proposed restructuring plan to the Administrative Agent by July 16, 2012;
- provide any consultant retained by the Administrative Agent with access to the operations, records and employees of Champion and their advisors;
- attain revised minimum EBITDA covenant targets;
- provide additional financial reports to the Administrative Agent;
- make a good faith effort to effectuate certain transaction initiatives identified by the Company;
- permit Administrative Agent to retain a media transaction expert and allow access to Company personnel and advisors; and
- forbearance fee of 0.25%.

The Forbearance Agreement provided that the credit commitment under the Credit Agreement is $13,600,000 and provides for a $1,450,000 reserve against the Credit Agreement borrowing base. The applicable margin had been increased to 6.0% if utilizing the base rate or 4% if utilizing the amended base rate as well as a PIK compounding Forbearance Fee of 2% of the outstanding amount of term loans. The default rate is an additional 2% for outstanding term loans.

On August 20, 2012 the Company received a Notice of Forbearance Termination, Additional Defaults and Reservation of Rights ("Notice of Default") letter from the Administrative Agent for its secured lenders which was reported pursuant to Item 2.04 of Form 8-K filed August 21, 2012. This Notice of Default resulted from the expiration of the First Amended and Restated Limited Forbearance Agreement and Fourth Amendment to Credit Agreement ("Forbearance Agreement") on August 15, 2012 through the effective date of the September Forbearance Agreement. The Forbearance Agreement was the result of a previous Notice of Default as more fully described herein. The Company references to minimum excess availability and other credit availability related to the Forbearance Agreement are not applicable after July 31, 2012 through the effective date of the September Forbearance Agreement due to the expiration of the Forbearance Agreement. The Company had been notified that any extension of additional credit would be made by the Lenders in their sole discretion without any intention to waive any Event of Default. The Lenders had continued to provide the Company with access to the applicable revolving credit facilities during this default period.

On September 12, 2012, the Company entered into a Second Amendment to the Limited Forbearance Agreement and Fifth Amendment to Credit Agreement ("September Forbearance Agreement") which extended the maturity of the credit facility through October 15, 2012. The September Forbearance Agreement provided that during the forbearance period, so long as the Company met the conditions of the September Forbearance Agreement, it may continue to request credit under the revolving credit line.

The September Forbearance Agreement required the Company to/or changed as follows:

- pay a 0.10% extension fee based on the then-outstanding loans, interests in Letters of Credit and Unused Revolving Credit Commitments;
- continue services of bank group consultant as well as continued retention of Company advisors;
- release and term debt pay down of remaining $500,000 under the provisions of the Contribution Agreement hereinafter described;
- continue actions to effectuate certain transactions, including the financing of certain receivables and finalizing the Safeguard transaction;
- agree to terms on a debt restructuring by September 15, 2012 subject to credit approval and documentation;
- minimum EBITDA covenant for August 2012 of $400,000;
- aggregate revolving credit commitments of $13,000,000.

On October 19, 2012, the Company, the Administrative Agent and other lenders all party to the Company's Credit Agreement dated September 14, 2007 (as previously supplemented and amended, the "Original Credit Agreement") entered into a First Amended and Restated Credit Agreement ("Restated Credit Agreement") dated October 19, 2012 and Side Letter Agreement dated October 19, 2012. The Company reviewed the applicable requirements associated with debt modifications and restructurings to determine the applicable accounting for the Company's Restated Credit Agreement. The Company determined that modification accounting was appropriate based on the facts and circumstances of the Company's analysis as applied to applicable GAAP. A primary determining factor was the imputed effective interest rate of the Company's debt being substantially higher after the modification than was present prior to the modification. This was a key determining factor in assessing whether the Company's secured lender's had granted a concession. The Restated Credit Agreement and Side Letter Agreement amended various provisions of the Original Credit Agreement and added various provisions as further described herein, including but not limited to the following provisions of the Restated Credit Agreement:

- Restated Credit Agreement maturity at June 30, 2013, subject to Champion's compliance with terms of the Restated Credit Agreement and Side Letter Agreement.

- $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement for the benefits of the Lenders, subject to shareholder approval. The Company has various milestone dates, which may reduce the number of warrants outstanding upon satisfaction of certain conditions. The Company is working with its outside advisors regarding these items but is unable to predict the outcomes or likelihood of success regarding the achievement of such milestones. The warrants expire after October 19, 2017.
- Various Targeted Transactions which may require the sale of various assets, divisions or segments upon the achievement of agreed upon value benchmarks among other considerations and if not successfully completed by the applicable milestone dates will be considered an event of default.
- Existing debt restructured into a $20,000,000 Term Loan A, $6,277,743.89 Term Loan B, $4,000,000 Bullet Loan and $9,025,496.00 Revolver Loan.
- A $10,000,000 revolving credit facility with a sublimit of up to $3,000,000 for swing loans. Outstanding borrowings thereunder may not exceed the sum of (1) up to 85% of eligible receivables (reduced to 80% of eligible receivables effective December 30, 2012) plus (2) up to the lesser of $5,000,000 or 50% of eligible inventory.
- Targeted interest rates as follows based on a LIBOR borrowing option; Term Note A at LIBOR plus 8%, Term Note B at 0% (subject to a deferred fee of 16% per annum with various milestone dates reducing or forgiving such fees upon successful completion of such milestones.), revolving loans at LIBOR plus 6% and Bullet Loans A at a rate of LIBOR plus 8%.
- At Champion's option, interest at a LIBOR Rate plus the applicable margin.
- Post default increase in interest rates of 2%.
- Amendment of various covenants as further described in the Restated Credit Agreement.
- Fixed Charge Coverage Ratio is required to be 1.0 to 1.0 as of January 31, 2013 and 1.10 to 1.0 as of April 30, 2013 based on a buildup model commencing October 1, 2012.
- Leverage Ratio is required to be 3.30 to 1.00 as of January 31, 2013 and 3.10 to 1.00 as of April 30, 2013 based on a trailing twelve month EBITDA calculation.
- Minimum EBITDA pursuant to a monthly build up commencing with the month ended October 31, 2012 of $600,000 increasing to $1,100,000 for November 30, 2012, $1,600,000 at December 31, 2012, $2,600,000 at January 31, 2013, $3,350,000 at February 28, 2013, $4,100,000 at March 31, 2013, $5,200,000 at April 30, 2013, $5,550,000 at May 31, 2013 and $5,900,000 at June 30, 2013.
- Maximum Capital expenditures are limited to $1,000,000 for fiscal years commencing after October 31, 2012.
- Enhanced reporting by Champion to Administrative Agent.
- Continued retention of a Chief Restructuring Advisor and Raymond James & Associates, Inc. as well as continued retention by Secured Lenders of their advisor.
- $100,000 fee due at closing plus monthly Administrative Agent fees of $15,000 monthly through June 30, 2013.

DEBT 2011:

The Company operated under the provisions of the Second Amendment until its default on October 31, 2011. On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our Consolidated Statements of Operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owned over 50% of the Company's outstanding common stock at the time of the transaction.

The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at October 31, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to the Herald-Dispatch acquisition and to partially fund the purchase of the Herald-Dispatch.

DEBT 2010:

The following is a sequential summary of various debt actions in 2010.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to a prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement. ("Second Amendment")

On March 31, 2010, the Company, Fifth Third Bank, as a Lender, L/C Issuer and Administrative Agent for Lenders (the "Administrative Agent") and the other Lenders party to the Company's Credit Agreement dated September 14, 2007 (the "Credit Agreement") entered into a Second Amendment and Waiver to Credit Agreement ("the "Second Amendment"). All conditions precedent to the effectiveness of the Second Amendment were satisfied on April 6, 2010. The Company had pledged substantially all of the assets of the Company as collateral for the indebtedness under the Credit Agreement and Second Amendment.

In the Second Amendment the Administrative Agent and Lenders waived any default or event of default arising from the Company's previously disclosed violations of provisions of the Credit Agreement. The Second Amendment amended various provisions of the Credit Agreement, including but not limited to:

- a $17,000,000 revolving credit facility with a sublimit of up to $3,000,000 for letters of credit and $3,000,000 for swing line loans. Outstanding borrowings, thereunder, may not exceed the sum of (1) up to 85% of eligible receivable plus (b) up to the lesser of $6,000,000 or 50% of eligible inventory.
- at the Company's option, interest at a LIBOR Rate, so long as no default exists.
- post-default increase in interest rate of 2%.
- amendment of various financial covenants.
- fixed charge coverage ratio is required to be 1.0:1.0 through January 31, 2011; 1.1:1.0 through January 31, 2012 and 1.20:1.00 thereafter.
- leverage ratio shall not be greater than 6.5:1.00 at April 30, 2010 with 0.5:1.00 step-downs quarterly through April 30, 2011 and 0.25:1.00 quarterly step-downs through April 30, 2012.
- minimum EBITDA pursuant to a quarterly build up commencing with the three months ended April 30, 2010 of $2,700,000, the six months ended July 31, 2010 of $5,400,000, the nine months ended October 31, 2010 of $8,900,000 and the twelve months ended January 31, 2011 of $11,800,000, thereafter varying quarterly step-ups culminating in twelve months trailing EBITDA of $14,300,000 at October 31, 2012.
- maximum capital expenditures are limited to $2,000,000 per fiscal year for the years ended October 31, 2010 and 2011 and $2,500,000 thereafter.
- enhanced reporting by the Company to Administrative Agent, including monthly reports and conference calls, quarterly reports by the Company's independent auditors of restructuring charges and organizational expense reductions.
- application of the Company's income tax refunds applied to reduce indebtedness under the Credit Agreement.
- restrictions on payment of dividends based on various covenant compliance thresholds.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. The cash collateral is in an account in Mr. Reynolds name with the Administrative Agent and is not reflected on the Company's financial statements at October 31, 2011 and 2010.

In connection with the Contribution Agreement, the Company executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. This promissory note was funded totaling $2,500,000 and $0 at October 31, 2012 and 2011 and was unfunded at October 31, 2010. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2012 and 2011), matures September 14, 2014 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds' cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amount of $2.5 million, the proceeds of which were used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

The Company had borrowed under its $17.0 million line of credit approximately $10.4 million at October 31, 2010, which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. The $17.0 million line of credit was subsequently reduced to $15.0 million, pursuant to the terms of the Limited Forbearance Agreement.

OTHER DEBT PROVISIONS:

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, and continuing each year thereafter under the terms of the agreement the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. Pursuant to the terms of the Limited Forbearance Agreement, there would be no excess cash flow payment due based on the contractual provisions regarding the application of cash collateral. The Company paid its prepayment obligation of approximately $2.0 million in January 2009 and had no balance due under its prepayment obligation for fiscal 2011 and 2012 that would have been payable January 2012 and 2013 pursuant to the applicable calculations of the applicable credit agreements.

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day, 60-day and 90-day rates plus the applicable margin (effective with the Second Amendment, the primary interest rate was LIBOR 30-day and 60-day rates plus the applicable margin) (after the Restated Credit Agreement effective date, the primary interest rate was LIBOR plus the applicable margin). Prime rate approximated 3.25% at October 31, 2012 and 2011, while the LIBOR rate approximated 0.16% at October 31, 2012 and the 30-day LIBOR rate approximated 0.24% at October 31, 2011. The Company had entered into a hedging arrangement to convert $25.0 million of variable interest rate debt to fixed interest rate debt. There was no current balance outstanding subject to the hedge at October 31, 2012 and 2011 (see Note 15). The swap agreement terminated effective October 29, 2010, therefore, converting from fixed interest rate debt to variable interest upon termination. Interest paid from total operations during the years ended October 31, 2012, 2011 and 2010 approximated $3,463,000, $3,598,000, and $5,256,000. In 2012, the Company amortized approximately $0.1 million of debt discount to interest expense. The Company had accrued interest of approximately $129,000 and $162,000 at October 31, 2012 and 2011 recorded as accrued expenses on the balance sheet. Deferred financing costs and debt discount are amortized under the interest method over the life of the related credit facilities and are reported as part of interest expense. In 2012, 2011 and 2010, $572,000, $437,000, and $373,000 of deferred financing costs were included as interest expense. In addition, certain period costs associated with these credit facilities are recorded as a component of interest including administrative agent fees and costs. The Company is amortizing under the interest method the discount debt associated with the issuance of warrants as well as lender fees and other cost associated with the Restated Credit Agreement.

The Company does not believe it is practicable to estimate the fair value of its variable interest-bearing debt and revolving credit facilities related to its primary credit facilities with a syndicate of banks and its subordinated debt to a related party due primarily to the fact that an active market for the Company's debt does not exist.

The term debt not related to the Restated Credit Agreement and subordinated debt to shareholders had a carrying value of approximately $0.7 million and the Company believes the carrying value approximates fair value for this debt based on recent market conditions, collateral support, recent borrowings and other factors.

The Company may incur costs in 2013 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis and may occur pursuant to certain initiatives being reviewed in accordance with the provisions of the Restated Credit Agreement and initiatives to improve operating performance. (see Note 10)

The Company had no non-cash activities for 2012, 2011 and 2010. The Company had previously recorded certain purchases for 2011 and 2010 of $621,000 and $459,000, respectively as non-cash activities. The cash flow statement has been restated for 2011 and 2010 to reflect these transactions as cash activities.

The Company achieved its first Bullet payment threshold as required prior to December 31, 2012 in the amount of $1.9 million of which $650,000 was paid prior to October 31, 2012. The Company is diligently working with Raymond James to identify funding mechanisms to achieve the remaining $2.1 million payment due March 31, 2013. The Company is currently unable to predict the likelihood of achieving this payment requirement.

STATUS OF DEBT REFINANCING AND LIQUIDITY

Due in part to the reasonable possibility of a default by the Company prior to the contractual maturity of its Restated Credit Agreement and the Company's inability to achieve a longer term financing solution, which was contemplated upon the commencement of the Limited Forbearance Agreement, there is significant uncertainty about our ability to operate as a going concern.

As a result of the Company's current credit situation and the challenges within the economic climate faced by the Company, the Company faces substantial liquidity challenges for fiscal 2013 and beyond. The Company has engaged the investment banking of Raymond James & Associates, Inc. (Raymond James) to assist it with a potential restructuring or refinancing of the existing debt and other potential transaction alternatives. Pursuant to the terms of the Limited Forbearance Agreement, the Company also engaged a Chief Restructuring Advisor to work with the Company, Raymond James, the Administrative Agent and syndicate of banks to address various factors and initiatives as further defined in the Restated Credit Agreement, including the expiration of the Company's Credit Facilities in June of 2013. The Company continues to have ongoing dialogue with the Administrative Agent and the syndicate of banks with respect to its credit facilities.

4. EMPLOYEE BENEFIT PLAN

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company previously contributed 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company eliminated the employer match, as previously described, in the second quarter of 2010. The Company may make discretionary contributions to the Plan. The Company's expense under these plans was approximately $0, $0, and $105,000 for the years ended October 31, 2012, 2011 and 2010.

The Company's accrued vacation liability as of October 31, 2012 and 2011, was approximately $736,000, and $760,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provided for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. There were no options outstanding as of October 31, 2012, 2011, and 2010. Options vest immediately and may be exercised within five years from the date of grant.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2012	Weighted Average Exercise Price	2011	Weighted Average Exercise Price	2010	Weighted Average Exercise Price
Outstanding – beginning of year	—	$ —	—	$ —	220,000	$ 4.26
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited or expired	—	—	—	—	(220,000)	4.26
Outstanding – end of year	—	$ —	—	$ —	—	$
Weighted average fair value of options granted during the year	$ —		$ —		$ —	

5. INCOME TAXES

Income tax (expense) benefit consisted of the following:

	Year Ended October 31, 2012	2011	2010
Current benefit (expense):			
Federal	**$ 1,257,942**	$ 582,274	$ 925,052
State	**258,293**	279,984	373,839
Deferred (expense) benefit	**(12,329,008)**	1,586,527	(1,571,335)
Income tax (expense) benefit continuing operations	**(10,812,773)**	2,448,785	(272,444)
Intraperiod tax allocation expense discontinued operations	**(509,520)**	(184,087)	(211,307)
Total income tax (expense) benefit	**$ (11,322,293)**	$ 2,264,698	$ (483,751)

Deferred tax assets and liabilities are as follows:

	October 31, 2012	2011
Deferred tax assets:		
Allowance for doubtful accounts	**$ 466,249**	$ 329,860
Net operating loss carry forward	**3,187,375**	2,191,478
Accrued vacation	**297,014**	316,953
Other accrued liabilities	**410,822**	595,519
Intangible assets	**14,201,325**	11,873,969
Gross deferred tax assets	**18,562,785**	15,307,779
Deferred tax liabilities:		
Property and equipment	**(2,009,265)**	(2,951,801)
Warrants	**(374,693)**	—
Gross deferred tax liability	**(2,383,958)**	(2,951,801)
Net deferred tax asset before valuation allowance	**16,178,827**	12,355,978
Valuation allowance:		
Beginning balance	**597,711**	552,783
Increase during the period	**15,581,116**	44,928
Ending balance	**16,178,827**	597,711
Net deferred tax asset	**$ —**	$ 11,758,267

The above net deferred tax asset is presented on the balance sheet as follows:

	2012	2011
Deferred tax asset - current	**$ —**	$ 864,108
Deferred tax assets - non-current	**—**	10,894,159
	$ —	$ 11,758,267

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for continuing operations is as follows:

	Year Ended October 31,		
	2012	**2011**	**2010**
Statutory federal income tax rate	**34.0 %**	34.0 %	(34.0) %
State taxes, net of federal benefit	**3.8**	5.4	54.5
Change in valuation allowance	**(122.4)**	(0.7)	(15.7)
Selling expenses	**(0.6)**	(1.2)	(15.0)
State apportionment and deferred tax adjustments	**—**	0.2	(48.3)
Federal and state tax net operating loss adjustments	**—**	(1.4)	—
Other	**0.3**	0.4	0.5
Effective tax rate, (expense) benefit	**(84.9) %**	36.7 %	(58.0) %

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the four-year period ended October 31, 2012 and over a seven-year period ended October 31, 2012. However, when these losses are adjusted for certain aberrations, rather than continuing conditions, the Company is able to represent that cumulative losses are not present in either the four year look back period or the seven year look back period.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers a multitude of factors in assessing the utilization of its deferred tax assets including the reversal of deferred tax liabilities, projected future taxable income and other assessments, which may have an impact on financial results. The Company determined in the second quarter of 2012 that, primarily as a result of its inability to enter into an amended credit facility upon the expiration of the Limited Forbearance Agreement on April 30, 2012, as well as the potential for a substantial increase in interest rates and fees coupled with the uncertainty regarding future interest rate increases that the secured lenders may impose on the Company that a full valuation allowance of the Company's deferred tax assets, net of deferred tax liabilities, is necessary to measure the portion of the deferred tax asset that more likely than not will not be realized. As a result of the Restated Credit Agreement entered into on October 19, 2012, the Company reassessed its valuation allowance and determined that the relative short term maturity of the Restated Credit Agreement coupled with the increase in interest rates that a full valuation was warranted at October 31, 2012. This resulted in an increase in the valuation allowance from $0.6 million at October 31, 2011 to approximately $16.2 million at October 31, 2012. The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation with our secured lenders. Therefore, the amount of deferred tax asset considered realizable could be adjusted in future periods based on a multitude of factors, including but not limited to a refinancing of the Company's existing credit agreement with its secured lenders, and such adjustments may be material to the Consolidated Financial Statements.

The Company's effective tax rate for continuing operations for 2012 was negative (84.9)% compared to an effective tax rate of 36.7% (benefit) and 58.0% (expense) for 2011 and 2010. The primary difference in tax rates between 2012 and 2011 and for 2012 between the effective tax rate and the statutory tax rate is a result of the valuation allowance taken against our deferred tax assets in the second quarter of 2012 in the amount of $15.2 million and a valuation allowance increase of an incremental $0.4 million in the third and fourth quarters of 2012. The effective income tax rate approximates the combined federal and state, net of federal benefit, statutory income tax rate and may be impacted by increases or decreases in the valuation allowance for deferred tax assets. The Company recorded a tax benefit from continuing operations in 2012, 2011 and 2010 resulting from the application of certain provisions of ASC 740 regarding interim implications of intraperiod tax allocations for discontinued operations when there is a loss from continuing operations to maintain financial statement neutrality and to recognize the tax components between continuing operations and discontinued operations on a discrete basis.

Income taxes (refunded) paid during the years ended October 31, 2012, 2011 and 2010 approximated $0, $(272,000), $(1,675,000). Certain taxable losses for 2010 are carried back to previous years to the extent allowable by applicable tax laws.

The Company's net operating losses are comprised of net operating losses from operations for both Federal and State as well as net operating losses of acquired companies. The tax affected benefit of these are reflected in the Financial Statements at $3.2 million or approximately $0 net of valuation allowance. The Federal net operating losses may be carried forward 20 years and carried back 2 years whereas the State net operating losses generally cannot be carried back for the Company's purpose but can be carried forward 15-20 years. There are certain federal net operating losses which are reflected on a gross basis but which are subject to IRS Code Section 382 limitations and as such a valuation allowance has historically been recorded.

The Company was notified in December of 2011 and the examination commenced in December of 2011 by the IRS covering our fiscal year end 2010 federal income tax return. The Company was notified on December 19, 2012 that the IRS intends to issue a no change letter subject to the IRS Area Directors approval. The Company received an IRS notification dated January 10, 2013 indicating that the 2010 examination was complete with no change to the reported tax. As of October 31, 2012, the Company is subject to U.S. Federal income tax examination for returns filed after October 31, 2009. State Income Tax returns are generally subject to a period of examination for a period of three to five years. Tax interest and penalties are classified as income taxes in the accompanying statements of income and were insignificant for all periods presented. There was no unrecognized tax benefit at October 31, 2012 and 2011. The Company is currently unable to assess whether any significant increase to the unrecognized tax benefit will be recorded during the next 12 months.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates. The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2012	**2011**	**2010**
Rent expense paid to affiliated entities for operating facilities	**$ 517,000**	$ 517,000	$ 517,000
Sales of office products, office furniture and printing services to affiliated entities	**968,000**	951,000	913,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense from continuing operations amounted to $491,000, $613,000, and $1,265,000 for the years ended October 31, 2012, 2011 and 2010.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. Champion Output Solutions subleased approximately 8,500 square feet at an annual rate of approximately $38,000 on a month to month basis through December 2011. The Company has renewal options for certain leases covering varying periods.

In addition, the Company purchased vehicles from an entity controlled by family members of its Chief Executive Officer in the amounts of $66,000, $223,000, and $101,000 for the years ended October 31, 2012, 2011 and 2010.

Future minimum rental commitments for all non-cancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2012:

2013	$ 1,036,560
2014	600,904
2015	165,124
2016	162,837
2017	97,307
	$ 2,062,732

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's allocated expense related to this program (excluding claims paid) for the years ended October 31, 2012, 2011 and 2010 was approximately $0.4 million, $0.4 million, and $0.5 million. (expenses are inclusive of discontinued operations)

During 2012, 2011 and 2010, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $128,000, $110,000, and $47,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company is self-insured for certain of the claims made under its employee medical insurance programs. The Company had recorded liabilities totaling $0.9 million and $0.7 million for estimated costs related to outstanding claims as of October 31, 2012 and 2011, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported that we incorporated into a trend and lag analysis utilizing a variety of factors including historical claims trends and various processing statistics provided by the Company's third party claims administrator. These estimates are based on management's assessment of outstanding claims, historical analyses and current payment trends. The Company recorded an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. The Company believes the reserves recorded are adequate based upon current facts and circumstances. Prior to 2012 these amounts were classified as accounts payable and to conform with the current year presentation these amounts are classified as accrued liabilities.

The Company exercised its option to purchase a building at 3000 Washington Street, Charleston, WV on June 16, 2009. The Company assigned its option to a related party purchaser and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period which commenced October 27, 2009 for $1.5 million.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our consolidated statements of operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owned over 50% of the Company's outstanding common stock as a result of the transaction.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. This cash collateral was in an account in Mr. Reynolds name with the Administrative Agent and was not reflected on the Company's financial statements at October 31, 2011 and 2010.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2012 and 2011), matures September 14, 2014 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds' cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amounts up to $2.5 million, the proceeds of which will be used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note. On September 14, 2012, in accordance with the provisions of the September Forbearance Agreement a draw of $500,000 was made under the provisions of the Contribution Agreement and was funded in the form of a subordinated unsecured promissory note. The draws of $2.0 million and $0.5 million were both used to pay term debt to a syndicate of banks. The promissory note was unfunded from inception through October 31, 2011 and fully funded at October 31, 2012.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

The nature of The Company's business results in a certain amount of claims, litigation, investigations, and other legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. When the Company determines it has meritorious defenses to the claims asserted, it vigorously defends itself.

The Company will consider settlement of cases when, in Management's judgment, it is in the best interests of both the Company and its shareholders to do so.

The Company periodically assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. The Company would accrue a loss on legal contingencies in the event the loss is deemed probable and reasonably estimable. The accrual is adjusted as appropriate to reflect any relevant developments regarding the legal contingency. In the event of a legal contingency where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

In certain cases, exposure to loss may exist in excess of the accrual to the extent such loss is reasonably possible, but not probable. Management believes an estimate of the aggregate of reasonably possible losses, in excess of amounts accrued, for current legal proceedings not covered by insurance is not greater than $0.4 million at October 31, 2012 and may be substantially lower than this amount. Any estimate involves significant judgment, given the varying stages of the proceedings (including cases in preliminary stages), as well as numerous unresolved issues that may impact the outcome of a proceeding. Accordingly, Management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate. The current loss estimate excludes legal and professional fees associated with defending such proceedings. These fees are expensed as incurred and may be material to the Company's Consolidated Financial Statements in a particular period.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, Management believes that there is no accrual for legal contingencies required at this time. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be greater than the current estimates discussed above and may be material to the Company's Consolidated Financial Statements in a particular period.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million.

As a result of the acquisition of Syscan Corporation in 2004, the Williams Land Corporation had the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company had the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option could be exercised no later than 60 days prior to the end of the lease and closing of said purchase could not exceed 45 days from the end of the lease. The Company exercised its option to purchase this building on June 16, 2009. The Company assigned its option to purchase to a related party and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period, which commenced October 27, 2009, for $1.5 million.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in three industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); the sale of office products and office furniture including interior design services; and publication of The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 23,000 and 28,000 respectively. The Company employs approximately 550 people, of whom approximately 10 or 2%, are covered by collective bargaining agreements, which expire December 31, 2013.

The Company reports segment information in a manner consistent with the way that our management, including our chief operating decision maker, the Company's Chief Executive Officer, assesses performance and makes decisions regarding allocation of resources in accordance with the Segment Disclosures Topic of the ASC.

Our Financial Reporting systems present various data, which is used to operate and measure our operating performance. Our chief operating decision maker utilizes various measures of a segment's profit or loss including historical internal reporting measures and reporting measures based on product lines with operating income (loss) as the key profitability measure within the segment. Product line reporting is the basis for the organization of our segments and is the most consistent measure used by the chief operating decision maker and conforms with the use of segment operating income or (loss) that is the most consistent with those used in measuring like amounts in the Consolidated Financial Statements. During the third quarter of 2012, the Company realigned personnel and divisional responsibilities between the printing segment and office products and office furniture segments primarily in one location, resulting in additional SG&A costs of approximately $0.2 million being allocated to the office products and office furniture segment for 2012 which were previously a component of the printing segment.

The identifiable assets are reflective of non-GAAP assets reported on the Company's internal balance sheets and are typically adjusted for negative book cash balances, taxes and other items excluded for segment reporting. The assets are classified based on the primary functional segment category as reported on the internal balance sheets. Therefore the actual segment assets may not directly correspond with the segment operating (loss) income reported herein. The Company has certain assets classified as held for sale/discontinued operations representing $2,705,280 at October 31, 2012 and $7,361,869 at October 31, 2011. These assets were part of the printing segment prior to the reclassification as assets held for sale/discontinued operations. The total assets reported on the Company's balance sheets as of October 31, 2012, 2011 and 2010 are $47,966,591, $82,024,282, and $92,452,662. The identifiable assets reported below represent $45,261,311, $62,894,853, and $76,501,708.

The table below presents information about reported segments for the years ended October 31:

2012	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues from continuing operations	**$ 60,204,947**	**$ 40,606,947**	**$ 13,991,752**	**$ 114,803,646**
Elimination of intersegment revenue	**(4,758,471)**	**(5,631,460)**	**—**	**(10,389,931)**
Consolidated revenues from continuing operations	**$ 55,446,476**	**$ 34,975,487**	**$ 13,991,752**	**$ 104,413,715**
Operating (loss) income from continuing operations	**(1,832,029)**	**1,915,331**	**(9,008,778)**	**(8,925,476)**
Depreciation and amortization	**2,426,059**	**113,671**	**1,129,561**	**3,669,291**
Capital expenditures	**646,728**	**50,469**	**58,992**	**756,189**
Identifiable assets	**25,738,617**	**7,077,977**	**12,444,717**	**45,261,311**
Goodwill	**2,226,837**	**1,230,485**	**—**	**3,457,322**

2011	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues from continuing operations	$ 60,626,443	$ 41,098,106	$ 14,589,210	$ 116,313,759
Elimination of intersegment revenue	(5,249,556)	(6,552,373)	—	(11,801,929)
Consolidated revenues from continuing operations	$ 55,376,887	$ 34,545,733	$ 14,589,210	$ 104,511,830
Operating (loss) income from continuing operations	(500,704)	2,397,703	(6,342,018)	(4,445,019)
Depreciation and amortization	2,688,378	135,426	1,141,709	3,965,513
Capital expenditures	1,199,163	77,336	54,178	1,330,677
Identifiable assets	28,304,364	9,151,757	25,438,732	62,894,853
Goodwill	2,226,837	1,230,485	9,510,933	12,968,255

2010	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues from continuing operations	$ 66,541,632	$ 39,691,717	$ 15,332,671	$ 121,566,020
Elimination of intersegment revenue	(9,136,312)	(6,254,129)	—	(15,390,441)
Consolidated revenues from continuing operations	$ 57,405,320	$ 33,437,588	$ 15,332,671	$ 106,175,579
Operating (loss) income from continuing operations	(559,261)	2,055,990	3,163,387	4,660,116
Depreciation and amortization	2,795,377	131,529	1,135,901	4,062,807
Capital expenditures	702,491	53,556	59,496	815,543
Identifiable assets	32,143,086	8,806,943	35,551,679	76,501,708
Goodwill	2,226,837	1,230,485	11,874,961	15,332,283

A reconciliation of total segment revenue, assets and operating (loss) income to consolidated (loss) income before income taxes for the years ended October 31, 2012, 2011 and 2010 is as follows, and relate to the printing segment:

	2012	2011	2010
Revenues:			
Total segment revenues	**$ 114,803,646**	$ 116,313,759	$ 121,566,020
Elimination of intersegment revenue	**(10,389,931)**	(11,801,929)	(15,390,441)
Consolidated revenue from continuing operations	**$ 104,413,715**	$ 104,511,830	$ 106,175,579
Operating (loss) income from continuing operations:			
Total segment operating (loss) income from continuing operations	**$ (8,925,476)**	$ (4,445,019)	$ 4,660,116
Interest expense - related party	**(57,733)**	(65,316)	(82,334)
Interest expense	**(3,738,725)**	(3,553,031)	(5,060,437)
Gain on early extinguishment of debt from a related party	**—**	1,337,846	—
Other income (loss)	**(13,117)**	50,410	952,018
Consolidated (loss) income before income taxes from continuing operations	**$ (12,735,051)**	$ (6,675,110)	$ 469,363
Identifiable assets:			
Total segment identifiable assets	**$ 45,261,311**	$ 62,894,853	$ 76,501,708
Elimination of intersegment assets	**2,705,280**	19,129,429	15,950,954
Total consolidated assets	**$ 47,966,591**	$ 82,024,282	$ 92,452,662

10. RESTRUCTURING AND OTHER CHARGES

In fiscal 2010 and 2011, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives and was an integral component of the Second Amendment and Waiver to the Credit Agreement among the Company, Fifth Third Bank, as Lender, L/C Issuer and Administrative Agent for Lenders and other Lenders dated March 31, 2010 (the "Second Amendment"). These actions were taken to comply with the provisions and targeted covenants of the Second Amendment and to address the impact of the global economic crisis on the Company. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provisions of the Restated Credit Agreement. The amount of future charges not discussed herein is currently not estimable by the Company. The costs in 2012 related to the Consolidation of the Company's commercial printing production operation in Cincinnati, Ohio into existing Company facilities in other locations.

The plan was implemented to address several key initiatives, including streamlining production and administrative operations and headcount reductions. The aggregate pre-tax charge resulting from these actions was $2.4 million. The charges were comprised of $1.6 million associated with excess facility and maintenance costs, primarily related to operating leases, inventory related costs of $200,000 and costs associated with streamlining production and personnel related separation costs of $613,000. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of cost of sales.

The following information summarizes the costs incurred with respect to restructuring, integration and asset impairment charges during the three and twelve months ended October 31, 2012 and 2011, as well as the cumulative total of such costs representing fiscal 2010, fiscal 2011, and fiscal 2012, such costs are included as a component of the printing segment:

	Three Months Ended October 31,		Twelve Months Ended October 31,		Cumulative
	2012	2011	2012	2011	Total
Occupancy and equipment related costs	$ —	$ 322,237	$ —	$ 445,790	$ 1,618,965
Costs incurred to streamline production, personnel and other	—	—	48,038	97,105	612,764
Inventory	—	—	—	28,851	200,380
Total	$ —	$ 322,237	$ 48,038	$ 571,746	$ 2,432,109

The activity pertaining to the Company's accruals related to restructuring and other charges since October 31, 2010, including additions and payments made are summarized below:

	Occupancy and equipment related costs	Costs incurred to streamline production, personnel and other	Total
Balance at October 31, 2010	$ 1,037,548	$ 8,462	$ 1,046,010
2011 expenses	445,790	97,105	542,895
Paid in 2011	(477,986)	(189,495)	(667,481)
Reclassifications	(139,503)	139,503	—
Balance at October 31, 2011	$ 865,849	$ 55,575	$ 921,424
2012 expenses	$ —	$ 48,038	$ 48,038
Paid in 2012	(678,765)	(48,876)	(727,641)
Reclassifications	54,737	(54,737)	—
Balance at October 31, 2012	$ 241,821	$ —	$ 241,821

Effective June 1, 2012 as a result of initiatives implemented by the Company to improve operating efficiency and pursuant to the Company's restructuring plan submitted to the secured lenders in the second quarter of 2012, the Company's commercial printing production operation in Cincinnati, Ohio, was consolidated into existing Company facilities in other locations. The Company intends to continue to service its customer base through a dedicated sales team within this market and supported by personnel at our Chapman Printing locations in Lexington, Kentucky and Parkersburg and Huntington, West Virginia. As a result of this action, the Company recorded a reduction in force of 24 employees. The Company expects to incur costs associated with work force reductions, lease termination costs and other related costs in future periods beyond the fourth quarter of 2012. The Company recorded severance and other employee related costs of approximately $48,000 in 2012 and has incurred incremental charges for severance and other costs in the first quarter of 2013 of $53,000, associated primarily with the sale of substantially all of the property, plant and equipment of the Donihe Graphics subsidiary in Kingsport, Tennessee in the first quarter of 2013. The amount of any remaining restructuring related charges are currently not estimable by the Company. The Company also recorded asset impairment charges of $0.6 million, representing assets classified as held for sale at October 31, 2012. (See Note 12).

The remaining restructuring accrual at October 31, 2012 is primarily reflected on the Company's Financial Statements as a component of debt due to two payments of $135,000 due November 30, 2012 and $99,456 due February 28, 2013 being evidenced as part of a contractual settlement in the form of a promissory note with the Lessor at the Company's former location in Bridgeville, Pennsylvania. (see Note 3)

11. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2012		2011	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	**$ 1,000,000**	**$ 1,000,000**	$ 1,000,000	$ 1,000,000
Customer relationships	**2,451,073**	**1,026,935**	2,451,073	904,837
Advertising and subscriber base	**4,989,768**	**1,952,322**	4,989,768	1,804,660
Other	**564,946**	**541,236**	564,946	518,238
	9,005,787	**4,520,493**	9,005,787	4,227,735
Unamortizable intangible assets:				
Goodwill	**3,964,600**	**507,278**	13,475,533	507,278
Trademark and masthead	**2,091,022**	**—**	3,648,972	—
	6,055,622	**507,278**	17,124,505	507,278
Total goodwill and other intangibles	**$ 15,061,409**	**$ 5,027,771**	$ 26,130,292	$ 4,735,013

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process it was determined that an impairment test between annual impairment tests was warranted as a result of this transaction analysis. This resulted in the Company's assessment that the carrying value of the newspaper segment exceeded the fair value of the newspaper segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non-binding letter of interest attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis.

In connection with our annual impairment testing of goodwill and other non-amortizing intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax, non-cash basis for impairment of the value of the trademark and masthead which resulted from the 2007 acquisition of the Herald-Dispatch daily newspaper in Huntington, WV. The Company assessed the value of the trademark and masthead with assistance from a third party valuation specialist utilizing an income approach based on the relief from royalty income valuation methodology.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2012, 2011 and 2010, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry and for goodwill and non-amortizing intangible assets as part of our annual impairment testing. The valuation methodology utilized to estimate the fair value of the newspaper operating segment in 2011 was based on both the market and income approach. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for 2011 based on the analysis by the Company and with assistance of third party valuation specialists, and therefore an impairment charge was taken. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards.

The Company has other reporting units with Goodwill on the printing and office products and office furniture segment. The Company evaluated these reporting units during the fourth quarter of 2012, 2011 and 2010, and while the estimated fair value of these reporting units has generally declined, the estimated fair value of each of our other reporting units exceeded their carrying in values 2012, 2011 and 2010. As a result, no additional testing or impairment charges were necessary.

Amortization expense for the years ended October 31, 2012, 2011 and 2010 was $293,000, $417,000, and $450,000 respectively. A non-compete agreement is being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The advertising and subscribers bases related to the acquisition of The Herald-Dispatch are being amortized over 25 and 20 years respectively. The trademark and masthead associated with the acquisition of The Herald-Dispatch are non-amortizing assets. The weighted average remaining life of the Company's amortizable intangible assets was approximately 16 years. Estimated amortization expense for each of the following years is:

2013	$ 287,261
2014	275,970
2015	269,761
2016	269,761
2017	269,761
Thereafter	3,112,780
	$ 4,485,294

The changes in the carrying amounts of goodwill, trademark and masthead and other amortizing intangibles for the years ended October 31, 2012 and 2011 were:

GOODWILL

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2010				
Goodwill	$ 2,226,837	$ 1,230,485	$ 35,437,456	$ 38,894,778
Accumulated impairment losses	—	—	(23,562,495)	(23,562,495)
	2,226,837	1,230,485	11,874,961	15,332,283
Goodwill acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	(2,364,028)	(2,364,028)
Balance as of October 31, 2011				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(25,926,523)	(25,926,523)
	2,226,837	1,230,485	9,510,933	12,968,255
Goodwill acquired Fiscal 2012	—	—	—	—
Impairment losses Fiscal 2012	—	—	(9,510,933)	(9,510,933)
Balance as of October 31, 2012				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(35,437,456)	(35,437,456)
	$ 2,226,837	$ 1,230,485	$ —	$ 3,457,322

TRADEMARK AND MASTHEAD

	Printing	Office Products and Furniture	Newspaper	Total
Balance at October 31, 2010				
Trademark and masthead	$ —	$ —	$ 18,515,316	$ 18,515,316
Accumulated impairment losses	—	—	(8,513,504)	(8,513,504)
	—	—	10,001,812	10,001,812
Trademark and masthead acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	(6,352,840)	(6,352,840)
Balance as of October 31, 2011				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(14,866,344)	(14,866,344)
	—	—	3,648,972	3,648,972
Trademark and masthead acquired Fiscal 2012	—	—	—	—
Impairment losses Fiscal 2012	—	—	(1,557,950)	(1,557,950)
Balance at October 31, 2012				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(16,424,294)	(16,424,294)
	$ —	$ —	$ 2,091,022	$ 2,091,022

AMORTIZING INTANGIBLE ASSETS (NET OF AMORTIZATION EXPENSE)

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2010				
Amortizing intangible assets (net of amortization expense)	$ 673,979	$ 1,188,608	$ 12,384,258	$ 14,246,845
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	673,979	1,188,608	3,332,774	5,195,361
Amortizing intangible assets acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	—	—
Amortization expense	109,281	160,362	147,666	417,309
Balance as of October 31, 2011				
Amortizing intangible assets (net of amortization expense)	564,698	1,028,246	12,236,592	13,829,536
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	564,698	1,028,246	3,185,108	4,778,052
Amortizing intangible assets acquired Fiscal 2012	—	—	—	—
Impairment losses Fiscal 2012	—	—	—	—
Amortization expense	63,977	81,119	147,662	292,758
Balance at October 31, 2012				
Amortizing intangible assets (net of amortization expense)	500,721	947,127	12,088,930	13,536,778
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	$ 500,721	$ 947,127	$ 3,037,446	$ 4,485,294

A summary of impairment charges is included in the table below:

	2012	2011	2010
Goodwill	$ 9,510,933	$ 2,364,028	$ —
Other intangibles	—	—	—
Trademark & masthead	1,557,950	6,352,840	—
	$ 11,068,883	$ 8,716,868	$ —

12. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On July 2, 2012, the Company's wholly owned subsidiary Interform Corporation sold substantially all of the assets of its Consolidated Graphic Communications ("CGC") business headquartered in Bridgeville, Pennsylvania to Safeguard Acquisition, Inc. ("Safeguard") pursuant to an asset purchase agreement ("APA"). The Company received $3,100,000 in cash at closing and an additional $650,000 in the fourth quarter of 2012 comprising a settlement of both the working capital calculations and contractual hold back pursuant to the terms of the Asset Purchase Agreement. The Company had recorded a gain on the sale of such assets in the amount of $1.6 million reflecting the $3,750,000 in cash proceeds for 2012 as a component of discontinued operations.

The Interform subsidiary and the CGC operating division have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of CGC are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

As part of the Company's revised restructuring plan submitted to the Company's secured lenders in July 2012 the Company determined that another division within the printing segment met the criteria of an asset held for sale at July 31, 2012 (Donihe). Therefore, in accordance with applicable accounting guidance the Company has determined the associated assets and liabilities of this division should be classified as assets and liabilities held for sale at October 31, 2012. The Company recorded an impairment charge in 2012 of approximately $337,000 as a result of the measurement requirements associated with this division. This division's results have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, these results are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

The Company has also identified certain long-lived assets that are being included as a component of assets held for sale for the Merten division ("Merten") which is currently expected to retain a sales presence in Cincinnati, Ohio at Merten. As part of the Company's revised restructuring plan submitted to the Company's secured lenders in July 2012 (Revised Restructuring Plan) the Company determined that certain printing segment assets met the criteria of an asset held for sale of Merten.

Therefore, in accordance with applicable accounting guidance the Company has determined certain long-lived assets of this division should be classified as assets held for sale at July 31, 2012 and October 31, 2012.

The Company recorded an impairment charge of approximately $309,000 as a result of the measurement requirements associated with assets classified as held for sale of the Merten division. The Merten results have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance since the Company currently intends to retain a sales presence in Cincinnati and is attempting to retain customers through a joint effort with its Chapman Printing-Lexington location, the operations of Merten would continue to be classified as continuing operations.

In December 2012, the Company completed the sale of substantially all of the property and equipment at Donihe and Merten for $1,050,000 million, net of commissions, and in December 2012, the Company completed the sale of Donihe real estate for $175,000.

The Company identified two Company owned facilities within the printing segment that the Company intends to sell as a result of the Company's Revised Restructuring Plan. These facilities are being carried at their carrying amount which the Company believes to currently be lower than the estimated fair value less cost to sell.

The Company is currently evaluating the sale or potential sale of either segments or divisions or operations within segments for each of the Company's three operating segments. Except as disclosed herein these evaluations have not met the applicable GAAP requirements for classification as assets held for sale at the balance sheet date of October 31, 2012 nor after the balance sheet but before the issuance of the Financial Statements.

The following is selected financial information included in net earnings (loss) from discontinued operations for two divisions classified within the printing segment and reflects interest on estimated debt required to be repaid as a result of these disposal transactions and excludes any general corporate overhead allocations. The interest expense allocated to discontinued operations for the year ended October 31, 2012, 2011, and 2010, was approximately $211,000, $270,000, and $272,000.

	Twelve Months Ended October 31,								
	2012			2011			2010		
	CGC	**Donihe**	**Total**	**CGC**	**Donihe**	**Total**	**CGC**	**Donihe**	**Total**
Net sales	**$ 10,464,516**	**$ 5,819,306**	**$16,283,822**	$ 17,758,633	$ 5,914,982	$ 23,673,615	$ 18,169,202	$ 5,369,177	$ 23,538,379
Earnings (loss) from discontinued operations	**$ 140,761**	**$ (563,621)**	**$ (422,860)**	$ 561,257	$ (126,888)	$ 434,369	$ 417,752	$ 84,770	$ 502,522
Income tax (expense) benefit	**(57,487)**	**188,024**	**130,537**	(231,239)	47,152	(184,087)	(173,033)	(38,274)	(211,307)
Gain on sale of discontinued operations	**1,567,231**	**—**	**1,567,231**	—	—	—	—	—	—
Income tax (expense) on sale	**(640,057)**	**—**	**(640,057)**	—	—	—	—	—	—
Net earnings (loss) from discontinued operations	**$ 1,010,448**	**$ (375,597)**	**$ 634,851**	$ 330,018	$ (79,736)	$ 250,282	$ 244,719	$ 46,496	$ 291,215

The major classes of assets and liabilities held for sale and of discontinued operations included in the Consolidated Balance Sheets are as follows (see Note 3 for discussion of debt allocated to liabilities held for sale/discontinued operations):

	Held for sale	Discontinued Operations	Total	Held for sale	Discontinued Operations	Total
		October 31, 2012			October 31, 2011	
Assets:						
Accounts Receivable	$ —	$ 777,740	$ 777,740	$ —	$ 3,285,899	$ 3,285,899
Inventories	—	283,467	283,467	—	1,476,792	1,476,792
Other current assets	—	—	—	—	13,542	13,542
Property and equipment, net	1,219,073	425,000	1,644,073	—	—	—
Total current assets	1,219,073	1,486,207	2,705,280	—	4,776,233	4,776,233
Property and equipment, net	—	—	—	1,741,725	840,159	2,581,884
Other assets	—	—	—	—	3,752	3,752
Total noncurrent assets	—	—	—	1,741,725	843,911	2,585,636
Total assets held for sale/ discontinued operations	$ 1,219,073	$ 1,486,207	$ 2,705,280	$ 1,741,725	$ 5,620,144	$ 7,361,869
Liabilities:						
Accounts payable	$ —	$ 278,266	$ 278,266	$ —	$ 890,889	$ 890,889
Deferred revenue	—	4,726	4,726	—	—	—
Accrued payroll and commissions	—	55,310	55,310	—	345,435	345,435
Taxes accrued and withheld	—	138,148	138,148	—	165,698	165,698
Accrued expenses	—	43,103	43,103	—	35,853	35,853
Debt (see Note 3)	1,219,073	966,654	2,185,727	1,218,500	4,716,654	5,935,154
Total current liabilities	1,219,073	1,486,207	2,705,280	1,218,500	6,154,529	7,373,029
Total noncurrent liabilities	—	—	—	—	—	—
Total liabilities held for sale/ discontinued operations	$ 1,219,073	$ 1,486,207	$ 2,705,280	$ 1,218,500	$ 6,154,529	$ 7,373,029

13. SHAREHOLDERS RIGHTS AGREEMENT AND WARRANTS TO PURCHASE SHARES OF CLASS B COMMON STOCK

In accordance with the provisions of the Restated Credit Agreement, the Company issued $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement for the benefit of the Lenders. The Company has various milestone dates, which may reduce the number of warrants outstanding upon satisfaction of certain conditions. The Company is working with its outside advisors regarding these items but is unable to predict the outcomes or likelihood of success regarding the achievement of such milestones. The warrants expire after October 19, 2017.

The warrants were deemed to be freestanding financial instruments and indexed to the Company's stock and as such have been classified as shareholder's equity. The Company determined this treatment after assessment of the facts and circumstances of the relevant warrant related documents and disregarded any non-substantive or minimal features. The debt discount will be amortized over the life of the Restated Credit Agreement using the interest method. The Company valued the allocation of the warrants using a market approach based on warrant pricing empirical data, and a Black-Scholes analysis with assistance from a third party valuation expert.

The Warrants entitle the Holders thereof to purchase that number of shares of Company Class B Common Stock equal to thirty percent (30%) of the then issued and outstanding Common Stock of the Company, on a fully diluted, post-exercise basis. Based on the 11,299,528 shares of Company Common Stock currently issued and outstanding, exercise in full of the Warrants would result in the Company's issuance of an additional 4,842,654 shares to the Warrant Holders. In the event a greater number of issued and outstanding common shares exist at the time of option exercise, a greater number of options of shares of Class B Common Stock would be issuable.

The exercise price is $0.001 per share of Class B Common Stock.

The Warrants expire on October 19, 2017.

The Warrants may be exercised for all shares of Class B Common Stock which may then be purchased thereunder, and for any part of the shares which may be purchased thereunder on not more than two occasions. On October 19, 2012, the Company's Board of Directors approved the increase in authorized shares and the addition of Class B common stock. The Company's CEO controlled approximately 53.7% of the common stock and agreed on October 19, 2012 to vote in favor of this action. Therefore, the Class B shares are reflected as authorized in the October 31, 2012 Financial Statements.

At a meeting held December 7, 2012, shareholders approved the issuance of the warrants and amendments to the Company's articles of incorporation increasing the number of authorized shares of common stock and creating the Class B common stock.

The Company has agreed with the Warrant Holders that it shall at all times prior to the Warrant expiration date reserve a sufficient number of shares of its Class B Common Stock to provide for the exercise of the Warrants.

In the event of any consolidation or merger of the Company with another entity, or the sale of substantially all the Company's assets to another entity that as a condition of such transaction, the Warrant Holders shall have the right to receive upon the basis and terms of the Warrant and in lieu of shares of Class B Common Stock purchasable thereunder such shares of stock, securities or assets as may by virtue of such transaction be issuable or payable with respect to an equivalent number of shares of Class B Common Stock purchasable under the Warrant had such transaction not taken place. If the securities to be received in such transaction are not traded on a national securities exchange the Holder of the Warrant may elect in lieu of such securities to receive cash equal to the fair market value of such securities.

The Lenders have granted the Company rights to call and redeem the Warrants and any shares of Class B Common Stock issued thereunder, at a price of $0.001 per share, at various dates ending on June 30, 2013, if the Company attains various financial goals. The Company is unable to predict the likelihood of attaining any of these goals, and shareholders should not assume any such goals will be met.

The call options are as follows:

(A) The right to purchase all but not less than all the Warrants prior to June 30, 2013 upon payment in full and in cash the Term B Loans defined in the Amended Credit Agreement and all outstanding, accrued and unpaid interest and any deferred fee applicable to such loans, plus an amount equal to five percent (5%) of the foregoing;

(B) On or prior to June 30, 2013, the right to purchase all but not less than all of the Warrants upon payment in full and in cash of (a) net proceeds from the sale of a designated transaction at a certain net sales price on or before March 31, 2013 and (b) all outstanding obligations owed under the Amended Credit Agreement on or before June 30, 2013;

(C) The option to purchase fifty percent (50%) but not less than fifty percent (50%) of then outstanding Warrants on March 31, 2013 and the payment in full and in cash on or before March 31, 2013 of all net cash proceeds from the sale of the designated transaction in an agreed upon amount;

(D) The right to purchase all but not less than all the outstanding Warrants on or prior to April 30, 2013 upon payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement;

(E) The right to purchase seventy five percent (75%) but not less than seventy five percent (75%) of the then outstanding Warrants on April 30, 2013 and prior to May 31, 2013 upon payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement; and

(F) The right to purchase fifty percent (50%) but not less than fifty percent (50%) of the then outstanding Warrants on May 31, 2013 and prior to June 30, 2013 upon the payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement.

The Company will be required to file a Form S-1 Registration Statement with the United States Securities and Exchange Commission registering Company Common Stock attributable to the Warrants if at any time it receives a request to do so from Holders of twenty five percent (25%) of such securities then outstanding with respect to at least forty percent (40%) of such securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $5,000,000).

The Company will be required to file a Form S-3 Registration Statement, if it is eligible to use such form, upon request of Holders of at least ten percent (10%) of the Common Stock attributable to the Warrants with respect to such Common Stock having an anticipated offering price, net of selling expenses, of at least $1,000,000.

The Company has the right, exercisable no more than once in any twelve (12) month period, to decline such demand registration if the Company's Board of Directors determines, in its good faith judgment, that it would be materially detrimental to the Company and its shareholders for such registration statement to become effective, it would materially interfere with a significant corporate transaction, require premature disclosure of material information that the Company has a bona fide business purpose for preserving its confidential or render the Company unable to comply with SEC requirements.

In the event that Marshall T. Reynolds, beneficial owner of fifty-three and seven-tenths percent (53.7%) of currently issued and outstanding Company Common Stock proposes to transfer, sell or otherwise dispose of any of his Company Common Stock which represents in the aggregate five percent (5%) or more of the then outstanding Company Common Stock, the Holders shall have the right to require the proposed purchaser to purchase from them (i) all shares owned by them if the proposed transfer by Mr. Reynolds to the proposed purchaser is for one hundred percent (100%) of the shares held by him, or (ii) up to the number of whole shares owned by the Holders equal to the sum of (a) the number derived by multiplying the total number of shares Mr. Reynolds proposes to transfer by a fraction the numerator of which is the total number of shares owned by the Holders and the denominator of which is the total number of shares of the Company then outstanding and any additional shares that the Holders shall be entitled to have purchased.

On and after April 19, 2017, each Warrant Holder, whether holding Warrants and/or shares of any Company Common Stock received as a result of the exercise of any Warrant, shall have the option to require the Company to purchase all, but not less than all of the Warrants and such Common Stock for a purchase price equal to $0.001 per share.

14. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND INTANGIBLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units, as required, by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

FINANCIAL INSTRUMENTS

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counter Parties to the Company's interest rate swap agreements are major financial institutions. In accordance with applicable accounting guidance, the Company recognizes interest rate swap agreements on the Balance Sheet at fair value. The Company's interest rate swap agreement expired on October 29, 2010.

DEFERRED TAX ASSETS:

The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation with our secured lenders. Therefore, the amount of deferred tax asset considered realizable could be adjusted in future periods based on a multitude of factors, including but not limited to a refinancing of the Company's existing credit agreement with its secured lenders, and such adjustments may be material to the Consolidated Financial Statements.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At September 28, 2007, the Company was party to an interest rate swap agreement which terminated on October 29, 2010. The swap agreement is with a major financial institution and aggregates an initial $25 million in notional principal amount $19.8 million of outstanding notional principal at October 29, 2010. This swap agreement effectively converted $25 million of variable interest rate debt to fixed rate debt. The swap agreement requires the Company to make fixed interest payments based on an average effective rate of 4.78% and receive variable interest payments from its counterparties based on one-month LIBOR (actual rate of 0.25% at October 31, 2010). In fiscal 2010 and 2009, the Company recorded a net change in the fair value of the fixed interest rate swap agreement in the amount of $407,289 and $(19,823), net of income tax as other comprehensive income (loss). In 2009 ineffectiveness resulting in a $0.6 million loss, was charged to other expense on the Consolidated Statements of Operations. This loss resulted from the termination of LIBOR borrowing eligibility by the Administrative Agent under the Company's Credit Agreement. In 2010, the Company recorded $0.3 million, or $0.2 million net of tax as other income in the first quarter of 2010 prior to the Administrative Agent reinstating the LIBOR borrowing option in the second quarter of 2010. The interest rate swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010 $0.7 million, or $0.4 million net of tax was reclassified into earnings. The net additional interest payments made or received under this swap agreement are recognized in interest expense.

16. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share (EPS) were computed as follows:

	(Loss) Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2012			
Continuing operations	$ (23,547,824)	11,300,000	$ (2.09)
Discontinued operations	634,851	11,300,000	0.06
Net loss	(22,912,973)		
Basic loss per share			
Loss available to common shareholders, total	(22,912,973)	11,300,000	(2.03)
Effect of dilutive securities stock options			
Diluted loss per share			
Loss available to common shareholders and assumed conversions	$ (22,912,973)	11,300,000	$ (2.03)
Year Ended October 31, 2011			
Continuing operations	$ (4,226,325)	10,362,000	$ (0.41)
Discontinued operations	250,282	10,362,000	0.03
Net loss	(3,976,043)		
Basic loss per share			
Loss available to common shareholders	(3,976,043)	10,362,000	(0.38)
Effect of dilutive securities stock options, total			
Diluted loss per share			
Loss available to common shareholders and assumed conversions	$ (3,976,043)	10,362,000	$ (0.38)
Year Ended October 31, 2010			
Continuing operations	$ 196,919	9,988,000	$ 0.02
Discontinued operations	291,215	9,988,000	0.03
Net income	488,134		
Basic income			
Income available to common shareholders, total	488,134	9,988,000	0.05
Effect of dilutive securities stock options			
Diluted income per share			
Income available to common shareholders and assumed conversions	$ 488,134	9,988,000	$ 0.05

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2012 and 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2012	**$ 26,526,000**	**$ 27,294,000**	**$ 26,340,000**	**$ 24,254,000**
2011	$ 25,942,000	$ 25,065,000	$ 25,597,000	$ 27,908,000
Gross profit				
2012	**$ 8,075,000**	**$ 8,210,000**	**$ 6,948,000**	**$ 7,709,000**
2011	$ 7,134,000	$ 7,531,000	$ 6,978,000	$ 9,557,000
Net (loss) income				
From continuing operations				
2012	**$ (45,000)**	**$ (21,004,000)**	**$ (1,071,000)**	**$ (1,428,000)**
2011	$ 7,000	$ 437,000	$ 783,000	$ (5,453,000)
From discontinued operations				
2012	**$ (41,000)**	**$ (13,000)**	**$ 478,000**	**$ 211,000**
2011	$ 66,000	$ 56,000	$ 93,000	$ 35,000
Total operations				
2012	**$ (86,000)**	**$ (21,017,000)**	**$ (593,000)**	**$ (1,217,000)**
2011	$ 73,000	$ 493,000	$ 876,000	$ (5,418,000)
Earnings (loss) per share				
Basic				
From continuing operations				
2012	**$ (0.01)**	**$ (1.86)**	**$ (0.09)**	**$ (0.13)**
2011	$ —	$ 0.04	$ 0.08	$ (0.48)
From discontinued operations				
2012	**$ —**	**$ —**	**$ 0.04**	**$ 0.02**
2011	$ 0.01	$ 0.01	$ 0.01	$ —
Total operations				
2012	**$ (0.01)**	**$ (1.86)**	**$ (0.05)**	**$ (0.11)**
2011	$ 0.01	$ 0.05	$ 0.09	$ (0.48)
Diluted				
From continuing operations				
2012	**$ (0.01)**	**$ (1.86)**	**$ (0.09)**	**$ (0.13)**
2011	$ —	$ 0.04	$ 0.08	$ (0.48)
From discontinued operations				
2012	**$ —**	**$ —**	**$ 0.04**	**$ 0.02**
2011	$ 0.01	$ 0.01	$ 0.01	$ —
Total operations				
2012	**$ (0.01)**	**$ (1.86)**	**$ (0.05)**	**$ (0.11)**
2011	$ 0.01	$ 0.05	$ 0.09	$ (0.48)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Weighted average shares outstanding				
Basic				
2012	**11,300,000**	**11,300,000**	**11,300,000**	**11,300,000**
2011	9,988,000	9,988,000	10,173,000	11,300,000
Diluted				
2012	**11,300,000**	**11,300,000**	**11,300,000**	**11,300,000**
2011	9,988,000	9,988,000	10,173,000	11,300,000

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P.O. Box 2968 | Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue | Huntington, WV 25703 | **phone** 304.528.2700 | **fax** 304.528.2765

NOTICE TO SHAREHOLDERS
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2012, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING
The annual meeting of shareholders will be held at 1:00 PM on Monday, March 18, 2013, at the Pullman Plaza Hotel, 1001 Third Avenue, Huntington, WV.

REQUEST FOR INFORMATION
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

phone 877.830.4936
fax 215.553.5402
e-mail shareholder@broadridge.com

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LAYOUT AND DESIGN
Bulldog Creative Services, Huntington, West Virginia



CHAMPION INDUSTRIES, INC.
P.O. Box 2968
Huntington, WV 25728-2968
phone 304.528.2700

www.champion-industries.com


UNITED STATES
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to_______

Commission file number 1-32599

WILLIAMS PARTNERS L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-2485124**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
One Williams Center, Tulsa, Oklahoma	**74172-0172**
(Address of Principal Executive Offices)	*(Zip Code)*

918-573-2000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Units	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common units held by non-affiliates based on the closing sale price of such units as reported on the New York Stock Exchange, as of the last business day of the registrant's most recently completed second quarter was approximately $3,968,507,019. This figure excludes common units beneficially owned by the directors and executive officers of Williams Partners GP LLC, our general partner.

The registrant had 305,008,540 common units outstanding as of February 23, 2012.

DOCUMENTS INCORPORATED BY REFERENCE
None

WILLIAMS PARTNERS L.P.

FORM 10-K

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
	Website Access to Reports and Other Information	3
	General	3
	Recent Events	3
	Business Segments	4
	Narrative Description of Business	4
	Gas Pipeline	4
	Midstream Gas & Liquids	7
	Regulatory Matters	12
	Environmental Matters	14
	Competition	14
	Employees	15
	Financial Information about Geographic Areas	15
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	45
Item 2.	Properties	45
Item 3.	Legal Proceedings	45
Item 4.	Mine Safety Disclosures	45
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	46
Item 6.	Selected Financial Data	48
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	49
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	73
Item 8.	Financial Statements and Supplementary Data	75
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	114
Item 9A.	Controls and Procedures	114
Item 9B.	Other Information	114
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	115
Item 11.	Executive Compensation	122
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	127
Item 13.	Certain Relationships and Related Transactions, and Director Independence	130
Item 14.	Principal Accounting Fees and Services	135
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	136

DEFINITIONS

We use the following oil and gas measurements and industry terms in this report:

Barrel: One barrel of petroleum products equals 42 U.S. gallons.

Bcf: One billion cubic feet of natural gas.

Bcf/d: One billion cubic feet of natural gas per day.

British Thermal Units (Btu): When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Dekatherms (Dth): A unit of energy equal to one million Btus.

Mbbls/d: One thousand barrels per day.

Mdth/d: One thousand dekatherms per day.

MMBtu: One million Btus.

MMcf/d: One million cubic feet per day.

MMdth: One million dekatherms or approximately one trillion Btus.

MMdth/d: One million dekatherms per day.

TBtu: One trillion Btus.

Other definitions:

FERC: Federal Energy Regulatory Commission.

Fractionation: The process by which a mixed stream of natural gas liquids is separated into its constituent products, such as ethane, propane and butane.

LNG: Liquefied natural gas. Natural gas which has been liquefied at cryogenic temperatures.

NGLs: Natural gas liquids. Natural gas liquids result from natural gas processing and crude oil refining and are used as petrochemical feedstocks, heating fuels and gasoline additives, among other applications.

NGL margins: NGL revenues less Btu replacement cost, plant fuel, transportation and fractionation.

Partially Owned Entities: Entities in which we do not own a 100 percent ownership interest, including principally Discovery, Gulfstream, Laurel Mountain, Aux Sable, and Overland Pass Pipeline.

Pipeline Entities: Our regulated pipeline entities, including principally Northwest Pipeline, Transco, Gulfstream, Discovery, Overland Pass Pipeline, and Black Marlin Pipeline LLC.

Throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

PART I

Items 1. *Business*

Unless the context clearly indicates otherwise, references in this report to "we," "our," "us" or like terms refer to Williams Partners L.P. and its subsidiaries. Unless the context clearly indicates otherwise, references to "we," "our," and "us" include the operations of our Partially Owned Entities in which we own interests accounted for as equity investments that are not consolidated in our financial statements. When we refer to our Partially Owned Entities by name, we are referring exclusively to their businesses and operations.

WEBSITE ACCESS TO REPORTS AND OTHER INFORMATION

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents electronically with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (the Exchange Act). You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain such reports from the SEC's Internet website at www.sec.gov.

Our Internet website is www.williamslp.com. We make available free of charge through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charter of the Audit Committee of our general partner's Board of Directors are also available on our Internet website under the "Corporate Responsibility" tab. We will also provide, free of charge, a copy of any of our governance documents listed above upon written request to our general partner's Corporate Secretary at Williams Partners L.P., One Williams Center, Suite 4700, Tulsa, Oklahoma 74172.

GENERAL

We are a publicly traded Delaware limited partnership formed by The Williams Companies, Inc. (Williams) in 2005. We were formed to own, operate and acquire a diversified portfolio of complementary energy assets. We focus on natural gas transportation; gathering, treating, and processing; storage; NGL fractionation; and oil transportation. Williams owns an approximate 70 percent limited partnership interest in us and all of our 2 percent general partner interest.

Williams is an energy infrastructure company that trades on the New York Stock Exchange (NYSE) under the symbol "WMB."

Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172. Our telephone number is 918-573-2000.

RECENT EVENTS

In February 2012, we completed the acquisition of 100 percent of the ownership interests in certain entities from Delphi Midstream Partners, LLC for $325 million in cash, net of cash acquired in the transaction and subject to certain closing adjustments and approximately 7.5 million of our common units. These entities primarily own the Laser Gathering System, which is comprised of 33 miles of 16-inch natural gas pipeline and associated gathering facilities in the Marcellus Shale in Susquehanna County, Pennsylvania, as well as 10 miles of gathering lines in southern New York. This acquisition represents a strategic platform to enhance our expansion in the Marcellus Shale by providing our customers with both operational flow assurance and marketing flexibility. (See Results of Operations – Segments, Midstream Gas & Liquids.)

FINANCIAL INFORMATION ABOUT SEGMENTS

See Part II, Item 8 — Financial Statements and Supplementary Data.

BUSINESS SEGMENTS

Operations of our businesses are located in the United States. We manage our business and analyze our results of operations on a segment basis. Our operations are divided into two business segments:

- *Gas Pipeline* — this segment includes our interstate natural gas pipelines and pipeline joint venture investments.
- *Midstream Gas & Liquids* — this segment includes our natural gas gathering, treating and processing business and is comprised of several wholly owned and partially owned subsidiaries.

Detailed discussion of each of our business segments follows.

Gas Pipeline

We own and operate a combined total of approximately 13,700 miles of pipelines with a total annual throughput of approximately 3,000 TBtu of natural gas and peak-day delivery capacity of approximately 13 MMdth of natural gas. Gas Pipeline consists primarily of Transcontinental Gas Pipe Line Company, LLC (Transco) and Northwest Pipeline GP (Northwest Pipeline). Gas Pipeline also holds interests in joint venture interstate and intrastate natural gas pipeline systems including a 49 percent interest in Gulfstream Natural Gas System, L.L.C. (Gulfstream).

Transco

Transco is an interstate natural gas transmission company that owns and operates a 9,800-mile natural gas pipeline system extending from Texas, Louisiana, Mississippi and the offshore Gulf of Mexico through Alabama, Georgia, South Carolina, North Carolina, Virginia, Maryland, Pennsylvania and New Jersey to the New York City metropolitan area. The system serves customers in Texas and 11 southeast and Atlantic seaboard states, including major metropolitan areas in Georgia, North Carolina, Washington, D.C., New York, New Jersey and Pennsylvania.

Pipeline system and customers

At December 31, 2011, Transco's system had a mainline delivery capacity of approximately 5.6 MMdth of natural gas per day from its production areas to its primary markets, including delivery capacity from the mainline to locations on its Mobile Bay Lateral. Using its Leidy Line along with market-area storage and transportation capacity, Transco can deliver an additional 4.0 MMdth of natural gas per day for a system-wide delivery capacity total of approximately 9.6 MMdth of natural gas per day. Transco's system includes 45 compressor stations, four underground storage fields, and an LNG storage facility. Compression facilities at sea level-rated capacity total approximately 1.5 million horsepower.

Transco's major natural gas transportation customers are public utilities and municipalities that provide service to residential, commercial, industrial and electric generation end users. Shippers on Transco's system include public utilities, municipalities, intrastate pipelines, direct industrial users, electrical generators, gas marketers and producers. Transco's firm transportation agreements are generally long-term agreements with various expiration dates and account for the major portion of Transco's business. Additionally, Transco offers storage services and interruptible transportation services under short-term agreements.

Transco has natural gas storage capacity in four underground storage fields located on or near its pipeline system or market areas and operates two of these storage fields. Transco also has storage capacity in an LNG storage facility that we own and operate. The total usable gas storage capacity available to Transco and its customers in such underground storage fields and LNG storage facility and through storage service contracts is approximately 200 Bcf of natural gas. At December 31, 2011, our customers had stored in our facilities approximately 164 Bcf of natural gas. In addition, wholly owned subsidiaries of Transco operate and hold a 35 percent ownership interest in Pine Needle LNG Company, LLC, an LNG storage facility with 4 Bcf of storage capacity. Storage capacity permits Transco's customers to inject gas into storage during the summer and off-peak periods for delivery during peak winter demand periods.

Transco expansion projects

The pipeline projects listed below were completed during 2011 or are future significant pipeline projects for which Transco has customer commitments.

Mobile Bay South II

The Mobile Bay South II Expansion Project involved the addition of compression at Transco's Station 85 in Choctaw County, Alabama, and modifications to existing facilities at Transco's Station 83 in Mobile County, Alabama, to allow Transco to provide additional firm transportation service southbound on the Mobile Bay line from Station 85 to various delivery points. The project was placed into service in May 2011 and provides incremental firm capacity of 380 Mdth/d.

85 North

The 85 North Expansion Project involved an expansion of Transco's existing natural gas transmission system from Station 85 in Choctaw County, Alabama, to various delivery points as far north as North Carolina. The first phase was placed into service in July 2010 and provides incremental firm capacity of 90 Mdth/d, and the second phase was placed into service in May 2011 and provides incremental firm capacity of 219 Mdth/d.

Mid-South

The Mid-South Expansion Project involves an expansion of Transco's mainline from Station 85 in Choctaw County, Alabama, to markets as far downstream as North Carolina. In August 2011, Transco received approval from the FERC. The capital cost of the project is estimated to be approximately $217 million. Transco plans to place the project into service in phases in September 2012 and June 2013, and it is expected to increase capacity by 225 Mdth/d.

Mid-Atlantic Connector

The Mid-Atlantic Connector Project involves an expansion of Transco's mainline from an existing interconnection in North Carolina to markets as far downstream as Maryland. In July 2011, Transco received approval from the FERC. The capital cost of the project is estimated to be approximately $55 million. Transco plans to place the project into service in November 2012, and it is expected to increase capacity by 142 Mdth/d.

Northeast Supply Link

In December 2011, Transco filed an application with the FERC to expand its existing natural gas transmission system from the Marcellus Shale production region on the Leidy Line to various delivery points in New York and New Jersey. The capital cost of the project is estimated to be approximately $341 million. Transco plans to place the project into service in November 2013, and it is expected to increase capacity by 250 Mdth/d.

Rockaway Delivery Lateral

The Rockaway Delivery Lateral Project involves the construction of a three-mile offshore lateral to a distribution system in New York. Transco anticipates filing an application with the FERC in 2012. The capital cost of the project is estimated to be approximately $182 million. Transco plans to place the project into service as early as April 2014, and its capacity is expected to be 647 Mdth/d.

Northeast Connector

The Northeast Connector Project involves expansion of Transco's existing natural gas transmission system from southeastern Pennsylvania to the proposed Rockaway Delivery Lateral. Transco anticipates filing an application with the FERC in 2012. The capital cost of the project is estimated to be approximately $39 million.

Transco plans to place the project into service as early as April 2014, and it is expected to increase capacity by 100 Mdth/d.

Northwest Pipeline

Northwest Pipeline is an interstate natural gas transmission company that owns and operates a natural gas pipeline system extending from the San Juan basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon, and Washington to a point on the Canadian border near Sumas, Washington. Northwest Pipeline provides services for markets in California, Arizona, New Mexico, Colorado, Utah, Nevada, Wyoming, Idaho, Oregon, and Washington directly or indirectly through interconnections with other pipelines.

Pipeline system and customers

At December 31, 2011, Northwest Pipeline's system, having long-term firm transportation agreements including peaking service of approximately 3.8 MMdth/d, was composed of approximately 3,900 miles of mainline and lateral transmission pipelines and 41 transmission compressor stations having a combined sea level-rated capacity of approximately 477,000 horsepower.

Northwest Pipeline transports and stores natural gas for a broad mix of customers, including local natural gas distribution companies, municipal utilities, direct industrial users, electric power generators and natural gas marketers and producers. Northwest Pipeline's firm transportation and storage contracts are generally long-term contracts with various expiration dates and account for the major portion of Northwest Pipeline's business. Additionally, Northwest Pipeline offers interruptible and short-term firm transportation service.

Northwest Pipeline owns a one-third interest in the Jackson Prairie underground storage facility in Washington and contracts with a third party for storage service in the Clay basin underground field in Utah. Northwest Pipeline also owns and operates an LNG storage facility in Washington. These storage facilities have an aggregate working gas storage capacity of 13 Bcf of natural gas, which is substantially utilized for third-party natural gas, and firm delivery capability of approximately 700 MMcf/d enable Northwest Pipeline to provide storage services to its customers and to balance daily receipts and deliveries.

Northwest Pipeline expansion project

North and South Seattle Lateral Delivery Expansions

Northwest Pipeline has executed agreements with a customer to expand the North and South Seattle laterals and provide additional lateral capacity of approximately 84 Mdth/d and 74 Mdth/d, respectively. Northwest Pipeline estimates the expansion of the two laterals to cost between $28 million and $30 million. North Seattle is currently targeted for service in fall 2012 and South Seattle is currently targeted for service in fall 2013.

Gulfstream

Gulfstream is a natural gas pipeline system extending from the Mobile Bay area in Alabama to markets in Florida. We own, through a subsidiary, a 49 percent interest in Gulfstream while Williams owns a 1 percent interest through a subsidiary. Spectra Energy Corporation, through its subsidiary, and Spectra Energy Partners, LP, owns the other 50 percent interest. We share operating responsibilities for Gulfstream with Spectra Energy Corporation.

Gulfstream Phase V

The Gulfstream Phase V expansion involved the addition of compression to provide 35 Mdth/d of incremental firm transportation capacity. The expansion was placed in service in April 2011.

Midstream Gas & Liquids

Our Midstream Gas & Liquids segment (Midstream), one of the nation's largest natural gas gatherers and processors, has primary service areas concentrated in major producing basins in Colorado, New Mexico, Wyoming, the Gulf of Mexico and Pennsylvania. The primary businesses are: (1) natural gas gathering, treating, and processing; (2) NGL fractionation, storage, and transportation; and (3) oil transportation. These fall within the middle of the process of taking raw natural gas and crude oil from the producing fields to the consumer.

Key variables for our business will continue to be:

- Retaining and attracting customers by continuing to provide reliable services;
- Revenue growth associated with additional infrastructure either completed or currently under construction;
- Disciplined growth in our core service areas and new step-out areas;
- Prices impacting our commodity-based activities.

Gathering, processing and treating

Our gathering systems receive natural gas from producers' oil and natural gas wells and gather these volumes to gas processing, treating or redelivery facilities. Typically, natural gas, in its raw form, is not acceptable for transportation in major interstate natural gas pipelines or for commercial use as a fuel. Our treating facilities remove water vapor, carbon dioxide and other contaminants and collect condensate, but do not extract NGLs. We are generally paid a fee based on the volume of natural gas gathered and/or treated, generally measured in the BTU heating value.

In addition, natural gas contains various amounts of NGLs, which generally have a higher value when separated from the natural gas stream. Our processing plants extract the NGLs in addition to removing water vapor, carbon dioxide and other contaminants. NGL products include:

- Ethane, primarily used in the petrochemical industry as a feedstock for ethylene production, one of the basic building blocks for plastics;
- Propane, used for heating, fuel and as a petrochemical feedstock in the production of ethylene and propylene, another building block for petrochemical-based products such as carpets, packing materials and molded plastic parts;
- Normal butane, iso-butane and natural gasoline, primarily used by the refining industry as blending stocks for motor gasoline or as a petrochemical feedstock.

Our gas processing services generate revenues primarily from the following three types of contracts:

- Fee-based: We are paid a fee based on the volume of natural gas processed, generally measured in the BTU heating value. Our customers are entitled to the NGLs produced in connection with this type of processing agreement. For the year ended December 31, 2011, 59 percent of the NGL production volumes were under fee-based contracts.
- Keep-whole: Under keep-whole contracts, we (1) process natural gas produced by customers, (2) retain some or all of the extracted NGLs as compensation for our services, (3) replace the BTU content of the retained NGLs that were extracted during processing with natural gas purchases, also known as shrink replacement gas and (4) deliver an equivalent BTU content of natural gas for customers at the plant outlet. NGLs we retain in connection with this type of processing agreement are referred to as our equity NGL production. Under these agreements, we have commodity exposure to the difference between NGL prices and natural gas prices. For the year ended December 31, 2011, 38 percent of the NGL production volumes were under keep-whole contracts.

- Percent-of-Liquids: Under percent-of-liquids processing contracts, we (1) process natural gas produced by customers, (2) deliver to customers an agreed-upon percentage of the extracted NGLs, (3) retain a portion of the extracted NGLs as compensation for our services, and (4) deliver natural gas to customers at the plant outlet. Under this type of contract, we are not required to replace the BTU content of the retained NGLs that were extracted during processing, and are therefore only exposed to NGL price movements. NGLs we retain in connection with this type of processing agreement are also referred to as our equity NGL production. For the year ended December 31, 2011, 3 percent of the NGL production volumes were under percent-of-liquids contracts.

Our gathering and processing agreements have terms ranging from month-to-month to the life of the producing lease. Generally, our gathering and processing agreements are long-term agreements.

Demand for gas gathering and processing services is dependent on producers' drilling activities, which is impacted by the strength of the economy, natural gas prices, and the resulting demand for natural gas by manufacturing and industrial companies and consumers. Our gas gathering and processing customers are generally natural gas producers who have proved and/or producing natural gas fields in the areas surrounding our infrastructure. During 2011, our facilities gathered and processed gas for approximately 210 customers. Our top 5 gathering and processing customers accounted for approximately 50 percent of our gathering and processing revenue.

Demand for our equity NGLs is affected by economic conditions and the resulting demand from industries using these commodities to produce petrochemical-based products such as plastics, carpets, packing materials and blending stocks for motor gasoline and the demand from consumers using these commodities for heating and fuel. NGL products are currently the preferred feedstock for ethylene and propylene production, which has been shifting away from the more expensive crude-based feedstocks.

Geographically, our Midstream natural gas assets are positioned to maximize commercial and operational synergies with Williams' and our other assets. For example, most of our offshore gathering and processing assets attach, and process or condition natural gas supplies delivered, to the Transco pipeline. Our San Juan basin, southwest Wyoming and Piceance systems are capable of delivering residue gas volumes into Northwest Pipeline's interstate system in addition to third-party interstate systems. Our gathering system in Pennsylvania delivers residue gas volumes into Transco's pipeline in addition to third-party interstate systems.

We own and operate gas gathering, processing and treating assets within the states of Wyoming, Colorado, New Mexico and in Pennsylvania. We also own and operate gas gathering and processing assets and pipelines primarily within the onshore, offshore shelf, and deepwater areas in and around the Gulf Coast states of Texas, Louisiana, Mississippi, and Alabama.

The following table summarizes our significant operated natural gas gathering assets as of December 31, 2011:

	Natural Gas Gathering Assets				
	Location	**Pipeline Miles**	**Inlet Capacity (Bcf/d)**	**Ownership Interest**	**Supply Basins**
Onshore					
Rocky Mountain	Wyoming	3,587	1.1	100%	Wamsutter & SW Wyoming
Four Corners	Colorado & New Mexico	3,823	1.8	100%	San Juan
Piceance	Colorado	328	1.4	100%	Piceance
NE Pennsylvania (2)	Pennsylvania	75	0.7	100%	Appalachian
Laurel Mountain (1)	Pennsylvania	1,386	0.2	51%	Appalachian
Gulf Coast					
Canyon Chief & Blind Faith	Deepwater Gulf of Mexico	139	0.4	100%	Eastern Gulf of Mexico
Seahawk	Deepwater Gulf of Mexico	115	0.4	100%	Western Gulf of Mexico
Perdido Norte	Deepwater Gulf of Mexico	105	0.3	100%	Western Gulf of Mexico
Offshore shelf & other	Gulf of Mexico	46	0.2	100%	Eastern Gulf of Mexico
Offshore shelf & other	Gulf of Mexico	245	0.9	100%	Western Gulf of Mexico
Discovery (1)	Gulf of Mexico	319	0.6	60%	Central Gulf of Mexico

(1) Statistics reflect 100 percent of the assets from the equity method investments that we operate; however, our financial statements report equity method income from these investments based on our equity ownership percentage.

(2) In the first quarter of 2012, our Springville gathering pipeline was put into service, initially providing an optional takeaway for 0.3 Bcf/d of gas gathered on our system in northeast Pennsylvania. Also in the first quarter of 2012, 0.3 Bcf/d of capacity was added from the Laser gathering system acquisition.

In addition we own and operate several natural gas treating facilities in New Mexico, Colorado, Texas, and Louisiana which bring natural gas to specifications allowable by major interstate pipelines. At our Milagro treating facility, we also use gas-driven turbines to produce approximately 60 mega-watts per day of electricity which we primarily sell into the local electrical grid.

The following table summarizes our significant operated natural gas processing facilities as of December 31, 2011:

	Natural Gas Processing Facilities				
	Location	Inlet Capacity (Bcf/d)	NGL Production Capacity (Mbbls/d)	Ownership Interest	Supply Basins
Onshore					
Opal	Opal, WY	1.5	67	100%	SW Wyoming
Echo Springs	Echo Springs, WY	0.7	58	100%	Wamsutter
Ignacio	Ignacio, CO	0.5	23	100%	San Juan
Kutz	Bloomfield, NM	0.2	12	100%	San Juan
Lybrook (2)	Lybrook, NM	0.1	6	100%	San Juan
Willow Creek	Rio Blanco County, CO	0.5	30	100%	Piceance
Parachute	Garfield County, CO	1.4	7	100%	Piceance
Gulf Coast					
Markham	Markham, TX	0.5	45	100%	Western Gulf of Mexico
Mobile Bay	Coden, AL	0.7	30	100%	Eastern Gulf of Mexico
Discovery (1)	Larose, LA	0.6	32	60%	Central Gulf of Mexico

(1) Statistics reflect 100 percent of the assets from the equity method investments that we operate; however, our financial statements report equity method income from these investments based on our equity ownership percentage.

(2) Our Lybrook plant has been idled as of January 2012. Gas previously processed at Lybrook has been redirected to our Ignacio plant.

Crude oil transportation and production handling assets

In addition to our natural gas assets, we own and operate four deepwater crude oil pipelines and own production platforms serving the deepwater in the Gulf of Mexico. Our crude oil transportation revenues are typically volumetric-based fee arrangements. However, a portion of our marketing revenues are recognized from purchase and sale arrangements whereby the oil that we transport is purchased and sold as a function of the same index-based price. Our offshore floating production platforms provide centralized services to deepwater producers such as compression, separation, production handling, water removal and pipeline landings. Revenue sources have historically included a combination of fixed-fee, volumetric-based fee and cost reimbursement arrangements. Fixed fees associated with the resident production at our Devils Tower facility are recognized on a units-of-production basis.

The following table summarizes our significant crude oil transportation pipelines as of December 31, 2011:

	Crude Oil Pipelines			
	Pipeline Miles	Handling Capacity (Mbbls/d)	Ownership Interest	Supply Basins
Mountaineer & Blind Faith	155	150	100%	Eastern Gulf of Mexico
BANJO	57	90	100%	Western Gulf of Mexico
Alpine	96	85	100%	Western Gulf of Mexico
Perdido Norte	74	150	100%	Western Gulf of Mexico

The following table summarizes our production handling platforms as of December 31, 2011:

	Production Handling Platforms			
	Gas Inlet Capacity (MMcf/d)	**Crude/NGL Handling Capacity (Mbbls/d)**	**Ownership Interest**	**Supply Basins**
Devils Tower	210	60	100%	Eastern Gulf of Mexico
Canyon Station	500	16	100%	Eastern Gulf of Mexico
Discovery Grand Isle 115 (1)	150	10	60%	Central Gulf of Mexico

(1) Statistics reflect 100 percent of the assets from the equity method investments that we operate; however, our financial statements report equity method income from these investments based on our equity ownership percentage.

NGL marketing services

In addition to our gathering and processing operations, we market NGL products to a wide range of users in the energy and petrochemical industries. The NGL marketing business transports and markets equity NGLs from the production at our processing plants, and also markets NGLs on behalf of third-party NGL producers, including some of our fee-based processing customers, and the NGL volumes owned by Discovery Producer Services LLC (Discovery). The NGL marketing business bears the risk of price changes in these NGL volumes while they are being transported to final sales delivery points. In order to meet sales contract obligations, we may purchase products in the spot market for resale. Other than a long-term agreement to sell our equity NGLs transported on Overland Pass Pipeline to ONEOK Hydrocarbon L.P., the majority of sales are based on supply contracts of one year or less in duration. Sales to ONEOK Hydrocarbon L.P., accounted for 20 percent, 17 percent, and 10 percent of our consolidated revenues in 2011, 2010, and 2009, respectively.

Other operations

We own interests in and/or operate NGL fractionation and storage assets. These assets include a 50 percent interest in an NGL fractionation facility near Conway, Kansas with capacity of slightly more than 100 Mbbls/d and a 31.45 percent interest in another fractionation facility in Baton Rouge, Louisiana with a capacity of 60 Mbbls/d. We also own approximately 20 million barrels of NGL storage capacity in central Kansas near Conway.

We own approximately 115 miles of pipelines in the Houston Shipping Channel area which transport a variety of products including ethane, propane and other products used in the petrochemical industry.

We also own a 14.6 percent equity interest in Aux Sable Liquid Products L.P. (Aux Sable) and its Channahon, Illinois gas processing and NGL fractionation facility near Chicago. The facility is capable of processing up to 2.1 Bcf/d of natural gas from the Alliance Pipeline system and fractionating approximately 102 Mbbls/d of extracted liquids into NGL products. Additionally, in June 2011, Aux Sable acquired an 80 MMcf/d gas conditioning plant and a 12-inch, 83-mile gas pipeline infrastructure in North Dakota that provides additional NGLs to Channahon from the Bakken Shale in the Williston basin.

Operated Equity Investments

Discovery

We own a 60 percent equity interest in and operate the facilities of Discovery. Discovery's assets include a 600 MMcf/d cryogenic natural gas processing plant near Larose, Louisiana, a 32 Mbbls/d NGL fractionator plant near Paradis, Louisiana, and an offshore natural gas gathering and transportation system in the Gulf of Mexico.

Laurel Mountain

We own a 51 percent interest in a joint venture, Laurel Mountain Midstream, LLC (Laurel Mountain), in the Marcellus Shale located in western Pennsylvania. Laurel Mountain's assets, which we operate, include a gathering system of nearly 1,400 miles of pipeline with a capacity of approximately 230 MMcf/d. Laurel Mountain has a long-term, dedicated, volumetric-based fee agreement, with some exposure to natural gas prices, to gather the anchor customer's production in the western Pennsylvania area of the Marcellus Shale. Construction is ongoing for numerous new pipeline segments and compressor stations, the largest of which is our Shamrock compressor station. The Shamrock compressor station currently has a capacity of 60 MMcf/d and is expandable to 350 MMcf/d.

Overland Pass Pipeline

We operate and own a 50 percent ownership interest in Overland Pass Pipeline Company LLC (OPPL). OPPL includes a 760-mile NGL pipeline from Opal, Wyoming, to the Mid-Continent NGL market center in Conway, Kansas, along with 150- and 125-mile extensions into the Piceance and Denver-Joules basins in Colorado, respectively. Our equity NGL volumes from our two Wyoming plants and our Willow Creek facility in Colorado are dedicated for transport on OPPL under a long-term transportation agreement. We plan to participate in the construction of a pipeline connection and capacity expansions expected to be complete in early 2013, to increase the pipeline's capacity to the maximum of 255 Mbbls/d, to accommodate new volumes coming from the Bakken Shale in the Williston basin.

Operating statistics

The following table summarizes our significant operating statistics for Midstream:

	2011	2010	2009
Volumes: (1)			
Gathering (Tbtu)	1,377	1,262	1,370
Plant inlet natural gas (Tbtu)	1,592	1,599	1,342
NGL production (Mbbls/d) (2)	188	178	164
NGL equity sales (Mbbls/d) (2)	77	80	80
Crude oil transportation (Mbbls/d) (2)	105	94	109

(1) Excludes volumes associated with partially owned assets such as our Discovery and Laurel Mountain investments that are not consolidated for financial reporting purposes.

(2) Annual average Mbbls/d.

REGULATORY MATTERS

Gas Pipeline. Gas Pipeline's interstate transmission and storage activities are subject to FERC regulation under the Natural Gas Act of 1938 (NGA), as amended, and under the Natural Gas Policy Act of 1978, as amended, and, as such, its rates and charges for the transportation of natural gas in interstate commerce, its accounting, and the extension, enlargement or abandonment of its jurisdictional facilities, among other things, are subject to regulation. Each gas pipeline company holds certificates of public convenience and necessity issued by the FERC authorizing ownership and operation of all pipelines, facilities and properties for which certificates are required under the NGA. Each gas pipeline company is also subject to the Natural Gas Pipeline Safety Act of 1968, as amended, the Pipeline Safety Improvement Act of 2002, and the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, which regulate safety requirements in the design, construction, operation and maintenance of interstate natural gas transmission facilities. FERC Standards of Conduct govern how our interstate pipelines communicate and do business with gas marketing employees. Among other things, the Standards of Conduct require that interstate pipelines not operate their systems to preferentially benefit gas marketing functions.

Each of our interstate natural gas pipeline companies establishes its rates primarily through the FERC's ratemaking process. Key determinants in the ratemaking process are:

- Costs of providing service, including depreciation expense;
- Allowed rate of return, including the equity component of the capital structure and related income taxes;
- Contract and volume throughput assumptions.

The allowed rate of return is determined in each rate case. Rate design and the allocation of costs between the reservation and commodity rates also impact profitability. As a result of these proceedings, certain revenues previously collected may be subject to refund.

Pipeline Integrity Regulations

Transco and Northwest Pipeline have developed an Integrity Management Plan that we believe meets the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration (PHMSA) final rule that was issued pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. The rule requires gas pipeline operators to develop an integrity management program for transmission pipelines that could affect high consequence areas in the event of pipeline failure. The Integrity Management Program includes a baseline assessment plan along with periodic reassessments to be completed within required timeframes. In meeting the integrity regulations, Transco and Northwest Pipeline have identified high consequence areas and developed baseline assessment plans. Transco and Northwest Pipeline are on schedule to complete the required assessments within required timeframes. Currently, we estimate the cost to complete the required initial assessments through 2012 and associated remediation will be primarily capital in nature and range between $25 million and $40 million for Transco and between $30 million and $35 million for Northwest Pipeline. Ongoing periodic reassessments and initial assessments of any new high consequence areas will be completed within the timeframes required by the rule. Management considers the costs associated with compliance with the rule to be prudent costs incurred in the ordinary course of business, and, therefore, recoverable through our rates.

Midstream. For our Midstream segment, onshore gathering is subject to regulation by states in which we operate and offshore gathering is subject to the Outer Continental Shelf Lands Act (OCSLA). Of the states where Midstream gathers gas, currently only Texas actively regulates gathering activities. Texas regulates gathering primarily through complaint mechanisms under which the state commission may resolve disputes involving an individual gathering arrangement. Although offshore gathering facilities are not subject to the NGA, offshore transmission pipelines are subject to the NGA, and in recent years the FERC has taken a broad view of offshore transmission, finding many shallow-water pipelines to be jurisdictional transmission. Most offshore gathering facilities are subject to the OCSLA, which provides in part that outer continental shelf pipelines "must provide open and nondiscriminatory access to both owner and nonowner shippers."

Midstream also owns interests in and operates two offshore transmission pipelines that are regulated by the FERC because they are deemed to transport gas in interstate commerce. Black Marlin Pipeline Company provides transportation service for offshore Texas production in the High Island area and redelivers that gas to intrastate pipeline interconnects near Texas City. Discovery provides transportation service for offshore Louisiana production from the South Timbalier, Grand Isle, Ewing Bank and Green Canyon (deepwater) areas to an onshore processing facility and downstream interconnect points with major interstate pipelines. FERC regulation requires all terms and conditions of service, including the rates charged, to be filed with and approved by the FERC before any changes can go into effect.

Midstream owns a 50 percent interest in and is the operator of OPPL, which is an interstate natural gas liquids pipeline regulated by the FERC pursuant to the Interstate Commerce Act. OPPL provides transportation service pursuant to tariffs filed with the FERC.

See Note 15 of our Notes to Consolidated Financial Statements for further details on our regulatory matters.

ENVIRONMENTAL MATTERS

Our operations are subject to federal environmental laws and regulations as well as the state, local, and tribal laws and regulations adopted by the jurisdictions in which we operate. We could incur liability to governments or third parties for any unlawful discharge of pollutants into the air, soil, or water, as well as liability for cleanup costs. Materials could be released into the environment in several ways including, but not limited to:

- Leakage from gathering systems, underground gas storage caverns, pipelines, processing or treating facilities, transportation facilities and storage tanks;
- Damage to facilities resulting from accidents during normal operations;
- Damages to onshore and offshore equipment and facilities resulting from storm events or natural disasters;
- Blowouts, cratering and explosions.

In addition, we may be liable for environmental damage caused by former owners or operators of our properties.

We believe compliance with current environmental laws and regulations will not have a material adverse effect on our capital expenditures, earnings or competitive position. However, environmental laws and regulations could affect our business in various ways from time to time, including incurring capital and maintenance expenditures, fines and penalties, and creating the need to seek relief from the FERC for rate increases to recover the costs of certain capital expenditures and operation and maintenance expenses.

For additional information regarding the potential impact of federal, state, tribal or local regulatory measures on our business and specific environmental issues, please refer to "Risk Factors – *We are subject to risks associated with climate change* and – *Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs, liabilities and expenditures and could exceed current expectations,*" "Management's Discussion and Analysis of Financial Condition and Results of Operations – Environmental" and "Environmental Matters" in Note 15 of our Notes to Consolidated Financial Statements.

COMPETITION

Gas Pipeline. The natural gas industry has undergone significant change over the past two decades. A highly-liquid competitive commodity market in natural gas and increasingly competitive markets for natural gas services, including competitive secondary markets in pipeline capacity, have developed. More recently large reserves of shale gas have been discovered, in many cases much closer to major market centers. As a result, pipeline capacity is being used more efficiently and competition among pipeline suppliers to attach growing supply to market has increased.

Local distribution company (LDC) and electric industry restructuring by states have affected pipeline markets. Pipeline operators are increasingly challenged to accommodate the flexibility demanded by customers and allowed under tariffs, but the changes implemented at the state level have not required renegotiation of LDC contracts. The state plans have in some cases discouraged LDCs from signing long-term contracts for new capacity.

Many states have developed energy plans that require utilities to encourage energy saving measures and diversify their energy supplies to include renewable sources. This has lowered the growth of residential gas demand. However, due to relatively low prices of natural gas, demand for electric power generation has increased.

These factors have increased the risk that customers will reduce their contractual commitments for pipeline capacity from traditional producing areas. Future utilization of pipeline capacity will depend on these factors and others impacting both U.S. and global demand for natural gas.

Midstream Gas & Liquids. In our Midstream segment, we face regional competition with varying competitive factors in each basin. Our gathering and processing business competes with other midstream companies, interstate and intrastate pipelines, producers and independent gatherers and processors. We primarily compete with five to ten companies across all basins in which we provide services. Numerous factors impact any given customer's choice of a gathering or processing services provider, including rate, location, term, reliability, timeliness of services to be provided, pressure obligations and contract structure.

EMPLOYEES

We do not have any employees. We are managed and operated by the directors and officers of our general partner. At February 1, 2012, our general partner or its affiliates employed approximately 3,455 full-time employees, including 1,825 at Gas Pipelines and 1,630 at Midstream. Additionally, our general partner and its affiliates provide general and administrative services to us. For further information, please read "Directors, Executive Officers and Corporate Governance" and "Certain Relationships and Related Transactions, and Director Independence — Reimbursement of Expenses of our General Partner."

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

We have no revenue or segment profit/loss attributable to international activities.

Item 1A. ***Risk Factors***

FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain matters contained in this report include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters.

All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future are forward-looking statements. Forward-looking statements can be identified by various forms of words such as "anticipates," "believes," "seeks," "could," "may," "should," "continues," "estimates," "expects," "forecasts," "intends," "might," "goals," "objectives," "targets," "planned," "potential," "projects," "scheduled," "will," or other similar expressions. These statements are based on management's beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

- Amounts and nature of future capital expenditures;
- Expansion and growth of our business and operations;
- Financial condition and liquidity;
- Business strategy;
- Cash flow from operations or results of operations;
- The levels of cash distributions to unitholders;
- Seasonality of certain business components;
- Natural gas and natural gas liquids prices and demand.

Forward-looking statements are based on numerous assumptions, uncertainties, and risks that could cause future events or results to be materially different from those stated or implied in this report. Limited partner units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the risk factors discussed below in addition to the other information in this report. If any of the following risks were actually to occur, our business, results of operations and financial condition could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and unitholders could lose all or part of their investment. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

- Whether we have sufficient cash from operations to enable us to maintain current levels of cash distributions or to pay cash distributions following establishment of cash reserves and payment of fees and expenses, including payments to our general partner;
- Availability of supplies, market demand, volatility of prices, and the availability and cost of capital;
- Inflation, interest rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);
- The strength and financial resources of our competitors;

- Ability to acquire new businesses and assets and integrate those operations and assets into our existing businesses, as well as expand our facilities;

- Development of alternative energy sources;

- The impact of operational and development hazards;

- Costs of, changes in, or the results of laws, government regulations (including safety and climate change regulation and changes in natural gas production from exploration and production areas that we serve), environmental liabilities, litigation and rate proceedings;

- Our allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by our affiliates;

- Changes in maintenance and construction costs;

- Changes in the current geopolitical situation;

- Our exposure to the credit risks of our customers and counterparties;

- Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of credit;

- Risks associated with future weather conditions;

- Acts of terrorism, including cybersecurity threats and related disruptions;

- Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this report. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors are described in the following section.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information in this report. Each of these factors could adversely affect our business, operating results and financial condition as well as adversely affect the value of an investment in our securities.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to make cash distributions or to maintain current levels of cash distributions following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We may not have sufficient available cash from operating surplus each quarter to make cash distributions or maintain current levels of cash distributions. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- The prices we obtain for our services;
- The prices of, level of production of, and demand for natural gas and NGLs and our NGL margins;
- The volumes of natural gas we gather, transport, process and treat and the volumes of NGLs we fractionate and store;
- The level of our operating costs, including payments to our general partner;
- Prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, such as:

- The level of capital expenditures we make;
- The restrictions contained in Williams' indentures, our indentures and Credit Facility and our debt service requirements;
- The cost of acquisitions, if any;
- Fluctuations in our working capital needs;
- Our ability to borrow for working capital or other purposes;
- The amount, if any, of cash reserves established by our general partner;
- The amount of cash that the Partially Owned Entities and our subsidiaries distribute to us.

Unitholders should be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash reserves and working capital or other borrowings, and not solely on profitability, which will be affected by noncash items. As a result, we may make cash distributions during periods when we record losses, and we may not make cash distributions during periods when we record net income.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to continue to grow by expanding our business. Our future growth will depend upon our ability to successfully identify, finance, acquire, integrate and operate projects and businesses. Failure to achieve any of these factors would adversely affect our ability to achieve anticipated growth in the level of cash flows or realize anticipated benefits.

We may acquire new facilities or expand our existing facilities to capture anticipated future growth in natural gas production that does not ultimately materialize. As a result, our new or expanded facilities may not achieve profitability. In addition, the process of integrating newly acquired or constructed assets into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions or construction projects may require substantial new capital and could result in the incurrence of indebtedness, additional liabilities and excessive costs that could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to unitholders. If we issue additional common units in connection with future acquisitions, unitholders' interest in us will be diluted and distributions to unitholders may be reduced. Further, any limitations on our access to capital, including limitations caused by illiquidity in the capital markets, may impair our ability to complete future acquisitions and construction projects on favorable terms, if at all.

Prices for NGLs, natural gas, oil, and other commodities, including oil, are volatile and this volatility could adversely affect our financial results, cash flows, access to capital and ability to maintain existing businesses.

Our revenues, operating results, future rate of growth and the value of certain components of our businesses depend primarily upon the prices of NGLs, natural gas, oil, or other commodities, and the differences between prices of these commodities. Price volatility can impact both the amount we receive for our products and services and the volume of products and services we sell. Prices affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Any of the foregoing can also have an adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

The markets for NGLs, natural gas and other commodities are likely to continue to be volatile. Wide fluctuations in prices might result from relatively minor changes in the supply of and demand for these commodities, market uncertainty and other factors that are beyond our control, including:

- Worldwide and domestic supplies of and demand for natural gas, NGLs, oil, petroleum, and related commodities;
- Turmoil in the Middle East and other producing regions;
- The activities of the Organization of Petroleum Exporting Countries;
- Terrorist attacks on production or transportation assets;
- Weather conditions;
- The level of consumer demand;
- The price and availability of other types of fuels;
- The availability of pipeline capacity;
- Supply disruptions, including plant outages and transportation disruptions;
- The price and quantity of foreign imports of natural gas and oil;
- Domestic and foreign governmental regulations and taxes;
- Volatility in the natural gas and oil markets;
- The overall economic environment;
- The credit of participants in the markets where products are bought and sold;
- The adoption of regulations or legislation relating to climate change and changes in natural gas production from exploration and production areas that we serve.

We might not be able to successfully manage the risks associated with selling and marketing products in the wholesale energy markets.

Our portfolio of derivative and other energy contracts may consist of wholesale contracts to buy and sell commodities, including contracts for natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash throughout the United States. If the values of these contracts change in a direction or manner that we do not anticipate or cannot manage, it could negatively affect our results of operations. In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver energy commodities that they had guaranteed under contract. If such a delivery failure were to occur in one of our contracts, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our businesses, we often extend credit to our counterparties. Despite performing credit analysis prior to extending credit, we are exposed to the risk that we might not be able to collect amounts owed to us. If the counterparty to such a transaction fails to perform and any collateral that secures our counterparty's obligation is inadequate, we will suffer a loss. Downturns in the economy or disruptions in the global credit markets could cause more of our counterparties to fail to perform than we expect.

The long-term financial condition of our natural gas transportation and midstream businesses is dependent on the continued availability of natural gas supplies in the supply basins that we access, demand for those supplies in our traditional markets, and the prices of and market demand for natural gas.

The development of the additional natural gas reserves that are essential for our gas transportation and midstream businesses to thrive requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, including environmental regulations, or the lack of available capital for these projects could adversely affect the development and production of additional reserves, as well as gathering, storage, pipeline transportation and import and export of natural gas supplies, adversely impacting our ability to fill the capacities of our gathering, transportation and processing facilities.

Production from existing wells and natural gas supply basins with access to our pipeline and gathering systems will also naturally decline over time. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated. Additionally, the competition for natural gas supplies to serve other markets could reduce the amount of natural gas supply for our customers. Accordingly, to maintain or increase the contracted capacity or the volume of natural gas transported on or gathered through our pipeline systems and cash flows associated with the gathering and transportation of natural gas, our customers must compete with others to obtain adequate supplies of natural gas. In addition, if natural gas prices in the supply basins connected to our pipeline systems are higher than prices in other natural gas producing regions, our ability to compete with other transporters may be negatively impacted on a short-term basis, as well as with respect to our long-term recontracting activities. If new supplies of natural gas are not obtained to replace the natural decline in volumes from existing supply areas, if natural gas supplies are diverted to serve other markets, if development in new supply basins where we do not have significant gathering or pipeline systems reduces demand for our services, or if environmental regulators restrict new natural gas drilling, the overall volume of natural gas transported, gathered and stored on our system would decline, which could have a material adverse effect on our business, financial condition and results of operations, and our ability to make cash distributions to unitholders. In addition, new LNG import facilities built near our markets could result in less demand for our gathering and transportation facilities.

Our risk management and measurement systems and hedging activities might not be effective and could increase the volatility of our results.

The systems we use to quantify commodity price risk associated with our businesses might not always be followed or might not always be effective. Further, such systems do not in themselves manage risk, particularly risks outside of our control, and adverse changes in energy commodity market prices, volatility, adverse correlation of commodity prices, the liquidity of markets, changes in interest rates and other risks discussed in this report might still adversely affect our earnings, cash flows and balance sheet under applicable accounting rules, even if risks have been identified.

In an effort to manage our financial exposure related to commodity price and market fluctuations, we have entered and may in the future enter into contracts to hedge certain risks associated with our assets and operations. In these hedging activities, we have used and may in the future use fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. Nevertheless, no single hedging arrangement can adequately address all risks present in a given contract. For example, a forward contract that would be effective in hedging commodity price volatility risks would not hedge the contract's counterparty credit or performance risk. Therefore, unhedged risks will always continue to exist. While we attempt to manage counterparty credit risk within guidelines established by our credit policy, we may not be able to successfully manage all credit risk and as such, future cash flows and results of operations could be impacted by counterparty default.

Our use of hedging arrangements through which we attempt to reduce the economic risk of our participation in commodity markets could result in increased volatility of our reported results. Changes in the fair values (gains and losses) of derivatives that qualify as hedges under generally accepted accounting principles ("GAAP"), to the extent that such hedges are not fully effective in offsetting changes to the value of the hedged commodity, as well as changes in the fair value of derivatives that do not qualify or have not been designated as hedges under GAAP, must be recorded in our income. This creates the risk of volatility in earnings even if no economic impact to us has occurred during the applicable period.

The impact of changes in market prices for NGLs and natural gas on the average prices paid or received by us may be reduced based on the level of our hedging activities. These hedging arrangements may limit or enhance our margins if the market prices for NGLs or natural gas were to change substantially from the price established by the hedges. In addition, our hedging arrangements expose us to the risk of financial loss in certain circumstances, including instances in which:

- Volumes are less than expected;
- The hedging instrument is not perfectly effective in mitigating the risk being hedged;
- The counterparties to our hedging arrangements fail to honor their financial commitments.

The adoption and implementation of new statutory and regulatory requirements for derivative transactions could have an adverse impact on our ability to hedge risks associated with our business and increase the working capital requirements to conduct these activities.

In July 2010 federal legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted. The Dodd-Frank Act provides for new statutory and regulatory requirements for derivative transactions, including oil and gas hedging transactions. Among other things, the Dodd-Frank Act provides for the creation of position limits for certain derivatives transactions, as well as requiring certain transactions to be cleared on exchanges for which cash collateral will be required. The final impact of the Dodd-Frank Act on our hedging activities is uncertain at this time due to the requirement that the SEC and the Commodities Futures Trading Commission (the "CFTC") promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. These new rules and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts or reduce the availability of derivatives. Although we believe the derivative contracts that we enter into should not be impacted by position limits and should be exempt from the requirement to clear transactions through a central exchange or to post collateral, the impact upon our businesses will depend on the outcome of the implementing regulations adopted by the CFTC.

Depending on the rules and definitions adopted by the CFTC or similar rules that may be adopted by other regulatory bodies, we might in the future be required to provide cash collateral for our commodities hedging transactions under circumstances in which we do not currently post cash collateral. Posting of such additional cash collateral could impact liquidity and reduce our cash available for capital expenditures or other partnership purposes. A requirement to post cash collateral could therefore reduce our ability to execute hedges to reduce commodity price uncertainty and thus protect cash flows. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable.

Our industry is highly competitive, and increased competitive pressure could adversely affect our business and operating results.

We have numerous competitors in all aspects of our businesses, and additional competitors may enter our markets. Some of our competitors are large oil, natural gas and petrochemical companies that have greater access to supplies of natural gas and NGLs than we do. In addition, current or potential competitors may make strategic acquisitions or have greater financial resources than we do, which could affect our ability to make investments or acquisitions. Other companies with which we compete may be able to respond more quickly to new laws or regulations or emerging technologies or to devote greater resources to the construction, expansion or refurbishment of their facilities than we can. Similarly, a highly-liquid competitive commodity market in natural gas and increasingly competitive markets for natural gas services, including competitive secondary markets in pipeline capacity, have developed. As a result, pipeline capacity is being used more efficiently, and peaking and storage services are increasingly effective substitutes for annual pipeline capacity. There can be no assurance that we will be able to compete successfully against current and future competitors and any failure to do so could have a material adverse effect on our business, results of operations, and financial condition and our ability to make cash distributions to unitholders.

We are exposed to the credit risk of our customers and counterparties, and our credit risk management may not be adequate to protect against such risk.

We are subject to the risk of loss resulting from nonpayment and/or nonperformance by our customers and counterparties in the ordinary course of our business. Generally, our customers are rated investment grade, are otherwise considered creditworthy or are required to make prepayments or provide security to satisfy credit concerns. However, our credit procedures and policies may not be adequate to fully eliminate customer and counterparty credit risk. We cannot predict to what extent our business would be impacted by deteriorating conditions in the economy, including declines in our customers' and counterparties' creditworthiness. If we fail to adequately assess the creditworthiness of existing or future customers and counterparties, unanticipated deterioration in their creditworthiness and any resulting increase in nonpayment and/or nonperformance by them could cause us to write down or write off doubtful accounts. Such write-downs or write-offs could negatively affect our operating results in the periods in which they occur, and, if significant, could have a material adverse effect on our business, results of operations, cash flows, and financial condition and our ability to make cash distributions to unitholders.

If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas and NGLs or to treat natural gas, our revenues and cash available to pay distributions could be adversely affected.

We depend upon third-party pipelines and other facilities that provide delivery options to and from our pipelines and facilities for the benefit of our customers. Because we do not own these third-party pipelines or facilities, their continuing operation is not within our control. If these pipelines or facilities were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines or facilities, reduced operating pressures, lack of capacity, increased credit requirements or rates charged by such pipelines or facilities or other causes, we and our customers would have reduced capacity to transport, store or deliver natural gas or NGL products to end use markets or to receive deliveries of mixed NGLs, thereby reducing our revenues.

Any temporary or permanent interruption at any key pipeline interconnect or in operations on third-party pipelines or facilities that would cause a material reduction in volumes transported on our pipelines or our gathering systems or processed, fractionated, treated or stored at our facilities could have a material adverse effect on our business, results of operations, and financial condition and our ability to make cash distributions to unitholders.

Difficult conditions in the global capital markets, the credit markets and the economy in general could negatively affect our business and results of operations.

Our businesses may be negatively impacted by adverse economic conditions or future disruptions in the global financial markets. Included among these potential negative impacts are reduced energy demand and lower prices for our products and services, increased difficulty in collecting amounts owed to us by our customers and a reduction in our credit ratings (either due to tighter rating standards or the negative impacts described above), which could reduce our access to credit markets, raise the cost of such access or require us to provide additional collateral to our counterparties. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to implement our business plans or otherwise take advantage of business opportunities or respond to competitive pressures.

As a publicly traded partnership, these developments could significantly impair our ability to make acquisitions or finance growth projects. We distribute all of our available cash to our unitholders on a quarterly basis. We typically rely upon external financing sources, including the issuance of debt and equity securities and bank borrowings, to fund acquisitions or expansion capital expenditures. Any limitations on our access to external capital, including limitations caused by illiquidity or volatility in the capital markets, may impair our ability to complete future acquisitions and construction projects on favorable terms, if at all. As a result, we may be at a competitive disadvantage as compared to businesses that reinvest all of their available cash to expand ongoing operations, particularly under adverse economic conditions.

Restrictions in our debt agreements and our leverage may affect our future financial and operating flexibility.

Our total outstanding long-term debt (including current portion) as of December 31, 2011, was $7.2 billion.

Our debt service obligations and restrictive covenants in our Credit Facility and the indentures governing our senior unsecured notes could have important consequences. For example, they could:

- Make it more difficult for us to satisfy our obligations with respect to our senior unsecured notes and our other indebtedness, which could in turn result in an event of default on such other indebtedness or our outstanding notes;

- Impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

- Adversely affect our ability to pay cash distributions to unitholders;

- Diminish our ability to withstand a continued or future downturn in our business or the economy generally;

- Require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

Our ability to repay, extend or refinance our existing debt obligations and to obtain future credit will depend primarily on our operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. Our ability to refinance existing debt obligations or obtain future credit will also depend upon the current conditions in the credit markets and the availability of credit generally. If we are unable to meet our debt service obligations or obtain future credit on favorable terms, if at all, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

We are not prohibited under our indentures from incurring additional indebtedness. Our incurrence of significant additional indebtedness would exacerbate the negative consequences mentioned above, and could adversely affect our ability to repay our senior notes.

Our debt agreements and Williams' and our public indentures contain financial and operating restrictions that may limit our access to credit and affect our ability to operate our business. In addition, our ability to obtain credit in the future will be affected by Williams' credit ratings.

Our public indentures contain various covenants that, among other things, limit our ability to grant certain liens to support indebtedness, merge, or sell all or substantially all of our assets. In addition, our Credit Facility contains certain financial covenants and restrictions on our ability and our material subsidiaries' ability to grant certain liens to support indebtedness, our ability to merge or consolidate or sell all or substantially all of our assets, or allow any material change in the nature of our business, enter into certain affiliate transactions and make certain distributions during the continuation of an event of default. These covenants could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities and prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our current assumptions about future economic conditions turn out to be incorrect or unexpected events occur, our ability to comply with these covenants may be significantly impaired.

Williams' and our public indentures contain covenants that restrict Williams' and our ability to incur liens to support indebtedness. These covenants could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities and prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. Williams' ability to comply with the covenants contained in its debt instruments may be affected by events beyond our and Williams' control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Williams' ability to comply with these covenants may be negatively impacted.

Our failure to comply with the covenants in our debt agreements could result in events of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding under a particular facility to be immediately due and payable and terminate all commitments, if any, to extend further credit. Certain payment defaults or an acceleration under our public indentures or other material indebtedness could cause a cross-default or cross-acceleration of our Credit Facility. Such a cross-default or cross-acceleration could have a wider impact on our liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if our Credit Facility cross-defaults, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding to us, we may not have sufficient liquidity to repay amounts outstanding under such debt agreements. For more information regarding our debt agreements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Management's Discussion and Analysis of Financial Condition and Liquidity".

Substantially all of Williams' operations are conducted through its subsidiaries. Williams' cash flows are substantially derived from loans, dividends and distributions paid to it by its subsidiaries. Williams' cash flows are typically utilized to service debt and pay dividends on the common stock of Williams, with the balance, if any, reinvested in its subsidiaries as loans or contributions to capital. Due to our relationship with Williams, our ability to obtain credit will be affected by Williams' credit ratings. If Williams were to experience a deterioration in its credit standing or financial condition, our access to credit and our ratings could be adversely affected. Any future downgrading of a Williams credit rating would likely also result in a downgrading of our credit rating. A downgrading of a Williams credit rating could limit our ability to obtain financing in the future upon favorable terms, if at all.

Our subsidiaries are not prohibited from incurring indebtedness by their organizational documents, which may affect our ability to make distributions to unitholders.

Our subsidiaries are not prohibited by the terms of their respective organizational documents from incurring indebtedness. If they were to incur significant amounts of indebtedness, such occurrence may inhibit their ability to make distributions to us. An inability by our subsidiaries to make distributions to us would materially and adversely affect our ability to make distributions to unitholders because we expect distributions we receive from our subsidiaries to represent a significant portion of the cash available to make cash distributions to unitholders.

A downgrade of our credit ratings could impact our liquidity, access to capital and our costs of doing business, and independent third parties outside of our control determine our credit ratings.

A downgrade of our credit ratings might increase our cost of borrowing and could require us to post collateral with third parties, negatively impacting our available liquidity. Our ability to access capital markets could also be limited by a downgrade of our credit ratings and other disruptions. Such disruptions could include:

- Economic downturns;
- Deteriorating capital market conditions;
- Declining market prices for natural gas, NGLs, oil, and other commodities;
- Terrorist attacks or threatened attacks on our facilities or those of other energy companies;
- The overall health of the energy industry, including the bankruptcy or insolvency of other companies.

Credit rating agencies perform independent analysis when assigning credit ratings. The analysis includes a number of criteria including, but not limited to, business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Credit ratings are not recommendations to buy, sell or hold investments in the rated entity. Ratings are subject to revision or withdrawal at any time by the ratings agencies and no assurance can be given that we will maintain our current credit ratings.

Our acquisition attempts may not be successful or may result in completed acquisitions that do not perform as anticipated.

We have made and may continue to make acquisitions of businesses and properties. However, suitable acquisition candidates may not continue to be available on terms and conditions we find acceptable. The following are some of the risks associated with acquisitions, including any completed or future acquisitions:

- Some of the acquired businesses or properties may not produce revenues, earnings or cash flow at anticipated levels or could have environmental, permitting or other problems for which contractual protections prove inadequate;
- We may assume liabilities that were not disclosed to us or that exceed our estimates;
- We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operationally, technical or financial problems;
- Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

We are subject to risks associated with climate change.

There is a growing belief that emissions of greenhouse gases ("GHGs") may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our products and services, the demand for and consumption of our products and services (due to change in both costs and weather patterns), and the economic health of the regions in which we operate, all of which can create financial risks.

In addition, legislative and regulatory responses related to GHGs and climate change creates the potential for financial risk. The U.S. Congress and certain states have for some time been considering various forms of legislation related to GHG emissions. There have also been international efforts seeking legally binding reductions in emissions of GHGs. In addition, increased public awareness and concern may result in more state, regional and/or federal requirements to reduce or mitigate GHG emissions.

Numerous states and other jurisdictions have announced or adopted programs to stabilize and reduce GHGs. In 2009, the U.S. Environmental Protection Agency ("EPA") issued a final determination that six GHGs are a threat to public safety and welfare. In 2011, the EPA implemented permitting for new and/or modified large sources of GHG emissions through the existing Prevention of Signification Deterioration permitting program. Additional direct regulation of GHG emissions in our industry may be implemented under other Clean Air Act programs, including the New Source Performance Standards program.

The recent actions of the EPA and the passage of any federal or state climate change laws or regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities, and (iii) administer and manage any GHG emissions program. If we are unable to recover or pass through a significant level of our costs related to complying with climate change regulatory requirements imposed on us, it could have a material adverse effect on our results of operations and financial condition. To the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively impact our cost of and access to capital. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy.

Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs, liabilities and expenditures and could exceed current expectations.

Substantial costs, liabilities, delays and other significant issues related to environmental laws and regulations are inherent in the gathering, transportation, storage, processing and treating of natural gas and fractionation of NGLs, and as a result, we may be required to make substantial expenditures that could exceed current expectations. Our operations are subject to extensive federal, state, Native American, and local laws and regulations governing environmental protection, the discharge of materials into the environment and the security of chemical and industrial facilities. These laws include:

- Clean Air Act ("CAA"), and analogous state laws, which impose obligations related to air emissions;

- Clean Water Act ("CWA"), and analogous state laws, which regulate discharge of wastewaters and storm water from our facilities to state and federal waters, including wetlands;

- Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), and analogous state laws, which regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal;

- Resource Conservation and Recovery Act ("RCRA"), and analogous state laws, which impose requirements for the handling and discharge of solid and hazardous waste from our facilities;

- Endangered Species Act ("ESA"), and analogous state laws, which seek to ensure that activities do not jeopardize endangered or threatened animals, fish and plant species, nor destroy or modify the critical habitat of such species;

- Oil Pollution Act ("OPA") of 1990, which requires oil storage facilities and vessels to submit plans to the federal government detailing how they will respond to large discharges, regulates petroleum storage tanks and related equipment, and imposes liability for spills on responsible parties.

Various governmental authorities, including the EPA, the U.S. Department of the Interior, the Bureau of Indian Affairs and analogous state agencies and tribal governments, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, and the issuance of injunctions limiting or preventing some or all of our operations, delays in granting permits and cancellation of leases.

There is inherent risk of the incurrence of environmental costs and liabilities in our business, some of which may be material, due to our handling of the products as they are gathered, transported, processed, fractionated and stored, air emissions related to our operations, historical industry operations, and waste and waste disposal practices, and the prior use of flow meters containing mercury. Joint and several, strict liability may be incurred without regard to fault under certain environmental laws and regulations, including CERCLA, RCRA, and analogous state laws, for the remediation of contaminated areas and in connection with spills or releases of materials associated with natural gas, oil and wastes on, under, or from our properties and facilities. Private parties, including the owners of properties through which our pipeline and gathering systems pass and facilities where our wastes are taken for reclamation or disposal, may have the right to pursue legal actions to enforce compliance as well as to seek damages for noncompliance with environmental laws and regulations or for personal injury or property damage arising from our operations. Some sites at which we operate are located near current or former third-party hydrocarbon storage and processing or oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. In addition, increasingly strict laws, regulations and enforcement policies could materially increase our compliance costs and the cost of any remediation that may become necessary. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

In March 2010, the EPA announced its National Enforcement Initiatives for 2011 to 2013, which includes the addition of "Energy Extraction Activities" to its enforcement priorities list. To address its concerns regarding the pollution risks raised by new techniques for oil and gas extraction and coal mining, the EPA is developing an initiative to ensure that energy extraction activities are complying with federal environmental requirements. We cannot predict what the results of this initiative would be, or whether federal, state, or local laws or regulations will be enacted in this area. If regulations were imposed related to oil and gas extraction, the volumes of natural gas that we transport could decline and our results of operations could be adversely affected.

Our business may be adversely affected by changed regulations and increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with required operating or other regulatory permits. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for our operations. If there is a delay in obtaining any required environmental regulatory approvals, or if we fail to obtain and comply with them, the operation or construction of our facilities could be prevented or become subject to additional costs, resulting in potentially material adverse consequences to our business, financial condition, results of operations and cash flows.

We are generally responsible for all liabilities associated with the environmental condition of our facilities and assets, whether acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and divestitures, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses, which may not be covered by insurance. In addition, the steps we could be required to take to bring certain facilities into compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses.

Hydraulic fracturing is exempt from federal regulation pursuant to the federal Safe Drinking Water Act (except when the fracturing fluids or propping agents contain diesel fuels). However, public concerns have been raised related to its potential environmental impact. Additional federal, state and local laws and regulations to more closely regulate hydraulic fracturing have been considered or implemented. Legislation to further regulate hydraulic fracturing has been proposed in Congress. The U.S. Department of Interior has announced plans to formalize obligations for disclosure of chemicals associated with hydraulic fracturing on federal lands. The results of a pending EPA investigation by a committee of the House of Representatives and two recent reports by the U.S. Department of Energy's Shale Gas Subcommittee could lead to further restrictions on hydraulic fracturing. The EPA has proposed regulations under the CAA regarding certain emissions from the hydraulic fracturing of oil and natural gas wells and announced its intention to propose regulations by 2014 under the CWA regarding wastewater discharges from hydraulic fracturing and other gas production. In addition, some state and local authorities have considered or imposed new laws and rules related to hydraulic fracturing, including additional permit requirements, operational restrictions, disclosure obligations and temporary or permanent bans on hydraulic fracturing in certain jurisdictions or in environmentally sensitive areas. We cannot predict whether any additional federal, state or local laws or regulations will be enacted in this area and if so, what their provisions would be. If additional levels of reporting, regulation or permitting moratoria were required or imposed related to hydraulic fracturing, the volumes of natural gas and other products that we transport, gather, process and treat could decline and our results of operations could be adversely affected.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions and expectations may also change, and any new capital costs incurred to comply with such changes may not be recoverable under our regulatory rate structure or our customer contracts. In addition, new environmental laws and regulations might adversely affect our products and activities, including fractionation, storage and transportation, as well as waste management and air emissions. For instance, federal and state agencies could impose additional safety requirements, any of which could affect our profitability.

Our assets and operations can be adversely affected by weather and other natural phenomena.

Our assets and operations, including those located offshore, can be adversely affected by hurricanes, floods, earthquakes, landslides, tornadoes and other natural phenomena and weather conditions, including extreme temperatures, making it more difficult for us to realize the historic rates of return associated with these assets and operations. Insurance may be inadequate, and in some instances, we have been unable to obtain insurance on commercially reasonable terms or insurance has not been available at all. A significant disruption in operations or a significant liability for which we were not fully insured could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Our customers' energy needs vary with weather conditions. To the extent weather conditions are affected by climate change or demand is impacted by regulations associated with climate change, customers' energy use could increase or decrease depending on the duration and magnitude of the changes, leading either to increased investment or decreased revenues.

We depend on certain key customers and producers for a significant portion of our revenues and supply of natural gas and NGLs. If we lost any of these key customers or producers or contracted volumes, our revenues and cash available to pay distributions could decline.

We rely on a limited number of customers for a significant portion of our revenues. Although some of these customers are subject to long-term contracts, we may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all. The loss of all, or even a portion of, the revenues from natural gas, NGLs or contracted volumes, as applicable, supplied by these customers, as a result of competition, creditworthiness, inability to negotiate extensions or replacements of contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to unitholders, unless we are able to acquire comparable volumes from other sources.

We do not own all of the interests in Partially Owned Entities, which could adversely affect our ability to operate and control these assets in a manner beneficial to us.

Because we do not control the Partially Owned Entities, we may have limited flexibility to control the operation of or cash distributions received from these entities. The Partially Owned Entities' organizational documents require distribution of their available cash to their members on a quarterly basis; however, in each case, available cash is reduced, in part, by reserves appropriate for operating the businesses. At December 31, 2011, our investments in the Partially Owned Entities accounted for approximately 10 percent of our total consolidated assets. Any future disagreements with the other co-owners of these assets could adversely affect our ability to respond to changing economic or industry conditions, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to unitholders.

Significant prolonged changes in natural gas prices could affect supply and demand, cause a reduction in or termination of the long-term transportation and storage contracts or throughput on the Pipeline Entities' systems, and adversely affect our cash available to make distributions.

Higher natural gas prices over the long term could result in a decline in the demand for natural gas and, therefore, in the Pipeline Entities' long-term transportation and storage contracts or throughput on their respective systems. Also, lower natural gas prices over the long term could result in a decline in the production of natural gas resulting in reduced contracts or throughput on their systems. As a result, significant prolonged changes in natural gas prices could have a material adverse effect on our business, financial condition, results of operations and cash flows, and on our ability to make cash distributions to unitholders.

Legal and regulatory proceedings and investigations relating to the energy industry have adversely affected our business and may continue to do so. The operation of our businesses might also be adversely affected by changes in government regulations or in their interpretation or implementation, or the introduction of new laws or regulations applicable to our businesses or our customers.

Public and regulatory scrutiny of the energy industry has resulted in increased regulations being either proposed or implemented. Such scrutiny has also resulted in various inquiries, investigations and court proceedings. Both the shippers on our pipelines and regulators have rights to challenge the rates we charge under certain circumstances. Any successful challenge could materially affect our results of operations.

Certain inquiries, investigations and court proceedings are ongoing. Adverse effects may continue as a result of the uncertainty of these ongoing inquiries, investigations and court proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, we cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of our business and our revenues and net income or increase our operating costs in other ways. Current legal proceedings or other matters against us including environmental matters, suits, regulatory appeals and similar matters might result in adverse decisions against us. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

In addition, existing regulations might be revised or reinterpreted, new laws and regulations might be adopted or become applicable to us, our facilities or our customers, and future changes in laws and regulations could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions to unitholders. For example, various legislative and regulatory reforms associated with pipeline safety and integrity have been proposed recently, including the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 enacted on January 3, 2012. This law will result in the promulgation of new regulations to be administered by the Pipeline and Hazardous Materials Safety Administration ("PHMSA") affecting the operations of our Pipeline Entities including, but not limited to, requirements relating to pipeline inspection, installation of additional valves and other equipment and records verification. These reforms and any future changes in related laws and regulations could significantly increase our costs.

The 2010 drilling moratorium in the Gulf of Mexico and potentially more stringent regulations and permitting requirements on drilling in the Gulf of Mexico could adversely affect our operating results, financial condition and cash available to make distributions.

The drilling moratorium in the Gulf of Mexico (in force from May to October 2010) impacted our production handling, gathering and transportation operations through production delays which reduced volumes of natural gas and oil delivered to our platform, pipeline and gathering facilities in 2010. In addition, the Bureau of Ocean Energy Management, Regulation and Enforcement continues to develop more stringent drilling and permitting requirements for producers in the Gulf of Mexico which could cause delays in production or new drilling. A significant decline or delay in production volumes in the Gulf of Mexico could adversely affect our operating results, financial condition and cash available to make distributions through reduced production handling activities, gathering and transportation volumes, processing activities or other midstream services.

The Pipeline Entities' natural gas sales, transportation and storage operations are subject to regulation by FERC, which could have an adverse impact on their ability to establish transportation and storage rates that would allow them to recover the full cost of operating their respective pipelines, including a reasonable rate of return.

The Pipeline Entities' natural gas sales, transmission and storage operations are subject to federal, state and local regulatory authorities. Specifically, their interstate pipeline transportation and storage service is subject to regulation by the FERC. The federal regulation extends to such matters as:

- Transportation and sale for resale of natural gas in interstate commerce;
- Rates, operating terms and conditions of service, including initiation and discontinuation of service;
- The types of services the Pipeline Entities may offer to their customers;
- Certification and construction of new interstate pipelines and storage facilities;
- Acquisition, extension, disposition or abandonment of existing interstate pipelines and storage facilities;
- Accounts and records;
- Depreciation and amortization policies;
- Relationships with affiliated companies who are involved in marketing functions of the natural gas business;
- Market manipulation in connection with interstate sales, purchases or transportation of natural gas.

Under the Natural Gas Act ("NGA"), FERC has authority to regulate providers of natural gas pipeline transportation and storage services in interstate commerce, and such providers may only charge rates that have been determined to be just and reasonable by FERC. In addition, FERC prohibits providers from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

Regulatory actions in these areas can affect our business in many ways, including decreasing tariff rates and revenues, decreasing volumes in our pipelines, increasing our costs and otherwise altering the profitability of our pipeline business.

Unlike other interstate pipelines that own facilities in the offshore Gulf of Mexico, Transco charges its transportation customers a separate fee to access its offshore facilities. The separate charge is referred to as an "IT feeder" charge. The "IT feeder" rate is charged only when gas is actually transported on the facilities and typically it is paid by producers or marketers. Because the "IT feeder" rate is typically paid by producers and marketers, it generally results in netback prices to producers that are slightly lower than the netbacks realized by producers transporting on other interstate pipelines. This rate design disparity could result in producers bypassing Transco's offshore facilities in favor of alternative transportation facilities.

The rates, terms and conditions for the Pipeline Entities' interstate pipeline services are set forth in their respective FERC-approved tariffs. Any successful complaint or protest against the Pipeline Entities' rates could have an adverse impact on their revenues associated with providing transportation services.

The Pipeline Entities could be subject to penalties and fines if they fail to comply with laws governing our business.

The Pipeline Entities' operations are regulated by numerous governmental agencies including the FERC, the EPA and PHMSA. Should the Pipeline Entities fail to comply with all applicable statutes, rules, regulations and orders, they could be subject to substantial penalties and fines. For example, under the Energy Policy Act of 2005, the FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation and under the recently enacted Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, PHMSA has civil penalty authority up to $200,000 per day (from the prior $100,000), with a maximum of $2 million for any related series of violations (from the prior $1 million). Any material penalties or fines under these or other statutes, rules, regulations or orders could have a material adverse impact on the Pipeline Entities' business, financial condition, results of operations and cash flows, and on our ability to make cash distributions to unitholders.

The outcome of future rate cases to set the rates the Pipeline Entities can charge customers on their respective pipelines might result in rates that lower their return on the capital invested in those pipelines.

There is a risk that rates set by FERC in the Pipeline Entities' future rate cases will be inadequate to recover increases in operating costs or to sustain an adequate return on capital investments. There is also the risk that higher rates will cause their customers to look for alternative ways to transport their natural gas.

Our costs of testing, maintaining or repairing our facilities may exceed our expectations and the FERC or competition in our markets may not allow us to recover such costs in the rates we charge for our services.

We have experienced leaks and ruptures on one of our gas pipeline systems, including a rupture near Appomattox, Virginia in 2008 and a rupture near Sweet Water, Alabama in 2011. We could experience additional unexpected leaks or ruptures on our gas pipeline systems, or be required by regulatory authorities to test or undertake modifications to our systems that could result in a material adverse impact on our business, financial condition and results of operations if the costs of testing, maintaining or repairing our facilities exceed current expectations and the FERC or competition in our markets do not allow us to recover such costs in the rates we charge for our service. For example, in response to a recent third party pipeline rupture, PHMSA issued an Advisory Bulletin which, among other things, advises pipeline operators that if they are relying on design, construction, inspection, testing, or other data to determine the pressures at which their pipelines should operate, the records of that data must be traceable, verifiable and complete. More recently, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 became law and under this statute PHMSA may issue additional regulations addressing such records. Locating such records and, in the absence of any such records, verifying maximum pressures through physical testing or modifying or replacing facilities to meet the demands of such pressures, could significantly increase our costs. Additionally, failure to locate such records or verify maximum pressures could result in reductions of allowable operating pressures, which would reduce available capacity on our pipelines.

Increased competition from alternative natural gas transportation and storage options and alternative fuel sources could have a significant financial impact on us.

We compete primarily with other interstate pipelines and storage facilities in the transportation and storage of natural gas. Some of our competitors may have greater financial resources and access to greater supplies of natural gas than we do. Some of these competitors may expand or construct transportation and storage systems that would create additional competition for natural gas supplies or the services we provide to our customers. Moreover, Williams and its other affiliates may not be limited in their ability to compete with us. Further, natural gas also competes with other forms of energy available to our customers, including electricity, coal, fuel oils and other alternative energy sources.

The principal elements of competition among natural gas transportation and storage assets are rates, terms of service, access to natural gas supplies, flexibility and reliability. FERC's policies promoting competition in natural gas markets are having the effect of increasing the natural gas transportation and storage options for our traditional customer base. As a result, we could experience some "turnback" of firm capacity as the primary terms of existing agreements expire. If we are unable to remarket this capacity or can remarket it only at substantially discounted rates compared to previous contracts, we or our remaining customers may have to bear the costs associated with the turned back capacity. Increased competition could reduce the amount of transportation or storage capacity contracted on our system or, in cases where we do not have long-term fixed rate contracts, could force us to lower our transportation or storage rates. Competition could intensify the negative impact of factors that significantly decrease demand for natural gas or increase the price of natural gas in the markets served by our pipeline system, such as competing or alternative forms of energy, a regional or national recession or other adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the price of natural gas or limit the use of natural gas. Our ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors. All of these competitive pressures could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to make cash distributions to unitholders.

We may not be able to maintain or replace expiring natural gas transportation and storage contracts at favorable rates or on a long-term basis.

Our primary exposure to market risk for our gas pipelines occurs at the time the terms of existing transportation and storage contracts expire and are subject to termination. Upon expiration of the terms, we may not be able to extend contracts with existing customers to obtain replacement contracts at favorable rates or on a long-term basis.

The extension or replacement of existing contracts depends on a number of factors beyond our control, including:

- The level of existing and new competition to deliver natural gas to our markets;
- The growth in demand for natural gas in our markets;
- Whether the market will continue to support long-term firm contracts;
- Whether our business strategy continues to be successful;
- The level of competition for natural gas supplies in the production basins serving us;
- The effects of state regulation on customer contracting practices.

Any failure to extend or replace a significant portion of our existing contracts may have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to make cash distributions to unitholders.

Competitive pressures could lead to decreases in the volume of natural gas contracted or transported through the Pipeline Entities' pipeline systems.

Although most of the Pipeline Entities' pipeline systems' current capacity is fully contracted, FERC has taken certain actions to strengthen market forces in the interstate natural gas pipeline industry that have led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a transmission provider based on considerations other than location. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as our pipeline system. Any such new pipelines could offer transportation services that are more desirable to shippers because of locations, facilities, or other factors. These new pipelines could charge rates or provide service to locations that would result in greater net profit for shippers and producers and thereby force us to lower the rates charged for service on our pipeline in order to extend our existing transportation service agreements or to attract new customers. We are aware of proposals by competitors to expand pipeline capacity in certain markets we also serve which, if the proposed projects proceed, could increase the competitive pressure upon us. There can be no assurance that we will be able to compete successfully against current and future competitors and any failure to do so could have a material adverse effect on our business, results of operations, and our ability to make cash distributions to unitholders.

Certain of the Pipeline Entities' services are subject to long-term, fixed-price contracts that are not subject to adjustment, even if our cost to perform such services exceeds the revenues received from such contracts.

The Pipeline Entities provide some services pursuant to long-term, fixed price contracts. It is possible that costs to perform services under such contracts will exceed the revenues they collect for their services. Although most of the services are priced at cost-based rates that are subject to adjustment in rate cases, under FERC policy, a regulated service provider and a customer may mutually agree to sign a contract for service at a "negotiated rate" that may be above or below the FERC regulated cost-based rate for that service. These "negotiated rate" contracts are not generally subject to adjustment for increased costs that could be produced by inflation or other factors relating to the specific facilities being used to perform the services.

Our operations are subject to operational hazards and unforeseen interruptions for which they may not be adequately insured.

There are operational risks associated with the gathering, transporting, storage, processing and treating of natural gas and the fractionation and storage of NGLs, including:

- Hurricanes, tornadoes, floods, fires, extreme weather conditions and other natural disasters;
- Aging infrastructure and mechanical problems;
- Damages to pipelines and pipeline blockages or other pipeline interruptions;
- Uncontrolled releases of natural gas (including sour gas), NGLs, brine or industrial chemicals;
- Collapse or failure of storage caverns;
- Operator error;
- Damage caused by third party activity, such as operation of construction equipment;
- Pollution and other environmental risks;
- Fires, explosions, craterings and blowouts;
- Risks related to truck and rail loading and unloading;
- Risks related to operating in a marine environment;
- Terrorist attacks or threatened attacks on our facilities or those of other energy companies.

Any of these risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses, and only at levels we believe to be appropriate. The location of certain segments of our facilities in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. In spite of our precautions, an event such as those described above could cause considerable harm to people or property, and could have a material adverse effect on our financial condition and results of operations, particularly if the event is not fully covered by insurance. Accidents or other operating risks could further result in loss of service available to our customers.

We do not insure against all potential losses and could be seriously harmed by unexpected liabilities or by the inability of our insurers to satisfy our claims.

We are not fully insured against all risks inherent to our business, including environmental accidents. We do not maintain insurance in the type and amount to cover all possible risks of loss.

Williams currently maintains excess liability insurance with limits of $610 million per occurrence and in the annual aggregate with a $2 million per occurrence deductible. This insurance covers Williams, its subsidiaries, and certain of its affiliates, including us, for legal and contractual liabilities arising out of bodily injury or property damage, including resulting loss of use to third parties. This excess liability insurance includes coverage for sudden and accidental pollution liability for full limits, with the first $135 million of insurance also providing gradual pollution liability coverage for natural gas and NGL operations.

Although we maintain property insurance on certain physical assets that we own, lease or are responsible to insure, the policy may not cover the full replacement cost of all damaged assets or the entire amount of business interruption loss we may experience. In addition, certain perils may be excluded from coverage or sub-limited. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. We may elect to self insure a portion of our risks. We do not insure our onshore underground pipelines for physical damage, except at certain locations such as river crossings and compressor stations. Offshore assets are covered for property damage when loss is due to a named windstorm event and coverage for loss caused by a named windstorm is significantly sub-limited and subject to a large deductible. All of our insurance is subject to deductibles. If a significant accident or event occurs for which we are not fully insured it could adversely affect our operations and financial condition.

In addition, to the insurance coverage described above, Williams is a member of Oil Insurance Limited (OIL), an energy industry mutual insurance company, which provides coverage for damage to our property. As an insured of OIL, Williams shares in the losses among other OIL members even if its property is not damaged. As a result, we may share in any losses incurred by Williams.

Furthermore, any insurance company that provides coverage to us may experience negative developments that could impair their ability to pay any of our claims. As a result, we could be exposed to greater losses than anticipated and may have to obtain replacement insurance, if available, at a greater cost.

The occurrence of any risks not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows, and our ability to repay our debt and make cash distributions to unitholders.

Execution of our capital projects subjects us to construction risks, increases in labor costs and materials, and other risks that may adversely affect financial results.

Our growth may be dependent upon the construction of new natural gas gathering, transportation, compression, processing or treating pipelines and facilities or NGL fractionation or storage facilities, as well as the expansion of existing facilities. Construction or expansion of these facilities is subject to various regulatory, development and operational risks, including:

- The ability to obtain necessary approvals and permits by regulatory agencies on a timely basis and on acceptable terms;

- The availability of skilled labor, equipment, and materials to complete expansion projects;

- Potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project;

- Impediments on our ability to acquire rights-of-way or land rights on a timely basis and on acceptable terms;

- The ability to construct projects within estimated costs, including the risk of cost overruns resulting from inflation or increased costs of equipment, materials, labor or other factors beyond our control, that may be material;

- The ability to access capital markets to fund construction projects.

Any of these risks could prevent a project from proceeding, delay its completion or increase its anticipated costs. As a result, new facilities may not achieve expected investment return, which could adversely affect our results of operations, financial position, or cash flows and our ability to make cash distributions to unitholders.

Our operating results for certain components of our business might fluctuate on a seasonal and quarterly basis.

Revenues from certain components of our business can have seasonal characteristics. In many parts of the country, demand for natural gas and other fuels peaks during the winter. As a result, our overall operating results in the future might fluctuate substantially on a seasonal basis. Demand for natural gas and other fuels could vary significantly from our expectations depending on the nature and location of our facilities and pipeline systems and the terms of our natural gas transportation arrangements relative to demand created by unusual weather patterns.

We do not operate all of our assets. This reliance on others to operate our assets and to provide other services could adversely affect our business and operating results.

Williams and other third parties operate certain of our assets. We have a limited ability to control these operations and the associated costs. The success of these operations is therefore dependent upon a number of factors that are outside our control, including the competence and financial resources of the operators.

We rely on Williams for certain services necessary for us to be able to conduct our business. Williams may outsource some or all of these services to third parties, and a failure of all or part of Williams' relationships with its outsourcing providers could lead to delays in or interruptions of these services. Our reliance on Williams and others as operators and on Williams' outsourcing relationships, and our limited ability to control certain costs could have a material adverse effect on our business, results of operations, and financial condition and our ability to make cash distributions to unitholders.

We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.

We do not own all of the land on which our pipelines and facilities have been constructed. As such, we are subject to the possibility of increased costs to retain necessary land use. In those instances in which we do not own the land on which our facilities are located, we obtain the rights to construct and operate our pipelines and gathering systems on land owned by third parties and governmental agencies for a specific period of time. In addition, some of our facilities cross Native American lands pursuant to rights-of-way of limited term. We may not have the right of eminent domain over land owned by Native American tribes. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, and financial condition and our ability to make cash distributions to unitholders.

Potential changes in accounting standards might cause us to revise our financial results and disclosures in the future, which might change the way analysts measure our business or financial performance.

Regulators and legislators continue to take a renewed look at accounting practices, financial disclosures, and companies' relationships with their independent public accounting firms. It remains unclear what new laws or regulations will be adopted, and we cannot predict the ultimate impact that any such new laws or regulations could have. In addition, the Financial Accounting Standards Board, the SEC or FERC could enact new accounting standards or FERC could issue rules that might impact how we are required to record revenues, expenses, assets and liabilities. Any significant change in accounting standards or disclosure requirements could have a material adverse effect on our business, results of operations, and financial condition and our ability to make cash distributions to unitholders.

Institutional knowledge residing with current employees nearing retirement eligibility or with employees going to WPX as part of the separation of our exploration and production business might not be adequately preserved.

In certain areas of our business, institutional knowledge resides with employees who have many years of service. As these employees reach retirement age, or with the loss of employees as part of the separation of our exploration and production business, we may not be able to replace them with employees of comparable knowledge and experience. In addition, we may not be able to retain or recruit other qualified individuals, and our efforts at knowledge transfer could be inadequate. If knowledge transfer, recruiting and retention efforts are inadequate, access to significant amounts of internal historical knowledge and expertise could become unavailable to us.

Failure of our service providers or disruptions to our outsourcing relationships might negatively impact our ability to conduct our business.

We rely on Williams for certain services necessary for us to be able to conduct our business. Williams may outsource some or all of these services to third parties, and a failure of all or part of Williams' relationships with its outsourcing providers could lead to delays in or interruptions of these services. Our reliance on Williams and others as service providers and on Williams' outsourcing relationships, and our limited ability to control certain costs, could have a material adverse effect on our business, results of operations and financial condition.

Some studies indicate a high failure rate of outsourcing relationships. A deterioration in the timeliness or quality of the services performed by the outsourcing providers or a failure of all or part of these relationships could lead to loss of institutional knowledge and interruption of services necessary for us to be able to conduct our business. The expiration of such agreements or the transition of services between providers could lead to similar losses of institutional knowledge or disruptions.

Certain of our accounting and information technology services are currently provided by an outsourcing provider from service centers outside of the United States. The economic and political conditions in certain countries from which Williams' outsourcing providers may provide services to us present similar risks of business operations located outside of the United States, including risks of interruption of business, war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States.

Acts of terrorism could have a material adverse effect on our financial condition, results of operations and cash flows.

Our assets and the assets of our customers and others may be targets of terrorist activities that could disrupt our business or cause significant harm to our operations, such as full or partial disruption to our ability to produce, process, transport or distribute natural gas, NGLs or other commodities. Acts of terrorism as well as events occurring in response to or in connection with acts of terrorism could cause environmental repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations, and cash flows and on our ability to make cash distributions to unitholders.

Our business could be negatively impacted by security threats, including cybersecurity threats, and related disruptions.

We rely on our information technology infrastructure to process, transmit and store electronic information, including information we use to safely operate our assets. While we believe that we maintain appropriate information security policies and protocols, we face cybersecurity and other security threats to our information technology infrastructure, which could include threats to our operational and safety systems that operate our pipelines, plants and assets. We could face unlawful attempts to gain access to our information technology infrastructure, including coordinated attacks from hackers, whether state-sponsored groups, "hacktivists," or private individuals. The age, operating systems or condition of our current information technology infrastructure and software assets and our ability to maintain and upgrade such assets could affect our ability to resist cybersecurity threats. We could also face attempts to gain access to information related to our assets through attempts to obtain unauthorized access by targeting acts of deception against individuals with legitimate access, physical locations, or information otherwise known as "social engineering."

Our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. Breaches in our information technology infrastructure or physical facilities, or other disruptions, could result in damage to our assets, safety incidents, damage to the environment, potential liability or the loss of contracts, and have a material adverse effect on our operations, financial position and results of operations.

Risks Inherent in an Investment in Us

Williams controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has limited fiduciary duties, and it and its affiliates may have conflicts of interest with us and our unitholders, and our general partner and its affiliates may favor their interests to the detriment of our unitholders.

Williams owns and controls our general partner and appoints all of the directors of our general partner. All of the executive officers and certain directors of our general partner are officers and/or directors of Williams and certain of its affiliates. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us, the directors and officers of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Williams. Therefore, conflicts of interest may arise between Williams and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following factors:

- Neither our partnership agreement nor any other agreement requires Williams or its affiliates to pursue a business strategy that favors us. Williams' directors and officers have a fiduciary duty to make decisions in the best interests of the owners of Williams, which may be contrary to the best interests of us and our unitholders;

- All of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams and certain of its affiliates, and these persons will also owe fiduciary duties to those entities;

- Our general partner is allowed to take into account the interests of parties other than us, such as Williams and its affiliates, in resolving conflicts of interest;

- Williams owns common units representing an approximate 70 percent limited partner interest in us, and if a vote of limited partners is required in which Williams is entitled to vote, Williams will be able to vote its units in accordance with its own interests, which may be contrary to our interests or the interests of our unitholders;

- All of the executive officers and certain of the directors of our general partner will devote significant time to our business and/or the business of Williams, and will be compensated by Williams for the services rendered to them;

- Our general partner determines the amount and timing of our cash reserves, asset purchases and sales, capital expenditures, borrowings and issuances of additional partnership securities, each of which can affect the amount of cash that is distributed to our unitholders;

- Our general partner determines the amount and timing of any capital expenditures and, based on the applicable facts and circumstances and, in some instances, with the concurrence of the conflicts committee of its board of directors, whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure or investment capital expenditure, neither of which reduces operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner with respect to its incentive distribution rights;

- In some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions even if the purpose or effect of the borrowing is to make incentive distributions to itself as general partner;

- Our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- Our general partner has limited liability regarding our contractual and other obligations and in some circumstances is required to be indemnified by us;

- Pursuant to our partnership agreement, our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80 percent of our outstanding common units;

- Our general partner controls the enforcement of obligations owed to us by it and its affiliates;

- Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to such unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. The limitation and definition of these duties is permitted by the Delaware law governing limited partnerships. In addition, our partnership agreement restricts the remedies available to holders of our limited partner units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

- Permits our general partner to make a number of decisions in its individual capacity as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

- Provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

- Generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

- Provides that our general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to us or our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was criminal;

- Provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or the conflicts committee of its board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Common unitholders are bound by the provisions in our partnership agreement, including the provisions discussed above.

Affiliates of our general partner, including Williams, are not limited in their ability to compete with us. Williams is also not obligated to offer us the opportunity to acquire additional assets or businesses from it, which could limit our commercial activities or our ability to grow. In addition, all of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams, and these persons will also owe fiduciary duties to Williams.

While our relationship with Williams and its affiliates is a significant attribute, it is also a source of potential conflicts. For example, Williams is in the natural gas business and is not restricted from competing with us. Williams and its affiliates may compete with us. Williams and its affiliates may acquire, construct or dispose of natural gas industry assets in the future, some or all of which may compete with our assets, without any obligation to offer us the opportunity to purchase or construct such assets. In addition, all of the executive officers and certain of the directors of our general partner are also officers and/or directors of Williams and certain of its affiliates and will owe fiduciary duties to those entities as well as our unitholders and us.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Williams and not by the unitholders. Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Cost reimbursements due to our general partner and its affiliates will reduce cash available to pay distributions to unitholders.

We will reimburse our general partner and its affiliates, including Williams, for various general and administrative services they provide for our benefit, including costs for rendering administrative staff and support services to us, and overhead allocated to us. Our general partner determines the amount of these reimbursements in its sole discretion. Payments for these services will be substantial and will reduce the amount of cash available for distributions to unitholders. Furthermore, Williams, which owns our general partner, recently completed the separation of its exploration and production business into a newly formed separate publicly-traded corporation. The spin-off of Williams' exploration and production business is expected to increase the costs of the general and administrative services provided to us. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Even if unitholders are dissatisfied, they have little ability to remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by Williams. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The vote of the holders of at least 66 2/3 percent of all outstanding common units is required to remove our general partner. Our general partner and its affiliates currently own approximately 71 percent of our outstanding common units and, as a result, our public unitholders cannot remove our general partner without its consent.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make payments on our debt obligations and distributions on our common units.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in these subsidiaries. As a result, our ability to make required payments on our debt obligations and distributions on our common units depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state partnership and limited liability company laws and other laws and regulations. If we are unable to obtain the funds necessary to pay the principal amount at maturity of our debt obligations, to repurchase our debt obligations upon the occurrence of a change of control or make distributions on our common units, we may be required to adopt one or more alternatives, such as a refinancing of our debt obligations or borrowing funds to make distributions on our common units. We cannot assure you that we would be able to borrow funds to make distributions on our common units.

Our allocation from Williams for costs for its defined benefit pension plans and other postretirement benefit plans are affected by factors beyond our and Williams' control.

As we have no employees, employees of Williams and its affiliates provide services to us. As a result, we are allocated a portion of Williams' costs in defined benefit pension plans covering substantially all of Williams' or its affiliates' employees providing services to us, as well as a portion of the costs of other postretirement benefit plans covering certain eligible participants providing services to us. The timing and amount of our allocations under the defined benefit pension plans depend upon a number of factors Williams controls, including changes to pension plan benefits, as well as factors outside of Williams' control, such as asset returns, interest rates and changes in pension laws. Changes to these and other factors that can significantly increase our allocations could have a significant adverse effect on our financial condition and results of operations.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement effectively permits a change of control without unitholder consent.

We may issue additional common units without unitholder approval, which would dilute unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- Our unitholders' proportionate ownership interest in us will decrease;
- The amount of cash available to pay distributions on each unit may decrease;
- The ratio of taxable income to distributions may decrease;
- The relative voting strength of each previously outstanding unit may be diminished;
- The market price of the common units may decline.

Common units held by Williams eligible for future sale may adversely affect the price of our common units.

As of December 31, 2011, Williams held 217,095,249 common units, representing an approximate 73 percent limited partnership interest in us. Williams may, from time to time, sell all or a portion of its common units. Sales of substantial amounts of its common units, or the anticipation of such sales, could lower the market price of our common units and may make it more difficult for us to sell our equity securities in the future at a time and at a price that we deem appropriate.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

Pursuant to our partnership agreement, if at any time our general partner and its affiliates own more than 80 percent of the common units, our general partner will have the right, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. Our general partner may assign this right to any of its affiliates or to us. As a result, non-affiliated unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Such unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered under the Exchange Act, we would no longer be subject to the reporting requirements of such Act.

Our partnership agreement restricts the voting rights of unitholders owning 20 percent or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person that owns 20 percent or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees, transferees of their transferees (provided that our general partner has notified such secondary transferees that the voting limitation shall not apply to them), and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings, to acquire information about our operations and to influence the manner or direction of management.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

- We were conducting business in a state but had not complied with that particular state's partnership statute; or

- Your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by states and localities. If the Internal Revenue Service (the "IRS") were to treat us as a corporation for U.S. federal income tax purposes or if we were to become subject to a material amount of entity-level taxation for state or local tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. A publicly traded partnership such as us may be treated as a corporation for U.S. federal income tax purposes unless it satisfies a "qualifying income" requirement. We have not requested a ruling from the IRS on this or any other tax matter affecting us.

Failing to meet the qualifying income requirement or a change in current law may cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which currently has a top marginal rate of 35 percent, and would likely pay state and local income tax at the corporate tax rate of the various states and localities imposing a corporate income tax. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available to pay distributions to unitholders would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders, likely causing a substantial reduction in the value of the common units.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distributions to unitholders would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, then the levels of distributions at which our general partner will receive increasing percentages of the cash we distribute will be adjusted to reflect the impact of that law on us.

The U.S. federal income tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes, affect or cause us to change our business activities, affect the tax considerations of an investment in us, change the character or treatment of portions of our income and adversely affect an investment in our common units. The Obama administration and members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that affect certain publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of the common units each month based upon the ownership of the common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred.

We prorate our items of income, gain, loss and deduction between transferors and transferees of the common units each month based upon the ownership of the common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and although the U.S. Treasury Department issued proposed Treasury regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

An IRS contest of the U.S. federal income tax positions we take may adversely impact the market for the common units, and the costs of any contest will reduce our cash available for distribution to our unitholders and our general partner.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or the U.S. federal income tax positions we take. Any contest with the IRS may materially and adversely impact the market for the common units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available to pay distributions to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

Unitholders will be required to pay taxes on their share of our income even if unitholders do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, unitholders will be required to pay U.S. federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

The tax gain or loss on the disposition of the common units could be different than expected.

If a unitholder sells its common units, it will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its tax basis in those common units. Prior distributions to a unitholder in excess of the total net taxable income that was allocated to a unitholder for a common unit, which decreased its tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than its tax basis in that common unit, even if the price the unitholder receives is less than the original cost. A substantial portion of the amount realized, regardless of whether such amount represents gain, may be taxed as ordinary income to the unitholder due to potential recapture items, including depreciation recapture. In addition, because the amount realized may include a unitholder's share of our non-recourse liabilities, if a unitholder sells its common units, the unitholder may incur a U.S. federal income tax liability in excess of the amount of cash it received from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to the unitholders who are organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, may be taxable to them as "unrelated business taxable income." Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay U.S. federal income tax on their share of our taxable income.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that may not conform with all aspects of applicable Treasury regulations. Our counsel is unable to opine as to the validity of such filing positions. A successful IRS challenge to those positions could adversely affect the amount of U.S. federal income tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to unitholder tax returns.

Unitholders will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if the unitholder does not live in any of those jurisdictions. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign countries that impose a personal income tax or an entity level tax. It is the unitholder's responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

The sale or exchange of 50 percent or more of the total interest in our capital and profits within a 12-month period will result in a termination of our partnership for U.S. federal income tax purposes.

We will be considered to have terminated our partnership for U.S. federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all partners, which would result in us filing two tax returns for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than 12 months of our taxable income or loss being includable in the unitholder's taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but instead, we would be treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to its partners for the tax years in the fiscal year during which the termination occurs.

We have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional common units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our partners. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our current valuation methods, subsequent purchasers of common units may have a greater portion of their Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Code

Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between our general partner and certain of our partners.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from a unitholder's sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to the unitholder's tax returns.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Please read "Business" for a description of the location and general character of our principal physical properties. We generally own our facilities, although a substantial portion of our pipeline and gathering facilities are constructed and maintained pursuant to rights-of-way, easements, permits, licenses or consents on and across properties owned by others.

Item 3. ***Legal Proceedings***

Environmental

Certain reportable legal proceedings involving governmental authorities under federal, state and local laws regulating the discharge of materials into the environment are described below. While it is not possible for us to predict the final outcome of the proceedings which are still pending, we do not anticipate a material effect on our consolidated financial position if we receive an unfavorable outcome in any one or more of such proceedings.

In September 2007, the EPA requested, and our Transco subsidiary later provided, information regarding natural gas compressor stations in the states of Mississippi and Alabama as part of the EPA's investigation of Transco's compliance with the Clean Air Act. On March 28, 2008, the EPA issued notices of violation alleging violations of Clean Air Act requirements at these compressor stations. Transco met with the EPA in May 2008 and submitted a response denying the allegations in June 2008. In May 2011, Transco provided additional information to the EPA pertaining to these compressor stations in response to a request they had made in February 2011. In August 2010, the EPA requested, and Transco provided, similar information for a compressor station in Maryland.

In February 2012, the New Mexico Environmental Department and Williams Four Corners LLC settled alleged violations of the New Mexico Air Quality Act at five separate facilities that we own or operate for $164,000.

In September 2011, the Colorado Department of Public Health and Environment proposed a penalty of $301,000 for alleged violations of the Colorado Clean Water Act related to excavation work being done for our Crawford Trail Pipeline. Under a settlement reached with the agency in November 2011, we agreed to pay $44,300 and undertake certain supplemental environmental projects, valued at $230,700.

Other

The additional information called for by this item is provided in Note 15 of the Notes to Consolidated Financial Statements included under Part II, Item 8. Financial Statements of this report, which information is incorporated by reference into this item.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information, Holders and Distributions

Our common units are listed on the NYSE under the symbol "WPZ." At the close of business on February 14, 2012, there were 297,477,159 common units outstanding, held by approximately 72,274 record holders and holders in street name, including common units held by affiliates of Williams. In addition, our general partner holds all of our 2 percent general partner interest and incentive distribution rights. On February 17, 2012, we issued an additional 7,531,381 of our common units to Delphi Midstream Partners, LLC in connection with our acquisition of the Laser Gathering System.

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid to our unitholders.

	High	Low	Cash Distribution per Unit(a)
2011			
Fourth Quarter	$ 61.22	$ 49.11	$ 0.7625
Third Quarter	57.32	45.39	0.7475
Second Quarter	56.61	48.25	0.7325
First Quarter	52.00	44.81	0.7175
2010			
Fourth Quarter	$ 48.99	$ 42.30	$ 0.7025
Third Quarter	48.95	41.32	0.6875
Second Quarter	44.15	34.62	0.6725
First Quarter	42.35	30.01	0.6575

(a) Represents cash distributions attributable to the quarter and declared and paid within 45 days after quarter end. We paid cash distributions to our general partner with respect to its general partner interest and incentive distribution rights that totaled $302 million and $203 million for the 2011 and 2010 periods, respectively. The quarterly distribution with respect to the first quarter of 2010 on the Class C units and the additional general partner units issued in connection with Williams' contribution of ownership interests in certain entities to us in February 2010 were prorated to reflect that these interests were not outstanding during the full quarterly period.

Distributions of Available Cash

Within 45 days after the end of each quarter we will distribute all of our available cash, as defined in our partnership agreement, to unitholders of record on the applicable record date. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

- Less the amount of cash reserves established by our general partner to:
  - Provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);
  - Comply with applicable law, any of our debt instruments or other agreements; or
  - Provide funds for distribution to our unitholders and to our general partner for any one or more of the next four quarters;

- Plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are borrowings used solely for working capital purposes or to pay distributions made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

We will make distributions of available cash from operating surplus for any quarter in the following manner:

- First, 98 percent to all unitholders, pro rata, and 2 percent to our general partner, until each outstanding unit has received the minimum quarterly distribution for that quarter; and

- Thereafter, cash in excess of the minimum quarterly distributions is distributed to the unitholders and the general partner based on the incentive percentages below.

Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions	
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.5250	75%	25%
Thereafter	Above $0.5250	50%	50%

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

- Any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- Our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

The preceding discussion is based on the assumption that our general partner maintains its 2 percent general partner interest and that we do not issue additional classes of equity securities. Please read "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Discussion and Analysis of Financial Condition and Liquidity.*"

Item 6. ***Selected Financial Data***

The following financial data at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, should be read in conjunction with Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Part II, Item 8, *Financial Statements and Supplementary Data* of this Form 10-K. All other financial data has been prepared from our accounting records.

	2011	2010	2009	2008	2007
	(Millions, except per-unit amounts)				
Revenues	$ 6,729	$ 5,715	$ 4,602	$ 5,847	$ 5,684
Net income	1,378	1,101	1,036	2,108	1,462
Net income attributable to controlling interests	1,378	1,085	1,009	2,083	1,462
Net income per limited partner unit:					
Common unit	3.69	2.66	2.88	3.08	1.99
Subordinated unit	N/A	N/A	N/A	N/A	1.99
Total assets at December 31	14,380	13,404	12,475	12,167	11,419
Short-term notes payable and long-term debt due within one year at December 31	324	458	15	-	75
Long-term debt at December 31 (1)	6,913	6,365	2,981	2,971	2,821
Total equity at December 31	5,228	5,076	8,103	7,867	6,215
Cash dividends declared per unit	2.900	2.653	2.540	2.435	2.045

(1) The increase in 2010 reflects borrowings entered into related to an acquisition of certain businesses from Williams.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

We are primarily an energy infrastructure company focused on connecting North America's significant hydrocarbon resource plays to growing markets for natural gas and natural gas liquids. We manage our business and analyze our results of operations on a segment basis. Our operations are divided into two business segments: Gas Pipeline and Midstream Gas & Liquids (Midstream).

- Gas Pipeline includes Transcontinental Gas Pipe Line Company, LLC (Transco) and Northwest Pipeline GP (Northwest Pipeline), which own and operate a combined total of approximately 13,700 miles of pipelines. Gas Pipeline also holds interests in joint venture interstate and intrastate natural gas pipeline systems including a 49 percent interest in Gulfstream Natural Gas System L.L.C. (Gulfstream), which owns an approximate 745-mile pipeline.

- Midstream includes natural gas gathering, processing and treating facilities, and crude oil gathering and transportation facilities with primary service areas concentrated in major producing basins in Colorado, New Mexico, Wyoming, the Gulf of Mexico, and Pennsylvania.

As of December 31, 2011, The Williams Companies, Inc. (Williams) holds an approximate 75 percent interest in us, comprised of an approximate 73 percent limited partner interest and all of our 2 percent general partner interest.

Distributions

In the months of April, July, and October of 2011, and in January 2012, our general partner's Board of Directors approved approximately a 2 percent increase in our quarterly distribution to unitholders. (See Management's Discussion and Analysis of Financial Condition and Liquidity.)

Overview

Crude oil and NGL prices increased in 2011, while natural gas prices have remained relatively low. We have benefited from this environment as our *Net Income* for 2011 increased by $277 million compared to 2010, primarily due to improved natural gas liquids (NGL) margins partially offset by higher interest expense associated with increased debt levels in conjunction with the 2010 contribution of subsidiaries from our general partner. (See Results of Operations – Consolidated Overview.)

Abundant and low-cost natural gas reserves in the United States continue to drive strong demand for midstream and pipeline infrastructure. We believe that we have successfully positioned our energy infrastructure businesses for significant future growth, as highlighted by the following accomplishments during 2011 through the present:

- In October 2011, we executed an agreement with two significant producers to provide certain production handling services in the eastern deepwater Gulf of Mexico. We will design, construct and install a floating production system (Gulfstar FPS™) that will have the capacity to handle 60 thousand barrels per day (Mbbls/d) of oil, up to 200 million cubic feet per day (MMcf/d) of natural gas, and the capability to provide seawater injection services. We expect Gulfstar FPS™ to be placed into service in 2014 and to be capable of serving as a central host facility for other deepwater prospects in the area. (See Results of Operations – Segments, Midstream Gas & Liquids.)

- During 2011, we placed into service expansions of a natural gas transmission system, compression facilities, and line facilities that provide an aggregate additional 599 Mdth/d of incremental firm capacity. We also filed an application with the FERC to increase capacity by 250 Mdth/d by expanding our natural gas transmission system from the Marcellus Shale production region on the Leidy Line to various delivery points in New York and New Jersey. (See Results of Operations – Segments, Gas Pipeline.)

- In January 2012, we placed into service our Springville pipeline that will allow us to initially deliver approximately 300 MMcf/d into the Transco pipeline and full use of approximately 650 MMcf/d of capacity from various compression and dehydration expansion projects to our gathering business in Pennsylvania's Marcellus Shale. (See Results of Operations – Segments, Gas Pipeline.)

- Discovery, an equity method investee in which we own 60 percent and operate, announced in January 2012 that it signed long-term agreements with anchor customers for natural gas gathering and processing services for production from the central deepwater Gulf of Mexico. To provide these services Discovery plans to construct a new deepwater pipeline which will have the capacity to flow approximately 400 MMcf/d and will accommodate the tie-in of other deepwater prospects. (See Results of Operations – Segments, Midstream Gas & Liquids.)

- In January 2012, we completed an equity issuance of 7 million common units representing limited partner interests in us at a price of $62.81 per unit. In February 2012, the underwriters exercised their option to purchase an additional 1.05 million common units for $62.81 per unit, with expected settlement on February 28, 2012. The proceeds will be used to fund capital expenditures and for other general partnership purposes.

- In February 2012, we completed the acquisition of 100 percent of the ownership interests in certain entities from Delphi Midstream Partners, LLC for $325 million in cash, net of cash acquired in the transaction, and approximately 7.5 million of our common units. These entities primarily own the Laser Gathering System, which is comprised of 33 miles of 16-inch natural gas pipeline and associated gathering facilities in the Marcellus Shale in Susquehanna County, Pennsylvania, as well as 10 miles of gathering lines in southern New York. (See Results of Operations – Segments, Midstream Gas & Liquids.)

- In February 2012, we announced a new interstate gas pipeline joint venture with Cabot Oil & Gas Corporation. The new 120-mile Constitution Pipeline will connect Williams Partners' gathering system in Susquehanna County, Pennsylvania, to the Iroquois Gas Transmission and Tennessee Gas Pipeline systems. We will own 75 percent of Constitution Pipeline. This project, along with the newly acquired Laser Gathering System and our Springville pipeline are key steps in Williams Partners' strategy to create the Susquehanna Supply Hub, a major natural gas supply hub in northeastern Pennsylvania.

Outlook for 2012

We believe we are well-positioned to continue to execute on our 2012 business plan and to further realize our growth opportunities. Economic and commodity price indicators for 2012 and beyond reflect continued improvement in the economic environment. However, these measures can be volatile and it is reasonably possible that the economy could worsen and/or commodity prices could decline, negatively impacting our future operating results.

Our business plan for 2012 includes planned capital and investment expenditures of more than $2.7 billion, of which we expect to fund a significant portion through debt and equity issuances. Our structure is designed to drive lower capital costs, enhance reliable access to capital markets, and create a greater ability to pursue development projects and acquisitions. We expect to realize our growth opportunities through these continued investments in our businesses in a way that meets customer needs and enhances our competitive position by:

- Continuing to invest in and grow our gathering and processing and interstate natural gas pipeline systems;

- Retaining the flexibility to adjust, to some extent, our planned levels of capital and investment expenditures in response to changes in economic conditions or business opportunities.

Potential risks and obstacles that could impact the execution of our plan include:

- Availability of capital;

- General economic, financial markets, or industry downturn;

- Lower than anticipated energy commodity margins;
- Lower than expected levels of cash flow from operations;
- Counterparty credit and performance risk;
- Decreased volumes from third parties served by our midstream business;
- Changes in the political and regulatory environments;
- Physical damages to facilities, especially damage to offshore facilities by named windstorms.

We continue to address these risks through disciplined investment strategies, commodity hedging strategies, and maintaining ample liquidity from cash and cash equivalents and unused revolving credit facility capacity.

Williams incurs certain corporate general and administrative costs which are charged to its business segments, including us. We expect an increase in our proportionate share of these costs in 2012, due in part to Williams' spin-off of its former exploration and production business, which was completed on December 31, 2011.

Accounting Pronouncements Issued But Not Yet Adopted

Accounting pronouncements that have been issued but not yet adopted may have an effect on our Consolidated Financial Statements in the future.

See *Accounting Standards Issued But Not Yet Adopted* in Note 1 of Notes to Consolidated Financial Statements for further information on recently issued accounting standards.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which may involve subjectivity and judgment and/or are susceptible to change. We have reviewed the subjective and judgmental accounting estimates and assumptions used in the preparation of our financial statements and determined that we have no such critical accounting estimates. We have reviewed this determination with the Audit Committee of the Board of Directors of our general partner. We believe that none of these estimates and assumptions is material to our financial condition or results of operations.

Results of Operations

Consolidated Overview

The following table and discussion is a summary of our consolidated results of operations for the three years ended December 31, 2011. The results of operations by segment are discussed in further detail following this consolidated overview discussion.

	Years Ended December 31,						
	2011	$ Change from 2010*	% Change from 2010*	2010	$ Change from 2009*	% Change from 2009*	2009
				(Millions)			
Revenues	$ 6,729	+1,014	+18%	$ 5,715	+1,113	+24%	$ 4,602
Costs and expenses:							
Costs and operating expenses	4,672	-688	-17%	3,984	-884	-29%	3,100
Selling, general and administrative expenses	290	-9	-3%	281	+19	+6%	300
Other (income) expense – net	13	-28	NM	(15)	-19	-56%	(34)
General corporate expenses	112	+13	+10%	125	-16	-15%	109
Total costs and expenses	5,087			4,375			3,475
Operating income	1,642			1,340			1,127
Equity earnings	142	+33	+30%	109	+28	+35%	81
Interest accrued – net	(415)	-51	-14%	(364)	-163	-81%	(201)
Interest income	2	-2	-50%	4	-16	-80%	20
Other income (expense) – net	7	-5	-42%	12	+3	+33%	9
Net income	1,378			1,101			1,036
Less: Net income attributable to noncontrolling interests	-	+16	+100%	16	+11	+41%	27
Net income attributable to controlling interests	$ 1,378			$ 1,085			$ 1,009

* + = Favorable change; - = Unfavorable change; NM = A percentage calculation is not meaningful due to a change in signs, a zero-value denominator, or a percentage change greater than 200.

2011 vs. 2010

The increase in *revenues* is primarily due to higher marketing and NGL production revenues at Midstream resulting from higher average energy commodity prices, partially offset by lower equity NGL volumes. Additionally, fee revenues increased at Midstream primarily due to higher gathering and processing fee revenue in the Marcellus Shale related to gathering assets acquired in late 2010 and the Piceance basin as a result of an agreement executed in November 2010. Gas Pipeline transportation revenues increased primarily due to expansion projects placed in service in 2010 and 2011.

The increase in *costs and operating expenses* is primarily due to increased marketing purchases at Midstream primarily resulting from higher average energy commodity prices. Additionally, operating costs increased primarily due to higher maintenance and higher depreciation costs. These increases are partially offset by decreased costs associated with production of NGLs reflecting lower average natural gas prices and lower equity NGL volumes at Midstream.

The unfavorable change in *other (income) expense – net* within *operating income* primarily reflects:

- $15 million of lower involuntary conversion gains in 2011 as compared to 2010 at Midstream due to insurance recoveries that are in excess of the carrying value of assets;

- The absence of a $12 million gain in 2010 on the sale of part of our ownership interest in certain Piceance gathering assets at Midstream;

- $4 million lower sales of base gas from Hester Storage Field in 2011 compared to 2010 at Gas Pipeline.

Partially offsetting the unfavorable change is $10 million related to the reversal of project feasibility costs from expense to capital in 2011 at Gas Pipeline (see Note 5 of Notes to Consolidated Financial Statements).

The decrease in *general corporate expenses* is primarily due to the absence of $12 million of outside services incurred in 2010 related to certain businesses acquired from our general partner.

The increase in *operating income* generally reflects an improved energy commodity price environment in 2011 compared to 2010 and increased fee revenues, partially offset by higher operating costs and an unfavorable change in *other (income) expense – net* as previously discussed.

Equity earnings increased primarily due to a $21 million increase from Gulfstream as a result of an increased ownership interest at Gas Pipeline and a $14 million increase from the 2010 acquisition of an additional interest in Overland Pass Pipeline Company LLC (OPPL) at Midstream.

The increase in *interest accrued – net* is primarily due to the $3.5 billion of senior notes issued in February 2010 and $600 million of senior notes issued in November 2010. In addition, 2010 project completions at Midstream contributed to a decrease in interest capitalized.

Net income attributable to noncontrolling interest decreased due to the merger with Williams Pipeline Partners L.P. (WMZ), which was completed in the third quarter of 2010.

2010 vs. 2009

The increase in *revenues* is primarily due to higher marketing and NGL production revenues resulting from higher average energy commodity prices and higher fee revenues primarily due to higher gathering revenue in the Piceance basin at Midstream.

The increase in *costs and operating expenses* is primarily due to increased marketing purchases and NGL production costs from higher average energy commodity prices at Midstream.

Other (income) expense – net within *operating income* in 2009 includes a $40 million gain on the sale of our Cameron Meadows NGL processing plant at Midstream.

General corporate expenses in 2010 include $12 million of outside services as discussed above.

The increase in *operating income* generally reflects an improved energy commodity margin environment in 2010 compared to 2009 and increased gathering-related fee revenues. The favorable change is partially offset by outside services incurred related to certain businesses acquired from our general partner and an unfavorable change in *other (income) expense – net* as previously discussed.

The increase in *equity earnings* is primarily due to a $10 million increase from Discovery, a $10 million increase from Aux Sable Liquid Products LP (Aux Sable) and equity earnings of $5 million from our increased investment in OPPL in 2010 at Midstream.

Interest accrued – net increased primarily due to the $3.5 billion of senior notes that were issued in February 2010 in conjunction with certain businesses acquired from our general partner.

Interest income decreased due primarily to reduced advances to affiliates and lower average interest rates in 2010 compared to 2009.

Net income attributable to noncontrolling interests decreased due to the merger with WMZ, which was completed in the third quarter of 2010.

Results of Operations — Segments

Gas Pipeline

Overview

Gas Pipeline's strategy to create value focuses on maximizing the utilization of our pipeline capacity by providing high quality, low cost transportation of natural gas to large and growing markets.

Gas Pipeline's interstate transmission and storage activities are subject to regulation by the FERC and as such, our rates and charges for the transportation of natural gas in interstate commerce, and the extension, expansion or abandonment of jurisdictional facilities and accounting, among other things, are subject to regulation. The rates are established through the FERC's ratemaking process. Changes in commodity prices and volumes transported have little near-term impact on revenues because the majority of cost of service is recovered through firm capacity reservation charges in transportation rates.

Significant events of 2011 include:

Completed Expansion Projects

85 North

In September 2009, we received approval from the FERC to construct an expansion of our existing natural gas transmission system from Alabama to various delivery points as far north as North Carolina. Phase I was placed into service in July 2010 and it provides 90 thousand dekatherms per day (Mdth/d) of incremental firm capacity. Phase II was placed into service in May 2011 and it provides 219 Mdth/d of incremental firm capacity.

Mobile Bay South II

In July 2010, we received approval from the FERC to construct additional compression facilities and modifications to existing Mobile Bay line facilities in Alabama allowing transportation service to various southbound delivery points. The project was placed into service in May 2011 and provides incremental firm capacity of 380 Mdth/d.

In-progress Expansion Projects

Mid-South

In August 2011, we received approval from the FERC to upgrade compressor facilities and expand our existing natural gas transmission system from Alabama to markets as far north as North Carolina. The cost of the project is estimated to be $217 million. The project is expected to be phased into service in September 2012 and June 2013, with an expected increase in capacity of 225 Mdth/d.

Mid-Atlantic Connector

In July 2011, we received approval from the FERC to expand our existing natural gas transmission system from North Carolina to markets as far downstream as Maryland. The cost of the project is estimated to be $55 million and is expected to increase capacity by 142 Mdth/d. We plan to place the project into service in November 2012.

Northeast Supply Link

In December 2011, we filed an application with the FERC to expand our existing natural gas transmission system from the Marcellus Shale production region on the Leidy Line to various delivery points in New York and New Jersey. The cost of the project is estimated to be $341 million and is expected to increase capacity by 250 Mdth/d. We plan to place the project into service in November 2013.

Gulfstream acquisition

In May 2011, we acquired from Williams an additional 24.5 percent interest in Gulfstream in exchange for aggregate consideration of $297 million of cash, 632,584 limited partner units, and an increase in the capital account of our general partner to allow it to maintain its 2 percent general partner interest. We funded the cash consideration for this transaction through our credit facility.

Eminence Storage Field Leak

On December 28, 2010, we detected a leak in one of the seven underground natural gas storage caverns at our Eminence Storage Field in Mississippi. Due to the leak and related damage to the well at an adjacent cavern, both caverns are out of service. In addition, two other caverns at the field, which were constructed at or about the same time as those caverns, have experienced operating problems, and we have determined that they should also be retired. The event has not affected the performance of our obligations under our service agreements with our customers.

In September 2011, we filed an application with the FERC seeking authorization to abandon these four caverns. We estimate the total abandonment costs, which will be capital in nature, will be approximately $76 million which is expected to be spent through the first half of 2013. Through December 31, 2011 we have incurred approximately $38 million in abandonment costs. This estimate is subject to change as work progresses and additional information becomes known. Management considers these costs to be prudent costs incurred in the abandonment of these caverns and expects to recover these costs, net of insurance proceeds, in future rate filings. To the extent available, the abandonment costs will be funded from the ARO Trust. (See Note 14 of Notes to Consolidated Financial Statements.)

For the year ended December 31, 2011, we incurred approximately $15 million of expense related primarily to assessment and monitoring costs to ensure the safety of the surrounding area.

Outlook for 2012

In addition to the various in-progress expansion projects previously discussed, we have several other proposed projects to meet customer demands. Subject to regulatory approvals, construction of some of these projects could begin as early as 2012. We have planned capital and investment expenditures of $600 million to $700 million in 2012 mainly due to various in-progress expansion projects discussed above, as well as maintenance of existing facilities, primarily due to pipeline integrity costs and U. S. Department of Transportation mandatory requirements.

Filing of rate cases

During 2012, we expect to file rate cases for both Transco and Northwest Pipeline, which are expected to result in new transportation and storage rates beginning in 2013.

Year-Over-Year Operating Results

	Year ended December 31,		
	2011	2010	2009
		(Millions)	
Segment revenues	$ 1,678	$ 1,605	$ 1,591
Segment profit	$ 673	$ 637	$ 635

2011 vs. 2010

Segment revenues increased $73 million, or 5 percent, primarily due to a $68 million increase in transportation revenues associated with expansion projects placed in service during 2010 and 2011, and $17 million higher system management gas sales (offset in *costs and operating expenses).* These increases are partially offset by $4 million lower sales of base gas from Hester Storage Field.

Costs and operating expenses increased $55 million, or 7 percent, primarily due to $17 million higher system management gas costs (offset in *segment revenues*), $17 million increased pipeline maintenance costs, $10 million higher depreciation expense resulting from additional assets placed in service in 2010 and 2011, and $10 million increased operations and maintenance expense related to the Eminence Storage Field leak.

Equity earnings improved $20 million primarily due to the acquisition of an additional interest in Gulfstream in May 2011.

Segment profit increased primarily due to the previously described changes.

2010 vs. 2009

Segment revenues increased primarily due to a $20 million increase in transportation revenues associated with expansion projects placed in service by Transco during 2010 and 2009 and a $9 million sale of base gas from Hester Storage Field (offset in *costs and operating expenses.*) Offsetting these increases is a $20 million decrease in other service revenues associated with reduced customer usage of our temporary natural gas loan and storage services.

Costs and operating expenses increased $25 million, or 3 percent, reflecting the absence of $11 million of income from an adjustment of state franchise taxes in 2009, a $9 million increase associated with the cost of selling base gas from Hester Storage Field (offset in *segment revenues*) and higher depreciation expense of $7 million.

Selling, general and administrative expenses decreased $13 million, or 8 percent, primarily due to lower employee-related expenses, including pension and other postretirement benefits.

Other (income) expense — net reflects increased expense of $10 million related to the over collection of certain employee-related expenses (offset in *segment revenues*) that will be returned to customers, partially offset by a $8 million gain on the sale of base gas from Hester Storage Field.

Segment profit increased primarily due to the previously described changes.

Midstream Gas & Liquids

Overview of 2011

Midstream's ongoing strategy is to safely and reliably operate large-scale midstream infrastructure where our assets can be fully utilized and drive low per-unit costs. We focus on consistently attracting new business by providing highly reliable service to our customers.

Significant events during 2011 include the following:

Laser Northeast Gathering System Acquisition

In February 2012, we acquired the Laser Northeast Gathering System and other midstream businesses from Delphi Midstream Partners, LLC for $325 million in cash, net of cash acquired in the transaction and subject to certain closing adjustments, and approximately 7.5 million of our common units. The Laser Gathering System is comprised of 33 miles of 16-inch natural gas pipeline and associated gathering facilities in Susquehanna County, Pennsylvania, as well as 10 miles of gathering pipeline in southern New York. The acquisition is supported by existing long-term gathering agreements that provide acreage dedications and volume commitments. As production in the Marcellus increases, the Laser system is expected to reach a capacity of 1.3 Bcf/d.

Marcellus Shale Gathering Asset Transition and Expansion

Our Springville pipeline was placed into service in January 2012, allowing us to deliver approximately 300 MMcf/d into the Transco pipeline. This new take-away capacity allows full use of approximately 650 MMcf/d of capacity from various compression and dehydration expansion projects to our gathering business in northeastern Pennsylvania's Marcellus Shale which we acquired at the end of 2010. In conjunction with a long-term agreement with a significant producer, we are operating the 33-mile, 24-inch diameter natural gas gathering pipeline, connecting a portion of our gathering assets into the Transco pipeline. Expansions to the Springville compression facilities in 2012 are expected to increase the capacity to approximately 625 MMcf/d.

Construction of a new noncontiguous gathering system is complete and was placed into service in October 2011. This system currently has the capacity to deliver approximately 50 MMcf/d into a third-party interstate pipeline via the newly acquired Laser gathering system.

In early 2011, we assumed the operational activities for these gathering systems in northeastern Pennsylvania's Marcellus Shale which we acquired at the end of 2010. The acquired business included 75 miles of gathering pipelines and two compressor stations. We expect to expand this gathering system to a planned capacity of 1.7 Bcf/d by 2015.

Keathley Canyon Connector™

Our equity investee, Discovery, plans to construct, own, and operate a new 215-mile 20-inch deepwater lateral pipeline for production from the Keathley Canyon Connector™, Walker Ridge, and Green Canyon areas in the central deepwater Gulf of Mexico. Discovery has signed long-term agreements with anchor customers for natural gas gathering and processing services for production from those fields. The Keathley Canyon Connector™ lateral will originate from a third party floating production facility in the southeast portion of the Keathley Canyon Connector™ area and will connect to Discovery's existing 30-inch offshore gas transmission system. The lateral pipeline is estimated to have the capacity to flow more than 400 MMcf/d and will accommodate the tie-in of other deepwater prospects. Construction is expected to begin in 2013, with a mid-2014 in-service date.

Gulfstar FPS™ Deepwater Project

In October 2011, we executed agreements with two significant producers to provide production handling services for the Tubular Bells discovery located in the eastern deepwater Gulf of Mexico. The operator of the Tubular Bells field will utilize our proprietary floating-production system, Gulfstar FPS™. We expect Gulfstar FPS™ to be capable of serving as a central host facility for other deepwater prospects in the area. We will design, construct, and install our Gulfstar FPS™ with a capacity of 60 Mbbls/d of oil, up to 200 MMcf/d of natural gas, and the capability to provide seawater injection services. The facility is a spar-based floating production system that utilizes a standard design approach that will allow customers to reduce their cycle time from discovery to first production. Construction is underway and the project is expected to be in service in 2014.

Eagle Ford Shale

We have completed construction on a pipeline segment and related modifications necessary to reverse the flow of an existing Transco pipeline segment in southwest Texas, which began to gather south Texas gas to our Markham gas processing facility in the second quarter of 2011. In addition, we connected a third-party pipeline to our Markham plant during the third quarter that is delivering Eagle Ford Shale gas to the plant. We have executed both fee-based and keep whole processing agreements which we expect will increase utilization of our Markham facility to the full gas processing capacity. Markham is subject to limited NGL take-away capacity until third-party pipeline connections are completed in early 2013.

Perdido Norte

During the fourth quarter of 2010, both oil and gas production began to flow on a sustained basis through our Perdido Norte expansion, located in the western deepwater of the Gulf of Mexico. The project included a 200 MMcf/d expansion of our Markham gas processing facility and a total of 179 miles of deepwater oil and gas lines that expand the scale of our existing infrastructure. While 2011 production volumes were significantly lower than originally expected, they have increased each quarter of 2011, as producers have resolved several technical issues. With these improvements and with the addition of a new well, we anticipate volumes in 2012 to be higher than in 2011.

Overland Pass Pipeline

We became the operator of OPPL effective April 1, 2011. We own a 50 percent interest in OPPL which includes a 760-mile NGL pipeline from Opal, Wyoming, to the Mid-Continent NGL market center in Conway, Kansas, along with 150- and 125-mile extensions into the Piceance and Denver-Julesburg basins in Colorado, respectively. Our equity NGL volumes from our two Wyoming plants and our Willow Creek plant in Colorado are dedicated for transport on OPPL under a long-term shipping agreement. We plan to participate in the construction of a pipeline connection and capacity expansions, expected to be complete in early 2013, to increase the pipeline's capacity to the maximum of 255 Mbbls/d, to accommodate new volumes coming from the Bakken Shale in the Williston basin.

Laurel Mountain

The initial phases of the Shamrock compressor station are in service, providing 60 MMcf/d of additional capacity, with further expansions planned in 2012. This compressor station is expandable to 350 MMcf/d and will likely be the largest central delivery point out of the Laurel Mountain system. Our equity investee continues to progress on further additions to the gathering infrastructure.

Volatile commodity prices

Average per-unit NGL margins in 2011 were significantly higher than in 2010, benefiting from a strong demand for NGLs resulting in higher NGL prices and slightly lower natural gas prices driven by abundant natural gas supplies.

NGL margins are defined as NGL revenues less any applicable BTU replacement cost, plant fuel, and third-party transportation and fractionation. Per-unit NGL margins are calculated based on sales of our own equity volumes at the processing plants. Our equity volumes include NGLs where we own the rights to the value from NGLs recovered at our plants under both "keep-whole" processing agreements, where we have the obligation to replace the lost heating value with natural gas, and "percent-of-liquids" agreements whereby we receive a portion of the extracted liquids with no obligation to replace the lost heating value.



Gathering and Processing Per Unit NGL Margin with Production and Sales Volumes by Quarter
(excludes partially owned plants)
Cents per gallon
0
10
20
30
40
50
60
70
80
90
Gallons (Millions)
0
100
200
300
400
500
600
700
800
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
NGL production for others & change in inventory (millions of gallons)
Equity NGL sales (millions of gallons)
Realized NGL margin (cents per gallon)
5 year average NGL margin (cents per gallon) (1Q07 4Q11)

Outlook for 2012

The following factors could impact our business in 2012.

Commodity price changes

- We expect our average per-unit NGL margins in 2012 to be comparable to 2011 and higher than our rolling five-year average per-unit NGL margins. NGL price changes have historically tracked somewhat with changes in the price of crude oil, although NGL, crude, and natural gas prices are highly volatile, difficult to predict, and are often not highly correlated. NGL margins are highly dependent upon continued demand within the global economy. However, NGL products are currently the preferred feedstock for ethylene and propylene production, which has been shifting away from the more expensive crude-based feedstocks. Bolstered by abundant long-term domestic natural gas supplies, we expect to benefit from these dynamics in the broader global petrochemical markets.

- As part of our efforts to manage commodity price risks on an enterprise basis, we continue to evaluate our commodity hedging strategies. To reduce the exposure to changes in market prices, we have entered into NGL swap agreements to fix the prices of approximately 5 percent of our anticipated NGL sales volumes and an approximate corresponding portion of anticipated shrink gas requirements for 2012. The combined impact of these energy commodity derivatives will provide a margin on the hedged volumes of $106 million. The following table presents our energy commodity hedging instruments as of February 15, 2012.

	Period	Volumes Hedged		Weighted Average Hedge Price
Designated as hedging instruments:				**(per gallon)**
NGL sales - isobutane (million gallons)	Feb - Dec 2012	12.8	$	1.89
NGL sales - normal butane (million gallons)	Feb - Dec 2012	19.3	$	1.79
NGL sales - natural gasoline (million gallons)	Feb - Dec 2012	29.0	$	2.27
				(per MMbtu)
NGL sales - natural gasoline (million gallons)	Feb - Dec 2012	6.5	$	2.76

Gathering, processing, and NGL sales volumes

- The growth of natural gas supplies supporting our gathering and processing volumes are impacted by producer drilling activities, which are influenced by natural gas prices.

- In our onshore businesses, we anticipate significant growth in our gas gathering volumes as our infrastructure grows to support drilling activities in northeast Pennsylvania. We anticipate slight increases in gas gathering volumes in the Piceance basin and no change or slight declines in basins in the Rocky Mountain and Four Corners areas due to reduced drilling activity. We anticipate equity NGL volumes in 2012 to be comparable to 2011, as we expect little change in the volume of gas processed in the western onshore businesses. Sustained low gas prices could discourage producer drilling activities in our onshore areas and unfavorably impact the supply of natural gas available to gather and process in the long term.

- In our gulf coast businesses, we expect higher gas gathering, processing, and crude transportation volumes as production flowing through our Perdido Norte pipelines becomes consistent and other in-process drilling is completed. Increases in permitting, subsequent to the 2010 drilling moratorium, give us reason to expect gradual increased drilling activities in the Gulf of Mexico. In the Gulf Coast, our customers' drilling activities are primarily focused on crude oil economics, rather than natural gas. We have not experienced, and do not anticipate an overall significant decline in volumes due to reduced drilling activities.

- The operator of the third-party fractionator serving our NGL production transported on Overland Pass Pipeline has notified us of an expected 20- to 25-day outage in the second quarter of 2012 to accommodate their expansion efforts. The outage could result in a reduction to our equity volumes of up to approximately 20 to 25 million gallons, along with price impacts; however we are evaluating methods to mitigate the impact.

- We anticipate higher general and administrative, operating, and depreciation expense supporting our growing operations in northeast Pennsylvania, Piceance basin, and western Gulf of Mexico.

Expansion Projects

We have planned growth capital and investment expenditures of $2,035 million to $2,215 million in 2012. We plan to pursue expansion and growth opportunities in the Marcellus Shale region, Gulf of Mexico, and Piceance basin.

As previously discussed, our ongoing major expansion projects include expansions to our gathering infrastructure in the Marcellus Shale region in northeastern Pennsylvania, including the acquisition of the Laser gathering system and related planned additions, expansions within our Laurel Mountain equity investment, also in the Marcellus Shale region, as well as our Gulfstar FPS™ floating production system and Discovery's Keathley Canyon Connector™ pipeline, both located in the Gulf of Mexico.

In addition, we plan to construct a 350 MMcf/d cryogenic gas processing plant in conjunction with a new basin-wide agreement for all gathering and processing services provided by us to a customer in the Piceance basin. The Parachute TXP I plant is expected to be in service in 2014.

Year-Over-Year Operating Results

	Years ended December 31,		
	2011	**2010**	**2009**
		(Millions)	
Segment revenues	$ 5,051	$ 4,110	$ 3,011
Segment profit	$ 1,223	$ 937	$ 682

2011 vs. 2010

The increase in *segment revenues* includes:

- A $589 million increase in marketing revenues primarily due to higher average NGL and crude prices. These changes are substantially offset by similar changes in marketing purchases.

- A $244 million increase in revenues from our equity NGLs reflecting an increase of $272 million associated with a 25 percent increase in average NGL per-unit sales prices, partially offset by a decrease of $28 million associated with a 3 percent decrease in equity NGL volumes.

- A $103 million increase in fee revenues primarily due to higher gathering and processing fee revenues. We have fees from new volumes on our gathering assets in the Marcellus Shale in northeastern Pennsylvania, which we acquired at the end of 2010, and on our Perdido Norte gas and oil pipelines in the western deepwater Gulf of Mexico, which went into service in late 2010. In addition, higher fees in the Piceance basin are primarily a result of an agreement executed in November 2010. These increases are partially offset by a decline in gathering and transportation fees in the eastern deepwater Gulf of Mexico primarily due to natural field declines.

Segment costs and expenses increased $669 million, or 21 percent, including:

- A $574 million increase in marketing purchases primarily due to higher average NGL and crude prices.

These changes are offset by similar changes in marketing revenues.

- A $99 million increase in operating costs reflecting $57 million, or 17 percent, higher maintenance expenses, including maintenance expenses for our gathering assets in northeastern Pennsylvania acquired at the end of 2010, [more] maintenance performed on our assets in the western onshore businesses, and higher property insurance expense. In addition, depreciation expense is $33 million higher primarily due to our new Perdido Norte pipelines and our Echo Springs expansion, both of which went into service in late 2010, along with accelerated depreciation of our Lybrook plant which was idled in January 2012 when the gas was redirected to our Ignacio plant.

- The absence of $30 million in gains recognized in 2010 associated with sale of certain assets in Colorado's Piceance basin and involuntary conversion gains due to insurance recoveries in excess of the carrying value.

- A $42 million decrease in costs associated with our equity NGLs reflecting a decrease of $21 million associated with a 5 percent decrease in average natural gas prices and a $21 million decrease reflecting lower equity NGL volumes.

The increase in Midstream's *segment profit* reflects the previously described changes in *segment revenues* and *segment costs and expenses*. A more detailed analysis of the *segment profit* of certain Midstream operations is presented as follows.

The increase in Midstream's *segment profit* includes:

- A $286 million increase in NGL margins reflecting:

  - A $278 million increase in the onshore businesses' NGL margins reflecting a $249 million increase from favorable commodity price changes due primarily to a 25 percent increase in average NGL prices. NGL equity volumes sold are 5 percent higher reflecting new capacity at our Echo Springs plant.

  - An $8 million increase in the gulf coast business's NGL margins related to a $39 million increase from favorable commodity price changes, partially offset by 39 percent lower NGL equity volumes sold primarily due to a change in a major contract from "keep-whole" to "percent-of-liquids" processing.

- A $103 million increase in fee revenues as previously discussed.

- A $15 million increase in margins related to the marketing of NGLs and crude.

- A $13 million increase in equity earnings primarily due to higher OPPL equity earnings as a result of our purchase of an increased ownership interest in September 2010.

- A $99 million increase in operating costs as previously discussed.

- A $30 million unfavorable change primarily related to gains recognized in 2010 as previously discussed.

2010 vs. 2009

The increase in *segment revenues* includes:

- A $699 million increase in marketing revenues primarily due to higher average NGL and crude prices. These changes are more than offset by similar changes in marketing purchases.

- A $330 million increase in revenues associated with the production of NGLs reflecting an increase of $335 million associated with a 41 percent increase in average NGL per-unit sales prices.

- A $56 million increase in fee revenues primarily due to higher gathering revenue in the Piceance basin as a result of permitted increases in the cost-of-service gathering rate in 2010 and to new fees for processing natural gas production at Willow Creek. These increases are partially offset by reduced fees from lower deepwater gathering and transportation volumes and lower gathering rates and volumes in the Four Corners area.

Segment costs and expenses increased $861 million, or 36 percent, including:

- A $721 million increase in marketing purchases primarily due to higher average NGL and crude prices. These changes are offset by similar changes in marketing revenues.

- A $107 million increase in costs associated with the production of NGLs reflecting an increase of $101 million associated with a 30 percent increase in average natural gas prices.

- A $19 million increase in operating costs including $12 million higher depreciation primarily due to our new Perdido Norte pipelines and a full year of depreciation on our Willow Creek facility which was placed into service in the latter part of 2009.

- The absence of a $40 million gain on the sale of our Cameron Meadows processing plant in 2009, partially offset by smaller gains in 2010 including involuntary conversion gains due to insurance recoveries in excess of the carrying value of our gulf assets which were damaged by Hurricane Ike in 2008 and our Ignacio plant, which was damaged by a fire in 2007 and gains associated with sales of certain assets in Colorado's Piceance basin.

The increase in Midstream's *segment profit* reflects the previously described changes in *segment revenues* and *segment costs and expenses* and higher equity earnings. A more detailed analysis of the *segment profit* of certain Midstream operations is presented as follows.

The increase in Midstream's *segment profit* includes:

- A $223 million increase in NGL margins reflecting:

  - A $194 million increase in the onshore businesses' NGL margins reflecting a 43 percent increase in average NGL prices, partially offset by an increase in production costs reflecting a 31 percent increase in average natural gas prices. NGL equity volumes were slightly higher due primarily to a full year of production at Willow Creek in 2010 and new production capacity at Echo Springs in the fourth quarter of 2010, partially offset by the absence of favorable customer contractual changes in 2009 and decreasing inventory levels in 2009.

  - A $30 million increase in the gulf coast businesses' NGL margins reflecting a $40 million increase related to commodity price changes including a 34 percent increase in average NGL prices, partially offset by a 27 percent increase in average natural gas prices. NGL equity volumes sold were slightly lower driven by a 15 percent decrease in non-ethane volumes sold. Unfavorable impacts include natural field declines and an isolated sub-sea mechanical issue that reduced the Boomvang gas production flow, partially offset by low recoveries, primarily of ethane, in the first quarter of 2009 driven by unfavorable NGL economics.

- A $25 million increase in equity earnings, primarily due to

  - A $10 million increase from Discovery due primarily to higher processing margins and new volumes from the Tahiti pipeline lateral expansion completed in 2009.

  - A $10 million increase from Aux Sable primarily due to higher processing margins.

  - A $5 million increase from our new investment in Overland Pass Pipeline.

- A $56 million increase in fee revenues as previously discussed.

- A $19 million increase in operating costs as previously discussed.
- A $14 million unfavorable change related to the disposal of assets as previously discussed.
- A $22 million decrease in margins related to the marketing of NGLs and crude primarily due to lower favorable changes in pricing while product was in transit in 2010 as compared to 2009.

Management's Discussion and Analysis of Financial Condition and Liquidity

Overview

In 2011, we continued to focus upon growth through disciplined investments in our natural gas businesses. Examples of this growth included:

- Expansion of Gas Pipeline's interstate natural gas pipeline system and increased ownership in Gulfstream to meet the demand of growth markets.

- Continued investment in Midstream's gathering and processing capacity and infrastructure in the Marcellus Shale area, western United States, and deepwater Gulf of Mexico.

These investments were primarily funded through cash flow from operations and debt offerings.

Outlook

For 2012, we expect continued strong operating results and cash flows due to the combination of continued strong energy commodity margins and the start-up of certain expansion capital projects. However, energy commodity prices are volatile and difficult to predict. Although our cash flows are impacted by fluctuations in energy commodity prices, that impact is somewhat mitigated by certain of our cash flow streams that are not directly impacted by short-term commodity price movements, as follows:

- Firm demand and capacity reservation transportation revenues under long-term contracts at Gas Pipeline;

- Fee-based revenues from certain gathering and processing services at Midstream.

We believe we have, or have access to, the financial resources and liquidity necessary to meet our requirements for working capital, capital and investment expenditures, unitholder distributions and debt service payments while maintaining a sufficient level of liquidity. In particular, we note the following for 2012:

- We increased our per-unit quarterly distribution with respect to the fourth quarter of 2011 from $0.7475 to $0.7625. We expect to increase quarterly limited partner cash distributions by approximately 6 percent to 10 percent annually.

- We have $325 million of debt maturing in 2012. We anticipate funding this maturity with a new debt issuance.

- We expect to fund capital and investment expenditures, debt service payments, distributions to unitholders and working capital requirements primarily through cash flow from operations, cash and cash equivalents on hand, cash proceeds from common unit and/or long-term debt issuances and utilization of our revolving credit facility as needed. Based on a range of market assumptions, we currently estimate our cash flow from operations will be between $1.775 billion and $2.25 billion in 2012.

- In January 2012, we completed an equity issuance of 7 million common units representing limited partner interests in us at a price of $62.81 per unit. In February 2012, the underwriters exercised their option to purchase an additional 1.05 million common units for $62.81 per unit, with expected settlement on February 28, 2012.

- As previously discussed, on February 17, 2012, we completed the acquisition of 100 percent of the ownership interests in certain entities from Delphi Midstream Partners, LLC in exchange for $325 million in cash, net of cash acquired in the transaction and subject to certain closing adjustments, and approximately 7.5 million common units.

Liquidity

Based on our forecasted levels of cash flow from operations and other sources of liquidity, we expect to have sufficient liquidity to manage our businesses in 2012. Our internal and external sources of liquidity include:

- Cash and cash equivalents on hand;
- Cash generated from operations, including cash distributions from our equity-method investees;
- Cash proceeds from offerings of our common units and/or long-term debt;
- Use of our credit facility, as needed and available.

We anticipate our more significant uses of cash to be:

- Maintenance and expansion capital expenditures;
- Payment of debt maturities (pursuant to expected issuances of new long-term debt);
- Contributions to our equity-method investees to fund their expansion capital expenditures;
- Interest on our long-term debt;
- Quarterly distributions to our unitholders and/or general partner.

Potential risks associated with our planned levels of liquidity and the planned capital and investment expenditures discussed above include:

- Lower than expected levels of cash flow from operations;
- Limited availability of capital due to a change in our financial condition, interest rates, market or industry conditions;
- Sustained reductions in energy commodity margins from expected 2012 levels;
- Physical damages to facilities, especially damage to offshore facilities by named windstorms.

Available Liquidity	**December 31, 2011**
	(Millions)
Cash and cash equivalents	$ 163
Capacity available under our $2 billion five-year senior unsecured revolving credit facility (expires June 3, 2016) (1)	2,000
	$ 2,163

(1) In June 2011, we replaced our existing $1.75 billion unsecured revolving credit facility agreement with a new $2 billion five-year senior unsecured revolving credit facility agreement. The full amount of the new credit facility is available to us, to the extent not otherwise utilized by Transco and Northwest Pipeline, and may, under certain conditions, be increased by up to an additional $400 million. Transco and Northwest Pipeline are each able to borrow up to $400 million under the credit facility to the extent not otherwise utilized by the other co-borrowers. At December 31, 2011, we are in compliance with the financial covenants associated with this new credit facility agreement. (See 10 of Notes to Consolidated Financial Statements.)

Shelf Registration

In February 2012, we filed a shelf registration statement as a well-known seasoned issuer that allows us to issue an unlimited amount of registered debt and limited partnership unit securities.

Distributions from Equity Method Investees

Our equity method investees' organizational documents require distribution of their available cash to their members on a quarterly basis. In each case, available cash is reduced, in part, by reserves appropriate for operating their respective businesses. Our more significant equity method investees include: Aux Sable, Discovery, Gulfstream, Laurel Mountain, and OPPL.

Debt Offerings

In August 2011, Transco issued $375 million of 5.4 percent senior unsecured notes due 2041 to investors in a private debt placement. A portion of the proceeds were used to retire Transco's $300 million 7 percent senior unsecured notes that matured on August 15, 2011.

In November 2011, we completed a public offering of $500 million of our 4 percent senior notes due 2021. We used the net proceeds primarily to repay outstanding borrowings on our senior unsecured revolving credit facility.

Credit Ratings

The table below presents our current credit ratings and outlook on our senior unsecured long-term debt.

Rating Agency	Date of Last Change	Outlook	Senior Unsecured Debt Rating
Standard & Poor's	January 12, 2010	Positive	BBB-
Moody's Investor Service	February 27, 2012	Stable	Baa2
Fitch Ratings	February 9, 2012	Positive	BBB-

With respect to Standard and Poor's, a rating of "BBB" or above indicates an investment grade rating. A rating below "BBB" indicates that the security has significant speculative characteristics. A "BB" rating indicates that Standard and Poor's believes the issuer has the capacity to meet its financial commitment on the obligation, but adverse business conditions could lead to insufficient ability to meet financial commitments. Standard and Poor's may modify its ratings with a "+" or a "-" sign to show the obligor's relative standing within a major rating category.

With respect to Moody's, a rating of "Baa" or above indicates an investment grade rating. A rating below "Baa" is considered to have speculative elements. The "1", "2", and "3" modifiers show the relative standing within a major category. A "1" indicates that an obligation ranks in the higher end of the broad rating category, "2" indicates a mid-range ranking, and "3" indicates a ranking at the lower end of the category.

With respect to Fitch, a rating of "BBB" or above indicates an investment grade rating. A rating below "BBB" is considered speculative grade. Fitch may add a "+" or a "-" sign to show the obligor's relative standing within a major rating category.

Credit rating agencies perform independent analyses when assigning credit ratings. No assurance can be given that the credit rating agencies will continue to assign us investment grade ratings even if we meet or exceed their current criteria for investment grade ratios. A downgrade of our credit rating might increase our future cost of borrowing and would require us to post additional collateral with third parties, negatively impacting our available liquidity. As of December 31, 2011, we estimate that a downgrade to a rating below investment grade could require us to post up to $134 million in additional collateral with third parties.

Capital Expenditures

Each of our businesses is capital-intensive, requiring investment to upgrade or enhance existing operations and comply with safety and environmental regulations. The capital requirements of these businesses consist primarily of:

- Maintenance capital expenditures, which are generally not discretionary, including (1) capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives, (2) expenditures which are mandatory and/or essential to comply with laws and regulations and maintain the reliability of our operations, and (3) certain well connection expenditures.

- Expansion capital expenditures, which are generally more discretionary than maintenance capital expenditures, including (1) expenditures to acquire additional assets to grow our business, to expand and upgrade plant or pipeline capacity and to construct new plants, pipelines and storage facilities and (2) well connection expenditures which are not classified as maintenance expenditures.

The following table provides summary information related to our expected capital expenditures for 2012:

	Maintenance			Expansion		
Segment	Low	Midpoint	High	Low	Midpoint	High
			(Millions)			
Gas Pipeline	$ 330	$ 355	$ 380	$ 270	$ 295	$ 320
Midstream	115	125	135	2,035	2,125	2,215
Total	$ 445	$ 480	$ 515	$ 2,305	$ 2,420	$ 2,535

See Results of Operations – Segments, Gas Pipeline and Midstream for discussions describing the general nature of these expenditures.

Cash Distributions to Unitholders

We have paid quarterly distributions to unitholders and our general partner after every quarter since our initial public offering on August 23, 2005. However, Williams waived its incentive distribution rights related to the 2009 distribution periods. We have increased our quarterly distribution from $0.7475 to $ 0.7625 per unit, which resulted in a fourth- quarter 2011 distribution of approximately $311 million that was paid on February 10, 2012, to the general and limited partners of record at the close of business on February 3, 2012.

Sources (Uses) of Cash

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Net cash provided (used) by:			
Operating activities	$ 2,166	$ 1,816	$ 1,483
Financing activities	(818)	3,517	(544)
Investing activities	(1,372)	(5,299)	(919)
Increase (decrease) in cash and cash equivalents	$ (24)	$ 34	$ 20

Operating activities

Net cash provided by operating activities increased $350 million in 2011 as compared to 2010 primarily due to higher operating income.

Net cash provided by operating activities increased $333 million in 2010 as compared to 2009 primarily due to higher operating income and changes in working capital.

Financing activities

Significant transactions include:

2011

- $1.1 billion related to quarterly cash distributions paid to limited partner unitholders and our general partner;
- $500 million received from our public offering of senior unsecured notes in November 2011 primarily used to repay borrowings on our revolving credit facility mentioned below;
- $375 million received from Transco's issuance of senior unsecured notes in August 2011;
- $300 million paid to retire Transco's senior unsecured notes that matured in August 2011;
- $300 million received in revolver borrowings from our $1.75 billion unsecured credit facility used to acquire a 24.5 percent interest in Gulfstream from Williams in May 2011. This obligation was transferred to our new $2 billion unsecured credit facility at its inception in June 2011;
- $150 million paid to retire senior unsecured notes that matured in June 2011;
- $123 million distributed to Williams related to the excess purchase price over the contributed basis of Gulfstream in May 2011.

2010

- $3.5 billion of net proceeds from the issuance of senior unsecured notes;
- $660 million related to quarterly cash distributions paid to limited partner unitholders and our general partner;
- $600 million received from our public offering of senior notes in November 2010 primarily used to fund a portion of the cash consideration paid for our Piceance acquisition;
- $437 million received from our September and October 2010 equity offering primarily used to reduce revolver borrowings;
- $430 million received in revolver borrowings from our $1.75 billion unsecured credit facility primarily used to fund our increased ownership in OPPL, a transaction that closed in September 2010;
- $369 million received from our December 2010 equity offering used to reduce revolver borrowings and to fund a portion of our acquisition of certain midstream assets in Pennsylvania's Marcellus Shale in December 2010;
- $250 million received from revolver borrowings on our $1.75 billion unsecured credit facility in February 2010 to repay a term loan outstanding under our credit agreement which expired at the closing of certain businesses we acquired from Williams;
- $244 million distributed to Williams related to the excess purchase price over the contributed basis of the gathering and processing assets acquired in Colorado's Piceance basin;
- $200 million received in revolver borrowings from our $1.75 billion unsecured credit facility primarily used for general partnership purposes and to fund a portion of the cash consideration paid for our acquisition of certain gathering and processing assets in Colorado's Piceance basin;

- $152 million in distributions to Williams primarily related to the Contributed Entities prior to the closing of certain businesses we acquired from Williams.

2009

- $384 million in distributions to Williams related to the Contributed Entities prior to the closing of certain businesses we acquired from Williams;

- $144 million related to quarterly cash distributions paid to limited partner unitholders and our general partner.

Investing activities

Significant transactions include:

2011

- $991 million in capital expenditures;

- $174 million related to our acquisition of a 24.5 percent interest in Gulfstream from Williams in May 2011 (see Results of Operations – Segments, Gas Pipeline);

- $137 million contribution to our Laurel Mountain equity investment.

2010

- $3.4 billion related to the cash consideration paid for certain businesses we acquired from Williams;

- $837 million in capital expenditures;

- $458 million related to our Piceance acquisition;

- $424 million cash payment for our September 2010 acquisition of an increased interest in OPPL;

- $150 million paid for the purchase of a business in December 2010, consisting primarily of midstream assets in Pennsylvania's Marcellus Shale.

2009

- $907 million in capital expenditures;

- $108 million cash payment for our 51 percent ownership interest in our Laurel Mountain equity investment;

- $73 million of cash received as a distribution from Gulfstream following its debt offering.

Off-Balance Sheet Arrangements and Guarantees of Debt or Other Commitments

We have various other guarantees and commitments which are disclosed in Notes 8, 10, 14, and 15 of Notes to Consolidated Financial Statements. We do not believe these guarantees or the possible fulfillment of them will prevent us from meeting our liquidity needs.

Contractual Obligations

The table below summarizes the maturity dates of our contractual obligations at December 31, 2011:

	2012	2013 - 2014	2015 - 2016	Thereafter	Total
			(Millions)		
Long-term debt, including current portion:					
Principal	$ 325	$ -	$ 1,125	$ 5,803	$ 7,253
Interest	411	764	698	3,045	4,918
Operating leases (1)	33	49	44	145	271
Purchase obligations (2)	1,340	441	381	1,292	3,454
Other long-term obligations	-	1	1	-	2
Total	$ 2,109	$ 1,255	$ 2,249	$ 10,285	$ 15,898

(1) Includes a right-of-way agreement with the Jicarilla Apache Nation, which is considered an operating lease. We are required to make a fixed annual payment of $7.5 million and an additional annual payment, which varies depending on per-unit NGL margins and the volume of gas gathered by our gathering facilities subject to the right-of-way agreement. The table above for years 2013 and thereafter does not include such variable amounts related to this agreement as the variable amount is not yet determinable.

(2) Includes an estimated $2.2 billion long-term ethane purchase obligation with index-based pricing terms that is reflected in this table at December 31, 2011 prices. This obligation is part of an overall exchange agreement whereby volumes we transport on OPPL are sold at a third-party fractionator in Conway, Kansas, and we are subsequently obligated to purchase ethane volumes at Mont Belvieu. The purchased ethane volumes may be utilized or resold at comparable prices in the Mont Belvieu market.

Effects of Inflation

Our operations have historically not been materially affected by inflation. Approximately 63 percent of our gross property, plant, and equipment is at Gas Pipeline. Gas Pipeline is subject to regulation, which limits recovery to historical cost. While amounts in excess of historical cost are not recoverable under current FERC practices, we anticipate being allowed to recover and earn a return based on increased actual cost incurred to replace existing assets. Cost-based regulations, along with competition and other market factors, may limit our ability to recover such increased costs. For Midstream, operating costs are influenced to a greater extent by both competition for specialized services and specific price changes in crude oil and natural gas and related commodities than by changes in general inflation. Crude oil, natural gas, and NGL prices are particularly sensitive to the Organization of the Petroleum Exporting Countries (OPEC) production levels and/or the market perceptions concerning the supply and demand balance in the near future, as well as general economic conditions. However, our exposure to these price changes is reduced through the fee-based nature of certain of our services.

Environmental

We are a participant in certain environmental activities in various stages including assessment studies, cleanup operations and/or remedial processes at certain sites, some of which we currently do not own (see Note 15 of Notes to Consolidated Financial Statements). We are monitoring these sites in a coordinated effort with other potentially responsible parties, the U.S. Environmental Protection Agency (EPA), or other governmental authorities. We are jointly and severally liable along with unrelated third parties in some of these activities and solely responsible in others. Current estimates of the most likely costs of such activities are approximately $18 million, all of which are included in *other accrued liabilities* and *regulatory liabilities, deferred income and other* on the Consolidated Balance Sheet at December 31, 2011. We will seek recovery of approximately $10 million of these accrued costs through future natural gas transmission rates. The remainder of these costs will be funded from operations. During 2011, we paid approximately $4 million for cleanup and/or remediation and monitoring activities. We expect to pay approximately $4 million in 2012 for these activities. Estimates of the most likely costs of cleanup are generally based on completed assessment studies, preliminary results of studies or our experience with other similar cleanup operations. At December 31, 2011, certain assessment studies were still in process for which the ultimate outcome may yield significantly different estimates of most likely costs. Therefore, the actual costs incurred will depend on the final amount, type, and extent of contamination discovered at these sites, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

We are also subject to the Federal Clean Air Act (Act) and to the Federal Clean Air Act Amendments of 1990 (1990 Amendments), which added significantly to the existing requirements established by the Act. Pursuant to requirements of the 1990 Amendments and EPA rules designed to mitigate the migration of ground-level ozone, we have installed air pollution controls on existing sources at certain facilities in order to reduce ozone emissions.

In March 2008, the EPA promulgated a new, lower National Ambient Air Quality Standard (NAAQS) for ground-level ozone. Within two years, the EPA was expected to designate new eight-hour ozone non-attainment areas. However, in September 2009, the EPA announced it would reconsider the 2008 NAAQS for ground level ozone to ensure that the standards were clearly grounded in science and were protective of both public health and the environment. As a result, the EPA delayed designation of new eight-hour ozone non-attainment areas under the 2008 standards until the reconsideration is complete. In January 2010, the EPA proposed to further reduce the ground-level ozone NAAQS from the March 2008 levels. In September 2011, the EPA announced it would not move forward with the proposed 2010 ozone NAAQS. Instead, the EPA will implement the 2008 ozone NAAQS that was stayed during the reconsideration process. The EPA is expected to designate ozone nonattainment areas under the 2008 NAAQS in second quarter 2012 and we are unable at this time to estimate the cost of additions that may be required to meet this new regulation. However, designation of new eight-hour ozone non-attainment areas are expected to result in additional federal and state regulatory actions that will likely impact our operations and increase the cost of additions to *property, plant and equipment – net* on the Consolidated Balance Sheet.

Additionally, in August 2010, the EPA promulgated National Emission Standards for Hazardous Air Pollutants (NESHAP) regulations that will impact our operations. The emission control additions required to comply with the NESHAP regulations are estimated to include capital costs in the range of $24 million to $32 million through 2013, the compliance date.

In June 2010, the EPA promulgated a final rule establishing a new one-hour sulfur dioxide (SO_2) NAAQS. The effective date of the new SO_2 standard was August 23, 2010. This new standard is subject to challenge in federal court. EPA has not adopted final modeling guidance. We are unable at this time to estimate the cost of additions that may be required to meet this new regulation.

In February 2010, the EPA promulgated a final rule establishing a new one-hour nitrogen dioxide (NO_2) NAAQS. The effective date of the new NO_2 standard was April 12, 2010. This new standard is subject to numerous challenges in the federal court. We are unable at this time to estimate the cost of additions that may be required to meet this new regulation.

Our interstate natural gas pipelines consider prudently incurred environmental assessment and remediation costs and the costs associated with compliance with environmental standards to be recoverable through rates.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk

Our current interest rate risk exposure is related primarily to our debt portfolio. Our debt portfolio is comprised of fixed rate debt, which mitigates the impact of fluctuations in interest rates. Any borrowings under our credit facilities could be at a variable interest rate and could expose us to the risk of increasing interest rates. The maturity of our long-term debt portfolio is partially influenced by the expected lives of our operating assets. (See Note 10 of Notes to Consolidated Financial Statements.)

The tables below provide information by maturity date about our interest rate risk-sensitive instruments as of December 31, 2011 and 2010. Long-term debt in the tables represents principal cash flows, net of (discount) premium, and weighted-average interest rates by expected maturity dates. The fair value of our publicly traded long-term debt is valued using indicative year-end traded bond market prices. Private debt is valued based on market rates and the prices of similar securities with similar terms and credit ratings.

	2012	2013	2014	2015	2016	Thereafter(1)	Total	Fair Value December 31, 2011
					(Millions)			
Long-term debt, including current portion:								
Fixed rate	$ 325	$ -	$ -	$ 750	$ 375	$ 5,787	$ 7,237	$ 8,170
Interest rate	5.6%	5.5%	5.5%	5.6%	5.7%	5.9%		

	2011	2012	2013	2014	2015	Thereafter(1)	Total	Fair Value December 31, 2010
					(Millions)			
Long-term debt, including current portion:								
Fixed rate	$ 458	$ 325	$ -	$ -	$ 750	$ 5,290	$ 6,823	$ 7,283
Interest rate	5.9%	5.7%	5.7%	5.7%	5.8%	6.1%		

(1) Includes unamortized discount and premium.

Commodity Price Risk

We are exposed to the impact of fluctuations in the market price of natural gas and NGLs, as well as other market factors, such as market volatility and energy commodity price correlations. We are exposed to these risks in connection with our owned energy-related assets and our long-term energy-related contracts, and limited proprietary trading activities. Our management of the risks associated with these market fluctuations includes maintaining a conservative capital structure and significant liquidity, as well as using various derivatives and non derivative energy-related contracts. The fair value of derivative contracts is subject to many factors, including changes in energy commodity market prices, the liquidity and volatility of the markets in which the contracts are transacted, and changes in interest rates. (See Note 14 of Notes to Consolidated Financial Statements.)

We measure the risk in our portfolio using a value-at-risk methodology to estimate the potential one-day loss from adverse changes in the fair value of the portfolio. Value-at-risk requires a number of key assumptions and is not necessarily representative of actual losses in fair value that could be incurred from the portfolio. Our value-at-risk model uses a Monte Carlo method to simulate hypothetical movements in future market prices and assumes that, as a result of changes in commodity prices, there is a 95 percent probability that the one-day loss in fair value of the portfolio will not exceed the value-at-risk. The simulation method uses historical correlations and market forward prices and volatilities. In applying the value-at-risk methodology, we do not consider that the simulated hypothetical movements affect the positions or would cause any potential liquidity issues, nor do we consider that changing the portfolio in response to market conditions could affect market prices and could take longer than a one-day holding period to execute. While a one-day holding period has historically been the industry standard, a longer holding period could more accurately represent the true market risk given market liquidity and our own credit and liquidity constraints.

We segregate our derivative contracts into trading and nontrading contracts, as defined in the following paragraphs. We calculate value-at-risk separately for these two categories. Contracts designated as normal purchases or sales and nonderivative energy contracts have been excluded from our estimation of value-at-risk.

Trading

Our limited trading portfolio consists of derivative contracts entered into for purposes other than economically hedging our commodity price-risk exposure. The fair value of our trading derivatives was a net asset of less than $0.1 million at December 31, 2011. The value-at-risk for contracts held for trading purposes was less than $0.1 million at December 31, 2011 and zero at December 31, 2010.

Nontrading

Our nontrading portfolio consists of derivative contracts that hedge or could potentially hedge the price risk exposure from natural gas purchase and NGL sale activities.

The fair value of our nontrading derivatives was a net asset of $1 million at December 31, 2011.

The value at risk for derivative contracts held for nontrading purposes was zero at December 31, 2011 and 2010. During the year ended December 31, 2011, our value-at-risk for these contracts ranged from a high of $1 million to a low of zero.

Certain of the derivative contracts held for nontrading purposes in 2011 were accounted for as cash flow hedges but realized during the year. Of the total fair value on nontrading derivatives, cash flow hedges had a net asset value of zero as of December 31, 2011. Though these contracts would be included in our value-at-risk calculation, any changes in the fair value of the effective portion of these hedge contracts would generally not be reflected in earnings until the associated hedged item affects earnings.

Trading Policy

We have policies and procedures that govern our trading and risk management activities. These policies cover authority and delegation thereof in addition to control requirements, authorized commodities and term and exposure limitations.

Item 8. ***Financial Statements and Supplementary Data***

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a — 15(f) and 15d — 15(f) under the Securities Exchange Act of 1934). Our internal controls over financial reporting are designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and board of directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our general partner's Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment we concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Ernst & Young LLP, our independent registered public accounting firm, has audited our internal control over financial reporting, as stated in their report which is included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors of Williams Partners GP LLC
General Partner of Williams Partners L.P.
and the Limited Partners of Williams Partners L.P.

We have audited Williams Partners L.P.'s (the Partnership) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Williams Partners L.P.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Williams Partners L.P. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Williams Partners L.P. as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Williams Partners GP LLC
General Partner of Williams Partners L.P.
and the Limited Partners of Williams Partners L.P.

We have audited the accompanying consolidated balance sheets of Williams Partners L.P. (the Partnership) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gulfstream Natural Gas System, L.L.C. (Gulfstream) (a limited liability corporation in which the Partnership has a 49 percent interest). The Partnership's investment in Gulfstream constituted three percent of the Partnership's assets as of December 31, 2011 and the Partnership's equity in the net income of Gulfstream constituted four percent of the Partnership's net income for the year ended December 31, 2011. Gulfstream's financial statements were audited by other auditors whose report has been furnished to us, and our opinion on the 2011 consolidated financial statements, insofar as it relates to the amounts included for Gulfstream, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Partners L.P. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Williams Partners L.P.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Gulfstream Natural Gas System, L.L.C.

We have audited the balance sheet of Gulfstream Natural Gas System, L.L.C., (the "Company"), as of December 31, 2011, and the related statements of operations, cash flows, and members' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gulfstream Natural Gas System, L.L.C. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
February 23, 2011

WILLIAMS PARTNERS L.P.
CONSOLIDATED STATEMENT OF INCOME

	Years Ended December 31,		
	2011	2010	2009
	(Millions, except per-unit amounts)		
Revenues:			
Gas Pipeline	$ 1,678	$ 1,605	$ 1,591
Midstream Gas & Liquids	5,051	4,110	3,011
Total revenues	6,729	5,715	4,602
Segment costs and expenses:			
Costs and operating expenses	4,672	3,984	3,100
Selling, general, and administrative expenses	290	281	300
Other (income) expense — net	13	(15)	(34)
Segment costs and expenses	4,975	4,250	3,366
General corporate expenses	112	125	109
Operating income:			
Gas Pipeline	615	599	600
Midstream Gas & Liquids	1,139	866	636
General corporate expenses	(112)	(125)	(109)
Total operating income	1,642	1,340	1,127
Equity earnings	142	109	81
Interest accrued — third-party	(425)	(392)	(207)
Interest accrued — affiliate	(1)	(1)	(52)
Interest capitalized	11	29	58
Interest income — third-party	2	1	1
Interest income — affiliate	-	3	19
Other income (expense) — net	7	12	9
Net income	1,378	1,101	1,036
Less: Net income attributable to noncontrolling interests	-	16	27
Net income attributable to controlling interests	$ 1,378	$ 1,085	$ 1,009
Allocation of net income for calculation of earnings per common unit:			
Net income attributable to controlling interests	$ 1,378	$ 1,085	$ 1,009
Allocation of net income to general partner and Class C units (a)	308	517	857
Allocation of net income to common units	$ 1,070	$ 568	$ 152
Basic and diluted net income per common unit	$ 3.69	$ 2.66	$ 2.88
Weighted average number of common units outstanding (thousands) (a)	290,255	213,539	52,777
Cash distributions per common unit	$ 2.96	$ 2.72	$ 2.54

(a) Calculated as discussed in Note 2.

See accompanying notes.

WILLIAMS PARTNERS L.P.
CONSOLIDATED BALANCE SHEET

	December 31, 2011	December 31, 2010
	(Millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 163	$ 187
Accounts and notes receivable:		
Trade	484	404
Affiliate	9	8
Inventories	148	195
Regulatory assets	40	51
Other current assets	70	53
Total current assets	914	898
Investments	1,383	1,045
Property, plant, and equipment – net	11,627	11,001
Regulatory assets, deferred charges, and other	456	460
Total assets	$ 14,380	$ 13,404
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable:		
Trade	$ 554	$ 322
Affiliate	57	154
Accrued interest	105	105
Asset retirement obligations	66	35
Other accrued liabilities	166	139
Long-term debt due within one year	324	458
Total current liabilities	1,272	1,213
Long-term debt	6,913	6,365
Asset retirement obligations	503	460
Regulatory liabilities, deferred income, and other	464	290
Contingent liabilities and commitments (Note 15)		
Equity:		
Common units (290,477,159 units outstanding at December 31, 2011 and 289,844,575 units outstanding at December 31, 2010)	6,810	6,564
General partner	(1,580)	(1,485)
Accumulated other comprehensive income (loss)	(2)	(3)
Total equity	5,228	5,076
Total liabilities and equity	$ 14,380	$ 13,404

See accompanying notes.

WILLIAMS PARTNERS L.P.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Williams Partners L.P.					
	Limited Partners		General Partner	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Common	Class C				
	(Millions)					
Balance – December 31, 2008	$ 1,620	$ -	$ 5,901	$ 4	$ 342	$ 7,867
Comprehensive income:						
Net income	145	-	864	-	27	1,036
Other comprehensive income (loss):						
Net unrealized change in cash flow hedges, net of reclassification adjustments	-	-	-	(2)	-	(2)
Total other comprehensive income (loss)						(2)
Total comprehensive income						1,034
Cash distributions	(134)	-	(10)	-	-	(144)
Dividends paid to noncontrolling interests	-	-	-	-	(23)	(23)
Distributions to The Williams Companies, Inc. – net	-	-	(384)	-	-	(384)
Reclassification of notes receivable	-	-	(253)	-	-	(253)
Other	-	-	5	-	1	6
Balance – December 31, 2009	$ 1,631	$ -	$ 6,123	$ 2	$ 347	$ 8,103
Comprehensive income:						
Net income	558	156	371	-	16	1,101
Other comprehensive income (loss):						
Net unrealized change in cash flow hedges, net of reclassification adjustments	-	-	-	(5)	-	(5)
Total other comprehensive income (loss)						(5)
Total comprehensive income						1,096
Cash distributions	(432)	(87)	(141)	-	-	(660)
Dividends paid to noncontrolling interests	-	-	-	-	(18)	(18)
Issuance of units (203,000,000 Class C units)	-	6,946	(6,946)	-	-	-
Distributions to The Williams Companies, Inc. – net	-	(3,357)	(679)	-	-	(4,036)
Excess of purchase price over contributed basis of business purchase from affiliate	-	-	(244)	-	-	(244)
Conversion of Class C units to Common (203,000,000 units)	3,658	(3,658)	-	-	-	-
Issuance of units due to Williams Pipeline Partners L.P. merger (13,580,485 common units)	343	-	-	-	(343)	-
Issuance of units to public (18,637,500 common units)	806	-	-	-	-	806
Contributions from general partner	-	-	29	-	-	29
Other	-	-	2	-	(2)	-
Balance – December 31, 2010	$ 6,564	$ -	$ (1,485)	$ (3)	$ -	$ 5,076
Comprehensive income:						
Net income	1,088	-	290	-	-	1,378
Other comprehensive income (loss):						
Net unrealized change in cash flow hedges, net of reclassification adjustments	-	-	-	1	-	1
Total other comprehensive income (loss)						1
Total comprehensive income						1,379
Cash distributions	(842)	-	(282)	-	-	(1,124)
Excess of purchase price over contributed basis of investment purchase from affiliate	-	-	(123)	-	-	(123)
Contributions from general partner	-	-	31	-	-	31
Other	-	-	(11)	-	-	(11)
Balance – December 31, 2011	$ 6,810	$ -	$ (1,580)	$ (2)	$ -	$ 5,228

See accompanying notes.

WILLIAMS PARTNERS L.P.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
OPERATING ACTIVITIES:			
Net income	$ 1,378	$ 1,101	$ 1,036
Adjustments to reconcile to net cash provided by operations:			
Depreciation and amortization	611	568	553
Cash provided (used) by changes in current assets and liabilities:			
Accounts and notes receivable	(80)	(23)	(93)
Inventories	47	(66)	17
Other assets and deferred charges	(8)	37	8
Accounts payable	163	28	2
Accrued liabilities	56	72	(73)
Affiliate accounts receivable and payable – net	(98)	72	16
Other, including changes in noncurrent assets and liabilities	97	27	17
Net cash provided by operating activities	2,166	1,816	1,483
FINANCING ACTIVITIES:			
Proceeds from long-term debt	1,596	5,029	-
Payments of long-term debt	(1,184)	(1,203)	(2)
Payment of debt issuance costs	(16)	(66)	-
Proceeds from sales of common units	-	806	-
General partner contributions	31	29	-
Dividends paid to noncontrolling interests	-	(18)	(23)
Distributions to limited partners and general partner	(1,124)	(660)	(144)
Excess of purchase price over contributed basis of business and investment	(123)	(244)	-
Distributions to The Williams Companies, Inc. – net	-	(152)	(384)
Other – net	2	(4)	9
Net cash provided (used) by financing activities	(818)	3,517	(544)
INVESTING ACTIVITIES:			
Purchase of business and investments from affiliates	(174)	(3,884)	-
Property, plant and equipment:			
Capital expenditures	(991)	(837)	(907)
Net proceeds from dispositions	5	64	46
Purchases of business and investments	(228)	(626)	(131)
Purchase of ARO trust investments	(41)	(47)	(46)
Proceeds from sale of ARO trust investments	56	31	41
Other – net	1	-	78
Net cash used by investing activities	(1,372)	(5,299)	(919)
Increase (decrease) in cash and cash equivalents	(24)	34	20
Cash and cash equivalents at beginning of period	187	153	133
Cash and cash equivalents at end of period	$ 163	$ 187	$ 153

See accompanying notes.

WILLIAMS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization, Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Unless the context clearly indicates otherwise, references in this report to "we," "our," "us," or similar language refer to Williams Partners L.P. and its subsidiaries.

We are a publicly traded Delaware limited partnership. Williams Partners GP LLC, a Delaware limited liability company wholly owned by The Williams Companies, Inc. (Williams), serves as our general partner. As of December 31, 2011, Williams owns an approximate 73 percent limited partner interest, a 2 percent general partner interest and incentive distribution rights (IDRs) in us. All of our activities are conducted through Williams Partners Operating LLC (OLLC), an operating limited liability company (wholly owned by us).

Description of Business

Our operations are located in the United States and are organized into the following reporting segments: Gas Pipeline and Midstream Gas & Liquids (Midstream).

Gas Pipeline is comprised primarily of the following interstate natural gas pipeline assets:

- Transcontinental Gas Pipe Line Company, LLC (Transco), an interstate natural gas pipeline extending from the Gulf of Mexico region to the northeastern United States;
- Northwest Pipeline GP (Northwest Pipeline), an interstate natural gas pipeline extending from the San Juan basin in northwestern New Mexico and southwestern Colorado to Oregon and Washington;
- A 49 percent equity interest in Gulfstream Natural Gas System, L.L.C. (Gulfstream), an interstate natural gas pipeline extending from the Mobile Bay area in Alabama to markets in Florida.

Midstream is comprised primarily of:

- Large-scale natural gas gathering, processing, and treating facilities in the Rocky Mountain, Four Corners, Piceance basin, and Pennsylvania's Marcellus Shale regions;
- Offshore deepwater oil and natural gas production platforms, gathering, and transportation facilities in the Gulf of Mexico, as well as significant natural gas gathering, processing, and treating facilities on the Gulf Coast;
- A natural gas liquid (NGL) fractionator and storage facilities near Conway, Kansas;
- Various equity investments in domestic natural gas gathering and processing assets and NGL fractionation and transportation assets.

Basis of Presentation

In May 2011, we closed the acquisition of a 24.5 percent interest in Gulfstream from a subsidiary of Williams in exchange for aggregate consideration of $297 million of cash, 632,584 of our limited partner units, and an increase in the capital account of our general partner to allow it to maintain its 2 percent general partner interest. As the acquired equity interest was purchased from a subsidiary of Williams, the transaction was accounted for as a combination of entities under common control whereby the investment acquired is combined with ours at its historical amount as of the date of transfer. The excess of the cash purchase price over the historical carrying amount is recognized as a reduction of general partner equity. This investment is reported in our Gas Pipeline segment.

In February 2010, we closed a transaction (the Dropdown) with our general partner, our operating company, Williams and certain of its subsidiaries, pursuant to which Williams contributed to us the ownership interests in the entities that made up its gas pipeline and midstream businesses to the extent not already owned by us, including Williams' limited and general partner interests in Williams Pipeline Partners L.P. (WMZ), but excluding its Canadian, Venezuelan, and olefins operations, and 25.5 percent of Gulfstream, collectively defined as the Contributed Entities.

Accounting standards issued but not yet adopted

In June 2011, the FASB issued Accounting Standards Update No. 2011-5, "Comprehensive Income (Topic 220) Presentation of Comprehensive Income" (ASU 2011-5). ASU 2011-5 requires presentation of net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. ASU 2011-5 requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. The new guidance does not change the items reported in other comprehensive income, nor affect how earnings per share is calculated and presented. We currently report net income in the Consolidated Statement of Operations and report other comprehensive income in the Consolidated Statement of Changes in Equity. In December 2011, The FASB issued Accounting Standards Update No. 2011-12, "Comprehensive Income (Topic 220) Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" (ASU 2011-12). ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-5. During this deferral period, ASU 2011-12 states that we should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Both standards are effective beginning the first quarter of 2012, with retrospective application to prior periods. We will apply the new guidance for both standards beginning in 2012.

Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Williams Partners L.P., OLLC, and our other wholly owned subsidiaries. We apply the equity method of accounting for investments in unconsolidated companies in which we and our subsidiaries own 20 percent to 50 percent of the voting interest or otherwise exercise significant influence over operating and financial policies of the company. We also apply the equity method of accounting for investments where our majority ownership does not provide us with control due to the significant participatory rights of other owners.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions include:

- Impairment assessments of investments and long-lived assets;
- Litigation-related contingencies;
- Environmental remediation obligations;
- Asset retirement obligations.

These estimates are discussed further throughout these notes.

Regulatory accounting

Transco and Northwest Pipeline are regulated by the Federal Energy Regulatory Commission (FERC). Their rates established by the FERC are designed to recover the costs of providing the regulated services, and their competitive environment makes it probable that such rates can be charged and collected. Therefore, our management has determined that it is appropriate to account for and report regulatory assets and liabilities related to these operations consistent with the economic effect of the way in which their rates are established. Accounting for these businesses that are regulated can differ from the accounting requirements for non-regulated businesses. The components of our regulatory assets and liabilities relate to the effects of deferred taxes on equity funds used during construction, asset retirement obligations, fuel cost differentials, levelized incremental depreciation, negative salvage, and postretirement benefits.

Cash and cash equivalents

Cash and cash equivalents includes amounts primarily invested in funds with high-quality, short-term securities and instruments that are issued or guaranteed by the U.S. government. These have maturities of three months or less when acquired.

Accounts receivable

Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of our customers, and the amount and age of past due accounts. We consider receivables past due if full payment is not received by the contractual due date. Interest income related to past due accounts receivable is generally recognized at the time full payment is received or collectability is assured. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The allowance for doubtful accounts at December 31, 2011 and 2010 was insignificant.

Inventory valuation

All *inventories* are stated at the lower of cost or market. We determine the cost of certain natural gas inventories held by Transco using the last-in, first-out (LIFO) cost method. We determine the cost of the remaining inventories primarily using the average-cost method. There was no LIFO inventory at December 31, 2011. LIFO inventory at December 31, 2010 was $9 million.

Property, plant, and equipment

Property, plant, and equipment is recorded at cost. We base the carrying value of these assets on estimates, assumptions, and judgments relative to capitalized costs, useful lives, and salvage values.

As regulated entities, Northwest Pipeline and Transco provide for depreciation using the straight-line method at FERC-prescribed rates. Depreciation for nonregulated entities is provided primarily on the straight-line method over estimated useful lives, except for certain offshore facilities that apply a declining balance method. (See Note 8.)

Gains or losses from the ordinary sale or retirement of property, plant and equipment for regulated pipelines are credited or charged to accumulated depreciation; other gains or losses are recorded in *other (income) expense — net* included in *operating income.*

Ordinary maintenance and repair costs are generally expensed as incurred. Costs of major renewals and replacements are capitalized as property, plant and equipment.

We record an asset and a liability equal to the present value of each expected future asset retirement obligation (ARO) at the time the liability is initially incurred, typically when the asset is acquired or constructed. The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. As regulated entities, Northwest Pipeline and Transco record the ARO asset depreciation offset to a regulatory asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and as a corresponding accretion expense included in *costs and operating expenses*, except for regulated entities, for which the liability is offset by a regulatory asset as management expects to recover amounts in future rates. The regulatory asset is amortized commensurate with the collection of those costs in rates.

Measurements of AROs include, as a component of future expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties inherent in the obligations, sometimes referred to as a market-risk premium.

Contingent liabilities

We record liabilities for estimated loss contingencies, including environmental matters, when we assess that a loss is probable and the amount of the loss can be reasonably estimated. These liabilities are calculated based upon our assumptions and estimates with respect to the likelihood or amount of loss and upon advice of legal counsel, engineers, or other third parties regarding the probable outcomes of the matters. These calculations are made without consideration of any potential recovery from third-parties. We recognize insurance recoveries or reimbursements from others when realizable. Revisions to these liabilities are generally reflected in income when new or different facts or information become known or circumstances change that affect the previous assumptions or estimates.

Cash flows from revolving credit facilities

Proceeds and payments related to borrowings under our credit facility are reflected in the financing activities of the Consolidated Statement of Cash Flows on a gross basis.

Derivative instruments and hedging activities

We may utilize derivatives to manage a portion of our commodity price risk. These instruments consist primarily of swap agreements and forward contracts involving short- and long-term purchases and sales of physical energy commodities. We report the fair value of derivatives, except those for which the normal purchases and normal sales exception has been elected, in *other current assets; regulatory assets, deferred charges, and other; other accrued liabilities;* or *regulatory liabilities, deferred income, and other.* We determine the current and noncurrent classification based on the timing of expected future cash flows of individual trades. We report these amounts on a gross basis. Additionally, we report cash collateral receivables and payables with our counterparties on a gross basis.

The accounting for the changes in fair value of a commodity derivative can be summarized as follows:

Derivative Treatment	Accounting Method
Normal purchases and normal sales exception	Accrual accounting
Designated in a qualifying hedging relationship	Hedge accounting
All other derivatives	Mark-to-market accounting

We may elect the normal purchases and normal sales exception for certain short- and long-term purchases and sales of physical energy commodities. Under accrual accounting, any change in the fair value of these derivatives is not reflected on the balance sheet after the initial election of the exception.

We have also designated a hedging relationship for certain commodity derivatives. For a derivative to qualify for designation in a hedging relationship, it must meet specific criteria and we must maintain appropriate documentation. We establish hedging relationships pursuant to our risk management policies. We evaluate the hedging relationships at the inception of the hedge and on an ongoing basis to determine whether the hedging relationship is, and is expected to remain, highly effective in achieving offsetting changes in fair value or cash flows attributable to the underlying risk being hedged. We also regularly assess whether the hedged forecasted transaction is probable of occurring. If a derivative ceases to be or is no longer expected to be highly effective, or if we believe the likelihood of occurrence of the hedged forecasted transaction is no longer probable, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized currently in *revenues* or *costs and operating expenses.*

For commodity derivatives designated as a cash flow hedge, the effective portion of the change in fair value of the derivative is reported in *accumulated other comprehensive income (loss)* (AOCI) and reclassified into earnings in the period in which the hedged item affects earnings. Any ineffective portion of the derivative's change in fair value is recognized currently in *revenues* or *costs and operating expenses.* Gains or losses deferred in AOCI associated with terminated derivatives, derivatives that cease to be highly effective hedges, derivatives for which the forecasted transaction is reasonably possible but no longer probable of occurring, and cash flow hedges that have been otherwise discontinued remain in AOCI until the hedged item affects earnings. If it becomes probable that the forecasted transaction designated as the hedged item in a cash flow hedge will not occur, any gain or loss deferred in AOCI is recognized in *revenues* or *costs and operating expenses* at that time. The change in likelihood of a forecasted transaction is a judgmental decision that includes qualitative assessments made by management.

For commodity derivatives that are not designated in a hedging relationship, and for which we have not elected the normal purchases and normal sales exception, we report changes in fair value currently in *revenues* or *costs and operating expenses.*

Certain gains and losses on derivative instruments included in the Consolidated Statement of Income are netted together to a single net gain or loss, while other gains and losses are reported on a gross basis. Gains and losses recorded on a net basis include:

- Unrealized gains and losses on all derivatives that are not designated as hedges and for which we have not elected the normal purchases and normal sales exception;
- The ineffective portion of unrealized gains and losses on derivatives that are designated as cash flow hedges;
- Realized gains and losses on all derivatives that settle financially other than natural gas derivatives for NGL processing activities;
- Realized gains and losses on derivatives entered into as a pre-contemplated buy/sell arrangement.

Realized gains and losses on derivatives that require physical delivery, as well as natural gas derivatives for NGL processing activities and which are not held for trading purposes nor were entered into as a pre-contemplated buy/sell arrangement, are recorded on a gross basis. In reaching our conclusions on this presentation, we considered whether we act as principal in the transaction; whether we have the risks and rewards of ownership, including credit risk; and whether we have latitude in establishing prices.

Gas Pipeline revenues

Gas Pipeline revenues are primarily from services pursuant to long-term firm transportation and storage agreements. These agreements provide for a reservation charge based on the volume of a contracted capacity and a commodity charge based on the volume of gas delivered, both at rates specified in our FERC tariffs. We recognize revenues for reservation charges ratably over the contract period regardless of the volume of natural gas that is transported or stored. Revenues for commodity charges, from both firm and interruptible transportation services, and storage injection and withdrawal services are recognized when natural gas is delivered at the agreed upon delivery point or when natural gas is injected or withdrawn from the storage facility.

In the course of providing transportation services to customers, we may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. The resulting imbalances are primarily settled through the purchase and sale of gas with our customers under terms provided for in our FERC tariffs. Revenue is recognized from the sale of gas upon settlement of the transportation and exchange imbalances.

As a result of the ratemaking process, certain revenues collected by us may be subject to refunds upon the issuance of final orders by the FERC in pending rate proceedings. We record estimates of rate refund liabilities considering our and other third-party regulatory proceedings, advice of counsel and other risks.

Midstream revenues

Natural gas gathering and processing services are performed under volumetric-based fee contracts, keep-whole agreements and percent-of-liquids arrangements. Revenues under volumetric-based fee contracts are recorded when services have been performed. Under keep-whole and percent-of-liquid processing contracts, we retain the rights to all or a portion of the NGLs extracted from the producers' natural gas stream and recognize revenues when the extracted NGLs are sold and delivered.

We also market NGLs that we purchase from our producer customers as part of the overall service provided to producers. Revenues from marketing NGLs are recognized when the products have been sold and delivered.

Oil gathering and transportation revenues and offshore production handling fees are recognized when the services have been performed. Certain offshore production handling contracts contain fixed payment terms that result in the deferral of revenues until such services have been performed.

Storage revenues under prepaid contracted storage capacity contracts are recognized evenly over the life of the contract as services are provided.

Impairment of long-lived assets and investments

We evaluate our long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in our management's judgment, that the carrying value of such assets may not be recoverable. When an indicator of impairment has occurred, we compare our management's estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether an impairment has occurred and we apply a probability-weighted approach to consider the likelihood of different cash flow assumptions and possible outcomes, including selling in the near term or holding for the remaining estimated useful life. If an impairment of the carrying value has occurred, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

For assets identified to be disposed of in the future and considered held for sale, we compare the carrying value to the estimated fair value less the cost to sell to determine if recognition of an impairment is required. Until the assets are disposed of, the estimated fair value, which includes estimated cash flows from operations until the assumed date of sale, is recalculated when related events or circumstances change.

We evaluate our investments for impairment when events or changes in circumstances indicate, in our management's judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, we compare our estimate of fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and we consider the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment charge.

Judgments and assumptions are inherent in our management's estimate of undiscounted future cash flows and an asset's or investment's fair value. Additionally, judgment is used to determine the probability of sale with respect to assets considered for disposal.

Interest capitalized

We capitalize interest during construction on major projects with construction periods of at least three months and a total project cost in excess of $1 million. Interest is capitalized on borrowed funds and, where regulation by the FERC exists, on internally generated funds. The later is included in *other income (expense) – net* below *operating income.* The rates used by regulated companies are calculated in accordance with FERC rules. Rates used by nonregulated companies are based on the average interest rate on debt.

Income taxes

We generally are not a taxable entity for federal or state and local income tax purposes. The tax on net income is generally borne by individual partners. Net income for financial statement purposes may differ significantly from taxable income of unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The aggregated difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner's tax attributes in us is not available to us.

Earnings per unit

We use the two-class method to calculate basic and diluted earnings per unit whereby net income, adjusted for items specifically allocated to our general partner, is allocated on a pro-rata basis between unitholders and our general partner. Basic and diluted earnings per unit are based on the average number of common and subordinated units outstanding. Additionally, subsequent to April 1, 2010 we consider Class C units as common units for purposes of the calculation. Basic and diluted earnings per unit are equivalent as there are no dilutive securities outstanding.

Note 2. Allocation of Net Income and Distributions

The allocation of net income among our general partner, limited partners, and noncontrolling interests, as reflected in the Consolidated Statement of Changes in Equity, for the years ended 2011, 2010, and 2009, is as follows:

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Allocation of net income to general partner:			
Net income	$ 1,378	$ 1,101	$ 1,036
Net income applicable to pre-partnership operations allocated to general partner	-	(223)	(857)
Net income applicable to noncontrolling interests	-	(16)	(27)
Net reimbursable costs charged directly to general partner	(2)	(4)	3
Income subject to 2% allocation of general partner interest	1,376	858	155
General partner's share of net income	2 %	2 %	2 %
General partner's allocated share of net income before items directly allocable to general partner interest	28	17	3
Incentive distributions paid to general partner (a)	260	127	7
Net reimbursable costs charged directly to general partner	2	4	(3)
Pre-partnership net income allocated to general partner interest	-	223	857
Net income allocated to general partner	$ 290	$ 371	$ 864
Net income	$ 1,378	$ 1,101	$ 1,036
Net income allocated to general partner	290	371	864
Net income allocated to Class C limited partners	-	156	-
Net income allocated to noncontrolling interests	-	16	27
Net income allocated to common limited partners	$ 1,088	$ 558	$ 145

(a) In the calculation of basic and diluted net income per limited partner unit, the net income allocated to the general partner includes IDRs pertaining to the current reporting period, but paid in the subsequent period. The net income allocated to the general partner's capital account reflects IDRs paid during the current reporting period.

The *net reimbursable costs charged directly to general partner* may include the net of both income and expense items. Under the terms of omnibus agreements, we are reimbursed by our general partner for certain expense items and are required to distribute certain income items to our general partner.

For purposes of calculating the year-to-date 2010 basic and diluted net income per common unit, the weighted average number of common units outstanding are calculated considering Class C units as common units effective April 1, 2010, and net income allocated to the Class C units prior to that date is based on the distributed earnings paid to the Class C units for first-quarter 2010. For the allocation of 2010 net income for the Consolidated Statement of Changes in Equity, net income was allocated based on the number of days the Class C units were outstanding as Class C units during 2010.

The following table sets forth the partnership cash distributions paid on the dates indicated (in millions, except for per unit amounts):

				General Partner		
Payment Date	Per Unit Distribution	Common Units	Class C Units	2%	Incentive Distribution Rights	Total Cash Distribution
2/13/2009	$ 0.6350	$ 33	$ -	$ 1	$ 8	$ 42
5/15/2009	$ 0.6350	$ 33	$ -	$ 1	$ -	$ 34
8/14/2009	$ 0.6350	$ 33	$ -	$ 1	$ -	$ 34
11/13/2009	$ 0.6350	$ 33	$ -	$ 1	$ -	$ 34
2/12/2010	$ 0.6350	$ 33	$ -	$ 1	$ -	$ 34
5/14/2010 (b)	$ 0.6575	$ 35	$ 87	$ 3	$ 30	$ 155
8/13/2010	$ 0.6725	$ 172	$ -	$ 4	$ 45	$ 221
11/12/2010	$ 0.6875	$ 192	$ -	$ 5	$ 53	$ 250
2/11/2011	$ 0.7025	$ 204	$ -	$ 5	$ 59	$ 268
5/13/2011	$ 0.7175	$ 208	$ -	$ 5	$ 63	$ 276
8/12/2011	$ 0.7325	$ 213	$ -	$ 6	$ 67	$ 286
11/11/2011	$ 0.7475	$ 217	$ -	$ 6	$ 71	$ 294
2/10/2012 (c)	$ 0.7625	$ 227	$ -	$ 6	$ 78	$ 311

(b) Distributions on the Class C units and the additional general partner units issued in connection with the closing of the Dropdown, as well as the related incentive distribution rights payments, were prorated to reflect the fact that they were not outstanding during the first full quarter period of 2010.

(c) On February 10, 2012, we paid a cash distribution of $0.7625 per unit on our outstanding common units to unitholders of record at the close of business on February 3, 2012.

Note 3. Related Party Transactions

The employees of our operated assets are employees of Williams. Williams directly charges us for the payroll and benefit costs associated with operations employees and carries the obligations for many employee-related benefits in its financial statements, including the liabilities related to employee retirement, medical plans and paid time off. Our share of those costs is charged to us through affiliate billings and reflected in *costs and operating expenses* in the accompanying Consolidated Statement of Income.

In addition, employees of Williams provide general and administrative services to us, and we are charged for certain administrative expenses incurred by Williams. These charges are either directly identifiable or allocated to our assets. Direct charges are for goods and services provided by Williams at our request. Allocated charges are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. Our share of direct administrative expenses is reflected in *selling, general, and administrative expenses*, and our share of allocated administrative expenses is reflected in *general corporate expenses* in the accompanying Consolidated Statement of Income. In management's estimation, the allocation methodologies used are reasonable and result in a reasonable allocation to us of our costs of doing business incurred by Williams.

In connection with Williams' contribution of ownership interests in certain entities to us in February 2010, we entered into an omnibus agreement with Williams. Under this agreement, Williams is obligated to reimburse us for (i) amounts incurred by us or our subsidiaries for repair or abandonment costs for damages to certain facilities caused by Hurricane Ike, up to a maximum of $10 million, (ii) maintenance capital expenditure amounts incurred by us or our subsidiaries for certain U.S. Department of Transportation projects, up to a maximum of $50 million, and (iii) an amount based on the amortization over time of deferred revenue amounts that relate to cash payments received by Williams prior to the closing of the contribution transaction for services to be rendered by us in the future at the Devils Tower floating production platform. In addition, we will be obligated to pay to Williams the proceeds of certain sales of natural gas recovered from the Hester storage field pursuant to the FERC order dated March 7, 2008, approving a settlement agreement. Net amounts received under this agreement for the years ended December 31, 2011 and December 31, 2010 were $31 million and $2 million, respectively.

We have a contribution receivable from our general partner of $7 million and $8 million at December 31, 2011 and December 31, 2010, respectively, for amounts reimbursable to us under omnibus agreements. We net this receivable against equity on the Consolidated Balance Sheet.

On December 31, 2011, Williams spun-off its former exploration and production business, WPX Energy, Inc. (WPX). We were affiliated with WPX prior to this separation so transactions between us and WPX are included below.

Gas Pipeline revenues include revenues from transportation and exchange services and rental of communication facilities with WPX. The rates charged to provide sales and services to affiliates are comparable to those that are charged to similarly-situated nonaffiliated customers.

Midstream Gas & Liquids revenues include revenues from the following types of transactions with affiliates:

- Sales of feedstock commodities to Williams Olefins, LLC (Williams Olefins), a wholly owned subsidiary of Williams, for use in their facilities. These sales are generally made at market prices at the time of sale.
- Gathering, treating and processing services for WPX under several contracts. We believe that the rates charged to provide these services are reasonable as compared to those that are charged to similarly-situated nonaffiliated customers.

Costs and operating expenses also include charges for the following types of transactions with affiliates and equity method investees:

- Our Midstream segment purchases NGLs for resale from WPX, Discovery Producer Services LLC (Discovery), and Williams Olefins at market prices at the time of purchase.
- Our Midstream segment purchased natural gas for shrink replacement and fuel from WPX at market prices at the time of purchase or contract execution.
- Our Midstream segment pays Overland Pass Pipeline Company LLC (OPPL) for transportation of NGLs from certain natural gas processing plants.

- We transferred a transportation capacity agreement to WPX in a prior year. To the extent that WPX did not utilize this transportation capacity for its needs (primarily transporting third-party gas volumes), we reimbursed WPX for these transportation costs.

Historically, we periodically entered into derivative contracts with WPX to hedge forecasted NGL sales and natural gas purchases. These contracts were priced based on market rates at the time of execution.

Below is a summary of the related party transactions discussed above.

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Gas Pipeline revenues	$ 42	$ 25	$ 29
Midstream revenues			
Product sales	114	121	75
Gathering and processing	270	225	143
Costs and operating expenses			
Product purchases	923	863	602
Employee costs	208	191	206
Other	55	53	39
Selling, general and administrative expense			
Employee and other allocated costs	232	208	234
General corporate expense	112	125	109

The *accounts and notes receivable — affiliate* and *accounts payable — affiliate* on the Consolidated Balance Sheet represent the receivable and payable positions that result from the transactions with affiliates discussed above. Included in the Consolidated Balance Sheet are certain obligations of $12 million at December 31, 2011 related to the WPX spin-off. In addition, we have $1 million and $2 million accounts receivable and $23 million and $20 million accounts payable with our equity method investees at December 31, 2011 and December 31, 2010, respectively.

We also have operating agreements with certain equity method investees. These operating agreements typically provide for reimbursement or payment to us for certain direct operational payroll and employee benefit costs, materials, supplies, and other charges and also for management services. Williams supplied a portion of these services, primarily those related to employees since we do not have any employees, to certain equity method investees. The total gross charges to equity method investees for these fees are $57 million, $38 million and $23 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

Mr. H. Michael Krimbill, a member of our Board of Directors, has served as the Chief Executive Officer of NGL Energy Partners LP, formerly Silverthorne Energy Partners LP, and as a director of its general partner since 2010. We recorded $62 million in revenues from NGL Energy Partners LP primarily for the sale of propane at market prices and $9 million in costs and expenses for the purchase of propane at market prices for the year ended December 31, 2011. We have $2 million in accounts receivables and $1 million in accounts payable with NGL Energy Partners LP at December 31, 2011. We also recorded $20 million in revenue from Silverthorne Energy Partners LP primarily for the sale of propane at market prices and $5 million in costs and expenses from the purchase of propane at market prices for the year ended December 31, 2010 and have $1 million in accounts receivable at December 31, 2010.

Note 4. Investments

Investments accounted for using the equity method include:

	December 31,	
	2011	2010
	(Millions)	
OPPL - 50%	$ 433	$ 429
Gulfstream - 49%	355	185
Laurel Mountain Midstream, LLC (Laurel Mountain) - 51% (1)	291	170
Discovery - 60% (1)	182	181
Other	122	80
	$ 1,383	$ 1,045

(1) We account for these investments under the equity method due to the significant participatory rights of our partners such that we do not control the investments.

The difference between the carrying value of our equity investments and the underlying equity in the net assets of the investees is $62 million at December 31, 2011, primarily related to impairments we previously recognized. These differences are amortized over the expected remaining life of the investees' underlying assets.

In May 2011, we acquired a 24.5 percent interest in Gulfstream from a subsidiary of Williams. (See Note 1.) We also invested $30 million in Aux Sable Liquid Products LP (Aux Sable) in 2011. In September 2010, we purchased an additional 49 percent ownership interest in OPPL for $424 million. In June 2009, we purchased a 51 percent ownership interest in Laurel Mountain for $133 million and invested $137 million and $43 million in Laurel Mountain in 2011 and 2010, respectively.

Dividends and distributions, including those presented below, received from companies accounted for by the equity method were $169 million, $133 million, and $168 million in 2011, 2010, and 2009, respectively. These transactions reduced the carrying value of our investments. These dividends and distributions primarily included:

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Gulfstream	$ 60	$ 39	$ 109
Discovery	40	44	32
Aux Sable	35	28	15
OPPL	19	-	-

Summarized Financial Position and Results of Operations of Equity Method Investments (Unaudited)

	December 31,	
	2011	2010
	(Millions)	
Current assets	$ 293	$ 235
Noncurrent assets	4,409	3,976
Current liabilities	235	156
Noncurrent liabilities	1,257	1,294

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Gross revenue	$ 1,242	$ 1,050	$ 785
Operating income	623	566	359
Net income	460	402	295

Note 5. Asset Sales, Impairments and Other Accruals

The following table presents significant gains or losses reflected in *other (income) expense – net* within *segment costs and expenses.*

	Years Ended December 31,		
	2011	2010	2009
		(Millions)	
Gas Pipeline			
Capitalization of project feasibility costs previously expensed	$ (10)	$ -	$ -
Accrual of regulatory liability related to overcollection of certain employee expenses	9	10	-
Midstream			
Involuntary conversion gains	(3)	(18)	(4)
Gains on sales of certain assets	-	(12)	(40)
Impairments of certain gathering assets	4	9	-

The reversal of project feasibility costs from expense to capital in 2011 at Gas Pipeline is associated with a natural gas pipeline expansion project. This reversal was made upon determining that the related project was probable of development. These costs will be included in the capital costs of the project, which we believe are probable of recovery through the project rates.

In 2009, we sold our Cameron Meadows plant, which had a carrying value of $16 million and recognized a $40 million gain at Midstream.

Additional Item

We detected a leak in an underground cavern at our Eminence Storage Field in Mississippi on December 28, 2010. We recorded $15 million and $5 million of charges to *costs and operating expenses* at Gas Pipeline during 2011 and 2010, respectively, primarily related to assessment and monitoring costs incurred to ensure the safety of the surrounding area.

Note 6. Benefit Plans

Certain of the benefit costs charged to us by Williams associated with employees who directly support us are described below. Additionally, allocated corporate expenses from Williams to us also include amounts related to these same employee benefits, which are not included in the amounts presented below.

Pension plans

Williams has noncontributory defined benefit pension plans (Williams Pension Plan, Williams Inactive Employees Pension Plan and The Williams Companies Retirement Restoration Plan) that provide pension benefits for its eligible employees. Pension expense charged to us by Williams for 2011, 2010 and 2009 totaled $30 million, $30 million and $37 million, respectively. At the total Williams plan level, the pension plans had a projected benefit obligation of $1.4 billion and $1.3 billion at December 31, 2011 and 2010, respectively. The plans were underfunded by $476 million and $296 million at December 31, 2011 and 2010, respectively.

Postretirement benefits other than pensions

Williams provides certain retiree health care and life insurance benefits for eligible participants that generally were employed by Williams on or before December 31, 1991 or December 31, 1995, if they were employees or retirees of Transco Energy Company and its subsidiaries. The allocation of cost for the plan anticipates future cost-sharing changes to the plan that are consistent with Williams' expressed intent to increase the retiree contribution level, generally in line with health care cost increases. We recognized a net periodic postretirement benefit credited to us by Williams of $2 million and $4 million for 2011 and 2010, respectively, and a net periodic postretirement benefit charged to us by Williams of $4 million for 2009. At the total Williams plan level, the postretirement benefit plans had a projected benefit obligation of $339 million and $289 million at December 31, 2011 and 2010, respectively. The plans were underfunded by $180 million and $127 million at December 31, 2011 and 2010, respectively.

Any differences between the annual expense and amounts currently being recovered in rates by our FERC-regulated gas pipelines are recorded as an adjustment to revenues and collected or refunded through future rate adjustments. A regulatory asset can be recorded only to the extent it is currently funded.

Defined contribution plan

Williams charged us compensation expense of $15 million, $13 million and $14 million in 2011, 2010 and 2009, respectively, for Williams' matching contributions to this plan.

Employee Stock-Based Compensation Plan information

The Williams Companies, Inc. 2007 Incentive Plan (Plan) provides for Williams common-stock-based awards to both employees and nonmanagement directors. The Plan permits the granting of various types of awards including, but not limited to, stock options and deferred stock. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets being achieved.

Williams bills us directly for compensation expense related to stock-based compensation awards based on the fair value of the awards.

Total stock-based compensation expense, included in administrative and general expenses, for the years ended December 31, 2011, 2010 and 2009 was $9 million, $11 million and $11 million, respectively.

Note 7. Inventories

	December 31, 2011	December 31, 2010
	(Millions)	
Natural gas liquids	$ 79	$ 61
Natural gas in underground storage	1	62
Materials, supplies, and other	68	72
	$ 148	$ 195

Note 8. Property, Plant and Equipment

	Estimated Useful Life (a) (Years)	Depreciation Rates (a) (%)	December 31, 2011	December 31, 2010
			(Millions)	
Nonregulated:				
Natural gas gathering and processing facilities	5 - 40		$ 5,769	$ 5,486
Construction in progress	(b)		318	100
Other	3 - 45		485	456
Regulated:				
Natural gas transmission facilities		.01 - 6.67	9,593	9,066
Construction in progress		(b)	199	240
Other		.01 - 33.33	1,391	1,359
Total property, plant, and equipment, at cost			$ 17,755	$ 16,707
Accumulated depreciation and amortization			(6,128)	(5,706)
Property, plant, and equipment - net			$ 11,627	$ 11,001

(a) Estimated useful life and depreciation rates are presented as of December 31, 2011. Depreciation rates for regulated assets are prescribed by the FERC.

(b) Construction in progress balances not yet subject to depreciation.

Depreciation and amortization expense for *property, plant and equipment – net* was $608 million, $567 million and $548 million in 2011, 2010 and 2009, respectively.

Regulated *property, plant and equipment – net* includes approximately $865 million and $906 million at December 31, 2011 and 2010, respectively, related to amounts in excess of the original cost of the regulated facilities within Gas Pipeline as a result of our prior acquisitions. This amount is being amortized over 40 years using the straight-line amortization method. Current FERC policy does not permit recovery through rates for amounts in excess of original cost of construction.

Asset retirement obligations

Our accrued obligations relate to underground storage caverns, offshore platforms, fractionation and compression facilities, gas gathering well connections and pipelines, and gas transmission facilities. At the end of the useful life of each respective asset, we are legally obligated to plug storage caverns and remove any related surface equipment, to restore land and remove surface equipment at gas processing, fractionation and compression facilities, to dismantle offshore platforms, to cap certain gathering pipelines at the wellhead connection and remove any related surface equipment, and to remove certain components of gas transmission facilities from the ground.

The following table presents the significant changes to our *asset retirement obligations*. The current portion included in *asset retirement obligations* at December 31, 2011 and 2010, respectively, is $66 million and $35 million:

	December 31,	
	2011	2010
	(Millions)	
Beginning balance	$ 495	$ 497
Accretion	39	36
New obligations	3	1
Revisions(1)	78	(22)
Property dispositions/obligations settled	(46)	(17)
Ending balance	$ 569	$ 495

(1) The revision in 2011 is primarily due to increases in the inflation rate and estimated removal costs, which are among several factors considered for revision in the annual review process. The revision in 2010 is primarily due to a decrease in the inflation rate. The 2011 and 2010 revisions include increases of $39 million and $31 million, respectively, related to changes in the timing and method of abandonment on certain of Transco's natural gas storage caverns that were associated with a leak in 2010.

Pursuant to its 2008 rate case settlement, Transco deposits a portion of its collected rates into an external trust (ARO Trust) that is specifically designated to fund future asset retirement obligations. Transco is also required to make annual deposits into the trust through 2012. (See Note 14.)

Note 9. Regulatory Assets and Liabilities

The regulatory assets and regulatory liabilities included in the Consolidated Balance Sheet at December 31, 2011 and 2010 are as follows:

	December 31,	
	2011	2010
	(Millions)	
Regulatory assets:		
Grossed-up deferred taxes on equity funds used during construction	$ 103	$ 105
Asset retirement obligations	122	108
Fuel cost	26	33
Levelized incremental depreciation	33	32
Other	24	32
	$ 308	$ 310
Regulatory liabilities:		
Negative salvage	$ 158	$ 100
Postretirement benefits other than pension	39	30
Other	9	5
	$ 206	$ 135

Regulatory assets are included in *regulatory assets* and *regulatory assets, deferred charges and other.* Regulatory liabilities are included in *other accrued liabilities* and *regulatory liabilities, deferred income and other.* Our regulatory asset and liability balances are recoverable or reimbursable over various periods.

Grossed-up deferred taxes on equity funds used during construction: Regulatory asset balance established to offset the deferred tax for the equity component of the allowance for funds used during the construction of long-lived assets. All amounts were generated during the periods the gas pipelines were taxable entities. Taxes on capitalized funds used during construction and the offsetting deferred income taxes are included in the rate base and are recovered over the depreciable lives of the long lived asset to which they relate.

Asset retirement obligations: We record an asset and a liability equal to the present value of each expected future ARO. The ARO asset is depreciated in a manner consistent with the expected timing of the future abandonment of the underlying physical assets. We measure changes in the liability due to passage of time by applying an interest rate to the liability balance. This amount is recognized as an increase in the carrying amount of the liability and is offset by a regulatory asset. The regulatory asset is being recovered through our rates, and is being amortized to expense consistent with the amounts collected in rates.

Fuel cost: This amount represents the difference between the gas retained from our customers and the gas consumed in operations. These amounts are not included in the rate base but are expected to be recovered/refunded in subsequent annual fuel filing periods.

Levelized incremental depreciation: Levelized depreciation allows contract revenue streams to remain constant over the primary contract terms by recognizing lower than book depreciation in the early years and higher than book depreciation in later years. The depreciation component of the levelized incremental rates will equal the accumulated book depreciation by the end of the primary contract terms. The difference between levelized depreciation and straight-line book depreciation is recorded in a FERC approved regulatory asset or liability and is extinguished over the levelization period.

Negative salvage: Transco's rates include a component designed to recover certain future retirement costs for which we are not required to record an asset retirement obligation. We record a regulatory liability representing the cumulative residual amount of recoveries through rates, net of expenditures associated with these retirement costs. Current year amount includes an adjustment for salvage proceeds from previously retired assets.

Postretirement benefits other than pension: We seek to recover the actuarially determined cost of postretirement benefits through rates that are set through periodic general rate filings. Any differences between the annual actuarially determined costs and amounts currently being recovered in rates are recorded as regulatory assets or liabilities and collected or refunded through future rate adjustments. These amounts are not included in the rate base.

Note 10. Debt, Banking Arrangements, and Leases

Long- Term Debt

	December 31,	
	2011	2010
	(Millions)	
Unsecured:		
Transco:		
7% Notes due 2011	$ -	$ 300
8.875% Notes due 2012	325	325
6.4% Notes due 2016	200	200
6.05% Notes due 2018	250	250
7.08% Debentures due 2026	8	8
7.25% Debentures due 2026	200	200
5.4% Notes due 2041	375	-
Northwest Pipeline:		
7% Notes due 2016	175	175
5.95% Notes due 2017	185	185
6.05% Notes due 2018	250	250
7.125% Debentures due 2025	85	85
Williams Partners L.P.:		
7.5% Notes due 2011	-	150
3.8% Notes due 2015	750	750
7.25% Notes due 2017	600	600
5.25% Notes due 2020	1,500	1,500
4.125% Notes due 2020	600	600
4% Notes due 2021	500	-
6.3% Notes due 2040	1,250	1,250
Other	-	9
Unamortized debt discount	(16)	(14)
Total long-term debt, including current portion	7,237	6,823
Long-term debt due within one year	(324)	(458)
Long-term debt	$ 6,913	$ 6,365

The terms of our senior unsecured notes are governed by indentures that contain covenants that, among other things, limit: (1) our ability and the ability of our subsidiaries to create liens securing indebtedness and (2) mergers, consolidations, and sales of assets. The indentures also contain customary events of default, upon which the trustee or the holders of the senior unsecured notes may declare all outstanding senior unsecured notes to be due and payable immediately.

Credit Facility

In June 2011, we entered into a new $2 billion five-year senior unsecured revolving credit facility agreement with Transco and Northwest Pipeline as co-borrowers. The new agreement is considered a modification for accounting purposes. It replaced our existing $1.75 billion credit facility agreement that was scheduled to expire on February 17, 2013. At the closing, we refinanced $300 million outstanding under the existing facility via a non-cash transfer of the obligation to the new credit facility. The new credit facility may, under certain conditions, be increased up to an additional $400 million. The full amount of the credit facility is available to us to the extent not otherwise utilized by Transco and Northwest Pipeline. Transco and Northwest Pipeline each have access to borrow up to $400 million under the credit facility to the extent not otherwise utilized by the other co-borrowers. Significant financial covenants include:

- Our ratio of debt to EBITDA (each as defined in the credit facility) must be no greater than 5 to 1. For the fiscal quarter and the two following fiscal quarters in which one or more acquisitions for a total aggregate purchase price equal to or greater than $50 million has been executed, we are required to maintain a ratio of debt to EBITDA of no greater than 5.5 to 1;
- The ratio of debt to capitalization (defined as net worth plus debt) must be no greater than 65 percent for each of Transco and Northwest Pipeline.

At December 31, 2011, we are in compliance with these financial covenants.

Each time funds are borrowed, a borrower may choose from two methods of calculating interest: a fluctuating base rate equal to Citibank N.A.'s alternate base rate plus an applicable margin, or a periodic fixed rate equal to LIBOR plus an applicable margin. We are required to pay a commitment fee (currently 0.25 percent) based on the unused portion of the credit facility. The applicable margin and the commitment fee are determined for each borrower by reference to a pricing schedule based on such borrower's senior unsecured long-term debt ratings. The credit facility contains various covenants that may limit, among other things, a borrower's and its respective material subsidiaries' ability to grant certain liens supporting indebtedness, a borrower's ability to merge or consolidate, sell all or substantially all of its assets, enter into certain affiliate transactions, make certain distributions during an event of default, make investments, and allow any material change in the nature of its business.

The new credit facility includes customary events of default. If an event of default with respect to a borrower occurs under the credit facility, the lenders will be able to terminate the commitments for all borrowers and accelerate the maturity of the loans of the defaulting borrower and exercise other rights and remedies.

Letter of credit capacity under our new credit facility is $1.3 billion. At December 31, 2011, no letters of credit have been issued and no loans are outstanding under the credit facility.

Issuances and Retirements

Utilizing cash on hand, we retired $150 million of 7.5 percent senior unsecured notes that matured on June 15, 2011.

In August 2011, Transco issued $375 million of 5.4 percent senior unsecured notes due 2041 to investors in a private debt placement. A portion of these proceeds was used to repay Transco's $300 million 7 percent senior unsecured notes that matured on August 15, 2011. As part of the new issuance, Transco entered into a registration rights agreement with the initial purchasers of the unsecured notes. An offer to exchange these unregistered notes for substantially identical new notes that are registered under the Securities Act of 1933, as amended, was commenced in February 2012 and is expected to be completed in March 2012. If Transco fails to complete the exchange within certain time periods required by the registration rights agreement, additional interest will accrue on the affected securities. The rate of additional interest will be 0.25 percent per annum on the principal amount of the affected securities for the first 90-day period immediately following the occurrence of default, increasing by an additional 0.25 percent per annum with respect to each subsequent 90-day period thereafter. Following the cure of any registration defaults, the accrual of additional interest will cease.

In November 2011, we completed a public offering of $500 million of our 4 percent senior unsecured notes due 2021. We used the net proceeds primarily to repay outstanding borrowings on our senior unsecured revolving credit facility.

Other Debt Disclosures

As of December 31, 2011, aggregate minimum maturities of long-term debt (excluding unamortized discount) for each of the next five years are as follows:

	(Millions)	
2012	$	325
2013	$	-
2014	$	-
2015	$	750
2016	$	375

Cash payments for interest (net of amounts capitalized) were $398 million in 2011, $310 million in 2010, and $193 million in 2009.

Leases-Lessee

The future minimum annual rentals under non-cancelable operating leases as of December 31, 2011, are payable as follows:

	(Millions)	
2012	$	33
2013		25
2014		24
2015		22
2016		21
Thereafter		145
Total	$	270

Under our right-of-way agreement with the Jicarilla Apache Nation (JAN), we make annual payments of approximately $8 million and an additional annual payment which varies depending on the prior year's per-unit NGL margins and the volume of gas gathered by our midstream gathering facilities subject to the agreement. Depending primarily on the per-unit NGL margins for any given year, the additional annual payments could exceed the fixed amount. This agreement expires March 31, 2029.

Total rent expense was $37 million in 2011, $34 million in 2010, and $34 million in 2009.

Note 11. Partners' Capital

At December 31, 2011 and 2010, the public held 25 percent of our total units outstanding, and affiliates of Williams held the remaining units. Transactions which occurred during 2010 and 2011 are summarized below.

In February 2010, we closed the Dropdown with our general partner, our operating company, Williams and certain subsidiaries. (See Note 1.) In connection with this transaction, we issued 203 million Class C limited partnership units to Williams. The Class C units were identical to our common limited partnership units except that for the first quarter of 2010 they received a prorated quarterly distribution since they were not outstanding during the full quarterly period. The Class C units automatically converted into our common limited partnership units on May 10, 2010.

On August 31, 2010, WMZ unitholders approved the merger between WMZ and us. As a result of the merger, effective September 1, 2010, WMZ unitholders, other than its general partner, received 0.7584 WPZ common units for each WMZ common unit they owned at the effective time of the merger, for a total issuance of 13,580,485 common units.

On September 28, 2010, we completed an equity issuance of 9,250,000 common units representing limited partner interests in us at a price of $42.40 per unit. The proceeds of approximately $380 million, net of the underwriters' discount and fees of approximately $12 million, were used to repay borrowings incurred to fund a portion of our additional $424 million investment in OPPL. This additional investment increased our ownership interest in OPPL to 50 percent.

On October 8, 2010, we sold an additional 1,387,500 common units to the underwriters upon the underwriters' exercise of their option to purchase additional common units pursuant to our common unit offering in September 2010. The proceeds of $57 million, net of the underwriters' discount and fees of approximately $2 million, were used for general partnership purposes.

On December 17, 2010, we completed an equity issuance of 8,000,000 common units representing limited partner interests in us at $47.55 per unit. The proceeds of approximately $369 million, net of the underwriters' discount and fees of approximately $11 million, were used primarily to repay borrowings incurred to fund acquisitions.

In May 2011, we closed the acquisition of a 24.5 percent interest in Gulfstream from a subsidiary of Williams. (See Note 1.) In connection with this transaction, we issued 632,584 of our limited partner units.

Limited Partners' Rights

Significant rights of the limited partners include the following:

- Right to receive distributions of available cash within 45 days after the end of each quarter.
- No limited partner shall have any management control over our business and affairs; the general partner shall conduct, direct and manage our activities.
- The general partner may be removed if such removal is approved by the unitholders holding at least 66 2/3 percent of the outstanding units voting as a single class, including units held by our general partner and its affiliates.

Incentive Distribution Rights

Our general partner is entitled to incentive distributions if the amount we distribute to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98	2
Above $0.4025 up to $0.4375	85	15
Above $0.4375 up to $0.5250	75	25
Above $0.5250	50	50

In April 2009, Williams waived the IDRs related to 2009 distribution periods.

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Issuances of Additional Partnership Securities

Our partnership agreement allows us to issue additional partnership securities for any partnership purpose at any time and from time to time for consideration and on terms and conditions as our general partner determines, all without the approval of any limited partners. See Note 17 for information about our recent equity issuances.

Note 12. Long-Term Incentive Plan

Our general partner maintains the Williams Partners GP LLC Long-Term Incentive Plan (the Plan) for employees, consultants, and directors of our general partner and its affiliates who perform services for us. Initially, the Plan permitted granting of awards covering an aggregate of 700,000 common units, in the form of options, restricted units, phantom units, or unit appreciation rights. At December 31, 2011, 686,597 securities were available for future issuance under the Plan.

To date, the only grants under the Plan have been grants of restricted units to members of our general partner's Board of Directors who are not officers or employees of us or our affiliates. No awards were granted under the plan in 2011, 2010, or 2009, and no awards are outstanding at December 31, 2011 or 2010. We recognized compensation expense of $20,000 associated with the Plan in 2009 based on the market price of our common units at the date of grant for awards granted prior to 2009.

Note 13. Fair Value Measurements

The following table presents, by level within the fair value hierarchy, our assets that are measured at fair value on a recurring basis.

	December 31, 2011				December 31, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(Millions)				
ARO Trust investments (see Note 14)	$ 25	$ -	$ -	$ 25	$ 40	$ -	$ -	$ 40
Energy derivatives	1	-	-	1	-	-	-	-
Total assets	$ 26	$ -	$ -	$ 26	$ 40	$ -	$ -	$ 40

<u>ARO Trust investments:</u> Transco deposits a portion of its collected rates into an external trust (ARO Trust) that is specifically designated to fund future asset retirement obligations pursuant to its 2008 rate case settlement. The ARO Trust invests in a portfolio of actively traded mutual funds.

<u>Energy derivatives:</u> Energy derivatives include commodity based exchange-traded contracts, which consist of swaps that are valued based on quoted prices in active markets. The tenure of our energy derivatives portfolio is relatively short with all of our derivatives expiring by March 31, 2013.

The following table presents assets measured on a nonrecurring basis within Level 3 of the fair value hierarchy as of December 31, 2010.

	Fair Value Measurement	Total Impairments
	(Millions)	
Certain gathering assets – Midstream	$ 3	$ 9

Note 14. Financial Instruments, Derivatives, Guarantees and Concentration of Credit Risk

Financial Instruments

Fair-value methods

We use the following methods and assumptions in estimating our fair-value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Balance Sheet approximate fair value due to the short-term maturity of these instruments.

ARO Trust investments: Pursuant to its 2008 rate case settlement, Transco deposits a portion of its collected rates into the ARO Trust. The ARO Trust invests in a portfolio of mutual funds that are reported at fair value, based on quoted net asset values, in *regulatory assets, deferred charges, and other* in the Consolidated Balance Sheet and are classified as available-for-sale. However, both realized and unrealized gains and losses are ultimately recorded as regulatory assets or liabilities.

Long-term debt: The fair value of our publicly traded long-term debt is determined using indicative period-end traded bond market prices. The fair value of our private debt is based on market rates and the prices of similar securities with similar terms and credit ratings. At December 31, 2011 and December 31, 2010, approximately 95 percent and 100 percent, respectively, of our long-term debt was publicly traded.

Other: Includes current and noncurrent notes receivable, customer margin deposits payable, and margin deposits.

Energy derivatives: Energy derivatives include forwards and swaps. These are carried at fair value in the Consolidated Balance Sheet. See Note 13 for a discussion of the valuation of our energy derivatives.

Carrying amounts and fair values of our financial instruments

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (Liability)	(Millions)			
Cash and cash equivalents	$ 163	$ 163	$ 187	$ 187
ARO Trust investments	$ 25	$ 25	$ 40	$ 40
Long-term debt, including current portion	$ (7,237)	$ (8,170)	$ (6,823)	$ (7,283)
Other	$ 10	$ 10	$ -	$ -
Energy derivatives	$ 1	$ 1	$ -	$ -

Energy Commodity Derivatives

Risk management activities

We are exposed to market risk from changes in energy commodity prices within our operations. We may utilize derivatives to manage our exposure to the variability in expected future cash flows from forecasted purchases of natural gas and forecasted sales of NGLs attributable to commodity price risk. Certain of these derivatives utilized for risk management purposes have been designated as cash flow hedges, while other derivatives have not been designated as cash flow hedges or do not qualify for hedge accounting despite hedging our future cash flows on an economic basis.

We sell NGL volumes received as compensation for certain processing services at different locations throughout the United States. We also buy natural gas to satisfy the required fuel and shrink needed to generate NGLs. To reduce exposure to a decrease in revenues from fluctuations in NGL market prices or increases in costs and operating expenses from fluctuations in natural gas market prices, we may enter into NGL or natural gas swap agreements, financial or physical forward contracts, and financial option contracts to mitigate the price risk on forecasted sales of NGLs and purchases of natural gas. Those designated as cash flow hedges are expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. However, ineffectiveness may be recognized primarily as a result of locational differences between the hedging derivative and the hedged item.

Volumes

Our energy commodity derivatives are comprised of both contracts to purchase commodities (long positions) and contracts to sell commodities (short positions). Derivative transactions are categorized into two types:

- Central hub risk: Financial derivative exposures to Henry Hub for natural gas and Mont Belvieu for NGLs;
- Basis risk: Financial derivative exposures to the difference in value between the central hub and another specific delivery point.

The following table depicts the notional quantities of the net long (short) positions in our commodity derivatives portfolio as of December 31, 2011. NGLs are presented in barrels.

Derivative Notional Volumes		Unit of Measurement	Central Hub Risk	Basis Risk
Not Designated as Hedging Instruments				
Midstream	Risk Management	Barrels	45,000	240,000

Fair values and gains (losses)

At December 31, 2011, the fair value of our energy commodity derivatives was an asset of $1 million. These derivative contracts were not designated as hedging instruments. Our derivatives are included in *other current assets* in our Consolidated Balance Sheet. Derivatives are classified as current or noncurrent based on the contractual timing of expected future net cash flows of individual contracts. The expected future net cash flows for derivatives classified as current are expected to occur within the next 12 months. The fair value amount is on a gross basis and does not reflect the netting of asset and liability positions permitted under the terms of our master netting arrangements. Further, the amount does not include cash held on deposit in margin accounts that we have received or remitted to collateralize certain derivative positions.

The following table presents gains and losses for our energy commodity derivatives designated as cash flow hedges, as recognized in AOCI, *revenues,* or *costs and operating expenses.*

	Years ended December 31,		
	2011	2010	Classification
	(Millions)		
Net gain (loss) recognized in other comprehensive income (loss) (effective portion)	$ (18)	$ (12)	AOCI
Net gain (loss) reclassified from accumulated other comprehensive income (loss) into income (effective portion)	$ (18)	$ (13)	Revenues or Costs and Operating Expenses
Gain (loss) recognized in income (ineffective portion)	$ -	$ -	Revenues or Costs and Operating Expenses

There were no gains or losses recognized in income as a result of excluding amounts from the assessment of hedge effectiveness or as a result of reclassifications to earnings following the discontinuance of any cash flow hedges.

We recognized losses of less than $1 million and $1 million in *revenues* for the years ended December 31, 2011 and 2010, respectively, on our energy commodity derivatives not designated as hedging instruments.

The cash flow impact of our derivative activities is presented in the Consolidated Statement of Cash Flows as *changes in other assets and deferred charges* and *changes in accrued liabilities.*

Credit-risk-related features

Certain of our derivative contracts contain credit-risk-related provisions that would require us, in certain circumstances, to post additional collateral in support of our net derivative liability positions. These credit-risk-related provisions require us to post collateral in the form of cash or letters of credit when our net liability positions exceed an established credit threshold. The credit thresholds are typically based on our senior unsecured debt ratings from Standard and Poor's and/or Moody's Investors Service. Under these contracts, a credit ratings decline would lower our credit thresholds, thus requiring us to post additional collateral. We also have contracts that contain adequate assurance provisions giving the counterparty the right to request collateral in an amount that corresponds to the outstanding net liability.

As of December 31, 2011 and December 31, 2010, we did not have any collateral posted, either in the form of cash or letters of credit, to derivative counterparties since we had respective net derivative asset positions with all of our counterparties.

Cash flow hedges

Changes in the fair value of our cash flow hedges, to the extent effective, are deferred in AOCI and reclassified into earnings in the same period or periods in which the hedged forecasted purchases or sales affect earnings, or when it is probable that the hedged forecasted transaction will not occur by the end of the originally specified time period. As of December 31, 2011, we have realized all of our hedged portions of future cash flows associated with anticipated energy commodity purchases. Based on recorded values at December 31, 2011, no net gains or losses will be reclassified into earnings within the next year.

Guarantees

We are required by our revolving credit agreement to indemnify lenders for any taxes required to be withheld from payments due to the lenders and for any tax payments made by the lenders. The maximum potential amount of future payments under these indemnifications is based on the related borrowings and such future payments cannot currently be determined. These indemnifications generally continue indefinitely unless limited by the underlying tax regulations and have no carrying value. We have never been called upon to perform under these indemnifications and have no current expectation of a future claim.

At December 31, 2011, we do not expect these guarantees to have a material impact on our future liquidity or financial position. However, if we are required to perform on these guarantees in the future, it may have an adverse effect on our results of operations.

Concentration of Credit Risk

Cash equivalents

Our cash equivalents are primarily invested in funds with high-quality, short-term securities and instruments that are issued or guaranteed by the U.S. government.

Accounts and notes receivable

The following table summarizes concentration of receivables, net of allowances, by product or service at December 31, 2011 and 2010:

	December 31,	
	2011	2010
	(Millions)	
Receivables by product or service:		
Sale of NGLs and related products and services	$ 324	$ 255
Transportation of natural gas and related products	160	149
Total	$ 484	$ 404

Natural gas and NGL customers include pipelines, distribution companies, producers, gas marketers and industrial users primarily located in the central, eastern and northwestern United States, Rocky Mountains and the Gulf Coast. As a general policy, collateral is not required for receivables, but customers' financial condition and credit worthiness are evaluated regularly.

Revenues

In 2011, 2010 and 2009, we had one customer in our Midstream segment that accounted for 20 percent, 17 percent, and 10 percent of our consolidated revenues, respectively.

Note 15. Contingent Liabilities and Commitments

Environmental Matters

We are a participant in certain environmental activities in various stages including assessment studies, cleanup operations and remedial processes at certain sites, some of which we currently do not own. We are monitoring these sites in a coordinated effort with other potentially responsible parties, the U.S. Environmental Protection Agency (EPA), and other governmental authorities. We are jointly and severally liable along with unrelated third parties in some of these activities and solely responsible in others. Certain of our subsidiaries have been identified as potentially responsible parties at various Superfund and state waste disposal sites. In addition, these subsidiaries have incurred, or are alleged to have incurred, various other hazardous materials removal or remediation obligations under environmental laws. As of December 31, 2011, we have accrued liabilities totaling $18 million for these matters, as discussed below. Our accrual reflects the most likely costs of cleanup, which are generally based on completed assessment studies, preliminary results of studies or our experience with other similar cleanup operations. Certain assessment studies are still in process for which the ultimate outcome may yield significantly different estimates of most likely costs. Any incremental amount in excess of amounts currently accrued cannot be reasonably estimated at this time due to uncertainty about the actual number of contaminated sites ultimately identified, the actual amount and extent of contamination discovered and the final cleanup standards mandated by the EPA and other governmental authorities.

The EPA and various state regulatory agencies routinely promulgate and propose new rules, and issue updated guidance to existing rules. These new rules and rulemakings include, but are not limited to, rules for reciprocating internal combustion engine maximum achievable control technology, new air quality standards for ground level ozone, and one hour nitrogen dioxide emission limits. We are unable to estimate the costs of asset additions or modifications necessary to comply with these new regulations due to uncertainty created by the various legal challenges to these regulations and the need for further specific regulatory guidance.

Our interstate gas pipelines are involved in remediation activities related to certain facilities and locations for polychlorinated biphenyl, mercury contamination, and other hazardous substances. These activities have involved the EPA, various state environmental authorities and identification as a potentially responsible party at various Superfund waste sites. At December 31, 2011, we have accrued liabilities of $10 million for these costs. We expect that these costs will be recoverable through rates.

We also accrue environmental remediation costs for natural gas underground storage facilities, primarily related to soil and groundwater contamination. At December 31, 2011, we have accrued liabilities totaling $8 million for these costs.

Rate Matters

On August 31, 2006, Transco submitted to the Federal Energy Regulatory Commission (FERC) a general rate filing (Docket No. RP06-569) principally designed to recover increased costs. The rates became effective March 1, 2007, subject to refund and the outcome of a hearing. All issues in this proceeding except one have been resolved by settlement.

The one issue reserved for litigation or further settlement relates to Transco's proposal to change the design of the rates for service under one of its storage rate schedules, which was implemented subject to refund on March 1, 2007. A hearing on that issue was held before a FERC Administrative Law Judge (ALJ) in July 2008. In November 2008, the ALJ issued an initial decision in which he determined that Transco's proposed incremental rate design is unjust and unreasonable. On January 21, 2010, the FERC reversed the ALJ's initial decision, and approved our proposed incremental rate design. Certain parties have sought rehearing of the FERC's order. If the FERC were to reverse their opinion on rehearing, we believe any refunds would not be material to our results of operations.

Other

In addition to the foregoing, various other proceedings are pending against us which are incidental to our operations.

Summary

We estimate that for all matters for which we are able to reasonably estimate a range of loss, including those noted above and others that are not individually significant, our aggregate reasonably possible losses beyond amounts accrued for all of our contingent liabilities are immaterial to our expected future annual results of operations, liquidity, and financial position. These calculations have been made without consideration of any potential recovery from third parties. We disclose all significant matters for which we are unable to reasonably estimate a range of possible loss.

Commitments

Commitments for construction and acquisition of property, plant and equipment are approximately $762 million at December 31, 2011.

Note 16. Segment Disclosures

Our reportable segments are strategic business units that offer different products and services. The segments are managed separately because each segment requires different technology, marketing strategies, and industry knowledge. (See Note 1.)

Performance Measurement

We currently evaluate segment operating performance based on *segment profit* from operations, which includes *segment revenues* from external customers, *segment costs and expenses,* and *equity earnings.* The accounting policies of the segments are the same as those described in Note 1. Intersegment sales, which are insignificant for all periods presented, are generally accounted for at the current market prices as if the sales were to unaffiliated third parties.

The primary types of costs and operating expenses by segment can be generally summarized as follows:

- Gas Pipeline — depreciation and operation and maintenance expenses;
- Midstream — commodity purchases (primarily for NGL and crude marketing, shrink, and fuel), depreciation, and operation and maintenance expenses.

The following table reflects the reconciliation of *segment profit* to *operating income* as reported in the Consolidated Statement of Income. It also presents other financial information related to long-lived assets.

	Gas Pipeline	Midstream (Millions)	Total
2011			
Segment revenues	$ 1,678	$ 5,051	$ 6,729
Segment profit	$ 673	$ 1,223	$ 1,896
Less equity earnings	58	84	142
Segment operating income	$ 615	$ 1,139	1,754
General corporate expenses			(112)
Total operating income			$ 1,642
Other financial information:			
Additions to long-lived assets (a)	$ 661	$ 591	$ 1,252
Depreciation and amortization	$ 351	$ 260	$ 611
2010			
Segment revenues	$ 1,605	$ 4,110	$ 5,715
Segment profit	$ 637	$ 937	$ 1,574
Less equity earnings	38	71	109
Segment operating income	$ 599	$ 866	1,465
General corporate expenses			(125)
Total operating income			$ 1,340
Other financial information:			
Additions to long-lived assets (a)	$ 476	$ 432	$ 908
Depreciation and amortization	$ 340	$ 228	$ 568
2009			
Segment revenues	$ 1,591	$ 3,011	$ 4,602
Segment profit	$ 635	$ 682	$ 1,317
Less equity earnings	35	46	81
Segment operating income	$ 600	$ 636	1,236
General corporate expenses			(109)
Total operating income			$ 1,127
Other financial information:			
Additions to long-lived assets (a)	$ 518	$ 505	$ 1,023
Depreciation and amortization	$ 334	$ 219	$ 553

(a) Excludes additions acquired in the transactions accounted for as a combination of entities under common control, and also excludes purchases of investments.

The following table reflects *total assets* and *investments* by reporting segment.

	Total Assets at December 31,		Investments at December 31,	
	2011	2010	2011	2010
	(Millions)			
Gas Pipeline	$ 8,348	$ 8,033	$ 413	$ 229
Midstream Gas & Liquids	6,591	5,291	970	816
Other corporate assets	226	404	-	-
Eliminations (1)	(785)	(324)	-	-
Total	$ 14,380	$ 13,404	$ 1,383	$ 1,045

(1) Primarily relates to the elimination of intercompany accounts receivable generated by our cash management program.

Note 17. Subsequent Events

In January 2012, we completed an equity issuance of 7 million common units representing limited partner interests in us at a price of $62.81 per unit. In February 2012, the underwriters exercised their option to purchase an additional 1.05 million common units for $62.81 per unit.

On February 17, 2012, we completed the acquisition of 100 percent of the ownership interests in certain entities from Delphi Midstream Partners, LLC in exchange for $325 million in cash, net of cash acquired in the transaction and subject to certain closing adjustments, and approximately 7.5 million of our common units valued at $465 million. Our valuation of the assets acquired and liabilities assumed has not been completed because the acquisition is very recent. We expect the significant components of the valuation to include property, plant and equipment, intangible contract assets and goodwill. The goodwill relates primarily to enhancing our strategic platform for expansion in the area. Revenues and earnings for the acquired companies are insignificant for the periods presented primarily because the Laser Gathering System began operations in October 2011.

WILLIAMS PARTNERS, L.P.

QUARTERLY FINANCIAL DATA
(Unaudited)

Summarized quarterly financial data are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Millions, except per-unit amounts)			
2011				
Revenues	$ 1,579	$ 1,671	$ 1,673	$ 1,806
Costs and operating expenses	1,105	1,163	1,169	1,235
Net income	307	338	342	391
Net income attributable to controlling interests	307	338	342	391
Basic and diluted net income per common unit	0.81	0.91	0.91	1.05
2010				
Revenues	$ 1,490	$ 1,400	$ 1,327	$ 1,498
Costs and operating expenses	1,033	1,002	923	1,026
Net income	322	240	253	286
Net income attributable to controlling interests	316	235	248	286
Basic and diluted net income per common unit	0.61	0.66	0.63	0.76

The sum of earnings per unit for the four quarters may not equal the total earnings per unit for the year due to changes in the average number of common units outstanding and rounding.

Net income for first-quarter 2011 includes $10 million related to the reversal of project feasibility costs from expense to capital at Gas Pipeline. (See Note 5 of Notes to Consolidated Financial Statements.)

Net income for third-quarter 2010 includes a $12 million gain on the sale of certain assets at Midstream. (See Note 5.)

Net income for second-quarter 2010 includes $11 million of involuntary conversion gains due to insurance recoveries that are in excess of the carrying value of assets at Midstream. (See Note 5.)

Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, including our general partner's Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Securities Exchange Act) (Disclosure Controls) will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Williams Partners L.P. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We monitor our Disclosure Controls and make modifications as necessary; our intent in this regard is that the Disclosure Controls will be modified as systems change and conditions warrant.

An evaluation of the effectiveness of the design and operation of our Disclosure Controls was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of our management, including our general partner's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our general partner's Chief Executive Officer and Chief Financial Officer concluded that these Disclosure Controls are effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

See report set forth above in Item 8, "Financial Statements and Supplementary Data."

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

See report set forth above in Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Controls Over Financial Reporting

There have been no changes during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our Internal Controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

As a limited partnership, we have no directors or officers. Instead, our general partner, Williams Partners GP LLC, manages our operations and activities. Our general partner is not elected by our unitholders and is not subject to re-election on a regular basis in the future. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. All of our operational personnel are employees of affiliates of our general partner.

All of the senior officers of our general partner are also senior officers of Williams and spend a sufficient amount of time overseeing the management, operations, corporate development and future acquisition initiatives of our business. Our non-executive directors devote as much time as is necessary to prepare for and attend Board of Directors and committee meetings.

The following table shows information for the directors and executive officers of our general partner as of February 24, 2012.

Name	Age	Position with Williams Partners GP LLC
Alan S. Armstrong	49	Chairman of the Board and Chief Executive Officer
Donald R. Chappel	60	Chief Financial Officer and Director
Rory L. Miller	51	Senior Vice President - Midstream and Director
Randall Barnard	53	Senior Vice President - Gas Pipeline and Director
Craig L. Rainey	59	General Counsel
Ted T. Timmermans	55	Vice President, Controller, and Chief Accounting Officer
H. Michael Krimbill	58	Director
H. Brent Austin	57	Director and Member of Audit and Conflicts Committees
Alice M. Peterson	59	Director and Member of Audit and Conflicts Committees
Laura A. Sugg	50	Director and Member of Audit Committee

Officers serve at the discretion of the Board of Directors of our general partner. There are no family relationships among any of the directors or executive officers of our general partner. The directors of our general partner are elected for one-year terms and hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. In addition to independence and financial literacy for members of our general partner's Board of Directors who serve on the Audit Committee and Conflicts Committee, our general partner considers the following qualifications relevant to service on its Board of Directors in the context of our business and structure:

- *Industry Experience* in the natural gas business.
- *Financial Experience* with which to evaluate our financial statements and capital investments.
- *Corporate Governance Experience* to support our goals of transparency, accountability for management and the Board of our general partner, and protection of unitholder interests.
- *Regulatory Experience* to oversee our regulatory compliance.
- *Public Policy and Government Experience* because we operate in a highly regulated industry.
- *Operating Experience* to understand our operating plan.

Certain information about each of our general partner's directors and executive officers is set forth below, including qualifications relevant to service on our general partner's Board of Directors.

Alan S. Armstrong has served as a director of our general partner since 2005 and has served as the Chairman of the Board of Directors and the Chief Executive Officer of our general partner since January 3, 2011. Mr. Armstrong has served as the Chief Executive Officer, President, and a director of Williams since January 3, 2011. From February 2010 to January 2011, Mr. Armstrong served as Senior Vice President – Midstream of our general partner. From 2005 to February 2010, Mr. Armstrong served as the Chief Operating Officer of our general partner. From 2002 to January 2011, Mr. Armstrong served as a Senior Vice President of Williams and acted as President of Williams' midstream business. From 1999 to 2002, Mr. Armstrong was Vice President, Gathering and Processing in Williams' midstream business and from 1998 to 1999 was Vice President, Commercial Development, in Williams' midstream business. Mr. Armstrong also serves as Chairman of the Board of Directors of Junior Achievement of Oklahoma, Inc., President of the Gas Processors Association, a member of the Board for the Natural Gas Supply Association, and Chairman of the University of Oklahoma College of Engineering Board of Visitors.

Mr. Armstrong's qualifications include industry, financial, public policy and government, and operating experience.

Donald R. Chappel has served as the Chief Financial Officer and a director of our general partner since 2005. Mr. Chappel has served as Senior Vice President and Chief Financial Officer of Williams since 2003. Mr. Chappel served as Chief Financial Officer from 2007 and a director from 2008 of the general partner of Williams Pipeline Partners L.P. (WMZ), a limited partnership formed by Williams to own and operate natural gas transportation and storage assets, until WMZ merged with us in 2010. Mr. Chappel also serves as a director of SUPERVALU Inc., a grocery and pharmacy company, and as Chairman of its Finance Committee.

Mr. Chappel's qualifications include industry and financial experience.

Rory L. Miller has served as Senior Vice President - Midstream and a director of our general partner since January 3, 2011. Mr. Miller has served as a Senior Vice President of Williams and acted as President of Williams midstream business since January 3, 2011. From 2004 to 2010, Mr. Miller was a Vice President of Williams' midstream business.

Mr. Miller's qualifications include industry, financial, public policy and government, and operating experience.

Randall L. Barnard has served as Senior Vice President – Gas Pipeline and a director of our general partner since February 24, 2011. Mr. Barnard has served as a Senior Vice President of Williams and acted as President of Williams gas pipeline business since February 2011. From July 2010 to February 2011, Mr. Barnard served as Vice President of Natural Gas Market Development of Williams. From 2002 to July 2010, Mr. Barnard was Senior Vice President of Operations and Technical Service for Williams' gas pipeline business. From 2000 to 2002, Mr. Barnard served as President of Williams International and Vice President and General Manager of Williams and was a director of Apco Oil and Gas International Inc., formerly Apco Argentina (Apco). Mr. Barnard also served as Chief Executive Officer of Apco from 2001 to 2002. From 1997 to 2000, Mr. Barnard was General Manager of Williams International in Venezuela.

Mr. Barnard's qualifications include industry, financial, regulatory, public policy and government, and operating experience.

H. Brent Austin has served as a director of our general partner since 2010. Mr. Austin has been Managing Director and Chief Investment Officer of Alsamora L.P., a Houston-based private limited partnership with real estate and diversified equity investments, since 2003. Mr. Austin served as a director of the general partner of WMZ from October 2008 until WMZ merged with us in 2010. From 2002 to 2003, Mr. Austin was President and Chief Operating Officer of El Paso Corporation, where he managed all non-regulated operations as well as all financial functions.

Mr. Austin's qualifications include industry, financial, corporate governance, regulatory, public policy and government, and operating experience.

H. Michael Krimbill has served as a director of our general partner since 2007. Mr. Krimbill has served as the Chief Executive Officer of NGL Energy Partners LP and as a director of its general partner since 2010. Mr. Krimbill has served as a director of Pacific Commerce Bank since February 2011. Mr. Krimbill served as a director of Seminole Energy Services, LLC, a privately held natural gas marketing company, from 2007 to 2010. Mr. Krimbill was the President and Chief Financial Officer of Energy Transfer Partners, L.P. from 2004 to 2007. Mr. Krimbill joined Heritage Propane Partners, L.P. (the predecessor of Energy Transfer Partners) as Vice President and Chief Financial Officer in 1990. Mr. Krimbill served as President of Heritage from 1999 to 2004 and as President and Chief Executive Officer of Heritage from 2000 to 2005. Mr. Krimbill also served as a director of Energy Transfer Equity, the general partner of Energy Transfer Partners, from 2000 to 2007.

Mr. Krimbill's qualifications include industry, financial, corporate governance, and operating experience.

Alice M. Peterson has served as a director of our general partner since 2005. Ms. Peterson served as the Chief Ethics Officer of SAI Global from 2009 to 2010 and presently acts as a special advisor to SAI Global. Since 2000, Ms. Peterson has served as a director of RIM Finance, LLC, a wholly owned subsidiary of Research in Motion, Ltd., the maker of the Blackberry™ handheld device. Since July 2011, Ms. Peterson has served as a director of Patina Solutions, which provides professionals on a flexible basis to help companies achieve their business objectives. Ms. Peterson served as a director of Navistar Financial Corporation, a wholly owned subsidiary of Navistar International, from 2006 to 2010. Ms. Peterson founded and served as the president of Syrus Global, a provider of ethics, compliance, and reputation management solutions from 2002 to April 2009, when it was acquired by SAI Global. Ms. Peterson served as a director of Hanesbrands Inc., an apparel company, from 2006 to 2009. Ms. Peterson served as a director of TBC Corporation, a marketer of private branded replacement tires, from July 2005 to November 2005, when it was acquired by Sumitomo Corporation of America. From 1998 to 2004, she served as a director of Fleming Companies. From 2000 to 2001, Ms. Peterson served as President and General Manager of RIM Finance, LLC. From 1998 to 2000, Ms. Peterson served as Vice President of Sears Online and from 1993 to 1998, as Vice President and Treasurer of Sears, Roebuck and Co. Ms. Peterson serves on the faculty of the Practicing Law Institute and the National Association of Corporate Directors.

Ms. Peterson's qualifications include financial and corporate governance experience.

Laura A. Sugg has served as a director of our general partner since December 2011. Ms. Sugg has served as a director of Williams since 2010 and has served as a director of Denbury Resources, Inc., an oil and natural gas exploration and production company, since January 2012. Ms. Sugg retired from ConocoPhillips in 2010, having served as President, Australasia Division, a position responsible for the profit and loss and growth responsibility of ConocoPhillip's operations in Australia and East Timor. Ms. Sugg began her career in 1983 at Sohio Petroleum and joined Phillips Petroleum, now ConocoPhillips, in 1986 and performed various business development, human resources and operations roles. From 2003 to 2005, Ms. Sugg was ConocoPhillip's General Manager E&P Human Resources, with responsibility for global compensation and benefits, leadership succession planning, and all human resource functions for 10,000 worldwide employees in 16 countries. From 2002 to 2003, Ms. Sugg was a ConocoPhillip's midstream executive responsible for profit and loss, health, safety and environment, and operations for its gas gathering, processing, and fractionation business in the U.S., Canada, and Trinidad. From 2000 to 2002, Ms. Sugg was Vice President Worldwide Gas for Phillips with responsibility for its global liquefied natural gas and coal bed methane business development and the profit and loss for its North American gas marketing operations. Ms. Sugg was a director of Mariner Energy, Inc., an independent oil and gas exploration and production company, from 2009 until its merger with Apache Corporation in 2010. She is a member of the National Association of Corporate Directors and the Oklahoma State University Engineering Advisory Board.

Ms. Sugg's qualifications include industry, financial, and operating experience.

Craig L. Rainey has served as the General Counsel of our general partner since December 31, 2011. From 2001 to December 2011, Mr. Rainey served as an Assistant General Counsel of Williams, primarily supporting Williams' midstream business and former exploration and production business. He joined Williams in 1999 as a senior counsel.

Ted T. Timmermans has served as Vice President, Controller, and Chief Accounting Officer of our general partner since 2005. Mr. Timmermans has served as Vice President, Controller, and Chief Accounting Officer of Williams since 2005. Mr. Timmermans served as an Assistant Controller of Williams from 1998 to 2005. Mr. Timmermans served as Chief Accounting Officer of the general partner of WMZ from 2008 until WMZ merged with us in 2010.

Governance

Our general partner adopted governance guidelines that address, among other areas, director independence standards, policies on meeting attendance and preparation, executive sessions of non-management directors and communications with non-management directors.

Director Independence

Because we are a limited partnership, the NYSE does not require our general partner's Board of Directors to be composed of a majority of directors who meet the criteria for independence required by the NYSE or to maintain nominating/corporate governance and compensation committees composed entirely of independent directors.

Our general partner's Board of Directors has adopted director independence standards, which are included in our governance guidelines. Our governance guidelines are available on our website at www.williamslp.com at the Corporate Responsibility/Corporate Governance Guidelines tab.

Our general partner's Board of Directors has affirmatively determined that each of Mesdames Peterson and Sugg and Mr. Austin is an "independent director" under the current listing standards of the NYSE and our director independence standards. In so doing, the Board of Directors determined that each of these individuals met the "bright line" independence standards of the NYSE. In addition, there were no transactions or relationships between each director and any member of his or her immediate family on one hand, and us or any affiliate of us on the other, that were identified and considered by the Board of Directors. Accordingly, the Board of Directors of our general partner affirmatively determined that all of the directors mentioned above are independent. Because Messrs. Armstrong, Barnard, Chappel, Miller, Phillip D. Wright (who served as a director of our general partner until February 24, 2011), and Steven J. Malcolm (who served as a director of our general partner until January 3, 2011) are or were employees, officers and/or directors of Williams, they are not independent under these standards. Mr. Krimbill is not independent due to business relationships between us and NGL Energy Partners L.P.

Mesdames Peterson and Sugg and Mr. Austin do not serve as an executive officer of any non-profit organization to which we or our affiliates (the Partnership Group) made contributions within any single year of the preceding three years that exceeded the greater of $1.0 million or 2 percent of such organization's consolidated gross revenues. Further, in accordance with our director independence standards, there were no discretionary contributions made by any member of the Partnership Group to a non-profit organization with which such director, or such director's spouse, has a relationship that impact the director's independence.

Meeting Attendance and Preparation

Members of the Board of Directors of our general partner are expected to attend at least 75 percent of regular Board meetings and meetings of the committees on which they serve, either in person or telephonically. In addition, directors are expected to be prepared for each meeting of the Board by reviewing written materials distributed in advance.

Executive Sessions of Non-Management Directors

Our general partner's non-management Board members periodically meet outside the presence of our general partner's executive officers. The Chairman of the Audit Committee serves as the presiding director for executive sessions of non-management Board members. The current Chairman of the Audit Committee and the presiding director is Ms. Alice M. Peterson.

Communications with Directors

Interested parties wishing to communicate with our general partner's non-management directors, individually or as a group, may do so by contacting our general partner's Corporate Secretary or the presiding director. The contact information is maintained at the corporate responsibility/corporate governance guidelines tab of our website at www.williamslp.com.

The current contact information is as follows:

Williams Partners L.P.
c/o Williams Partners GP LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172
Attn: Presiding Director

Williams Partners L.P.
c/o Williams Partners GP LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172
Attn: Corporate Secretary

Board Committees

The Board of Directors of our general partner has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and a Conflicts Committee. The following is a description of each of the committees and committee membership as of February 24, 2012.

Board Committee Membership

	Audit Committee	Conflicts Committee
H. Brent Austin	✔	•
Alice M. Peterson	•	✔
Laura A. Sugg	✔	

✔ = committee member

• = chairperson

Audit Committee

Our general partner's Board of Directors has determined that all members of the Audit Committee meet the heightened independence requirements of the NYSE for audit committee members and that all members are financially literate as defined by the rules of the NYSE. The Board of Directors has further determined that Ms. Alice M. Peterson and Mr. H. Brent Austin qualify as "audit committee financial experts" as defined by the rules of the SEC. Biographical information for each of these persons is set forth above. The Audit Committee is governed by a written charter adopted by the Board of Directors. For further information about the Audit Committee, please read the "Report of the Audit Committee" below and "Principal Accountant Fees and Services."

Conflicts Committee

The Conflicts Committee of our general partner's Board of Directors reviews specific matters that the Board believes may involve conflicts of interest. The Conflicts Committee determines if resolution of the conflict is fair and reasonable to us. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence and experience requirements established by the NYSE and the Sarbanes-Oxley Act of 2002 and other federal securities laws. Any matters approved by the Conflicts Committee will be conclusively deemed fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe to us or our unitholders.

Code of Business Conduct and Ethics

Our general partner has adopted a Code of Business Conduct and Ethics for directors, officers and employees. We intend to disclose any amendments to or waivers of the Code of Business Conduct and Ethics on behalf of our general partner's Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions on our website at www.williamslp.com under the Corporate Responsibility tab, promptly following the date of any such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our general partner's executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC and the NYSE reports of ownership of our securities and changes in reported ownership. Executive officers and directors of our general partner and greater than 10% unitholders are required to by SEC rules to furnish to us copies of all Section 16(a) reports that they file. Based solely on a review of reports furnished to our general partner, or written representations from reporting persons that all reportable transactions were reported, we believe that during the fiscal year ended December 31, 2011 our general partner's officers, our directors and our greater than 10% common unitholders filed all reports they were required to file under Section 16(a) on a timely basis.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as registrar and transfer agent for our common units. Contact information for Computershare is as follows:

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
Phone: (781) 575-2879 or toll-free, (877) 498-8861
Hearing impaired: (800) 952-9245
Internet: www.computershare.com/investor

Send overnight mail to:
Computershare
250 Royall St.
Canton, Massachusetts 02021

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. The Audit Committee operates under a written charter approved by the Board. The charter, among other things, provides that the Audit Committee has authority to appoint, retain, oversee and terminate when appropriate the independent auditor. In this context, the Audit Committee:

- Reviewed and discussed the audited financial statements in this annual report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

- Reviewed with Ernst & Young LLP, the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and acceptability of Williams Partners L.P.'s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards;

- Received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the audit committee concerning independence, and discussed with Ernst & Young LLP its independence;

- Discussed with Ernst & Young LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- Discussed with Williams Partners L.P.'s internal auditors and Ernst & Young LLP the overall scope and plans for their respective audits. The audit committee meets with the internal auditors and Ernst & Young LLP, with and without management present, to discuss the results of their examinations, their evaluations of Williams Partners L.P.'s internal controls and the overall quality of Williams Partners L.P.'s financial reporting; and

- Based on the foregoing reviews and discussions, recommended to the Board of Directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

This report has been furnished by the members of the Audit Committee of the Board of Directors:

— Alice M. Peterson - Chair

— H. Brent Austin

— Laura A. Sugg

The report of the Audit Committee in this report shall not be deemed incorporated by reference into any other filing by Williams Partners L.P. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

We and our general partner, Williams Partners GP LLC, were formed in February 2005. We are managed by the executive officers of our general partner who are also executive officers of Williams. Neither we nor our general partner have a compensation committee. The executive officers of our general partner are compensated directly by Williams. All decisions as to the compensation of the executive officers of our general partner who are involved in our management are made by the Compensation Committee of Williams. Therefore, we do not have any policies or programs relating to compensation of the executive officers of our general partner and we make no decisions relating to such compensation. None of the executive officers of our general partner have employment agreements with us or are otherwise specifically compensated for their service as an executive officer of our general partner. A full discussion of the policies and programs of the Compensation Committee of Williams will be set forth in the proxy statement for Williams' 2012 annual meeting of stockholders which will be available upon its filing on the SEC's website at *www.sec.gov* and on Williams' website at *www.williams.com* at the "Investors - SEC Filings" tab (Williams' 2012 Proxy Statement). We reimburse our general partner for direct and indirect general and administrative expenses attributable to our management (which expenses include the share of the compensation paid to the executive officers of our general partner attributable to the time they spend managing our business). Please read "Certain Relationships and Related Transactions, and Director Independence - Reimbursement of Expenses of Our General Partner" for more information regarding this arrangement.

Executive Compensation

The following table summarizes the compensation attributable to services performed for us in 2011 for our general partner's named executive officers (NEOs), consisting of our principal executive officer, principal financial officer, three other most highly compensated executive officers serving as executive officers at the end of 2011, a former executive officer who served as our principal executive officer for a portion of 2011, and a former executive officer who would have been one of our general partner's three most highly compensated executive officers (other than the principal executive and financial officers) if he had been serving as an executive officer at the end of 2011.

Further information regarding compensation of our principal executive officer, Mr. Armstrong, who also serves as the President and Chief Executive Officer of Williams, our principal financial officer, Mr. Chappel, who also serves as the Chief Financial Officer of Williams, Mr. Wright, who until February 24, 2011 served as our Senior Vice President – Gas Pipeline and who also serves as a Senior Vice President of Williams, and Mr. Malcolm, who until January 3, 2011 served as our principal executive officer and also served as Chairman of the Board, President, and Chief Executive Officer of Williams, will be set forth in Williams' 2012 Proxy Statement. Compensation amounts set forth in Williams' 2012 Proxy Statement will include all compensation paid by Williams, including the amounts in the table below attributable to services performed for us.

2011 Summary Compensation Table

The following table sets forth certain information with respect to Williams' compensation of our general partner's NEOs attributable to us during fiscal years 2011, 2010, and 2009.

Name and Principal Position(1)	Year	Salary(2)	Bonus	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Alan S. Armstrong	2011	$ 548,550	$ -	$ 1,545,849	$ 277,298	$ 997,943	$ 409,057	$ 34,722	$ 3,813,419
Chairman &	2010	370,596	-	917,705	260,423	319,581	205,368	12,252	2,085,925
Chief Executive Officer	2009	135,987	-	268,430	133,658	153,173	79,325	4,393	774,966
Donald R. Chappel	2011	383,865	-	986,533	233,883	462,091	297,698	11,313	2,375,383
Chief Financial Officer	2010	333,144	-	784,538	222,628	305,242	123,144	8,911	1,777,607
	2009	55,180	-	86,991	43,315	53,553	26,837	1,143	267,019
Phillip D. Wright	2011	327,063	-	836,863	198,400	385,836	408,502	12,277	2,168,941
Former Senior Vice President	2010	431,531	-	1,036,540	294,146	323,903	225,704	13,878	2,325,702
Gas Pipeline	2009	-	-	-	-	-	-	-	-
Rory L. Miller	2011	344,933	-	968,722	229,652	306,233	238,837	13,253	2,101,630
Senior Vice President,	2010	-	-	-	-	-	-	-	-
Midstream	2009	-	-	-	-	-	-	-	-
Randall L. Barnard	2011	380,084	-	1,100,795	260,962	323,128	393,398	21,071	2,479,438
Senior Vice President,	2010	-	-	-	-	-	-	-	-
Gas Pipeline	2009	-	-	-	-	-	-	-	-
James J. Bender	2011	293,758	-	602,339	142,800	271,096	240,747	20,707	1,571,447
Former General Counsel	2010	247,724	-	484,079	137,367	186,133	97,662	8,423	1,161,388
	2009	42,991	-	56,544	28,155	36,548	17,548	1,865	183,651
Steven J. Malcolm	2011	94,476	-	-	-	75,291	-	-	169,767
Former Chairman &	2010	580,470	-	1,549,477	1,004,111	673,545	392,834	23,114	4,223,551
Chief Executive Officer	2009	86,310	-	148,180	199,248	133,235	97,986	4,978	669,937

(1) **Name and Principal Position.** On January 3, 2011, Mr. Malcolm retired as Chairman of the Board and Chief Executive Officer of our general partner. Mr. Armstrong, our general partner's former Senior Vice President – Midstream, succeeded Mr. Malcolm as Chairman of the Board and Chief Executive Officer on January 3, 2011. Mr. Wright served as a director of our general partner and our general partner's Senior Vice President – Gas Pipeline from February 2010 to February 24, 2011.

(2) **Salary.** The amount paid to Mr. Malcolm in 2011 consisted primarily of accrued vacation/paid time off. Mr. Malcolm did not receive a salary increase in 2009 or 2010. All other NEOs did not receive a salary increase in 2009 and received a 2 percent increase in 2010.

(3) **Stock Awards.** The stock awards represent equity grants related to Williams' common stock. The NEOs do not receive any equity awards from us. Awards were granted under the terms of Williams' 2007 Incentive Plan and include time-based and performance-based restricted stock units (RSUs). Amounts shown are the grant date fair value of awards attributable to us computed in accordance with FASB ASC Topic 718. The assumptions used by Williams to determine the grant date fair value of the stock awards can be found in the Williams Annual Report on Form 10-K for the year-ended December 31, 2011. Mr. Malcolm had no outstanding time-based RSUs.

The potential maximum values attributable to us of the performance-based RSUs, subject to changes in performance outcomes of Williams, are as follows:

	2011 Performance-Based RSU Maximum Potential
Alan S. Armstrong	$ 2,173,116
Donald R. Chappel	1,069,169
Phillip D. Wright	906,960
Rory L. Miller	1,049,866
Randall L. Barnard	1,193,001
James J. Bender	652,793
Steven J. Malcolm	-

(4) **Option Awards.** Awards are granted under the terms of Williams' 2007 Incentive Plan and include non-qualified stock options. Amounts shown are the grant date fair value of awards attributable to us computed in accordance with FASB ASC Topic 718. The assumptions used by Williams to determine the grant date fair value of the option awards can be found in the Williams Annual Report on Form 10-K for the year-ended December 31, 2011. The options may be exercised to acquire Williams' common stock. The NEOs do not receive any option awards from us.

(5) **Non-Equity Incentive Plan.** Williams provides an annual incentive program to the NEOs and payments are based on the financial performance of Williams. The maximum annual incentive pool funding for NEOs is 250 percent of target. The NEOs also have a previously funded reserve balance that has been eliminated, beginning in 2009; however, Mr. Miller and Mr. Barnard were not executive officers in 2009 and did not have reserve balances. Threshold performance was met in 2009, 2010, and 2011 and a portion of the respective reserve balance was paid to each NEO each year. We do not sponsor any non-equity incentive plans.

(6) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amount shown is the aggregate change from December 31, 2010 to December 31, 2011 in the actuarial present value of the accrued benefit under the qualified pension and supplemental retirement plans sponsored by Williams that is attributable to us. Williams' 2012 Proxy Statement will provide more detail regarding "Pension Benefits" including further details regarding the calculation of the present value of the accrued benefit. We do not sponsor any qualified pension or supplemental retirement plans.

(7) **All Other Compensation.** Amounts shown represent payments made by Williams on behalf of the NEOs and attributable to us. These amounts include life insurance premium, a 401(k) matching contribution, and perquisites (if applicable). None of these amounts were provided directly by us. Perquisites include financial planning services, mandated annual physical exam, and personal use of Williams aircraft. Effective in 2011, Williams no longer requires its CEO to use Williams' aircraft for all air travel. The incremental cost method was used to calculate the personal use of Williams' aircraft. The incremental cost calculation includes such items as fuel, maintenance, weather and airport services, pilot meals, pilot overnight expenses, aircraft telephone, and catering. The amounts of perquisites for Mr. Armstrong and Mr. Bender are included because the aggregate amount attributable to us exceeds $10,000.

	Financial Planning	Annual Physical Exam	Company Aircraft Personal Usage
Alan S. Armstrong	$ 3,048	$ 3,450	$ 18,482
James J. Bender	9,054	2,023	-

We have not included tables with information about grants of plan-based awards, outstanding equity awards at fiscal year-end, option exercises and stock vested, pension benefits, and non-qualified deferred compensation because we do not currently sponsor such plans or grant awards to our NEOs under our general partner's long-term incentive plan, which is the only compensation plan sponsored by our general partner. Information related to Williams' sponsorship of any such plans will be set forth in Williams' 2012 Proxy Statement. In addition, our NEOs are not entitled to any compensation as a result of a change-in-control of us or the termination of their service as an NEO of our general partner.

Compensation Committee Interlocks and Insider Participation

As previously discussed, our general partner's Board of Directors is not required to maintain, and does not maintain, a compensation committee. Until January 3, 2011, Steven J. Malcolm, served as our general partner's Chief Executive Officer and Chairman of the Board of Directors and also served as the Chairman of the Board and Chief Executive Officer of Williams. From January 3, 2011, Alan S. Armstrong has served as our general partner's Chief Executive Officer and Chairman of the Board of Directors and has also served as the President and Chief Executive Officer of Williams. Also during 2011, Randall L. Barnard, Donald R. Chappel, Rory L. Miller and Phillip D. Wright, who were directors of our general partner, also served as executive officers of Williams. However, all compensation decisions with respect to each of these persons are made by Williams and none of these individuals receive any compensation directly from us or our general partner. Please read "Certain Relationships and Related Transactions, and Director Independence" below for information about relationships among us, our general partner and Williams.

Compensation Policies and Practices as They Relate to Risk Management

We do not have any employees. We are managed and operated by the directors and officers of our general partner and employees of Williams perform services on our behalf. We do not have any compensation policies or practices that need to be assessed or evaluated for the effect on our operations. Please read "Compensation Discussion and Analysis," "Employees," and "Certain Relationships and Related Transactions, and Director Independence" for more information about this arrangement. For an analysis of any risks arising from Williams' compensation policies and practices, please read Williams' 2012 Proxy Statement.

Board Report on Compensation

Neither we nor our general partner has a compensation committee. The Board of Directors of our general partner has reviewed and discussed with management the Compensation Discussion and Analysis set forth above and based on this review and discussion has approved it for inclusion in this Form 10-K.

The Board of Directors of Williams Partners GP LLC:

Alan S. Armstrong,
Randall L. Barnard,
H. Brent Austin,
Donald R. Chappel,
H. Michael Krimbill,
Rory L. Miller,
Alice M. Peterson
Laura A. Sugg

Compensation of Directors

We are managed by the Board of Directors of our general partner. Members of the Board of Directors who are also officers or employees of Williams or an affiliate of us or Williams do not receive additional compensation for serving on the Board of Directors. Please read "Compensation Discussion and Analysis," "Executive Compensation," and "Certain Relationships and Related Transactions, and Director Independence - Reimbursement of Expenses of Our General Partner" for information about how we reimburse our general partner for direct and indirect general and administrative expenses attributable to our management. Non-employee directors receive a bi-annual compensation package consisting of the following, which amounts are paid on September 1 and March 1: (a) $45,000 cash retainer; and (b) $2,500 cash retainer each for service on the Conflicts Committee or Audit Committee of the Board of Directors. If a non-employee director's service on the Board of Directors commenced after September 1 and prior to the final day of February, or between March 1 and August 31, the non-employee director receives a prorated bi-annual compensation package. In addition to the bi-annual compensation package, each non-employee director who was first elected to the Board of Directors receives a one-time cash payment of $25,000 on the date of such election. Also, each non-employee director serving as a member of the Conflicts Committee receives $1,250 cash for each Conflicts Committee meeting attended by such director. Fees for attendance at meetings of the Conflicts Committee are paid on March 1 and September 1 for meetings held during the preceding months.

Each non-employee director is also reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or its committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law. We also reimburse non-employee directors for the costs of education programs relevant to their duties as Board members.

For their service, non-management directors were paid the following compensation in 2011:

Director Compensation Fiscal Year 2011

Name	Fees Earned or Paid in Cash (1)		Unit Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
H. Brent Austin	$ 126,250		-	-	-	-	-	$ 126,250
H. Michael Krimbill	126,250		-	-	-	-	-	126,250
Alice M. Peterson	125,000		-	-	-	-	-	125,000
Laura A. Sugg	32,917	(2)	-	-	-	-	-	32,917

(1) Bi-annual compensation retainer fees and Conflicts Committee meeting fees earned in 2011 are reflected in this column.

(2) Ms. Sugg joined the Board of Directors of our General Partner on December 12, 2011. The amount in this column reflects the one-time cash payment of $25,000 for new directors on the date of her election and the portion of Ms. Sugg's prorated bi-annual retainer and committee fee for December 2011. On March 1, 2012, Ms. Sugg will be paid the prorated bi-annual retainer and committee fee for her service between December 2011 and February 2012.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table sets forth information as of February 23, 2012, concerning beneficial ownership by holders of 5 percent or more of our common units. Unless otherwise indicated by footnote, the companies named in the table have sole voting and investment power with respect to the common units listed.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Total Common Units Beneficially Owned
The Williams Companies, Inc.(a)	217,095,249	71.18%
Williams Gas Pipeline Company, LLC(a)	120,564,984	39.53%

Percentage of common units beneficially owned is based on 305,008,540 common units outstanding. Our general partner, Williams Partners GP LLC, also owns all of our 2 percent general partner interest and IDRs.

(a) The Williams Companies, Inc. (Williams) is the parent company of Williams Partners GP LLC (the General Partner), Williams Discovery Pipeline LLC (Discovery Pipeline), and Williams Gas Pipeline Company, LLC (WGP) and is the ultimate parent company of Williams Energy, L.L.C. (WE), Williams Partners Holdings LLC (Holdings), and WGP Gulfstream Pipeline LLC (Gulfstream), and may, therefore, be deemed to beneficially own the common units held by each of these companies. Williams' common stock is listed on the NYSE under the symbol "WMB." Williams files information with, or furnishes information to, the Securities and Exchange Commission pursuant to the information requirements of the Securities Exchange Act of 1934 (the Act). Gulfstream is the record holder of 4,875,284 common units. WGP is the record holder of 115,689,700 common units, and, as the sole member of Gulfstream, may, pursuant to Rule 13d-3, be deemed to beneficially own the common units owned by Gulfstream. Discovery Pipeline is the record holder of 1,425,466 common units. Holdings is the record holder of 2,826,378 common units. The General Partner is the record holder of 3,363,527 common units. WE is the record owner of 2,952,233 common units. Williams is record holder of 85,962,661 common units and, as the sole member of Discovery Pipeline, WGP, and the General Partner, and the indirect owner of WE, Holdings and Gulfstream may, pursuant to Rule 13d-3, be deemed to beneficially own the units beneficially owned by Discovery Pipeline, WGP, the General Partner, WE, Holdings, and Gulfstream. The address of these companies is One Williams Center, Tulsa, Oklahoma 74172.

The following table sets forth, as of February 1, 2012, the number of shares of common stock of The Williams Companies, Inc. beneficially owned by each of the directors of our general partner, by the NEOs of our general partner, and by all directors and executive officers of our general partner as a group. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly(a)	Shares Underlying Options Exercisable Within 60 Days(b)	Total	Percent of Class
Alan S. Armstrong	394,789	352,115	746,904	*
Randall L. Barnard	113,607	23,589	137,196	*
James J. Bender (c)	346,819	344,854	691,673	*
Donald R. Chappel	466,199	694,925	1,161,124	*
H. Michael Krimbill	50,000	-	50,000	*
Steven J. Malcolm (d)	1,238,867	900,002	2,138,869	*
Rory L. Miller	111,457	78,491	189,948	*
Laura A. Sugg	8,710	-	8,710	*
Phillip D. Wright (e)	485,250	328,190	813,440	*
All current directors and executive officers as a group (10 persons)	1,192,709	1,265,853	3,272,002	*

Percentage of shares beneficially owned is based on 592,141,595 shares outstanding on February 1, 2012.

* Less than 1%.

(a) Includes shares held under the terms of Williams incentive and investment plans as follows: Mr. Armstrong, 318,049 restricted stock units and 76,740 beneficially owned shares; Mr. Barnard, 106,868 restricted stock units and 6,739 beneficially owned shares; Mr. Bender, 314,312 restricted stock units and 32,507 beneficially owned shares; Mr. Chappel, 331,936 restricted stock units and 134,263 beneficially owned shares; Mr. Malcolm, 1,173 shares in The Williams Companies Investment Plus Plan, 526,848 restricted stock units, and 710,846 beneficially owned shares; Mr. Miller, 80,958 restricted stock units and 30,499 beneficially owned shares; and Mr. Wright, 270,492 restricted stock units and 214,758 beneficially owned shares of which 14,388 shares are held in the Vicky L. Wright Trust dated February 12, 2004. Williams restricted stock units do not provide the holder with voting or investment power.

(b) The shares indicated represent stock options granted under Williams' current or previous stock option plans, which are currently exercisable or which will become exercisable within 60 days of February 1, 2012. Shares subject to options cannot be voted..

(c) Mr. Bender resigned as General Counsel of our general partner, effective December 31, 2011.

(d) Mr. Malcolm retired as Chairman of the Board and Chief Executive Officer of our general partner, effective January 3, 2011.

(e) Mr. Wright resigned as Senior Vice President – Gas Pipeline and Director of our general partner, effective February 24, 2011.

The following table sets forth, as of February 22, 2012, the number of common units beneficially owned by each of the directors of our general partner, by the NEOs of our general partner, and by all directors and executive officers of our general partner as a group. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned
Alan S. Armstrong (a)	20,000	*
H. Brent Austin (b)	10,336	*
Randall L. Barnard	2,337	*
James J. Bender (c)	17,000	*
Donald R. Chappel	22,584	*
H. Michael Krimbill	57,151	*
Steven J. Malcolm (d)	32,684	*
Rory L. Miller	—	*
Alice M. Peterson	4,524	*
Laura A. Sugg	—	*
Phillip D. Wright (e)	12084	*
All current directors and executive officers as a group (10 persons)	125,678	*

Percentage of common units beneficially owned is based on 305,008,540 common units outstanding.

* Less than 1%.

(a) Mr. Armstrong is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of distributions from, the power to dispose or direct the dispositions of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. Mr. Armstrong's spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

(b) Mr. Austin holds 9,000 common units in a joint tenants-in-common account with his spouse.

(c) Represents units beneficially owned by Mr. Bender that are held by the James J. Bender Revocable Trust dated July 8, 2009. Mr. Bender resigned as General Counsel of our general partner, effective December 31, 2011.

(d) Mr. Malcolm retired as Chairman of the Board and Chief Executive Officer of our general partner, effective January 3, 2011.

(e) Mr. Wright resigned as Senior Vice President – Gas Pipeline and Director of our general partner, effective February 24, 2011. Includes 2,425 common units held in the Vicky L. Wright Trust dated February 12, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information concerning common units that were potentially subject to issuance under the Williams Partners GP LLC Long-Term Incentive Plan as of December 31, 2011. For more information about this plan, which did not require approval by our limited partners, please read Note 12, of Notes to Consolidated Financial Statements.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	686,597
Total	—	—	686,597

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Transactions with Related Persons

Our general partner and its affiliates own 217,095,249 common units representing a 70 percent limited partner interest in us. Williams also indirectly owns 100 percent of our general partner, which allows it to control us. Certain officers and directors of our general partner also serve as officers and/or directors of Williams. In addition, our general partner owns a 2 percent general partner interest and incentive distribution rights in us.

In addition to the related transactions and relationships discussed below, information about such transactions and relationships is included in Note 3 of our Notes to Consolidated Financial Statements and is incorporated herein by reference in its entirety.

On December 31, 2011, Williams completed the tax-free spin-off of its 100 percent interest in WPX to their shareholders. WPX was formed in April 2011 to hold Williams' former exploration and production business. The spin-off was completed by means of a special stock dividend. We were affiliated with WPX until this separation, so transactions between us and WPX are included below.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates, which include Williams, in connection with the ongoing operation and liquidation of Williams Partners L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

	Operational Stage
Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98 percent to unitholders, including our general partner and its affiliates as holders of an aggregate of 217,095,249 common units and the remaining 2 percent to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50 percent of the distributions above the highest target level. We refer to the rights to the increasing distributions as "incentive distribution rights." For further information about distributions, please read "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

	Operational Stage
Reimbursement of expenses to our general partner and its affiliates	Our general partner does not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner determines the amount of these expenses.
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.
	Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for its management of our business. However, we reimburse our general partner for expenses incurred on our behalf, including expenses incurred in compensating employees of an affiliate of our general partner who perform services on our behalf. These expenses include all allocable expenses necessary or appropriate to the conduct of our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. There is no minimum or maximum amount that may be paid or reimbursed to our general partner for expenses incurred on our behalf.

For the fiscal year ended December 31, 2011, our general partner allocated approximately $12 million of expense to us for the services performed on our behalf by our executive officers, who are also employees of Williams, and those of our directors, who are also employees of Williams. This allocated expense included our allocable share of salaries, non-equity incentive plan compensation, and other employment-related expenses, including Williams restricted stock unit and stock option awards, retirement plans, health and welfare plans, employer-related payroll taxes, matching contributions made under a Williams 401(k) plan and premiums for life insurance.

Williams affiliates charge us for the costs associated with the employees that operate our assets. These costs totaled $208 million for the year ended December 31, 2011.

In addition, general and administrative services are provided to us by employees of Williams, and we are charged for certain administrative expenses incurred by Williams. These charges are either directly identifiable or allocated to their operations. Direct charges are for goods and services provided by Williams at their request. Allocated charges are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. These costs totaled $344 million for the year ended December 31, 2011. In management's estimation, the allocation methodologies used are reasonable and result in a reasonable allocation to us of their costs of doing business incurred by Williams.

Commodity Purchase Contracts

We purchased natural gas for shrink replacement and fuel for processing plants from WPX and we purchased for resale from WPX, Discovery Producer Services LLC, and Williams Olefins, LLC (Williams Olefins), a wholly owned subsidiary of Williams, substantially all of the NGLs to which those entities take title. We conduct these purchases at market prices at the time of purchase. We also purchased natural gas for Gas Pipeline's merchant gas sales program from WPX at contract or market prices. These purchases totaled $923 million for the year ended December 31, 2011.

In addition, through an agency agreement, WPX managed Transco's jurisdictional merchant gas sales. WPX was authorized to make gas sales on Transco's behalf in order to manage its gas purchase obligations. WPX receives all margins associated with jurisdictional merchant gas sales business and, as Transco's agent, assumes all market and credit risk associated with such sales. Consequently, Transco's merchant gas sales service has no impact on its operating income or results of operations.

Gathering, Processing and Treating Contracts

We provided gathering, treating and processing services for WPX under several contracts. Revenues from these services were $270 million for the year ended December 31, 2011. The rates charged to provide these services are considered reasonable as compared to those that are charged to similarly-situated nonaffiliated customers.

Transportation and Exchange Contracts

We purchase transportation services from Overland Pass Pipeline Company LLC for NGLs from certain of our natural gas processing plants. These transportation costs were $45 million for the year ended December 31, 2011.

We provided natural gas transportation and exchange services and rental of communication facilities to WPX. These revenues were $42 million for the year ended December 31, 2011. The rates charged to provide sales and services to affiliates are comparable to those that are charged to similarly-situated nonaffiliated customers.

Commodity Sales Contracts

We sell feedstock commodities to Williams Olefins for use in its facilities and natural gas purchased for shrink replacement and fuel at our processing plants in excess of their requirements to WPX. Revenues from these product sales were $114 million for the year ended December 31, 2011. These sales are generally made at market prices at the time of sale.

We transferred a transportation capacity contract to WPX in a previous year. To the extent WPX did not utilize this transportation capacity for its needs (primarily transporting third-party gas volumes), we reimbursed WPX for these transportation costs. These cost reimbursements totaled approximately $11 million in 2011.

Operating Agreements with Equity Method Investees

We are party to operating agreements with unconsolidated companies where our investment is accounted for using the equity method. These operating agreements typically provide for reimbursement or payment to us for certain direct operational payroll and employee benefit costs, materials, supplies and other charges and also for management services. Williams supplied a portion of these services, primarily those related to employees since we do not have any employees, to the equity method investees. The following amounts were billed to the equity method investments we operate:

	Year Ended December 31, 2011 (Millions)
Cardinal Pipeline Company LLC	$ 3
Discovery Producer Services LLC	$ 14
Gulfstream Natural Gas System, L.L.C.	$ 9
Laurel Mountain Midstream, LLC	$ 21
Overland Pass Pipeline Company LLC	$ 8
Pine Needle LNG Company, LLC	$ 2
	$ 57

Summary of Other Transactions with Williams

For the year ended December 31, 2011, we distributed approximately $911 million to affiliates of Williams as quarterly distributions on its common units, 2 percent general partner interest, and incentive distribution rights.

Initial Omnibus Agreement

Upon the closing of our initial public offering, we entered into an omnibus agreement with Williams and its affiliates that was not the result of arm's-length negotiations. The omnibus agreement governs our relationship with Williams regarding the following matters:

- Reimbursement of certain general and administrative expenses;
- Indemnification for certain environmental liabilities, tax liabilities and right-of-way defects;
- Reimbursement for certain expenditures;
- A license for the use of certain software and intellectual property.

Total amounts received under this agreement for the year ended December 31, 2011, were $0.3 million.

Intellectual Property License

Williams and its affiliates granted a license to us for the use of certain marks, including our logo, for as long as Williams controls our general partner, at no charge.

Piceance Omnibus Agreement

Under an omnibus agreement entered into in connection with our acquisition of certain gathering and processing assets in the Piceance basin in November 2010, a subsidiary of WPX is obligated to reimburse us for (i) amounts incurred by us or our subsidiaries for any cost required to complete the pipeline and compression projects known collectively as the Ryan Gulch Expansion Project, (ii) amounts incurred by us or our subsidiaries prior to January 31, 2011, related to the development of a cryogenic processing arrangement with a subsidiary of Williams, up to $20 million, and (iii) amounts incurred by us or our subsidiaries for notice of violation or enforcement actions related to compression station land use permits or other losses, costs and expenses related to surface lease use agreements. In addition, we are obligated to reimburse a subsidiary of WPX for any costs related to the pipeline and compression projects known collectively as the Kokopelli Expansion irrespective of whether those costs were incurred prior to the effective date of the acquisition. We received approximately $1 million and paid $0.4 million under this agreement for the year ended December 31, 2011.

February 2010 Omnibus Agreement

In connection with Williams' contribution of ownership interests in certain entities to us in February 2010, we entered into an omnibus agreement with Williams. Pursuant to this omnibus agreement, Williams is obligated to indemnify us from and against or reimburse us for (i) amounts incurred by us or our subsidiaries for repair or abandonment costs for damages to certain facilities caused by Hurricane Ike, up to a maximum of $10 million, (ii) maintenance capital expenditure amounts incurred by us or our subsidiaries in respect of certain U.S. Department of Transportation projects, up to a maximum aggregate amount of $50 million, and (iii) an amount based on the amortization over time of deferred revenue amounts that relate to cash payments received prior to the closing of the contribution transaction for services to be rendered by us in the future at the Devils Tower floating production platform located in Mississippi Canyon Block 773. In addition, we are obligated to pay to Williams the proceeds of certain sales of natural gas recovered from the Hester storage field pursuant to the FERC order dated March 7, 2008, approving a settlement agreement in Docket No. RP06-569. Net amounts received under this agreement for the year ended December 31, 2011, were $31 million.

Gulfstream Acquisition

In May 2011, we acquired from Williams an additional 24.5 percent interest in Gulfstream in exchange for aggregate consideration of $297 million of cash, 632,584 limited partner units, and an increase in the capital account of our general partner to allow it to maintain its 2 percent general partner interest.

Review, Approval or Ratification of Transactions with Related Persons

Our partnership agreement contains specific provisions that address potential conflicts of interest between our general partner and its affiliates, including Williams, on one hand, and us and our subsidiaries, on the other hand. Whenever such a conflict of interest arises, our general partner will resolve the conflict. Our general partner may, but is not required to, seek the approval of such resolution from the Conflicts Committee of the Board of Directors of our general partner, which is comprised of independent directors. The partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or to our unitholders if the resolution of the conflict is:

- Approved by the Conflicts Committee;
- Approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;
- On terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
- Fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the Conflicts Committee and the Board of Directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the Conflicts Committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See "Directors, Executive Officers and Corporate Governance — Governance — Board Committees — Conflict Committee."

In addition, our Code of Business Conduct and Ethics requires that all employees, including employees of affiliates of Williams who perform services for us and our general partner, avoid or disclose any activity that may interfere, or have the appearance of interfering, with their responsibilities to us and our unitholders. Conflicts of interest that cannot be avoided must be disclosed to a supervisor who is then responsible for establishing and monitoring procedures to ensure that we are not disadvantaged.

Director Independence

Please read "Directors, Executive Officers and Corporate Governance — Governance — Director Independence" and " — Board Committees" in Item 10 above for information about the independence of our general partner's Board of Directors and its committees, which information is incorporated into this Item 13 by reference in its entirety.

Item 14. ***Principal Accounting Fees and Services***

Fees for professional services provided by our independent auditors for each of the last two fiscal years were as follows:

	2011	2010
	(Thousands)	
Audit Fees	$ 5,057	$ 7,309
Audit-Related Fees	—	—
Tax Fees	45	30
All Other Fees	—	—
	$ 5,102	$ 7,339

Fees for audit services in 2011 and 2010 include fees associated with the annual audit, the reviews of our quarterly reports on Form 10-Q, the audit of our assessment of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002 and services provided in connection with other filings with the SEC. The fees for audit services do not include audit costs for stand-alone audits for equity investees. Tax fees for 2011 and 2010 include fees for review of our federal tax return. Ernst & Young LLP does not provide tax services to our general partner's executive officers.

The Audit Committee of our general partner's Board of Directors is responsible for appointing, setting compensation for and overseeing the work of Ernst & Young LLP, our independent auditors. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by Ernst & Young LLP. On an ongoing basis, our general partner's management presents specific projects and categories of service to the Audit Committee to request advance approval. The Audit Committee reviews those requests and advises management if the Audit Committee approves the engagement of Ernst & Young LLP. On a quarterly basis, the management of our general partner reports to the Audit Committee regarding the services rendered by, including the fees of, the independent accountant in the previous quarter and on a cumulative basis for the fiscal year. The Audit Committee may also delegate the ability to pre-approve audit and permitted non-audit services, excluding services related to our internal control over financial reporting, to any two committee members, provided that any such pre-approvals are reported at a subsequent Audit Committee meeting. In 2011 and 2010, 100 percent of Ernst & Young LLP's fees were pre-approved by the Audit Committee.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1 and 2. *Williams Partners L.P. financials*

	Page
Covered by reports of independent auditors:	
Consolidated statements of income for each of the three years ended December 31, 2011	79
Consolidated balance sheets at December 31, 2011 and 2010	80
Consolidated statement of changes in equity for each of the three years ended December 31, 2011	81
Consolidated statements of cash flows for each of the three years ended December 31, 2011	82
Notes to consolidated financial statements	83
Not covered by reports of independent auditors:	
Quarterly financial data (unaudited)	113

All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

(a) 3 and (b). The following documents are included as exhibits to this report:

Exhibit Number		Description
§Exhibit 2.1	—	Contribution Agreement, dated as of January 15, 2010, by and among Williams Energy Services, LLC, Williams Gas Pipeline Company, LLC, WGP Gulfstream Pipeline Company, L.L.C., Williams Partners GP LLC, Williams Partners L.P., Williams Partners Operating LLC and, for a limited purpose, The Williams Companies, Inc, including exhibits thereto (filed on January 19, 2010 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 3.1	—	Certificate of Limited Partnership of Williams Partners L.P. (filed on May 2, 2005 as Exhibit 3.1 to Williams Partners L.P.'s registration statement on Form S-1 (File No. 333-124517)) and incorporated herein by reference.
Exhibit 3.2	—	Certificate of Formation of Williams Partners GP LLC (filed on May 2, 2005 as Exhibit 3.3 to Williams Partners L.P.'s registration statement on Form S-1 (File No. 333-124517)) and incorporated herein by reference.
Exhibit 3.3	—	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (including form of common unit certificate), as amended by Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 (filed on February 24, 2011 as Exhibit 3.3 to Williams Partners L.P.'s annual report on Form 10-K (File No. (File No. 001-32599)) and incorporated herein by reference.
Exhibit 3.4	—	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (filed on August 26, 2005 as Exhibit 3.2 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.1	—	Certificate of Incorporation of Williams Partners Finance Corporation (filed on September 22, 2006 as Exhibit 4.5 to Williams Partners L.P.'s registration statement on Form S-3 (File No. 333-137562)) and incorporated herein by reference.

Exhibit Number		Description
Exhibit 4.2	—	Bylaws of Williams Partners Finance Corporation (filed on September 22, 2006 as Exhibit 4.6 to Williams Partners L.P.'s registration statement on Form S-3 (File No. 333-137562)) and incorporated herein by reference.
Exhibit 4.3	—	Indenture, dated December 13, 2006, by and among Williams Partners L.P., Williams Partners Finance Corporation and The Bank of New York (filed on December 19, 2006 as Exhibit 4.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.4	—	Form of 7 1/4% Senior Note due 2017 (filed on December 19, 2006 as Exhibit 1 to Rule 144A/Regulation S Appendix of Exhibit 4.1 attached to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.5	—	Indenture, dated as of February 9, 2010, between Williams Partners L.P. and The Bank of New York Mellon Trust Company, N.A. (filed on February 10, 2010 as Exhibit 4.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.6	—	Registration Rights Agreement, dated as of February 9, 2010, among Williams Partners L.P. and Barclays Capital Inc. and Citigroup Global Markets Inc., each acting on behalf of themselves and the initial purchasers listed on Schedule I thereto (filed on February 10, 2010 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.7	—	Indenture, dated as of June 22, 2006, between Northwest Pipeline Corporation and JPMorgan Chase Bank, N.A., as Trustee, with regard to Northwest Pipeline's $175 million aggregate principal amount of 7.00% Senior Notes due 2016 (filed on June 23, 2006 as Exhibit 4.1 to Northwest Pipeline Corporation's Form 8-K (File. No. 001-07414), and incorporated herein by reference.
Exhibit 4.8	—	Indenture, dated as of April 5, 2007, between Northwest Pipeline Corporation and The Bank of New York (filed on April 5, 2007 as Exhibit 4.1 to Northwest Pipeline Corporation's Form 8-K (File No. 001-07414)) and incorporated herein by reference.
Exhibit 4.9	—	Indenture, dated May 22, 2008, between Northwest Pipeline GP and The Bank of New York Trust Company, N.A., as Trustee (filed on May 23, 2008 as Exhibit 4.1 to Northwest Pipeline GP's Form 8-K File No. 001-07414)) and incorporated herein by reference.
Exhibit 4.10	—	Senior Indenture, dated as of July 15, 1996 between Transcontinental Gas Pipe Line Corporation and Citibank, N.A., as Trustee (filed on April 2, 1996 as Exhibit 4.1 to Transcontinental Gas Pipe Line Corporation's Form S-3 (File No. 333-02155)) and incorporated herein by reference.

Exhibit Number		Description
Exhibit 4.11	—	Senior Indenture, dated as of November 30, 1995, between Northwest Pipeline Corporation and Chemical Bank Trustee with regard to Northwest Pipeline's 7.125% debentures due 2025 (filed September 14, 1995 as Exhibit 4.1 to Northwest Pipeline Corporation's Form S-3 (File No. 033-62639)) and incorporated herein by reference.
Exhibit 4.12	—	Indenture, dated as of August 27, 2001, between Transcontinental Gas Pipe Line Corporation and Citibank, N.A., as Trustee (filed on November 8, 2001 as Exhibit 4.1 to Transcontinental Gas Pipe Line Corporation's Form S-4 (File No. 333-72982)) and incorporated herein by reference.
Exhibit 4.13	—	Indenture, dated as of July 3, 2002, between Transcontinental Gas Pipe Line Corporation and Citibank, N.A., as Trustee (filed August 14, 2002 as Exhibit 4.1 to The Williams Companies Inc.'s Form 10-Q (File No. 001-07584)) and incorporated herein by reference.
Exhibit 4.14	—	Indenture, dated as of April 11, 2006, between Transcontinental Gas Pipe Line Corporation and JPMorgan Chase Bank, N.A., as Trustee with regard to Transcontinental Gas Pipe Line's $200 million aggregate principal amount of 6.4% Senior Note due 2016 (filed on April 11, 2006 as Exhibit 4.1 to Transcontinental Gas Pipe Line Corporation's Form 8-K (File No. 001-07584)) and incorporated herein by reference.
Exhibit 4.15	—	Indenture, dated May 22, 2008, between Transcontinental Gas Pipe Line Corporation and The Bank of New York Trust Company, N.A., as Trustee (filed on May 23, 2008 as Exhibit 4.1 to Transcontinental Gas Pipe Line Corporation's Form 8-K (File No. 001-07584)) and incorporated herein by reference.
Exhibit 4.16	—	Indenture, dated as of November 9, 2010, between Williams Partners L.P. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed on November 12, 2010 as Exhibit 4.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.17	—	First Supplemental Indenture, dated as of November 9, 2010, between Williams Partners L.P. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed on November 12, 2010 as Exhibit 4.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.18	—	Form of 4.125% Senior Notes due 2020 (filed November 12, 2010 as Exhibit A of Exhibit 4.2 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.19		Indenture, dated as of August 12, 2011, between Transcontinental Gas Pipe Line Company, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (filed on August 12, 2011 as Exhibit 4.1 to Transcontinental Gas Pipe Line Company, LLC's current report on Form 8-K (File No. 001-07584)) and incorporated herein by reference.

Exhibit Number		Description
Exhibit 4.20		Registration Rights Agreement, dated August 12, 2011, between Transcontinental Gas Pipe Line Company, LLC, BNP Paribas Securities Corp., RBC Capital markets, LLC, and RBS Securities Inc., each acting on behalf of themselves and the initial purchasers listed on Schedule I thereto (filed on August 12, 2011 as Exhibit 10.1 to Transcontinental Gas Pipe Line Company, LLC's current report on Form 8-K (File No. 001-07584)) and incorporated herein by reference.
Exhibit 4.21	—	Second Supplemental Indenture, dated as of November 17, 2011, between Williams Partners L. P. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed November 18, 2011 as Exhibit 4.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 4.22		Form of 4.00% Senior Notes due 2021 (filed November 18, 2011 as Exhibit A of Exhibit 4.2 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.1	—	Omnibus Agreement, among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, Williams Partners Operating LLC and (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. (filed on August 26, 2005 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.2	—	Amendment No. 1 to Omnibus Agreement among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, Williams Partners Operating LLC and (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. (filed on April 20, 2009 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.3	—	Omnibus Agreement, dated as of February 17, 2010, by and between The Williams Companies, Inc. and Williams Partners L.P. (filed on February 22, 2010 as Exhibit 10.2 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.4	—	Conveyance, Contribution and Assumption Agreement, dated as of February 17, 2010, by and among Williams Energy Services, LLC, Williams Gas Pipeline Company, LLC, WGP Gulfstream Pipeline Company, L.L.C., Williams Partners GP LLC, Williams Partners L.P. and Williams Partners Operating LLC (filed on February 22, 2010 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
#Exhibit 10.5	—	Williams Partners GP LLC Long-Term Incentive Plan (filed on August 26, 2005 as Exhibit 10.2 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.

Exhibit Number		Description
#Exhibit 10.6	—	Amendment to the Williams Partners GP LLC Long-Term Incentive Plan, dated November 28, 2006 (filed on December 4, 2006 as Exhibit 10.1 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
#Exhibit 10.7	—	Amendment No. 2 to the Williams Partners GP LLC Long-Term Incentive Plan, dated December 2, 2008 (filed on February 26, 2009, as Exhibit 10.4 to Williams Partners L.P.'s annual report on Form 10-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.8	—	Director Compensation Policy dated November 29, 2005, as revised November 30, 2010 (filed on February 24, 2011 as Exhibit 10.8 to Williams Partners L.P.'s annual report on Form 10-K (File No. (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.9	—	Administrative Services Agreement between Northwest Pipeline Services LLC and Northwest Pipeline GP, dated October 1, 2007 (filed on January 30, 2008 as Exhibit 10.1 to Williams Pipeline Partners L.P.'s Form 8-K (File No. 001-33917), and incorporated herein by reference.
Exhibit 10.10	—	Administrative Services Agreement, dated as of February 17, 2010, by and between Transco Pipeline Services LLC and Transcontinental Gas Pipe Line Company, LLC (filed on February 22, 2010 as Exhibit 10.3 to Williams Partners L.P.'s current report on Form 8-K (File No. 001-32599)) and incorporated herein by reference.
Exhibit 10.11	—	Credit Agreement, dated as of June 3, 2011, by and among Williams Partners L.P., Northwest Pipeline GP and Transcontinental Gas Pipe Line Company, LLC, as co-borrowers, the lenders named therein, and Citibank N.A., as Administrative Agent (filed on August 4, 2011 as Exhibit 10.1 to Williams Partners L.P.'s quarterly report on Form 10-Q (File no. 001-32599)) and incorporated herein by reference.
*Exhibit 12	—	Computation of Ratio of Earnings to Fixed Charges
*Exhibit 21	—	List of subsidiaries of Williams Partners L.P.
*Exhibit 23.1	—	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.
*Exhibit 23.2	—	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.
*Exhibit 24	—	Power of attorney.
*Exhibit 31.1	—	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
*Exhibit 31.2	—	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
**Exhibit 32	—	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer.

Exhibit Number		Description
*101.INS	—	XBRL Instance Document
*101.SCH	—	XBRL Taxonomy Extension Schema
*101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase
*101.DEF	—	XBRL Taxonomy Extension Definition Linkbase
*101.LAB	—	XBRL Taxonomy Extension Label Linkbase
*101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

** Furnished herewith.

§ Pursuant to item 601(b) (2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

Management contract or compensatory plan or arrangement.

Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,				
	2011	2010	2009	2008	2007
			(Millions)		
Earnings:					
Income before income taxes	$ 1,381	$ 1,103	$ 1,040	$ 1,156	$ 1,318
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(93)	(68)	(55)	(55)	(51)
Income before income taxes and equity earnings	1,288	1,035	985	1,101	1,267
Add:					
Fixed charges:					
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	426	393	260	252	226
Rental expense representative of interest factor	7	6	8	11	13
Total fixed charges	433	399	268	263	239
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	101	78	60	64	48
Less:					
Capitalized interest	(11)	(29)	(58)	(43)	(25)
Total earnings as adjusted	$ 1,811	$ 1,483	$ 1,255	$ 1,385	$ 1,529
Fixed charges	$ 433	$ 399	$ 268	$ 263	$ 239
Ratio of earnings to fixed charges	4.18	3.72	4.68	5.27	6.40

Exhibit 31.1

CERTIFICATIONS

I, Alan S. Armstrong, certify that:

1. I have reviewed this annual report on Form 10-K of Williams Partners L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ Alan S. Armstrong
Alan S. Armstrong
Chief Executive Officer of Williams Partners GP LLC, general partner of Williams Partners L.P.
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Donald R. Chappel, certify that:

1. I have reviewed this annual report on Form 10-K of Williams Partners L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ Donald R. Chappel
Donald R. Chappel
Chief Financial Officer of Williams Partners
GP LLC, general partner of Williams Partners L.P.
(Principal Financial Officer)

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Williams Partners L.P. (the "Partnership") on Form 10-K for the period ending December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, in his capacity as an officer of Williams Partners GP LLC (the "Company"), the general partner of the Partnership, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

/s/ Alan S. Armstrong
Alan S. Armstrong
Chief Executive Officer
February 27, 2012

/s/ Donald R. Chappel
Donald R. Chappel
Chief Financial Officer
February 27, 2012

A signed original of this written statement required by Section 906 has been provided to, and will be retained by, the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Report and shall not be considered filed as part of the Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WILLIAMS PARTNERS L.P.
(Registrant)
By: Williams Partners GP LLC, its general partner

/s/ TED T. TIMMERMANS
Ted T. Timmermans
Vice President, Controller, and Chief Accounting Officer (Duly Authorized Officer and Principal Accounting Officer)

February 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALAN S. ARMSTRONG Alan S. Armstrong	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 27, 2012
/s/ DONALD R. CHAPPEL Donald R. Chappel	Chief Financial Officer and Director (Principal Financial Officer)	February 27, 2012
/s/ TED T. TIMMERMANS Ted T. Timmermans	Vice, President, Controller , and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2012
/s/ H. BRENT AUSTIN* H. Brent Austin	Director	February 27, 2012
/s/ RORY L. MILLER* Rory L. Miller	Director	February 27, 2012
/s/ ALICE M. PETERSON* Alice M. Peterson	Director	February 27, 2012
/s/ H. MICHAEL KRIMBILL* H. Michael Krimbill	Director	February 27, 2012

Signature	Title	Date
/s/ RANDALL L. BARNARD* Randall L. Barnard	Director	February 27, 2012
/s/ LAURA A. SUGG * Laura A. Sugg	Director	February 27, 2012
*By: /s/ WILLIAM H. GAULT William H. Gault *Attorney-in-fact*		February 27, 2012



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